As filed with the Securities and Exchange Commission on August 19, 2010

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

1933 Act File No. 333-166396

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

POST-EFFECTIVE AMENDMENT NO. 1

AMERICAN CAPITAL, LTD.

(Exact name of registrant as specified in charter)

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Address of principal executive offices)

Registrant’s telephone number, including area code: (301) 951-6122

SAMUEL A. FLAX, ESQ.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL,

CHIEF COMPLIANCE OFFICER AND SECRETARY

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Name and address of agent for service)

COPIES TO:

RICHARD E. BALTZ, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these Securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and is not soliciting an offer to buy these Securities in any state where the offer or sale is not permitted.

PROSPECTUS

American Capital, Ltd.

$1,500,000,000

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

We may offer, from time to time, up to $1,500,000,000 aggregate initial offering price of our common stock, $0.01 par value per share, preferred stock, $0.01 par value per share and one or more classes or series of debt securities (collectively, the “Securities”) in one or more offerings. The Securities may be offered separately or together, in amounts, at prices and on terms to be disclosed in one or more supplements to this prospectus. The preferred stock and debt securities may also be convertible or exchangeable into shares of our common stock. The Securities may be offered directly to one or more purchasers, including existing shareholders in a rights offering, by us or through agents designated from time to time by us, or to or through underwriters or dealers. In the case of our common stock, the offering price per share by us less any underwriting commissions or discounts will not be less than the net asset value (“NAV”) per share of our common stock at the time we make the offering, except that we may issue shares of our common stock pursuant to this prospectus and the accompanying prospectus supplement at a price per share that is less than our NAV per share (a) in connection with a rights offering to our existing shareholders, (b) with the prior approval of the majority of our common shareholders or (c) under such circumstances as the U.S. Securities and Exchange Commission (“SEC”) may permit. In the event that we do issue shares of common stock with an offering price per share below our NAV per share, the interests of our existing shareholders may be diluted. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities. Our common stock is traded on The NASDAQ Global Select Market under the symbol “ACAS.” As of August 18, 2010, the last reported sales price for our common stock was $5.11 per share.

We are a publicly traded private equity fund and a global asset manager. On August 29, 1997 we completed an initial public offering and became a non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Our primary business objectives are to increase our taxable income, net realized earnings and net asset value by investing in senior debt, subordinated debt and equity of private and public companies with attractive current yields and/or potential for equity appreciation and realized gains and by investing in our alternative asset manager business.

This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. Additional information about us, including our annual, quarterly and current reports, proxy statements and our Statement of Additional Information (“SAI”), dated as of the same date as this prospectus, has been filed with the SEC. You may obtain a copy of any of these documents by writing us at our principal office, which is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Investor Relations or by calling 1-800-543-1976. This information is also available at our web site www.AmericanCapital.com. We will not charge you for these documents. The SEC maintains a web site (http://www.sec.gov) that contains the SAI and other information regarding us. The SAI is incorporated by reference in its entirety into this prospectus and its table of contents appears on page 126 of the prospectus. See “Statement of Additional Information.”

An investment in our Securities involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page 11. You should carefully consider these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our Securities.

The Securities being offered have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of the Securities by us through agents, underwriters or dealers unless accompanied by a prospectus supplement and/or pricing supplement.

The date of this prospectus is                     , 2010

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It likely does not contain all the information that is important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred.

Information contained or incorporated by reference in this prospectus or prospectus summary may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plans,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

AMERICAN CAPITAL, LTD.

We are a publicly traded private equity firm and a global asset manager. Our $5.6 billion on-balance sheet investment portfolio as of December 31, 2009 consists of investments in senior debt, subordinated debt and equity in controlled and non-controlled private and public companies, structured product investments (“Structured Products”) including commercial mortgage backed securities (“CMBS”), commercial collateralized loan obligation (“CLO”) securities and collateralized debt obligation (“CDO”) securities. We are also an alternative asset manager with approximately $6 billion of third-party capital resources under management as of December 31, 2009 across four third-party private and public funds that we manage.

In June 2010, we successfully completed a refinancing of our $2.3 billion of outstanding unsecured borrowings. Under the terms of the refinancing, lenders and noteholders had the option of receiving either cash or new secured debt, in each case in the full principal amount of their pre-transaction debt. Lenders and noteholders holding $1,030 million of debt selected or otherwise received 100% cash for their debt, while lenders and noteholders holding $1,307 million of debt, or 56% of pre-transaction debt, elected to receive new secured loans or notes of various series. As a result, we repaid $1,030 million of our unsecured obligations and issued $1,307 million of fixed and floating rate secured loans or notes which will mature in December 2013 in exchange for the remaining obligations. We also granted a lien on substantially all of our existing and hereafter acquired unencumbered assets as collateral for the newly issued loans and notes. See Note 19 to our consolidated financial statements included in this prospectus for additional disclosures regarding the exchange transaction.

As a result of the economic recession and global financial crisis during the past two years and the refinancing transaction discussed above, the current focus of our investment and capitalization strategy is to de-risk our investment portfolio and to continue to de-leverage our balance sheet.

Our investment strategy for the next few years will be focused on providing mezzanine debt financing in the buyouts of private companies sponsored by other private equity firms. This strategy would generate a substantially higher proportion of debt to equity investments that should de-risk our investment portfolio and position it for future on-balance sheet securitizations. Our investment strategy will also focus on making select follow-on equity investments in our existing portfolio companies with the goal of enhancing their values. We would expect any future American Capital sponsored buyouts to be completed through, or for the benefit of, newly raised off-balance sheet third-party funds that we would manage.

Our capitalization strategy for the next few years will be to continue to de-leverage our balance sheet by substantially reducing the outstanding balance of our borrowings. In the short-term, through the end of the current fiscal year, we expect to use our disposable cash flow to pay down our new secured debt obligations to under $1 billion so that we can reduce our interest rate to the lowest level under the agreements. Our long term goal over the next few years will be to continue to reduce our leverage so that we operate with an average debt to equity ratio of about 0.6 to 1.0.

In addition to managing American Capital’s assets and providing management services to portfolio companies of American Capital, we, through our ownership of American Capital, LLC, a wholly-owned portfolio company, also manage the following alternative asset funds: European Capital Limited (“European Capital”), American Capital Agency Corp. (“AGNC”), American Capital Equity I, LLC (“ACE I”), American Capital Equity II, LP (“ACE II”) and ACAS CLO 2007-1, Ltd. (“ACAS CLO-1”).

Private Finance Investment Portfolio Overview

We provide investment capital to middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. We primarily invest in senior debt, mezzanine debt and equity in the buyouts of private companies sponsored by us, the buyouts of private companies sponsored by other private equity firms and directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio companies. Currently, we will invest up to $100 million in a single middle market transaction in North America. We also invest in alternative asset funds managed by us. Our largest portfolio investment at cost as of December 31, 2009, excluding our investments in alternative asset funds, was $356 million. Our largest investment in an alternative asset fund at cost as of December 31, 2009, was $1.3 billion. As of December 31, 2009, our average investment size, at fair value, was $30 million, or 0.4% of total assets.

Historically, a majority of our investment financings have been to assist in the funding of change of control management buyouts of privately held middle market companies, and we expect that trend to continue. A change of control transaction could be the result of a sale of a portfolio company by another private equity firm, a corporate divestiture, a sale of a family-owned or closely-held business, a going private transaction or an ownership transition. Our financing of a change of control management buyout could either be for a buyout sponsored by us or for a buyout sponsored by another private equity firm. As an investor in the buyouts of other private equity firms, we support other private equity sponsors with subordinated debt, senior debt and minority equity investments in order to allow them to leverage their capital base. Since our initial public offering (“IPO”), we have partnered with approximately 150 equity sponsors. We expect that in the future a majority of any investments in new portfolio companies would be to provide senior and subordinated debt to portfolio companies of other private equity firms and that equity for buyouts sponsored by us in new portfolio companies will be done through funds that we manage.

Our loans typically range from $5 million to $100 million, mature in five to ten years, and require monthly or quarterly interest payments at fixed rates or variable rates generally based on LIBOR, plus a margin. We price our debt and equity investments based on our analysis of each transaction. As of December 31, 2009, the weighted average effective interest rate on our private finance debt investments was 9.9%, which includes the impact of non-accruing loans. As of December 31, 2009, we had a fully-diluted weighted average ownership interest of 45% in our private finance portfolio companies with a total equity investment at fair value of over $1.6 billion.

Our private finance portfolio investments consist of loans and equity securities primarily to privately-held middle market companies. There is generally no publicly available information about these companies and a primary or secondary market for the trading of these privately issued loans and equity securities generally does not exist. These investments have been historically exited through normal repayment or a change in control transaction such as a sale or recapitalization of the portfolio company. The opportunity to be repaid or exit our investments may occur if a portfolio company repays our loans out of cash flows, refinances our loans, is sold in a change of control transaction, or sells its equity in a public offering, or if we exercise any put rights or sell our privately-held debt or equity investments in a secondary market. As a public company, we can invest with a long-term horizon compared to a limited partnership, which typically has a finite life and must sell investments in order to return capital to investors in a short time horizon.

Our ability to fund the entire capital structure is a competitive advantage in completing many middle market transactions. We often sponsor One-Stop Buyouts™ in which we provide most, if not all, of the senior debt, subordinated debt and equity financing in the transaction. We may initially fund all of the senior debt at closing and syndicate it to third-party lenders post closing. We have a loan syndications group that arranges to have all or part of the senior loans syndicated to third-party lenders. In the future, we expect that we will fund the equity for our One-Stop Buyouts™ from funds that we manage.

As a BDC, we are required by law to make significant managerial assistance available to most of our portfolio companies. Such assistance typically involves providing guidance and counsel concerning the management, operations and business objectives and policies of the portfolio company to its management and board of directors, including participating on the company’s board of directors. As of December 31, 2009, we had board seats at 78 out of 142 of our private finance and managed fund portfolio companies and had board observation rights on 22 of our remaining private finance portfolio companies. We also have an operations team, including ex-CEOs with significant turnaround and bankruptcy experience, which provides intensive operational and managerial assistance. Providing assistance to our portfolio companies serves as an opportunity for us to maximize their value.

Alternative Asset Management Business Overview

As of December 31, 2009, our capital resources under management totaled $12.7 billion, including $6.0 billion of capital resources under management in our alternative asset funds. Our third-party alternative asset management business is conducted through our wholly-owned portfolio company, American Capital, LLC. In general, wholly-owned subsidiaries of American Capital, LLC enter into management agreements with each of its managed alternative asset funds. The discussion of the operations of American Capital, LLC in this prospectus includes its wholly-owned consolidated subsidiaries.

American Capital, LLC had over 55 employees as of December 31, 2009, including seven investment teams with over 20 investment professionals located in three offices in Bethesda, London and Paris. We enter into service agreements with American Capital, LLC to provide asset management services. Through these agreements, we provide investment advisory and oversight services to American Capital, LLC as well as access to our employees, infrastructure, business relationships, management expertise and capital raising capabilities. We charge American Capital, LLC an asset management fee for the use of these services. American Capital, LLC generally earns base management fees based on the size of the managed alternative asset funds and may earn incentive income, or a carried interest, based on the performance of the alternative asset funds. In addition, we may invest directly into our alternative asset funds and earn investment income from our investments in those funds.

THE OFFERING

We may offer, from time to time, up to $1,500,000,000 of our Securities, on terms to be determined at the time of the offering. Our Securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements. We are generally not able to issue and sell our common stock at a price below our NAV per share, exclusive of any underwriting commissions or discounts, except as otherwise noted herein. Additionally, as a BDC we are permitted to issue senior debt securities and preferred stock (collectively, “Senior Securities”) in any amount as long as immediately after such issuance our asset coverage is at least 200%, or equal to or greater than our asset coverage prior to such issuance, after taking into account the payment of debt with proceeds from such issuance. Asset coverage is defined as the ratio which the value of the total assets, less all liabilities and indebtedness not represented by Senior Securities, bears to the aggregate amount of Senior Securities representing indebtedness. However, if our asset coverage is below 200%, we may also borrow amounts up to 5% of our total assets for temporary purposes even if that would cause our asset coverage ratio to further decline.

Our Securities may be offered directly to one or more purchasers, including existing shareholders in a rights offering, by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

Set forth below is additional information regarding the offering of our Securities:

The NASDAQ Global Select Market Symbol	ACAS

Use of Proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our Securities for general corporate purposes, which may include investment in middle market companies in accordance with our investment objectives, repayment of indebtedness, acquisitions and other general corporate purposes. See “Use of Proceeds.”

Distributions	We have historically paid quarterly dividends to the holders of our common stock. However, in the fourth quarter of 2008, we revised our dividend policy to manage our capital base prospectively in the current volatile markets. Our Board of Directors will evaluate the declaration of our quarterly dividend after our financial results are determined each quarter, so that we may more precisely assess our taxable income, cash flow and changes in fair value to better manage our tangible net worth in the current volatile markets. See “Price Range of Common Stock and Distributions.” Certain additional amounts may be deemed as distributed to shareholders for income tax purposes. Other types of Securities will likely pay distributions in accordance with their terms.

Principal Risk Factors	Investment in our Securities involves certain risks relating to our structure and investment objectives that should be considered by the prospective purchasers of the Securities. Our secured borrowing arrangements impose significant limitations on us. If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our common stock, which would have an adverse impact on the liquidity and market price of our common stock, which may fluctuate significantly. Unless our asset coverage ratio exceeds 200%, we are generally unable to issue Senior Securities, except to refinance existing Senior Securities, or declare cash dividends. There is a risk you may not receive dividends and that you may receive our stock as dividends. In addition, as a BDC, our portfolio includes securities primarily issued by privately held companies. These investments may involve a high degree of business and financial risk, and are generally less liquid than public securities. Also, our determinations of fair value of privately held securities may differ materially from the values that would exist if there was a ready market for these investments. A large number of entities compete for the same kind of investment opportunities as we do. Moreover, our business requires a substantial amount of cash to operate and to grow, and we are dependent on external financing for growth. Because we may currently be in a period of capital markets disruption and economic downturn, our ability to raise capital may be negatively impacted. Additionally, because we borrow funds to make investments in and loans to middle market businesses, we are exposed to the risks of leverage, which may be considered as a speculative investment technique. The failure to qualify as a regulated investment company (“RIC”) eligible for pass-through tax treatment under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) on income distributed to shareholders could also have a materially adverse effect on the total return, if any, obtainable from an investment in our Securities. See “Risk Factors” for a discussion of these risks.

Certain Anti-Takeover Provisions	Our certificate of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third-party from making an acquisition proposal for us and thereby inhibit a change in control of us in circumstances that could give the holders of our common stock the opportunity to realize a premium over the then prevailing market price for our common stock. See “Risk Factors—Provisions of our Third Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws Could Deter Takeover Attempts” and “Certain Provisions of the Third Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws.”

Dividend Reinvestment Plan	Cash distributions to holders of our common stock may be reinvested under our Dividend Reinvestment Plan (“DRIP”) in additional whole and fractional shares of our common stock if you or your representative elects to enroll in the DRIP. See “Dividend Reinvestment Plan” and “Business—Regulated Investment Company Requirements.”

FEES AND EXPENSES

The following table will assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	—%
DRIP fees(1)	—
Annual Expenses (as a percentage of consolidated net assets attributable to our common stock)(2)
Management fees	—
Interest payments on borrowed funds(3)	10.99%
Other expenses(4)	14.00%

Total annual expenses(5)	24.99%

(1)	The expenses of the DRIP are included in stock record expenses, a component of “Other expenses.” We have no cash purchase plan. The participants in the DRIP will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any.
(2)	Consolidated net assets attributable to our common stock equal net assets (i.e., total assets less total liabilities) at December 31, 2009.
(3)	The interest payments on borrowed funds percentage is calculated by using our interest expense for the year ended December 31, 2009, divided by net assets attributable to our common stock as of December 31, 2009. We had outstanding borrowings of $4.1 billion at December 31, 2009. See “Risk Factors—We may incur additional debt that could increase your investment risks” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”
(4)	The “Other expenses” percentage is based on an estimate of annual expenses representing all of our operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as operating expenses in our statement of operations. The estimate of such annual other expenses is calculated by using our actual operating expenses, net of interest expense, for the year ended December 31, 2009, divided by net assets attributable to our common stock as of December 31, 2009.
(5)	Total annual estimated expenses as a percentage of consolidated net assets attributable to our common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The total annual expenses percentage is required by the SEC to be calculated as a percentage of net assets, rather than the total assets, including assets that have been funded with borrowed monies. If the total estimated annual expenses percentage were calculated instead as a percentage of total assets as of December 31, 2009, our total annual expenses would be 8.72% of consolidated total assets as of December 31, 2009.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These amounts are based upon payment by us of operating expenses at the levels set forth in the table above. In the event that securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$225	$549	$756	$1,004

This example should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes (as required by the SEC) a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our DRIP may receive shares purchased by the administrator of the DRIP at the market price in effect at the time, which may be at, above or below net asset value. See “Dividend Reinvestment Plan.”

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act, with respect to the Securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto and the SAI, contained in the registration statement.

We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read or copy such reports, proxy statements and other information, as well as the registration statement and the amendments, exhibits and schedules thereto, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of such material may also be obtained from the Office of Investor Education and Advocacy of the SEC by written request, fax or email, to: 100 F Street, N.E., Washington, D.C. 20549, (202) 772-9295, or PublicInfo@sec.gov, respectively, at prescribed rates. Our common stock is listed on The NASDAQ Global Select Market and our corporate web site is located at http://www.AmericanCapital.com. Information contained on our web site or on the SEC’s web site about us is not incorporated into this prospectus and you should not consider information contained on our web site or on the SEC’s web site to be part of this prospectus.

We make available free of charge on our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also furnish to our shareholders annual reports, which will include annual financial information that has been examined and reported on, with an opinion expressed, by our independent registered public accounting firm. See “Independent Registered Public Accounting Firm.”

Selected Condensed Consolidated Financial Data

(in millions, except per share data)

You should read the condensed consolidated financial information below with the consolidated financial statements and notes thereto included herein. Financial information at and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, has been derived from our financial statements that were audited by Ernst & Young LLP. Interim financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Senior Securities” below for more information.

	Year Ended December 31,
	2009	2008	2007	2006	2005
Total operating income(1)	$697	$1,051	$1,240	$860	$555
Total operating expenses(2)	582	521	640	424	228

Operating income before income taxes	115	530	600	436	327
Income tax benefit (provision)	20	(37)	(6)	(11)	(13)

Net operating income	135	493	594	425	314
Net gain on extinguishment of debt	12	—	—	—	—
Net realized (loss) gain on investments	(825)	32	214	173	36

Net realized (loss) earnings	(678)	525	808	598	350
Net unrealized (depreciation) appreciation of investments	(232)	(3,640)	(108)	297	15
Cumulative effect of accounting change(2)	—	—	—	1	—

Net (decrease) increase in net assets resulting from operations	$(910)	$(3,115)	$700	$896	$365

Per share data:
Net operating income:
Basic	$0.56	$2.42	$3.42	$3.15	$3.16
Diluted	$0.56	$2.42	$3.36	$3.11	$3.10
Net (loss) earnings:
Basic	$(3.77)	$(15.29)	$4.03	$6.63	$3.68
Diluted	$(3.77)	$(15.29)	$3.96	$6.55	$3.60
Dividends declared	$1.07	$3.09	$3.72	$3.33	$3.08
Balance sheet data:
Total assets	$6,672	$7,910	$11,732	$8,609	$5,449
Total debt	$4,142	$4,428	$4,824	$3,926	$2,467
Total shareholders’ equity	$2,329	$3,155	$6,441	$4,342	$2,898
Net asset value per share	$8.29	$15.41	$32.88	$29.42	$24.37
Other data (unaudited):
Number of portfolio companies at period end	187	223	219	188	141
New investments(3)	$109	$2,607	$7,928	$5,136	$3,714
Realizations(4)	$1,143	$2,176	$4,537	$3,447	$1,455
Net operating income return on average equity at cost(5)	2.1%	7.5%	11.3%	12.0%	13.6%
Net realized (loss) earnings return on average equity at cost(5)	(10.7)%	8.0%	15.3%	16.9%	15.2%
Net (loss) earnings return on average equity at fair value(6)	(37.3)%	(60.0)%	12.2%	24.6%	15.9%
Assets under management(7)	$12,474	$13,387	$17,104	$11,317	$5,675

(1)	Prior to the second quarter of 2007, European Capital Financial Services (Guernsey) Limited (“ECFS”), the investment manager for European Capital, was a consolidated operating subsidiary. In the second quarter of 2007, ECFS was deconsolidated prospectively and is recorded at fair value on our consolidated balance sheet as part of the fair value of our portfolio investment in American Capital, LLC.
(2)	In 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation (“ASC 718”). We adopted SFAS No. 123(R) using the “modified prospective” method. Under the modified prospective method, the consolidated financial statements for prior fiscal years do not reflect any restated amounts. When recognizing compensation cost under SFAS No. 123, we elected to adjust the compensation costs for forfeitures when the unvested awards were actually forfeited. However, under SFAS 123(R), we are required to estimate forfeitures of unvested awards when recognizing compensation cost. Upon the adoption of SFAS No. 123(R) on January 1, 2006, we recorded a cumulative effect of a change in accounting principle, net of related tax effects, to adjust compensation cost for the difference in compensation costs recognized in prior periods if forfeitures had been estimated during those periods of $1 million, or $0.01 per basic and diluted share.
(3)	New investments include amounts as of the investment dates that are committed but unfunded.
(4)	Realizations represent cash proceeds received upon the exit of investments including scheduled principal amortization, debt prepayments, proceeds from loan syndications and sales, payment of accrued payment-in-kind (“PIK”) interest, dividend and accreted loan discounts and sale of equity and other securities.
(5)	Equity calculated before the effect of net appreciation and depreciation of investments. Average equity is calculated based on the quarterly shareholders’ equity balances.
(6)	Return represents net increase or decrease in net assets resulting from operations. Average equity is calculated based on the quarterly shareholders’ equity balances.
(7)	Assets under management include both (i) the total of American Capital’s assets and (ii) the total assets of third-party funds under management of American Capital, LLC, including any direct investment we have in those funds.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus, including our consolidated financial statements and the related notes thereto before making a decision to purchase our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance.

If any of the following risks actually occur, our business, financial condition, results of operations or future prospects could be materially adversely affected. If any of that happens, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Structure

We have been impacted by a period of credit and capital markets disruption and recession

There have been traumatic developments in the financial markets worldwide over the past two years which have led to a recession in the U.S. and other countries. We have been adversely affected by these conditions. The recession and global financial crisis has limited our access to the debt and equity capital markets and resulted in significant depreciation of our investment portfolio and overleveraging of our balance sheet. The market disruption and liquidity crisis has also dramatically reduced the volume of mergers and acquisitions in the market place affecting our ability to continue to generate additional liquidity through sales of portfolio investments. Thus, we expect to continue to face significant challenges and uncertainties that could materially adversely affect our business, financial condition, and prospects.

Our business has significant capital requirements and may be adversely affected by a prolonged inability to access the capital markets or to sell assets

Our business requires a substantial amount of capital to operate. We historically have financed our operations, including the funding of new investments, through cash generated by our operating activities, secured and unsecured borrowings, the sale of investments, the sale of debt by special purpose affiliates to which we have contributed loan assets originated by us, and the sale of our equity. Our ability to continue to rely on such sources or other sources of capital is affected by restrictions in the 1940 Act and in certain of our debt agreements relating to the incurrence of additional indebtedness and the changes in the capital markets from the financial crisis. It is also affected by legal, structural and other factors. There can be no assurance that we will be able to access the funds necessary for our liquidity requirements.

The economic recession has adversely affected our business and a continuation of the adverse market and economic conditions could cause further harm to our operating results

The economic recession had a significant negative impact on the fair value of our portfolio investments evidenced by the significant net unrealized depreciation on our portfolio investments during 2008 and 2009. In addition, many of our portfolio companies are susceptible to the current economic downturn and may be unable to repay our debt investments, may be unable to be sold at a price that we could recover our investment, or even continue to operate during such periods. As a result, our non-performing assets have increased and may continue to increase and the value of our portfolio has decreased and may continue to decrease during an economic downturn. Our ability to obtain capital to invest in existing and new portfolio investments has also been impaired by the economic downturn. These results could have a material adverse effect on our business, financial condition and results of operations.

We have loans to and investments in middle market borrowers who may default on their loans or provide no return on our investments

We have invested in and made loans to privately-held, middle market businesses. There is generally no publicly available information about these businesses. Therefore, we rely on our principals, associates, analysts and consultants to investigate and monitor these businesses. The portfolio companies in which we have invested may have significant variations in operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow and other coverage tests typically imposed by senior lenders. Numerous factors may affect a portfolio company’s ability to repay its loan, including the failure to meet its business plan, a downturn in its industry or negative economic conditions, such as the current recession. Deterioration in a portfolio company’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. We have also made unsecured, subordinated loans and invested in equity securities, which involve a higher degree of risk than senior loans. In certain cases, our involvement in the management of our portfolio companies may subject us to additional defenses and claims from borrowers and third parties. These conditions may make it difficult for us to obtain repayment of our investments.

Middle market businesses typically have narrower product lines and smaller market shares than large businesses. They tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel.

These businesses may also experience substantial variations in operating results. Typically, the success of a middle market business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on us. In addition, middle market businesses often need substantial additional capital to expand or compete and will have borrowed money from other lenders with claims that are senior to us.

Our senior loans generally are secured by the assets of our borrowers. Our subordinated loans may or may not be secured by the assets of the borrower; however, if a subordinated loan is secured, our rights to payment and our security interest are usually subordinated to the payment rights and security interests of the senior lender. Therefore, we may be limited in our ability to enforce our rights to collect our subordinated loans and to recover any of the loan balance through a foreclosure of collateral.

There is uncertainty regarding the value of our portfolio investments

A substantial portion of our portfolio investments are not publicly traded. As required by law, we fair value these investments in accordance with the 1940 Act and FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) based on a determination made in good faith by our Board of Directors. Due to the uncertainty inherent in valuing investments that are not publicly traded, as set forth in our consolidated financial statements, our determinations of fair value may differ materially from the values that would exist if a ready market for these investments existed. Our determinations of the fair value of our investments have a material impact on our net earnings through the recording of unrealized appreciation or depreciation of investments as well as our assessment of income recognition. Thus, our NAV could be materially affected in the event of any changes in applicable law or accounting pronouncements governing how we currently fair value assets, or if our determinations regarding the fair value of our investments are materially different from the values that would exist if a ready market existed for these securities.

We may fail to continue to qualify for our pass-through tax treatment

We operate so as to qualify to be taxed as a RIC under Subchapter M of the Code and, provided we meet certain requirements under the Code, we can generally avoid corporate level federal income taxes on income distributed to our shareholders as dividends. We would cease to qualify for this favorable pass-through tax treatment if we are unable to comply with the source of income, asset diversification or distribution requirements contained in Subchapter M of the Code, or if we cease to operate so as to qualify as a BDC under the 1940 Act. There is a risk that we will continue to sell select investments in order to delever our balance sheet over the next several years, and if so, a smaller investment portfolio may make it difficult for us to continue to meet the source of income or asset diversification requirements in order to maintain our qualification as a RIC.

If we fail to qualify to be taxed as a RIC or to distribute our income to shareholders on a current basis, we would be subject to corporate level taxes which would significantly reduce the amount of income available for distribution to our shareholders. The loss of our RIC qualification could have a material adverse effect on the total return, if any, obtainable from an investment in our common stock.

A change in interest rates may adversely affect our profitability

Because we have funded a portion of our investments with borrowings, our net increase in assets from operations is affected by the spread between the rate at which we have invested and the rate at which we borrowed. We have attempted to match-fund our liabilities and assets by financing floating rate assets with floating rate liabilities and fixed rate assets with fixed rate liabilities or equity. We have entered into interest rate basis swap agreements to match the interest rate basis of our assets and liabilities, thereby locking in the spread between our asset yield and the cost of our borrowings, and to fulfill our obligations under the terms of our asset securitizations. However, our derivatives are considered economic hedges that do not qualify for hedge accounting under ASC Topic 815, Derivatives and Hedging (“ASC 815”).

Under our interest rate swap agreements, we generally pay a fixed rate and receive a floating interest rate based on LIBOR. We may enter into interest rate swaption agreements where, if exercised, we would receive a fixed rate and pay a floating rate based on LIBOR. We may also enter into interest rate cap agreements that would entitle us to receive an amount, if any, by which our interest payments on our variable rate debt exceed specified interest rates.

An increase or decrease in interest rates could reduce the spread between the rate at which we invest and the rate at which we borrow, and thus, adversely affect our profitability, if we have not appropriately match-funded our liabilities and assets or hedged against such event. Alternatively, our interest rate hedging activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio.

Also, the fair value of certain of our debt investments is based in part on the current market yields or interest rates of similar securities. A change in interest rates could have a significant impact on our determination of the fair value of these debt investments. In addition, a change in interest rates could also have an impact on the fair value of our interest rate swap agreements that could result in the recording of unrealized appreciation or depreciation in future periods. For example, a decline, or a flattening, of the forward interest rate yield curve will typically result in the recording of unrealized depreciation of our interest rate swap agreements.

Therefore, adverse developments resulting from changes in interest rates could have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations—Quantitative and Qualitative Disclosures About Market Risk” and “Financial Statements and Supplementary Data” for additional information on interest rate swap agreements.

A change in currency exchange rates may adversely affect our profitability

We have or may make investments in debt instruments that are denominated in currencies other than the U.S. dollar. In addition, we have or may make investments in the equity of portfolio companies whose functional currency is not the U.S. dollar. Our domestic portfolio companies may also transact a significant amount of business in foreign countries and therefore their profitability may be impacted by changes in foreign currency exchange rates. The functional currency of our largest portfolio company, European Capital, is the Euro. European Capital also has investments in other European currencies, including the British Pound. As a result, an adverse change in currency exchange rates may have a material adverse impact on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly results

We have and could experience further fluctuations in our quarterly operating results due to a number of factors including, among others, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, the ability to sell investments at attractive terms, the ability to fund and close suitable investments, the timing of the recognition of fee income from closing investment transactions and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We are dependent upon our key management personnel for our future success

We are dependent on the diligence and skill of our senior management and other members of management for raising capital and the selection, structuring, monitoring, restructuring, amendment and sale of our investments. Our future success depends to a significant extent on the continued service and coordination of our senior management and other members of management. Due to such factors as limitations on our ability to raise capital for new investments or the uncertainty surrounding our ability to exist as a going concern due to the default under certain of our debt obligations, it may be difficult to retain such individuals. The departure of certain executive officers or key employees could materially adversely affect our ability to implement our business strategy. We do not maintain key man life insurance on any of our officers or employees.

We operate in a highly competitive market for investment opportunities

We compete with hundreds of private equity and subordinated funds and other financing sources, including traditional financial services companies such as finance companies, commercial banks, investment banks and other equity and non-equity based investment funds. Some of our competitors are substantially larger and have considerably greater financial resources than us. Competitors may have lower cost of funds and many have access to funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships and build their market shares. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objectives or that we will be able to meet our investment goals.

Changes in laws or regulations governing our operations or our failure to comply with those laws or regulations may adversely affect our business

We and our portfolio companies are subject to regulation by laws at the local, state, federal and foreign level, including with respect to securities laws, tax and accounting standards. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations or the failure to comply with these laws or regulations could have a material adverse impact on our business. Certain of these laws and regulations pertain specifically to RICs or BDCs.

We could face losses and potential liability if intrusions, viruses or similar disruptions to our technology jeopardize our confidential information or that of users of our technology

Although we have implemented, and will continue to implement, security measures, our technology platform is and will continue to be vulnerable to intrusion, computer viruses or similar disruptive problems caused by transmission from unauthorized users. In addition, any misappropriation of proprietary information could expose us to a risk of loss or litigation.

Risks Related to Liquidity and Capital Resources

Our secured borrowing arrangements impose significant limitations on us

New Secured Debt. As of June 30, 2010, we had $277 million of floating rate secured loans under our term facility with Citicorp North America, Inc., as administrative agent (the “Credit Facility”), and $1,030 million of fixed and floating rate secured notes, issued under an indenture with Wilmington Trust FSB, as trustee (collectively, the “New Secured Debt”). Certain tranches of the secured notes are call-protected and except under certain circumstances, may only be redeemed by us prior to August 1, 2012 with a penalty. The remaining secured loans and notes have scheduled amortization and are subject to mandatory redemptions with proceeds from new debt and equity issuances, realized proceeds and excess cash flow. As a result, our ability to utilize our excess cash flow, investment sale proceeds or capital raising proceeds for reinvestment purposes is limited.

Our New Secured Debt imposes additional covenants upon us, including a limitation on our ability to enter into new debt financing, pay cash dividends, dispose of assets and fund new investments. In addition, we will have to maintain the following financial covenants: a minimum ratio of operating cash flow to interest expense and a minimum ratio of pledged assets to secured debt. There can be no assurance that we will be able to maintain in compliance with any such covenants and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Securitized Debt. As of June 30, 2010, we also had $1.6 billion outstanding under secured private term debt (“Term Debt Notes”) issued by our consolidated trusts to institutional investors. Each of these borrowing arrangements is further described below. These securities contain customary default provisions, as well as the following default provisions: a failure on our part, as the originator of the loans securing the Term Debt Notes or as the servicer of these loans, to make any payment or deposit required under related agreements within two business days after the date the payment or deposit is required to be made, or if we alter or amend our credit and collection policy in a manner that could have a material adverse effect on the holders of the Term Debt Notes or the voluntary or involuntary commencement of a case against us under Title eleven of the United States Code.

As a BDC, the 1940 Act generally limits our ability to issue Senior Securities if our asset coverage ratio does not exceed 200% immediately after each issuance of Senior Securities or remain equal to or greater than our asset coverage prior to such issuance.

As a BDC, the 1940 Act generally limits our ability to issue Senior Securities if our asset coverage ratio does not exceed 200% immediately after each issuance of Senior Securities or remain equal to or greater than our asset coverage prior to such issuance. Asset coverage ratio is defined in the 1940 Act as the ratio which the value of the total assets, less all liabilities and indebtedness not represented by Senior Securities, bears to the aggregate amount of Senior Securities representing indebtedness. From December 31, 2008 through March 31, 2010, our asset coverage ratio was less than 200%, and we were prohibited from issuing any additional Senior Securities other than for the purpose of immediately repaying existing debt, until our asset coverage ratio exceeded 200%, except for temporary borrowings that are repaid within 60 days and, limited to no more than 5% of our total assets. As of June 30, 2010, our asset coverage ratio was 206%. There are no assurances that we will be able to remain in compliance with this requirement. Thus, our access to funding to operate our business may be prohibited again in the future, and may have a material adverse affect on our business operations.

As a BDC, the 1940 Act generally limits our ability to issue equity below our NAV per share

Because we are subject to regulatory restrictions on the amount of debt we can issue, we are dependent on the issuance of equity as a financing source. As a BDC, we are generally not able to issue and sell our common stock at a price below our NAV per share, exclusive of any distributing commission or discount, without shareholder approval. Earlier this year, we received shareholder approval to sell a limited number of shares of our common stock at prices below our NAV per share in one or more offerings subject to certain conditions, including the prior approval of our Board of Directors. We subsequently sold almost all of such shares in a public offering, and only have shareholder authorization until February 12, 2011 to sell up to the remaining 24,930 shares at a price below our NAV per share. As of June 30, 2010, the closing price of our common stock was $4.82, which was significantly less than our NAV of $9.15 per share. If our common stock continues to trade at a discount to NAV, this regulatory restriction could adversely affect our financial condition by impairing our ability to raise additional equity capital, which could help reduce our borrowing costs and strengthen our balance sheet. In addition, even if we were to issue equity at a price below our NAV per share, it could result in a dilution in our NAV per share, which could result in a decline in the market price of our common stock.

Our interest rate swap agreements contain covenants that place limitations on us

We enter into interest rate swap agreements to manage interest rate risk and also to fulfill our obligations under the terms of our asset securitizations. Certain of our interest rate swap agreements contain an event of default that allows the counterparty to terminate transactions outstanding under the agreement following the occurrence of a cross default on certain of our other indebtedness in amounts equal to or greater than $5 million to $15 million, as applicable. Certain of our interest rate swap agreements also contain an event of default that allows a counterparty to terminate transactions outstanding under the agreement if certain of our other indebtedness in amounts equal to or greater than $5 million or $15 million, as applicable, is accelerated. As of June 30, 2010, all of our existing interest rate swap agreements were secured by a first priority lien, subject to certain permitted liens, on substantially all of our non-securitized assets pari passu with our New Secured Debt. We are prohibited under the terms of our New Secured Debt from collateralizing any new hedging agreements entered into after June 28, 2010.

As of June 30, 2010, we were in compliance with the above covenants for our interest rate swap agreements. However, there are no assurances that we will be able to remain in compliance. In the event of a default under our interest rate swap agreements, if our counterparties elected to terminate their agreements with us, it could have a material adverse effect on our business, financial condition and results of operations.

The lack of liquidity of our privately-held securities may adversely affect our business

Most of our investments consist of securities acquired directly from their issuers in private transactions. Some of these securities are subject to restrictions on resale or otherwise are less liquid than public securities. The illiquidity of our investments may make it difficult for us to obtain cash equal to the value at which we record our investments if the need arises.

We and certain of our executive officers are defendants in a purported class action lawsuit

We and certain of our executive officers were named as defendants in a purported class action lawsuit, filed on behalf of the purchasers of our common stock between October 31, 2007 and November 7, 2008. The complaint alleges certain securities law violations relating to the revision of our dividend policy to suspend dividends for the fourth quarter of 2008. The complaint seeks unspecified damages, costs and expenses. While we cannot predict the outcome with any certainty, we do not expect that it will materially affect our financial condition or results of operations. However, there can be no assurance whether this pending legal proceeding will have a material adverse effect on our financial condition or results of operations in any future reporting period.

Risks Related to Our Investing and Financing Strategy

We have and may incur additional debt that could increase your investment risks

We or our consolidated affiliates borrow money or issue debt securities to provide us with additional funds to invest. Our lenders have fixed dollar claims on our assets or the assets of our consolidated affiliates that are senior to the claims of our shareholders and, thus, our lenders have preference over our shareholders with respect to these assets. In particular, the assets that our consolidated affiliates have pledged to lenders under the Term Debt Notes were sold or contributed to separate affiliated statutory trusts prior to such pledge. While we own a beneficial interest in these trusts, these assets are the property of the respective trusts, available to satisfy the debts of the trusts, and would only become available for distribution to our shareholders to the extent specifically permitted under the agreements governing those Term Debt Notes. See “Risk Factors—Our secured borrowing arrangements impose certain limitations on us.” Additionally, we have granted a security interest in substantially all of our other assets to the holders of our New Secured Debt.

The following table is designed to illustrate the effect on returns to a holder of our common stock of the leverage created by our use of borrowing, at the weighted average interest rate of 6.2% for the twelve months ended June 30, 2010, and assuming hypothetical annual returns on our portfolio of minus 15% to plus 15%. As can be seen, leverage generally increases the return to shareholders when the portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed Return on Portfolio (Net of Expenses)(1)	-15.0%	-10.0%	-5.0%	—	5.0%	10.0%	15.0%
Corresponding Return to Common Shareholders(2)	-21.7%	-11.7%	-1.7%	8.3%	18.2%	28.2%	38.2%

(1)	The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance.
(2)	In order to compute the “Corresponding Return to Common Shareholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets at the beginning of the period to obtain an assumed return to us. From this amount, all interest expense accrued during the period is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of the beginning of the period to determine the “Corresponding Return to Common Shareholders.”

Although borrowing money for investment increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a sharper impact on our NAV if we borrow money to make investments. Our ability to pay dividends could also be adversely impacted. In addition, our ability to pay dividends or incur additional indebtedness is restricted if our asset coverage is not equal to at least twice our indebtedness and also by the terms of the New Secured Debt.

We currently have a non-investment grade corporate credit rating and we could experience further downgrades

As of June 30, 2010, our corporate credit rating was B2, B- and B+ by Moody’s Investor Services, Standard & Poor’s Ratings Services and Fitch Ratings, respectively, which represents a downgrade from Baa3, BBB and BBB, respectively, as of December 31, 2008. Any rating below BBB or Baa2 is considered non-investment grade. If these credit ratings were to not improve or even be further downgraded, our ability to refinance or raise additional debt, particularly at attractive rates, could be negatively impacted. Any of these occurrences could have a material effect on our business, financial condition and results of operations.

Our credit ratings may not reflect all risks of an investment in our debt securities

Our credit ratings are an assessment by major debt rating agencies of our ability to pay our obligations. Consequently, actual or expected changes in our credit ratings will likely affect the market value of our publicly issued debt securities. Our credit ratings, however, may not fully or accurately reflect all of the credit and market risks associated with our publicly issued debt securities.

We have limitations on our ability to obtain liquidity by selling our investments at prices lower than our current fair values

We may need to generate liquidity in our portfolio in order to meet principal amortization payments under the terms of certain of our indebtedness, including our New Secured Debt and remaining unsecured public notes. We may also need to generate liquidity to meet our current operating and financing costs or to fund any cash dividend to our shareholders to maintain our qualification as a RIC. In order to generate current liquidity, we may need to sell our debt and/or equity investments at prices lower than our current fair values or at prices lower than we could realize in future periods if we were to continue to hold the investments. We are prohibited though under the terms of our New Secured Debt from selling our portfolio investments below their fair market values. Thus, there can be no assurances that we will be able to sell assets in our portfolio to generate sufficient liquidity when necessary.

We may not realize gains from our equity investments

We invest in equity interests with the goal to realize gains from the disposition of the interests. Certain of our equity interests may not appreciate in value and, in fact, have depreciated in value. Accordingly, we may not be able to realize gains from our equity interests.

Failure to deploy capital effectively or obtain financing to make additional investments may reduce our return on equity

If we fail to invest new capital effectively, or obtain additional funds to grow, our return on equity may be negatively impacted, which could reduce the price of the securities that you own.

Our portfolio companies may be highly leveraged

Leverage may have important adverse consequences to our portfolio companies and to us as an investor. Portfolio companies that are leveraged may be subject to restrictive financial and operating covenants. The leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Investment in non-investment grade Structured Products may be illiquid, may have a higher risk of default, and may not produce current returns

Our investments in Structured Product securities are generally non-investment grade, which means that major rating agencies rate them below the top four investment-grade rating categories (i.e., “AAA” through “BBB”), and are sometimes referred to as “junk bonds.” Non-investment grade Structured Product bonds and preferred shares tend to be less liquid, may have a higher risk of default and may be more difficult to value. Economic recessions or downturns may cause defaults or losses on collateral securities to increase. Non-investment grade securities are considered speculative, and their capacity to pay principal and interest in accordance with the terms of their issue is not certain.

Our assets include investments in Structured Products which are subordinate in right of payment to more senior securities

Our assets include subordinated CMBS, CLO and CDO securities which are the most subordinate class of securities in a structure of securities secured by a pool of loans and accordingly are the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. The economic recession has caused defaults on the underlying collateral to increase; therefore we do not expect to recover the full amount of our initial investment in such subordinated interests. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquid investments.

The trading market or market value of our publicly issued debt securities may fluctuate

Our publicly issued debt securities do not have an established trading market. There is no assurance that a trading market for our publicly issued debt securities will ever develop or be maintained if developed. Additionally, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities including, but not limited to, the following:

•	future defaults under the securities;

•	our creditworthiness;

•	the time remaining to the maturity of these debt securities;

•	the outstanding principal amount of debt securities with terms identical to these debt securities;

•	the supply of debt securities trading in the secondary market, if any;

•	the redemption or repayment features, if any, of these debt securities;

•	the level, direction and volatility of market interest rates generally; and

•	market rates of interest that are higher or lower than rates borne by the debt securities.

There may also be a limited number of buyers when an investor decides to sell its debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

If we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our BDC status

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Thus, we may be precluded from investing in potentially attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there is a risk that this restriction could prevent us from making additional investments in our existing portfolio companies, which could cause our position to be diluted. We could also be forced to sell certain of our investments at to comply with the 1940 Act, which may result in us receiving significantly less than the current value of such investments.

Risks Related to Our Common Stock

There is a risk that you may not receive dividends

Since our IPO, we have distributed and currently intend to distribute more than 90% of our investment company ordinary taxable income to our shareholders in order to continue to qualify as a RIC and have distributed and currently intend to distribute sufficient dividends to eliminate our investment company taxable income and capital gains. However, due to the global financial and liquidity crisis, there can be no assurance that we will have sufficient liquidity to pay these amounts by the required dates to maintain our qualification as a RIC and to eliminate all of our investment company ordinary taxable income.

Pursuant to applicable tax regulations, we are also required to include in taxable income certain amounts that have not yet been collected in cash such as payment-in-kind interest or original issue discount accretion.

Since we may be required to recognize taxable income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company ordinary taxable income to continue to qualify as a RIC.

As a RIC, we could elect to retain our net long-term capital gains and pay a federal income tax on such gains on behalf of our shareholders treating them as a deemed distribution for tax purposes. In two of our last three tax years, we have elected to retain our long-term capital gains and pay the federal income tax on behalf of our shareholders instead of distributing the net long-term capital gains as a cash dividend to our shareholders.

Historically, we have declared a dividend every quarter since our IPO through the third quarter of 2008. However, we have not declared a dividend since the second quarter of 2009. There may be a risk that we will generate taxable income in future periods that is significantly lower than in prior periods or there may be a risk that we do not generate any taxable income in future periods, which could result in significantly reduced dividends, if any, in future periods as compared to historical levels. We had a net capital loss carryforward of $198 million for our tax year ending September 30, 2009, which may be carried forward for up to eight years. To the extent we generate future long-term taxable capital gains, our requirement to distribute those gains as dividends will be reduced by the amount of our net capital loss carryforward. We may also realize losses on certain of our debt and CMBS investments that could qualify as taxable ordinary losses under Section 166 or Section 1221 of the Code. As of June 30, 2010, our total debt and CMBS investment portfolio had accumulated net unrealized depreciation of $917 million. In future periods, we could realize losses on certain of these debt and CMBS investments that could qualify as taxable ordinary losses, which could significantly reduce our taxable ordinary income in future periods or could even result in us incurring a taxable ordinary loss in future periods. To the extent our taxable ordinary income is reduced from ordinary losses on the realization of our debt investments, the amount of our taxable ordinary income that we are required to distribute to our shareholders as dividends to maintain our qualification as a RIC or to eliminate our taxable income would be reduced.

We cannot assure you that we will achieve investment results or maintain a tax status that will allow any specified level of cash distributions or year-to-year increases in cash distributions.

There is a risk that you may receive our stock as dividends

Under the 1940 Act, if a BDC has any senior debt investments outstanding that were publicly issued, the BDC must make provision to prohibit the declaration of any dividend (except a dividend payable in the stock of the BDC) if its asset coverage ratio is below certain thresholds at the time of the distribution after deducting the amount of such dividend. We have received guidance from the staff of the SEC that notwithstanding this provision of the 1940 Act, we are able to declare and pay dividends pursuant to a revenue procedure issued by the IRS. On January 7, 2009, the IRS issued Revenue Procedure 2009-15, which temporarily allows a RIC to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, we may treat a distribution of our stock as a dividend if (i) the stock is publicly traded on an established securities market, (ii) the distribution is declared with respect to a taxable year ending on or before December 31, 2009, and (iii) each shareholder may elect to receive his or her entire distribution in either cash or our stock subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event would any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash. On December 23, 2009, the IRS issued Revenue Procedure 2010-12, which extends under similar terms the temporary guidance provided by Revenue Procedure 2009-15. This new guidance applies to distributions by a RIC of its own stock declared by December 31, 2012 with respect to RIC distribution requirements for taxable years ending on or before December 31, 2011. Future dividends with respect to a taxable year ending on or before December 31, 2011, if any, may be paid in shares of our common stock, subject to the limitations discussed above.

As noted above, our ability to pay cash dividends is also restricted under certain circumstances under the terms of our New Secured Debt. We are permitted to pay cash dividends only: (i) to the extent required to maintain our status as a RIC and eliminate our taxable income so long as we pay a portion of such dividends in shares of our common stock to the maximum level permitted by applicable law, or (ii) if our asset coverage is at least 200% after giving effect to such cash dividends and we are not in default under the agreements and the aggregate principal amount of the New Secured Debt is equal to or less than $1.4 billion.

Future equity financings may be on terms adverse to shareholder interests

We have issued, and may issue in the future, equity capital to help fund our operations and to make investments. Our shareholders approved a proposal at a special meeting on February 12, 2010 that extended the authority we previously received in February 2009, allowing us to sell shares of common stock below NAV per share subject to certain limitations. We issued shares of common stock below our NAV per share in the first quarter of 2010 to certain institutional investors, and in the first quarter of 2009 in connection with our acquisition of those shares of European Capital that we did not own. If we issue any additional shares of common stock below our NAV per share, the interests of our existing shareholders may be further diluted.

The following table is designed to illustrate the dilutive effect on NAV per share if we issue additional shares of common stock below our NAV per share. The table below reflects NAV per share diluted for the issuance of 50,000,000 shares of common stock, at hypothetical sales prices of 5%, 10%, 15%, 20%, 25% and 50% below the June 30, 2010 NAV of $9.15 per share.

Assumed Sales price per share below NAV(1)	-50%	-25%	-20%	-15%	-10%	-5%
Diluted NAV per share	$8.57	$8.86	$8.92	$8.98	$9.04	$9.09
% Dilution	-6.4%	-3.2%	-2.6%	-1.9%	-1.3%	-0.6%

(1)	The assumed sales price per share is assumed to be net of any applicable underwriting commissions or discounts.

If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our common stock, which would have an adverse impact on the liquidity and market price of our common stock

Our common stock is currently listed on The NASDAQ Global Select Market. Under NASDAQ rules, a stock can be delisted and not allowed to trade on NASDAQ if the closing bid price of the stock over a 30 consecutive trading-day period is less than $1.00 per share. Since the beginning of the financial markets crisis, we have and continue to experience significant volatility, including substantial decreases, in the price of our common stock. For the year ended December 31, 2009, the low closing price of our common stock as reported on The NASDAQ Global Select Market was $0.58 per share and the closing price on December 31, 2009 was $2.44 per share. As of June 30, 2010, our closing price was $4.82 per share. There is a risk that the share price of our common stock could decline further if the depressed state of the economy and credit and capital markets continue to impact our operations. There could then be a risk that the share price of our common stock could fall below the minimum listing requirement again, and thus be delisted from NASDAQ. A delisting of our common stock could negatively impact us by reducing the liquidity and market price of our common stock and the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing.

The market price of our common stock may fluctuate significantly

The market price and marketability of shares of our securities may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include the following:

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•

significant volatility in the market price and trading volume of securities of RICs, BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	changes in laws, regulatory policies, tax guidelines or financial accounting standards, particularly with respect to RICs or BDCs;

•	changes in our dividend policy and earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	decreases in our NAV per share;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Fluctuations in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and, in the event that we seek to raise capital through future equity financings, our ability to raise such equity capital.

Our common stock may be difficult to resell

Investors may not be able to resell shares of common stock at or above their purchase prices due to a number of factors, including:

•	actual or anticipated fluctuation in our operating results;

•	volatility in our common stock price;

•	changes in expectations as to our future financial performance or changes in financial estimates of securities analysts; and

•	departures of key personnel.

Provisions of our Third Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws could deter takeover attempts

Our Third Amended and Restated Certificate of Incorporation, as amended and Second Amended and Restated Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging and delaying or making more difficult a change in control. The existence of these provisions may negatively impact the price of our common stock and may discourage third party bids. These provisions may reduce any premiums paid to our shareholders for shares of our common stock that they own. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 governs business combinations with interested shareholders, and also could have the effect of delaying or preventing a change in control.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the Securities for general corporate purposes, including for our investment and lending activities, in accordance with our investment objectives, repayment of our indebtedness outstanding from time to time, acquisitions and other general corporate purposes.

We anticipate that substantially all of the net proceeds of any offering of Securities will be utilized in the manner described above within two years. Pending such utilization, we intend to invest the net proceeds of any offering of Securities in time deposits, income-producing securities with maturities of three months or less that are issued or guaranteed by the federal government or an agency thereof and high quality debt securities maturing in one year or less from the time of investment.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We operate to qualify as a RIC under Subchapter M of the Code. In order to qualify as a RIC, we must annually distribute in a timely manner to our shareholders at least 90% of our taxable ordinary income of our investment company based on our tax fiscal year. We report the estimated tax characteristics of each dividend when declared while the actual tax characteristics of dividends are reported annually to each shareholder on Form 1099 DIV. Our 2009 distributions of $1.07 per share consisted of $1.07 per share of ordinary income. For our ordinary dividends declared in 2009 of $1.07 per share, $0.98 per share were non-qualifying dividends and $0.09 per share were qualifying dividends. Our taxable ordinary income and taxable capital gain income comprise our investment company taxable income which differs from net income as defined by GAAP due primarily to temporary and permanent differences in interest and dividend income recognition, fee income recognition, stock-based compensation and other expense recognition, returns of capital and net unrealized appreciation or depreciation.

On January 7, 2009, the IRS issued Revenue Procedure 2009-15 that temporarily allows a RIC to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as a dividend if (i) the stock is publicly traded on an established securities market, (ii) the distribution is declared with respect to a taxable year ending on or before December 31, 2009 and (iii) each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash. On December 23, 2009, the IRS issued Revenue Procedure 2010-12, which extends under similar terms the temporary guidance provided by Revenue Procedure 2009-15. This new guidance applies to distributions by a RIC of its own stock declared by December 31, 2012 with respect to RIC distribution requirements for taxable years ending on or before December 31, 2011.

On June 11, 2009, our Board of Directors declared a special dividend to our shareholders of $1.07 per share that was paid on August 7, 2009. Each shareholder could elect to receive the dividend in either cash or in shares of common stock. Because the aggregate amount of the cash elections exceeded 10% of the aggregate dividend amount, the shareholders electing to receive cash received a pro rata cash amount and the remaining portion in shares of common stock. The number of shares of common stock comprising the stock portion was determined based on the volume weighted average price of our stock on The NASDAQ Global Select Market on July 27, July 28 and July 29, 2009. In total, the distribution consisted of $24 million of cash and 67.1 million shares of common stock. Included in the distribution of 67.1 million shares of common stock were 2.9 million shares of common stock distributed to a consolidated trust for our non-qualified deferred compensation plan. The shares of common stock held by the trust are accounted for as treasury stock in the accompanying consolidated balance sheets. The exact amount of cash and common stock received by each shareholder depended on the shareholder’s election. The special dividend included our remaining 2008 taxable income and a substantial portion of our 2009 taxable income. We expect to declare a minimum amount of dividends in 2010 equal to our remaining undistributed taxable income from our 2009 tax year in order to maintain our status as a RIC and to eliminate our 2009 taxable income.

There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our DRIP in additional whole and fractional shares. A shareholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our DRIP on the shareholder’s behalf. See “Risk Factors—We may fail to continue to qualify for our pass-through tax treatment”; “Dividend Reinvestment Plan”; and “Business—Regulated Investment Company Requirements.” Our common stock historically trades at prices both above and below our NAV per share. There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “ACAS”. As of July 22, 2010, we had 911 shareholders of record and 181,980 beneficial owners.

The following table sets forth the range of high and low sales prices of our common stock as reported on The NASDAQ Global Select Market and our declared dividends.

BID PRICE

	NAV Per Share(1)	High	Low	Dividends Declared		Premium (Discount) of Low Sales Price to NAV Per Share	Premium (Discount) of High Sales Price to NAV Per Share

2008
First Quarter	$28.16	$37.86	$26.15	$1.01		(7.14%)	34.45%
Second Quarter	$27.01	$35.84	$23.74	$1.03		(12.11%)	32.69%
Third Quarter	$24.43	$28.49	$15.83	$1.05		(35.20%)	16.62%
Fourth Quarter	$15.41	$27.00	$2.77	$—		(82.02%)	75.21%

2009
First Quarter	$12.32	$7.39	$0.58	$—		(95.29%)	(40.02%)
Second Quarter	$8.76	$5.56	$1.84	$1.07	(2)	(79.00%)	(36.53%)
Third Quarter	$7.80	$3.73	$2.08	$—		(73.33%)	(52.18%)
Fourth Quarter	$8.29	$3.40	$2.31	$—		(72.14%)	(58.99%)

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sale price. Historically, our net assets have been highest at the end of the quarter. The NAVs per share shown are based on outstanding shares as of the end of each period presented.
(2)	Dividend paid on August 7, 2009 in the form of $24 million in cash and approximately 67 million shares of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

For each of the five years ended December 31, 2009, our ratio of earnings to fixed charges, computed as set forth below, were as follows:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings to Fixed Charges*	**	**	3.4	5.8	4.7

For purposes of computing the ratio of earnings to fixed charges, earnings represent net increase (decrease) in net assets resulting from operations plus (or minus) income tax expense (benefit) plus excise tax expense plus fixed charges. Fixed charges include interest expense, a portion of rent expense and preferred stock dividend expense. We have assumed that one-third of the annual rent expense represents a reasonable approximation of fixed charges.

*	Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be (1.7), 3.7, 3.8, 4.2, and 4.6 for each of the five years ended December 31, 2009, respectively.
**	Due to our net loss for each of the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions, except per share data)

Forward-Looking Statements

All statements contained herein that are not historical facts including, but not limited to, statements regarding anticipated activity are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: (i) changes in the economic conditions in which we operate negatively impacting our financial resources; (ii) certain of our competitors have greater financial resources than us reducing the number of suitable investment opportunities offered to us or reducing the yield necessary to consummate the investment; (iii) there is uncertainty regarding the value of our privately held securities that require our good faith estimate of fair value, and a change in estimate could affect our net asset value; (iv) our investments in securities of privately-held companies may be illiquid which could affect our ability to realize a gain; (v) our portfolio companies could default on their loans or provide no returns on our investments which could affect our operating results; (vi) we are dependent on external financing to fund our business; (vii) our ability to retain key management personnel; (viii) a continued economic downturn or recession could further impair our portfolio companies and therefore harm our operating results; (ix) our borrowing arrangements impose certain restrictions; (x) changes in interest rates may affect our cost of capital and net operating income; (xi) we generally cannot sell Senior Securities, except to refinance existing Senior Securities, unless immediately after a debt issuance we maintain an asset coverage of at least 200%, or equal to or greater than our asset coverage prior to such issuance, which may affect returns to our shareholder; (xii) we may fail to continue to qualify for our pass-through treatment as a RIC, which could have an effect on shareholder return; (xiii) our common stock price may be volatile; and (xiv) general business and economic conditions and other risk factors described in our reports filed from time to time with the SEC. We caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

American Capital Investing Activity

We provide investment capital to middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. We invest in senior and subordinated debt in the buyouts of private companies sponsored by other private equity firms, directly to mature private and small public companies and into our current portfolio companies. We will co-invest senior and subordinated debt in One-Stop Buyouts™ sponsored by equity funds that we manage that will provide the equity portion of the investments. Currently, we will invest up to $100 million in a single middle market transaction in North America. We also invest in alternative asset funds managed by us. For summary financial information by geographic area, see the footnotes to our consolidated financial statements in this prospectus.

We seek to be a long-term partner with our portfolio companies. As a long-term partner, we will invest capital in a portfolio company subsequent to our initial investment if we believe that it can achieve appropriate returns for our investment. Add-on financings fund (i) strategic acquisitions by a portfolio company of either a complete business or specific lines of a business that are related to the portfolio company’s business, (ii) recapitalization of a portfolio company to raise financing on better terms, buyout one or several owners or to pay a dividend, (iii) growth of the portfolio company such as product development or plant expansions, or (iv) working capital for a portfolio company, sometimes in distressed situations, that need capital to fund operating costs, debt service, or growth in receivables or inventory.

The total value of our investment portfolio was $5.6 billion, $7.4 billion and $10.9 billion as of December 31, 2009, 2008 and 2007, respectively. Our new investments totaled $0.1 billion, $2.6 billion and $7.9 billion during the years ended December 31, 2009, 2008 and 2007, respectively. The amounts of our new investments include both funded commitments and unfunded commitments as of the investment date. During the year ended December 31, 2009, we generally limited our investment originations to providing funding to our existing portfolio companies for working capital or to recapitalize or refinance their balance sheets, primarily to preserve our investments. Since our asset coverage ratio was below 200% and our net asset value per share was greater than the trading price of our common stock during the year ended December 31, 2009, regulatory restrictions limited our ability to raise debt or equity capital during the year to be able to make significant new investments. In addition, we have increased the cash balance on our balance sheet with any realization of proceeds from the exit of portfolio investments during the year ended December 31, 2009 in anticipation of restructuring our debt obligations and delevering our balance sheet instead of reinvesting the proceeds into new investments.

The type and aggregate dollar amount of our new investments during the years ended December 31, 2009, 2008 and 2007 were as follows (in millions):

	2009	2008	2007
Investments in managed funds	$—	$775	$474
Financing for private equity buyouts	—	485	1,756
American Capital sponsored buyouts	—	303	3,273
Direct investments	—	192	843
Structured products	—	151	602
Add-on financing for working capital in distressed situations	81	125	99
Add-on financing for recapitalizations	20	110	489
Add-on financing for growth and working capital	4	368	7
Add-on financing for acquisitions	4	98	385

Total	$109	$2,607	$7,928

We continued to produce significant liquidity in 2009 through the realizations of our portfolio investments. However, the overall reduction in realizations from 2008 and 2007 was driven primarily by reduced global M&A activity. During the years ended December 31, 2009, 2008 and 2007, we received cash proceeds from realizations and repayments of portfolio investments as follows (in millions):

	2009	2008	2007
Loan syndications and sales	$410	$349	$1,601
Sale of equity investments	323	913	975
Principal prepayments	316	770	1,411
Payment of accrued PIK interest and dividend and original issue discounts	48	64	74
Scheduled principal amortization	46	80	74
Sale of CMBS securities	—	—	402

Total	$1,143	$2,176	$4,537

Results of Operations

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto.

Our consolidated financial performance, as reflected in our consolidated statements of operations, is composed of the following three primary elements:

•

The first element is “Net operating income,” which is primarily the interest, dividends and prepayment fees earned from investing in debt and equity securities and the fees we earn from portfolio company management, asset management, financing and transaction structuring activities, less our operating expenses and provision for income taxes.

•

The second element is “Net realized (loss) gain on investments,” which reflects the difference between the proceeds from an exit of an investment and the cost at which the investment was carried on our consolidated balance sheets and periodic interest settlements and termination receipts or payments on derivatives, foreign currency transaction gains or losses and income taxes on realized gains.

•

The third element is “Net unrealized depreciation of investments,” which is the net change in the estimated fair value of our portfolio investments and of our interest rate derivatives at the end of the period compared with their estimated fair values at the beginning of the period or their stated costs, as appropriate. In addition, our net unrealized depreciation of investments includes the foreign currency translation from converting assets and liabilities denominated in a foreign currency to the U.S. dollar.

The consolidated operating results for the years ended December 31, 2009, 2008 and 2007 were as follows (in millions):

	2009	2008	2007
Operating income	$697	$1,051	$1,240
Operating expenses	582	521	640

Operating income before income taxes	115	530	600
Benefit (provision) for income taxes	20	(37)	(6)

Net operating income	135	493	594
Net gain on extinguishment of debt	12	—	—
Net realized (loss) gain on investments	(825)	32	214

Net realized (loss) earnings	(678)	525	808

Net unrealized depreciation of investments	(232)	(3,640)	(108)

Net (loss) earnings	$(910)	$(3,115)	$700

Fiscal Year 2009 Compared to Fiscal Year 2008

Operating Income

We derive the majority of our operating income by investing in senior and subordinated debt and equity of middle market companies with attractive current yields and/or potential for equity appreciation and realized gains. We also derive operating income from investing in Structured Products. Operating income consisted of the following for the years ended December 31, 2009 and 2008 (in millions):

	2009	2008
Interest income on debt and Structured Product investments	$559	$765
Dividend income	76	176
Interest income on bank deposits	3	9

Interest and dividend income	638	950

Fund asset management fees and reimbursements	22	29
Portfolio company advisory and administrative fees	20	21
Loan financing fees	—	20
Other fees	17	31

Asset management and other fee income	59	101

Total operating income	$697	$1,051

Interest and Dividend Income

Interest income on debt and Structured Product investments decreased by $206 million, or 27%, to $559 million for the year ended December 31, 2009 from $765 million for 2008, due to a decrease in our monthly weighted average debt and Structured Product investments and a decline in the weighted average effective interest rate. Dividend income decreased by $100 million, or 57%, to $76 million for 2009 from $176 million for 2008, primarily due to a decline in the effective dividend yield.

The following table summarizes selected data for our debt and equity investments, at cost, for the years ended December 31, 2009 and 2008 (dollars in millions):

	2009	2008
Effective interest rate on debt investments(1)(2)	8.5%	11.0%
Debt investments(1)(2)	$6,537	$6,980
Average monthly one-month LIBOR	0.3%	2.5%
Average non-accrual loans at cost(3)	$915	$503
Average non-accrual loans at fair value(3)	$250	$121
Effective dividend yield on equity investments(1)	2.1%	4.8%
Equity investments(1)	$3,675	$3,695
Effective yield on debt and equity investments(1)(2)	6.2%	8.8%
Debt and equity investments(1)(2)	$10,212	$10,675

(1)	Monthly weighted average.
(2)	Includes Structured Products.
(3)	Quarterly average.

Our weighted average debt and Structured Product investments decreased during 2009 as we have chosen to accumulate cash on our balance sheet from any realization of proceeds from the exit of portfolio investments during the year ended December 31, 2009 in anticipation of restructuring our debt obligations and delevering our balance sheet instead of reinvesting the proceeds into new investments. The monthly weighted average effective interest rate on debt investments decreased 250 basis points to 8.5% for the year ended December 31, 2009 from 11.0% for the year ended December 31, 2008. This is primarily due to (i) a 220 basis point decrease in the average one-month LIBOR from the prior year, (ii) an increase in non-accrual loans, (iii) partially offset by an increase in the interest spreads on recent loan originations and modifications.

A portion of our debt investments, particularly our senior debt investments, accrue interest at LIBOR plus a spread. These loans either have no LIBOR floor or may have a LIBOR floor that is generally around 2.0%. As a result, as LIBOR declines, our interest income generally will decline for our loans that are based on LIBOR.

Our average quarterly non-accrual loans as a percentage of our total loans at cost increased in 2009 as compared to the prior year as the impact of the recent economic recession has negatively impacted the performance of certain of our portfolio companies. When a loan is placed on non-accrual, we record reserves on uncollected PIK interest income recorded in prior periods as a reduction of interest income in the current period. For the year ended December 31, 2009, we recorded reserves on uncollected PIK interest income recorded in prior periods of $69 million, which had an approximately 110 basis point impact on the weighted average effective interest rate for the year ended December 31, 2009.

The interest income we earn on our debt investments was generally positively impacted by loans that were originated or modified during 2008 and 2009. These recent new loans originations have been priced at generally higher spreads as compared to loans that have been repaid during this period as market spreads have increased during this period.

The monthly weighted average effective dividend yield on equity investments decreased 270 basis points to 2.1% for the year ended December 31, 2009 from 4.8% for the year ended December 31, 2008. This is primarily due to (i) a lower accrual of dividends on our preferred stock investments of our private finance portfolio, (ii) discontinuation of dividends from our investment in European Capital and (iii) lower dividends from our investment in American Capital, LLC.

For the year ended December 31, 2009, we recorded reserves on uncollected accrued dividend income recorded in prior periods from private finance preferred stock investments of $48 million, which are recorded as a reduction of dividend income in the current period. The reserves on accrued dividend income were recorded because we no longer expect such amounts to be collected or realized.

We recorded dividend income on our equity investment in European Capital of $51 million for the year ended December 31, 2008. We did not record any dividend income on our equity investment in European Capital for the year ended December 31, 2009.

To the extent American Capital, LLC declares dividends of its net operating income to us, such dividends would be included as dividend income. The net operating income of American Capital, LLC is comprised of the base management fees, profit sharing (called carried interest or incentive fee) and transaction fees it earns less the operating expenses it incurs for providing fund management services. For the year ended December 31, 2009, American Capital, LLC declared dividends of $4 million compared to dividends of $18 million for year ended December 31, 2008. The decrease in dividend income is attributable primarily to lower net operating income from American Capital, LLC due to lower management fee income earned from managing European Capital.

Asset Management and Other Fee Income

As of December 31, 2009, all of our third-party alternative asset fund management services are conducted through our wholly-owned portfolio company, American Capital, LLC. Fund asset management fees and reimbursements revenue for the years ended December 31, 2009 and 2008 represent fees of $22 million and $29 million, respectively, for providing advisory and administrative services to American Capital, LLC.

Our asset management and other fee income includes financial advisory services provided to our portfolio company investments and includes both management fees for providing managerial advice and analysis to our middle market portfolio companies, which can be recurring in nature, and transaction structuring and financing fees for structuring, financing and executing middle market portfolio transactions, which may not be recurring in nature.

During the year ended December 31, 2009, we did not complete any American Capital sponsored buyouts and did not provide any financing in buyouts sponsored by other private equity firms. As a result, we did not earn any loan financing, equity financing or transaction structuring fees for the year ended December 31, 2009.

Operating Expenses

Operating expenses increased $61 million, or 12%, for the year ended December 31, 2009 from 2008. Operating expenses consisted of the following for the years ended December 31, 2009 and 2008 (in millions):

	2009	2008
Interest	$256	$220
Salaries, benefits and stock-based compensation	215	206
General and administrative	111	95

Total operating expenses	$582	$521

Interest

Interest expense for the year ended December 31, 2009 increased $36 million, or 16%, from 2008. The increase in interest expense for the year ended December 31, 2009 was primarily attributable to an increase in interest rates for default interest and ratings downgrades and a make-whole interest payment, partially offset by a decline in LIBOR and lower weighted average borrowings. As discussed in Note 5 to our consolidated financial statements in this prospectus, we are in default under certain of our unsecured borrowing arrangements. We incurred additional interest expense of $72 million during the year ended December 31, 2009 as a result of higher interest rates due to the defaults on certain of our borrowing arrangements and rating agency downgrades. In addition, as discussed in Note 5 to our consolidated financial statements in this prospectus, we incurred interest expense of $22 million during the year ended December 31, 2009 for a make-whole interest payment associated with the acceleration of our unsecured private debt for which we subsequently entered into forbearance agreements. The $22 million make-whole interest payment was added to the outstanding principal amounts of the unsecured private notes in accordance with the forbearance agreements. The weighted average interest rate on all of our borrowings, including amortization of deferred financing costs and the make-whole interest payment accrual, for the year ended December 31, 2009 was 5.9%, compared to 4.9% for the year ended December 31, 2008. Our weighted average borrowings decreased to $4,307 million for the year ended December 31, 2009 from $4,508 million in the comparable period in 2008.

Salaries, Benefits and Stock-based Compensation

Salaries, benefits and stock-based compensation consisted of the following for the years ended December 31, 2009 and 2008 (in millions):

	2009	2008
Base salaries	$73	$93
Incentive compensation	34	5
Severance costs	9	10
Benefits	13	17
Stock-based compensation	86	81

Total salaries, benefits and stock-based compensation	$215	$206

Salaries, benefits and stock-based compensation for the year ended December 31, 2009 increased $9 million, or 4%, from 2008 primarily due to (i) a one-time acceleration of stock-based compensation in 2009 from a tender offer of employee stock options, (ii) an increase in incentive compensation, (iii) partially offset by a decrease in the number of employees from 2008.

In December 2009, we completed a tender offer for certain eligible outstanding employee stock options. Pursuant to the tender offer, we offered employees a cash payment for the voluntary cancellation of certain eligible outstanding employee stock options. For each tendered stock option, non-executive officer employees received a cash payment of $0.05 per eligible stock option and executive officer employees received $0.01 per eligible stock option. As a result of the tender offer, approximately $21 million was accelerated and recorded as stock-based compensation for the year ended December 31, 2009. See Note 6 to our consolidated financial statements in this prospectus.

Our incentive compensation during the year ended December 31, 2009 increased by $29 million from 2008 as a result of retention bonus accruals implemented in 2009.

To better align our organization and cost structure with current economic conditions, we undertook strategic reviews of our business in 2009 and 2008 which resulted in aggregate restructuring charges of $25 million and $19 million for the years ended December 31, 2009 and 2008, respectively. The restructuring charges included $9 million and $10 million, respectively, for severance and related costs associated with 72 and 160 employees for the years ended December 31, 2009 and 2008, respectively. The severance and related costs are included in salaries, benefits and stock-based compensation in our consolidated statements of operations. As of December 31, 2009, 2008 and 2007, we had total employees of 264, 384, and 580, respectively.

General and Administrative

General and administrative expenses increased by $16 million, or 17%, from 2008. The increase is primarily due to (i) non-recurring professional fees of $18 million for the year ended December 31, 2009 from both our and our unsecured creditors’ legal and financial advisors that have been engaged in connection with our debt restructuring negotiations, (ii) $16 million in restructuring charges related to excess facilities due to office closures and employee headcount reductions for the year ended December 31, 2009 as compared to $9 million in 2008, (iii) partially offset by lower overall general and administrative expenses due to fewer employees and offices in 2009 as compared to 2008.

(Benefit) Provision for Income Taxes

As a RIC, we are subject to a nondeductible federal excise tax of 4% if we do not distribute at least 98% of our ordinary income, excluding net short-term capital gains, in any calendar year and 98% of our capital gains for each one-year period ending October 31, including any undistributed income from the prior excise tax year. For the calendar year ended December 31, 2008 and the one-year period ending October 31, 2008, we did not distribute at least 98% of our ordinary income and capital gains and accrued the 4% excise tax. For the year ended December 31, 2008, we accrued $14 million of excise tax attributable to undistributed ordinary income, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations. For the year ended December 31, 2009 and one-year period ending October 31, 2009 we distributed at least 98% of our ordinary income and capital gains and did not accrue excise tax. The final taxable income included in our excise tax return for the calendar year ended December 31, 2008 and the one-year period ending October 31, 2008 resulted in a lower taxable income than the estimated taxable income used to accrue the $14 million excise tax for the year ended December 31, 2008. As a result of this change in estimate, we accrued an $8 million income tax benefit for the year ended December 31, 2009 related to excise taxes, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations.

On June 30, 2010, we merged our consolidated operating subsidiary, American Capital Financial Services, Inc. (“ACFS”) into us. ACFS was subject to corporate level Federal, state and local income tax. For the year ended December 31, 2009, we accrued a tax benefit of $12 million compared to a tax provision of $23 million for 2008. We used the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining whether our deferred tax asset is realizable, we considered the forecasted future taxable income of ACFS as well as any tax planning strategies. Considering the macroeconomic environment as of December 31, 2008, we concluded that it was more likely than not that we will not realize our deferred tax asset with future taxable income of ACFS. Accordingly, we recorded a valuation allowance against our deferred tax asset in 2008. Substantially most of our $23 million tax provision for ACFS in 2008 related to our recording of a valuation allowance. As of December 31, 2009, we continued to conclude that it is more likely than not that we would not realize our deferred tax asset with future taxable income of ACFS and have recorded a full valuation allowance against our deferred tax asset.

During the year ended December 31, 2009, we recorded a tax benefit of $12 million related to ACFS. On November 6, 2009, The Worker, Homeownership, and Business Assistance Act of 2009 was enacted. As part of this legislation, the carryback period for net operating losses arising in either 2008 or 2009 was increased from two years to three, four or five years at the election of the taxpayer. As a result of this new legislation, ACFS was able to carryback its net operating loss for the tax year ended September 30, 2009 to prior years to claim a refund. This resulted in American Capital recording a tax benefit of $10 million for the year ended December 31, 2009, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations.

Net Gain on Extinguishment of Debt

In 2009, we repurchased $20 million of Class B notes issued by our indirect wholly owned consolidated subsidiary, ACAS Business Loan Trust 2007-1 for $3 million. As a result of this purchase, we recognized a $17 million gain during the year ended December 31, 2009, which is recorded in net gain on extinguishment of debt in the accompanying consolidated statements of operations.

On March 12, 2009, we terminated our $500 million secured revolving credit facility with Wachovia Capital Markets, LLC, as deal agent. All borrowings under the facility were repaid during 2008 and had not been redrawn. We terminated the facility in connection with our effort to further delever our balance sheet and to reduce our overall borrowing costs. We recorded a loss on debt extinguishment of $5 million as a result of writing off the deferred debt issuance costs during the year ended December 31, 2009, which is recorded in net gain on extinguishment of debt in the accompanying consolidated statements of operations.

Net Realized (Losses) Gains on Investments

Our net realized (loss) gain on investments for the years ended December 31, 2009 and 2008 consisted of the following individual portfolio company realized gains (losses) greater than $15 million (in millions):

	2009	2008
Axygen Holdings Corporation	$35	$—
Piper Aircraft, Inc.	31	—
Edline, LLC	16	—
BPWest, Inc.	—	69
Contec Holdings, Ltd	—	58
SSH Acquisition, Inc.	1	37
Pasternak Enterprises, Inc.	1	34
PaR Systems, Inc.	—	19
Exstream Holdings, Inc.	2	18
PHC Acquisition, Inc.	1	16
Other, net	35	44

Total gross realized portfolio gains	$122	$295

Consolidated Bedding, Inc.	(196)	—
CMX Inc.	(121)	—
Barton-Cotton Holding Corporation	(74)	—
Anchor Drilling Fluids USA, Inc.	(55)	—
ACAS CRE CDO	(41)	—
Sale of commercial mortgage loan portfolio	(39)	—
TestAmerica Environmental Services, LLC	(39)	—
Halex Corporation	(29)	—
Ranpak Acquistion Company	(23)	(3)
Venus Swimwear, Inc	(21)	—
Ford Motor Company	(18)	—
Foamex, L.P.	(18)	—
Small Smiles Holding Company, LLC	(17)	—
Stein World, LLC	—	(32)
BLI Partners, LLC	—	(16)
Other, net	(147)	(112)

Total gross realized portfolio losses	$(838)	$(163)

Total net realized portfolio (losses) gains	$(716)	$132
Interest rate derivative periodic interest payments, net	(58)	(31)
European Capital put option agreement	(44)	—
Interest rate derivative termination payments, net	(4)	(9)
Foreign currency transactions	(3)	(6)
Taxes on net realized gains	—	(54)

Total net realized (losses) gains	$(825)	$32

The following are summary descriptions of portfolio company realized gains or losses greater than $30 million.

During 2009, we received full payment of our remaining subordinated debt investment in Axygen Holdings Corporation and sold all of our equity interests for $182 million in total proceeds realizing a total gain of $35 million offset by a reversal of unrealized appreciation of $37 million.

During 2009, we received full repayment of our remaining subordinated debt investment in Piper Aircraft, Inc. and sold all of our equity interests for $31 million in total proceeds realizing a total gain of $31 million offset by a reversal of unrealized appreciation of $23 million.

During 2009, Consolidated Bedding, Inc. (“Consolidated Bedding”) sold all of its remaining assets to several purchasers for total proceeds consisting of cash, a 49% equity interest in one of the purchasers, Spring Air International, LLC, and the future collection by one of the purchasers of certain accounts receivable of Consolidated Bedding. The total fair value of the cash and non-cash proceeds received, including the present value of future payments expected to be collected, was $14 million, the proceeds of which were used to partially pay down our debt investments. Subsequently, Consolidated Bedding filed for bankruptcy protection under Chapter 7 of the United States Code. We do not expect to receive any further proceeds for our debt and equity investments in Consolidated Bedding, except the collection of the remaining $14 million of total proceeds. We deemed our remaining investments to be worthless and recognized a realized loss of $196 million offset by a reversal of unrealized depreciation of $189 million.

During 2009, we wrote off a portion of our senior debt investment in CMX Inc. We did not receive any proceeds, realizing a loss of $121 million partially offset by a reversal of unrealized depreciation of $110 million.

During 2009, Barton-Cotton, Incorporated, the wholly-owned operating subsidiary of Barton-Cotton Holding Corporation (“Barton-Cotton”), filed for bankruptcy protection under Chapter 7 of the United States Code. Although we are pursuing our claims, we do not expect to receive any proceeds for our subordinated debt or equity investments in Barton-Cotton. We deemed our investments to be worthless and recognized a realized loss of $74 million fully offset by a reversal of unrealized depreciation.

During 2009, we wrote off $55 million of our subordinated debt investment in Anchor Drilling Fluids USA, Inc. We did not receive any proceeds, realizing a loss of $55 million fully offset by a reversal of unrealized depreciation.

As a result of deterioration of certain of the commercial mortgage loan collateral securing the CMBS bonds in ACAS CRE CDO during 2009, we no longer are receiving, nor do we expect to receive, future cash flows on our non-rated preferred shares and certain of our subordinated bonds in ACAS CRE CDO. Accordingly, during 2009 we wrote off our non-rated and certain of our subordinated bond investments in ACAS CRE CDO, realizing a loss of $41 million fully offset by a reversal of unrealized depreciation.

During 2009, we sold a portfolio of commercial mortgage loans secured by Winn-Dixie supermarkets for total cash proceeds of $103 million realizing a loss of $39 million fully offset by the reversal of unrealized depreciation. The commercial mortgage loans were made to the following real estate limited liability companies that were each portfolio companies of us: FU/WD Opa Locka, LLC, ZSF/WD Fitzgerald, LLC, ZSF Hammond, LLC, ZSF/WD Jacksonville, LLC, ZSF Montgomery-31, LLC, ZSF/WD Opa Locka, LLC and ZSF/WD Orlando, LLC.

During 2009, we wrote off our subordinated debt investment in TestAmerica Environmental Services, LLC. We did not receive any proceeds, realizing a loss of $39 million fully offset by a reversal of unrealized depreciation.

During 2008, we received full repayment of our remaining $9 million subordinated debt investment in BPWest, Inc. and sold all of our equity interests for $75 million in proceeds realizing a total gain of $69 million offset by a reversal of unrealized appreciation of $71 million.

During 2008, we received full repayment of our remaining $88 million subordinated debt investment in Contec Holdings, Ltd. and sold all of our equity interests for $165 million in proceeds realizing a total gain of $58 million offset by a reversal of unrealized appreciation of $58 million. We provided $135 million in subordinated debt financing to the purchasers.

During 2008, we received full repayment of our remaining $32 million subordinated debt investment in SSH Acquisition, Inc. and sold all of our equity interests for $59 million in proceeds realizing a total gain of $37 million offset by a reversal of unrealized appreciation of $40 million. We provided $141 million in senior and subordinated debt financing to the purchasers.

During 2008, we received full repayment of our remaining $29 million subordinated debt investment in Pasternack Enterprises, Inc. and sold all of our equity interests for $44 million in proceeds realizing a total gain of $34 million offset by a reversal of unrealized appreciation of $35 million.

During 2008, all of the operating assets of Stein World, LLC were sold pursuant to a sale foreclosure initiated by the lenders senior to us. We did not receive any proceeds from the sale and wrote off our debt investments in 2008 realizing a loss of $32 million offset by a reversal of unrealized depreciation of $32 million.

We record the accrual of the periodic interest settlements of interest rate swaps in net unrealized appreciation (depreciation) of investments and subsequently record the amount as a realized gain (loss) on investments on the interest settlement date. We generally pay a fixed rate and receive a floating rate based on LIBOR under our interest rate swap agreements. For the years ended December 31, 2009 and 2008, we recorded a net realized loss of $58 million and $31 million, respectively, from the settlement of the periodic interest payments under our interest rate swap agreements. The unfavorable periodic interest settlements in 2009 as compared to 2008 are due primarily from the decrease in LIBOR rates in 2009 as compared to 2008.

On November 19, 2008, we entered into a put option agreement with European Capital under which European Capital could put some or all of certain investments to us at a predetermined put price. Under the terms of the agreement, the put option could be exercised at any time commencing on January 1, 2010 and expiring on December 31, 2010. In consideration for entering into the put option agreement, European Capital paid us €16 million ($20 million). The fair value of the put option liability as of December 31, 2008 was $69 million (€49 million) which is included in derivative and option agreements in our consolidated balance sheet. On March 30, 2009, we entered into a termination agreement with European Capital to terminate the put option agreement. Under the terms of the termination agreement, we settled the put option obligation by paying European Capital the fair value of the put option obligation of $65 million (€49 million). As a result, we recognized a realized loss of $44 million offset by the reversal of unrealized depreciation of $49 million in our consolidated statements of operations.

For our tax year ended September 30, 2008, we retained our $155 million of net long-term capital gains resulting in a deemed distribution of $0.72 per share of net long-term capital gains to record holders as of September 30, 2008. Pursuant to the Code, we paid on behalf of our shareholders $54 million of Federal taxes on the retained net long-term capital gains, which is included in net realized (loss) gain on investments in the accompanying consolidated statements of operations.

Net Unrealized Appreciation (Depreciation) of Investments

The following table itemizes the change in net unrealized appreciation (depreciation) of investments for the years ended December 31, 2009 and 2008 (in millions):

	2009	2008
Gross unrealized appreciation of private finance portfolio investments	$297	$192
Gross unrealized depreciation of private finance portfolio investments	(970)	(1,955)

Net unrealized depreciation of private finance portfolio investments	(673)	(1,763)
Net unrealized depreciation of European Capital(1)	(248)	(672)
Net unrealized appreciation of AGNC	22	1
Net unrealized depreciation of American Capital, LLC(1)	(148)	(300)
Net unrealized depreciation of Structured Products	(11)	(606)
Reversal of prior period net unrealized depreciation (appreciation) upon realization	718	(140)

Net unrealized depreciation of portfolio investments	(340)	(3,480)
Foreign currency translation	28	(41)
Derivative agreements	31	(119)
Reversal of prior period net unrealized depreciation on option agreements upon realization	49	—

Net unrealized depreciation of investments	$(232)	$(3,640)

(1)	Excludes foreign currency translation.

Private Finance Portfolio

Our private finance portfolio investments consist of loans and equity securities primarily to privately-held middle market companies. There is generally no publicly available information about these companies and an active primary or secondary market for the trading of these privately issued loans and securities generally does not exist. Our investments have been historically exited through normal repayment or a change in control transaction such as a sale or recapitalization of the portfolio company.

As discussed in Note 3 to our consolidated financial statements in this prospectus, we adopted SFAS No. 157, which is codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) on January 1, 2008. As a result of the adoption of ASC 820, we were required to modify our valuation methodologies for certain of our private finance investments. Prior to the adoption of ASC 820, we generally determined the fair value of our private finance portfolio investments by using the enterprise value waterfall (“Enterprise Value Waterfall”) valuation methodology. This valuation approach results in the determination of a fair value of our investments based on a change of control in an M&A transaction or a recapitalization of the enterprise based on the value of the enterprise. However, upon the adoption of ASC 820, for investments in debt and redeemable preferred equity securities of portfolio companies for which we do not have the ability to initiate a sale of the portfolio company as of the measurement date and for which there is no active market, we are required under ASC 820 to use a hypothetical secondary market as our principal market. We determine the fair value based on the assumptions that hypothetical market participants would use to value the investment in a current hypothetical sale using the market yield (“Market Yield”) valuation methodology. As of December 31, 2009, we have recognized $241 million of cumulative net unrealized depreciation as a result of using a Market Yield valuation methodology instead of the Enterprise Value Waterfall valuation methodology. We intend to hold these private finance portfolio investments until settlement or maturity which would generally be on a change of control event such as a sale or recapitalization of the company. In general, we do not intend to exit these investments in a secondary market where the sale proceeds would be based on a market yield. Accordingly, we do not expect to realize this $241 million of cumulative net unrealized depreciation if we hold the investments to settlement or maturity and there are no significant unanticipated credit impairments. However, we may decide to sell certain of our debt investments prior to settlement or maturity in which the sale price would be based on a market yield.

For the year ended December 31, 2009, the $673 million of net unrealized depreciation on our private finance portfolio investments was driven primarily by portfolio company performance and credit. The declines related to portfolio company performance and credit for the year ended December 31, 2009 were driven mostly by declines in the operating results of certain of our portfolio companies due to the recent global economic recession. From a trend perspective, we experienced a significant amount of net unrealized depreciation on our private finance portfolio investments during the first half of 2009 while recognizing modest net unrealized appreciation on our private finance portfolio in the second half of 2009.

For the year ended December 31, 2008, the $1,763 million of net unrealized depreciation on our private finance portfolio included approximately $447 million of net unrealized depreciation as a result of the change in our accounting methodologies from the adoption of ASC 820. The remaining $1,316 million of net unrealized depreciation on our private finance portfolio investments during 2008 was driven primarily by a combination of declines in multiples of comparable companies and portfolio company performance and credit for certain of our portfolio companies due to the recent global economic recession, particularly in the second half of 2008.

European Capital

For the year ended December 31, 2009, we recognized unrealized depreciation of $248 million on our investment in European Capital. As of December 31, 2009, our investment in European Capital consisted of a 100% equity investment with a cost basis and fair value of $1,267 million and $243 million, respectively, as well as an unsecured revolving credit facility investment with a fair value of $26 million. In the first quarter of 2009, we acquired the remaining 32% equity interest not already owned by us.

European Capital is an investment fund that invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized public companies primarily in Europe. It primarily invests in senior debt, subordinated debt and equity. European Capital’s underlying portfolio investments are recorded at fair value determined in accordance with GAAP and ASC 820. In determining the fair value of our investment in European Capital, we concluded that our wholly-owned equity investment should be less than the NAV of European Capital due to the risks associated with our ability to realize the full fair value of European Capital’s underlying assets for several reasons, including European Capital negotiating the restructuring of its credit facilities with its lenders as of the measurement date, and recent comparable transactions and public comparables, which indicate fair values at a discount to NAV. The unrealized depreciation of $248 million during the year ended December 31, 2009 is due primarily to a decrease in the NAV of European Capital primarily as a result of a decline in the fair value of its portfolio investments during the year.

The following is a summary composition of European Capital’s NAV and our equity investment’s implied discount to its NAV as of December 31, 2009 (€ and $ in millions):

Debt investments at fair value	€1,038
Equity investments at fair value	174
Other assets and liabilities, net	94
Secured debt at cost	(569)
Unsecured debt at cost	(191)
Unsecured debt from American Capital at cost	(18)

Net asset value	€528
Exchange rate	1.43

Net asset value in dollars	$755

Fair value of American Capital equity investment	$243

Implied discount to NAV	67.8%

As of December 31, 2008, European Capital was publicly traded on the London Stock Exchange under the ticker symbol “ECAS.” The fair value of European Capital as of December 31, 2008 was based on the market quote as of December 31, 2008 plus a control premium because our Board of Directors determined that additional value above the market quote would be obtainable upon transfer of control. The unrealized depreciation of $672 million during the year ended December 31, 2008 was due primarily to a decrease in the closing market quote as of December 31, 2008.

AGNC

For the year ended December 31, 2009, we recognized unrealized appreciation of $22 million on our investment in AGNC due to an increase in the closing market quote and the elimination in the discount to the market quote for certain sales restrictions that have lapsed.

American Capital, LLC

American Capital, LLC, a wholly-owned portfolio company of American Capital, is a holding company of wholly-owned third-party fund managers. During the years ended December 31, 2009 and 2008, we recognized $148 million and $300 million, respectively, of unrealized depreciation on our investment in American Capital, LLC. The funds managed by American Capital, LLC are European Capital, AGNC, ACE I, ACE II and ACAS CLO-1. The decline in value of American Capital, LLC for the years ended December 31, 2009 and 2008 is primarily due to a decline in its projected cash flows from reduced projected management fees and carried interest for managing European Capital due in part to a decline in the fair value of European Capital’s investments.

Structured Products

American Capital has investments in Structured Products such as investment and non-investment grade tranches of CMBS, CLO and CDO securities. During the years ended December 31, 2009 and 2008, we recorded $11 million and $606 million, respectively, of net unrealized depreciation on our Structured Products investments. Our CMBS portfolio, which includes a commercial real estate CDO, experienced $51 million and $455 million of net unrealized depreciation during the years ended December 31, 2009 and 2008, respectively, and our CLO and CDO portfolios of commercial loans experienced $40 million of net unrealized appreciation during the year ended December 31, 2009 and $151 million of net unrealized depreciation during the year ended December 31, 2008.

We value our Structured Products investments using the Market Yield valuation methodology. We estimate fair value based on third-party broker quotes, sale transactions of identical or similar securities and our cash flow forecasts subject to our assumptions a market participant would use regarding the investments’ underlying collateral including, but not limited to, assumptions of default and recovery rates, reinvestment spreads and prepayment rates. Cash flow forecasts are discounted using a market participant’s market yield assumptions that are derived from multiple sources including, but not limited to, third-party broker quotes, industry research reports and transactions of securities and indices with similar structure and risk characteristics. We weight the use of third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. We considered that the current market for our Structured Products investments may be considered an inactive market and that the information used by the third-party brokers to develop the quotes, if any, may generally not be based on actual transactions.

For the year ended December 31, 2008, the net unrealized depreciation of $455 million and $151 million in our CMBS and CLO/CDO portfolios, respectfully, was driven primarily by a dramatic widening of the investments spreads from origination caused by the liquidity crisis in the market as well as credit performance, particularly in our CMBS portfolio. The liquidity crisis drove investors’ expected returns higher on Structured Product investments. For the year ended December 31, 2009, the net unrealized appreciation of $40 million on our CLO/CDO portfolio was mostly due to narrowing of these investment spreads from the prior year. For the year ended December 31, 2009, the net unrealized depreciation of $51 million on our CMBS portfolio is due primarily to lower projected future cash flows due to credit performance in the overall commercial real estate markets, partially offset by a narrowing of investment spreads from the prior year. Cumulatively, we have recorded net unrealized depreciation of our Structured Products investments as of December 31, 2009 of $726 million.

Foreign Currency Translation

We have a limited amount of investments in portfolio companies, including European Capital, for which the investment is denominated in a foreign currency, primarily the Euro. We also have other assets and liabilities denominated in foreign currencies. Fluctuations in exchange rates therefore impact our financial condition and results of operations, as reported in U.S. dollars. For the year ended December 31, 2009, we recorded net unrealized appreciation of $28 million primarily as a result of the Euro appreciation against the U.S. dollar compared to net unrealized depreciation of $41 million in 2008.

Derivative and Option Agreements

During the year ended December 31, 2009, we recorded $31 million of net unrealized appreciation from derivative agreements, primarily interest rate swaps, compared to net unrealized depreciation of $119 million for the prior year.

For interest rate derivative agreements, we estimate the fair value based on the estimated net present value of the future cash flows using a forward interest rate yield curve in effect as of the end of the measurement period, adjusted for nonperformance risk, if any, including an evaluation of our credit risk and our counterparty’s credit risk. A negative fair value would represent an amount we would have to pay a third-party and a positive fair value would represent an amount we would receive from a third-party to assume our obligation under an interest rate derivative agreement. The derivative agreements generally appreciate or depreciate primarily based on relative market interest rates and their remaining term to maturity as well as changes in our and our counterparty’s credit risk.

The net unrealized appreciation of $31 million for the year ended December 31, 2009 was due to net unrealized appreciation of $76 million due to an increase in the forward interest rate yield curve, partially offset by unrealized depreciation of $45 million associated with a reduction of our credit risk for non-performance during the period. Cumulatively, the fair value of our net liability for our derivative agreements as of December 31, 2009 includes an $18 million reduction in the fair value of the net liability due to the incorporation of our credit risk as a result of the impact of our default under our unsecured borrowing arrangements and credit rating downgrades.

Return on Shareholders’ Equity

The following table summarizes our returns on shareholders’ equity for the years ended December 31, 2009 and 2008:

	2009	2008
Net operating income return on average shareholders’ equity at cost	2.1%	7.5%
Net realized (loss) earnings return on average shareholders’ equity at cost	(10.7)%	8.0%
Net loss return on average shareholders’ equity	(37.3)%	(60.0)%

Fiscal Year 2008 Compared to Fiscal Year 2007

Operating Income

Operating income consisted of the following for the years ended December 31, 2008 and 2007 (in millions):

	2008	2007
Interest income on debt and Structured Product investments	$765	$767
Dividend income	176	222
Interest income on bank deposits	9	10

Interest and dividend income	950	999

Fund asset management fees and reimbursements	29	34
Portfolio company advisory and administrative fees	21	27
Loan financing fees	20	55
Prepayment fees	5	15
Equity financing fees	4	51
Transaction structuring fees	4	36
Other fees	18	23

Asset management and other fee income	101	241

Total operating income	$1,051	$1,240

Interest and Dividend Income

Interest income on debt and Structured Product investments decreased $2 million to $765 million for the year ended December 31, 2008 from $767 million for 2007 due to a decline in the weighted average interest rate on our debt and Structured Product investments partially offset by an increase in our weighted average debt and Structured Product investments. Dividend income decreased by $46 million, or 21%, to $176 million for 2008 from $222 million for 2007, primarily due to a decline in the weighted average effective yield on our equity investments partially offset by an increase in our weighted average equity investments.

The following table summarizes selected data for our debt and equity investments, at cost, for the years ended December 31, 2008 and 2007 (dollars in millions):

	2008	2007
Effective interest rate on debt investments(1)(2)	11.0%	12.5%
Debt investments(1)(2)	$6,980	$6,146
Average monthly one-month LIBOR	2.5%	5.2%
Average non-accrual loans at cost(3)	$503	$235
Average non-accrual loans at fair value(3)	$121	$74
Effective dividend yield on equity investments(1)	4.8%	6.5%
Equity investments(1)	$3,695	$3,422
Effective yield on debt and equity investments(1)(2)	8.8%	10.3%
Debt and equity investments(1)(2)	$10,675	$9,568

(1)	Monthly weighted average.
(2)	Includes Structured Products.
(3)	Quarterly average.

The monthly weighted average effective interest rate on debt investments decreased 150 basis points to 11.0% for the year ended December 31, 2008 from 12.5% for the year ended December 31, 2007. This is primarily due to a 270 basis point decrease in the average one-month LIBOR from the prior year resulting in lower interest income on our variable rate loans. The decrease in the monthly weighted average effective interest rate is also due to an increase in non-accrual loans, partially offset by an increase in the interest spreads on new investments originated or modified in the last eighteen months.

The monthly weighted average effective dividend yield on equity investments decreased 170 basis points to 4.8% for the year ended December 31, 2008 from 6.5% for the year ended December 31, 2007. The decrease is primarily due to (i) a lower accrual of dividends on our preferred stock investments of our private finance portfolio, (ii) lower non-recurring cash dividends from our common stock investments in our private finance portfolio and (iii) lower dividend income from American Capital, LLC, partially offset by (iv) an increase in our cash dividends from our common equity investments in our alternative asset funds.

The net operating income of American Capital, LLC is comprised of the base management fees, profit sharing (called carried interest or incentive fee) and transaction fees it earns less the operating expenses it incurs for providing fund management services. For the year ended December 31, 2008, American Capital, LLC declared dividends of $18 million compared to dividends of $41 million for year ended December 31, 2007. The decrease in dividend income is attributable primarily to a decrease in American Capital, LLC’s net operating income in 2008 due mostly to lower transaction fees from lower investment volume of its private equity funds under management, mostly European Capital, and lower management fees due to a decrease in assets under management primarily attributable to higher unrealized depreciation on the asset portfolio of European Capital.

We recorded dividend income on our equity investment in European Capital of $51 million for the year ended December 31, 2008 compared to $52 million for the year ended December 31, 2007. We also recorded dividend income of $13 million on our equity investment in AGNC for the year ended December 31, 2008.

Asset Management and Other Fee Income

Fund asset management fees and reimbursements revenue for the years ended December 31, 2008 and 2007 includes fees of $29 million and $19 million, respectively, for providing advisory and administrative services to American Capital, LLC. In addition, prior to the second quarter of 2007, ECFS was a consolidated operating subsidiary that earned alternative asset management fees and expense reimbursement revenues. The alternative asset management fees and expense reimbursements revenue earned by ECFS during the year ended December 31, 2007 was $15 million. There were no alternative asset management fees and expense reimbursements revenue recorded by us related to ECFS during the year ended December 31, 2008 as it was deconsolidated in the second quarter of 2007.

Loan financing fees for the year ended December 31, 2008 decreased $35 million, or 64%, over the comparable period in 2007. The decrease in loan financing fees for the year ended December 31, 2008 was attributable to a decrease in loan originations. The loan originations during the year ended December 31, 2008 decreased by $3.3 billion as compared to the prior year. Loan fees received that are representative of additional yield are recorded as OID and accreted into interest income using the effective interest method and not included in fee income.

Equity financing fees for the year ended December 31, 2008 decreased $47 million, or 92% over the comparable period in 2007. Transaction structuring fees for the year ended December 31, 2008 decreased $32 million, or 89% over the comparable period in 2007. Equity financing fees and transaction structuring fees were significantly lower in 2008 due primarily to reduced volume of American Capital sponsored buyouts.

Operating Expenses

Operating expenses decreased $119 million, or 19%, for the year ended December 31, 2008 over the comparable period in 2007. Operating expenses consisted of the following for the years ended December 31, 2008 and 2007 (in millions):

	2008	2007
Interest	$220	$287
Salaries, benefits and stock-based compensation	206	254
General and administrative	95	99

Total operating expenses	$521	$640

Interest

Interest expense for the year ended December 31, 2008 decreased $67 million, or 23%, over the comparable period in 2007. The decrease in interest expense for the year ended December 31, 2008 was primarily attributable to a decrease in our weighted average interest rate due to a decline in LIBOR as well as a decrease in our weighted average borrowings. The weighted average interest rate on all of our borrowings for the years ended December 31, 2008 and 2007 was 4.9% and 6.3%, respectively. Our weighted average borrowings decreased from $4,572 million for the year ended December 31, 2007 to $4,508 million in the comparable period in 2008.

Salaries, Benefits and Stock-based Compensation

Salaries, benefits and stock-based compensation consisted of the following for the years ended December 31, 2008 and 2007 (in millions):

	2008	2007
Base salaries	$93	$92
Incentive compensation	5	73
Severance costs	10	—
Benefits	17	17
Stock-based compensation	81	72

Total salaries, benefits and stock-based compensation	$206	$254

Salaries, benefits and stock-based compensation for the year ended December 31, 2008 decreased $48 million, or 19%, over the comparable period in 2007. The decrease is primarily due to lower incentive compensation in 2008, a decrease in the number of employees and the deconsolidation of ECFS, partially offset by severance costs in 2008 and annual salary increases. Our incentive compensation during the year ended December 31, 2008 decreased by $68 million, or 93%, over the comparable period in 2007 as a result of not meeting operating performance criteria. As discussed above, we deconsolidated ECFS in the second quarter of 2007. For the fiscal year ended December 31, 2007, the total salaries, benefits and stock-based compensation of ECFS was $7 million through the date of its deconsolidation.

To better align our organization and cost structure with current economic conditions, we undertook a strategic review of our business in 2008 which resulted in an aggregate restructuring charge of $19 million, including $10 million for severance and related costs associated with 160 employees notified of termination during 2008. The severance and related costs are included in salaries, benefits and stock-based compensation and the excess facilities costs are included in general and administrative in our consolidated statements of operations. As of December 31, 2008, we had total employees of 384 compared to total employees of 580 as of December 31, 2007.

General and Administrative

General and administrative expenses decreased by $4 million, or 4%, over the comparable period in 2007. The decrease is primarily due to the decrease in the number of employees, lower employee recruiting costs and the deconsolidation of ECFS, partially offset by the $9 million restructuring charge related to excess facilities due to office closures and employee headcount reductions discussed above.

Provision for Income Taxes

For the calendar years ended December 31, 2008 and 2007 and the one-year periods ending October 31, 2008 and 2007, we did not distribute at least 98% of our estimated ordinary income and capital gains and accrued a 4% excise tax. For the years ended December 31, 2008 and 2007, we accrued $14 million and $7 million, respectively, of excise tax attributable to our estimated undistributed ordinary income, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations. For the year ended December 31, 2007, we accrued $6 million of excise tax attributable to undistributed capital gains, which is included in taxes on net realized gain on the accompanying consolidated statements of operations.

For the year ended December 31, 2008, we accrued a tax provision of $23 million compared to a tax benefit $1 million for the corresponding period in 2007 for our consolidated operating subsidiary, ACFS. ACFS operated at a net loss during the year ended December 31, 2008, however we recorded a valuation allowance against our deferred tax asset during 2008 which resulted in a provision for income taxes on our consolidated statements of operations. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining if our deferred tax asset is realizable, we consider the forecasted future taxable income of ACFS as well as any tax planning strategies. Considering the current macroeconomic environment as of December 31, 2008, we concluded that it was more likely than not that we would not realize most of our deferred tax asset with future taxable income of ACFS. Accordingly, we recorded a valuation allowance against our deferred tax asset in 2008. Substantially most of our $23 million tax provision of ACFS for the year ended December 31, 2008 related to our recording of a valuation allowance.

Net Realized Gains (Losses) on Investments

Our net realized gains (losses) on investments for the years ended December 31, 2008 and 2007 consisted of the following individual portfolio company realized gains (losses) greater than $15 million (in millions):

	2008	2007
BPWest, Inc.	$69	$—
Contec Holdings, Ltd	58	—
SSH Acquisition, Inc.	37	—
Pasternak Enterprises, Inc.	34	—
PaR Systems, Inc.	19	—
Exstream Holdings, Inc.	18	—
PHC Acquisition, Inc.	16	—
Sale to American Capital Equity II, LP	—	78
Ranpak Acquisition Company	—	64
EAG Acquisition, LLC	—	50
ACSAB, LLC	—	45
SAV Holdings, Inc.	1	43
The Hygenic Corporation	1	22
Other, net	42	61

Total gross realized portfolio gains	$295	$363

Stein World, LLC	(32)	—
BLI Partners, LLC	(16)	—
Stravina Holdings, Inc.	—	(45)
New Starcom Holdings, Inc.	—	(43)
Sale of 22 CMBS Investments	—	(22)
Logex Corporation	—	(21)
Other, net	(115)	(34)

Total gross realized portfolio losses	$(163)	$(165)

Total net realized portfolio gains	$132	$198
Interest rate derivative periodic interest (payments) receipts, net	(31)	10
Interest rate derivative termination (payments) receipts, net	(9)	7
Foreign currency transactions	(6)	5
Taxes on net realized gains	(54)	(6)

Total net realized gains	$32	$214

See “Fiscal Year 2009 Compared to Fiscal Year 2008” for discussion on the net realized gains (losses) for the year ended December 31, 2008. The following are summary descriptions of portfolio company realized gains or losses greater than $30 million during 2007.

During 2007, we sold approximately 17% of our equity investments (other than warrants issued with debt investments) in 80 portfolio companies for an aggregate purchase price of $488 million to ACE II. ACE II is a private equity fund with $585 million of equity commitments from third-party investors. The remaining $97 million equity commitment would be used by ACE II to fund add-on investments in the 80 portfolio companies. American Capital, LLC manages ACE II in exchange for a 2% annual management fee on the cost basis of the assets of the fund and a 10% to 30% carried interest in the net profits of the fund, subject to certain hurdles. We recorded a total net realized gain of $78 million upon the sale of the $488 million of investments. In accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which is codified in FASB ASC Topic 860, Transfers and Servicing (“ASC 860”), we included in our sale proceeds the fair value of the management agreement associated with the $488 million of investments sold. The fair value of this portion of the contract was determined to be $20 million and was treated as being contributed to American Capital, LLC and included in our cost basis in our investment in American Capital, LLC. As a result, our $78 million of net realized gain on the transaction includes $20 million of a realized gain for the value of a portion of the management agreement received as sale proceeds.

During 2007, our portfolio company Ranpak Acquisition Company (“Ranpak”) recapitalized its balance sheet that included a partial redemption of its redeemable preferred stock. As part of the recapitalization, we received $71 million in proceeds for the partial redemption of our preferred stock investment in Ranpak, including full repayment of related accrued dividends, realizing a gain of $19 million. In addition, during the fourth quarter of 2007, we received full repayment of our remaining $107 million subordinated debt investment in Ranpak and sold all of our equity interest for $119 million in proceeds realizing a total additional gain of $45 million, offset by the reversal of unrealized appreciation of $56 million.

During 2007, a newly formed holding company, EAG Limited, closed on an IPO and began trading on the London Stock Exchange. As part of the offering, we sold all our shares in our portfolio company, EAG Acquisition, LLC, for proceeds of $55 million and received full repayment of our $104 million senior and subordinated debt investment. We realized a total gain of $50 million offset by a reversal of unrealized appreciation of $26 million.

Our portfolio company ACSAB, LLC (“ACSAB”) held an investment in ASAlliances Biofuels, LLC (“ASAlliances”). During 2007, ASAlliances was sold to VeraSun Energy Corporation (“VeraSun”) (NYSE: VSE) for cash and stock consideration. ACSAB distributed to us our share of its sale proceeds, after tax, consisting of cash, stock of VeraSun and an escrow that holds additional stock of VeraSun with a total value of $73 million. The value of the VeraSun stock was $32 million and the expected proceeds of the escrow were $13 million. As part of the sale transaction, we also received full repayment of our $48 million subordinated debt investment in ASAlliances. We recorded a total realized gain on the transaction of $45 million offset by a reversal of unrealized appreciation of $55 million.

During 2007, we received full repayment of our remaining $29 million senior and subordinated debt investments in SAV Holdings, Inc. and sold all of our equity interests for $66 million in proceeds realizing a total gain of $43 million offset by a reversal of unrealized appreciation of $49 million.

During 2007, Stravina Holdings, Inc. (“Stravina”) initiated an assignment of its assets for the benefit of its creditors, which is an out of court liquidation process. We received $2 million of sale proceeds and expected to receive a minimal amount of proceeds from the liquidation of the remaining assets of Stravina. We deemed our common stock and debt investments as worthless and we wrote them off with the exception of a senior debt investment with a fair value $0.1 million that we subsequently received payments from the additional liquidation proceeds. We realized a loss of $45 million fully offset by a reversal of unrealized depreciation.

During 2007, New Starcom Holdings, Inc. sold one of its operating subsidiaries and ceased all of its other operations. We did not expect to receive any proceeds from our subordinated debt or equity investment and deemed our investments to be worthless recognizing a realized loss of $43 million fully offset by a reversal of unrealized depreciation.

For the year ended December 31, 2008, we recorded a net realized loss of $31 million compared to a net realized gain of $10 million for the year ended December 31, 2007 from the settlement of the periodic interest payments under our interest rate swap agreements. The unfavorable periodic interest settlements in 2008 as compared to 2007 are due primarily from the decrease in LIBOR rates in 2008 as compared to 2007.

Net Unrealized Appreciation (Depreciation) of Investments

The following table itemizes the change in net unrealized appreciation (depreciation) of investments for the years ended December 31, 2008 and 2007 (in millions):

	2008	2007
Gross unrealized appreciation of private finance portfolio investments	$192	$642
Gross unrealized depreciation of private finance portfolio investments	(1,508)	(523)
Impact of adopting ASC 820	(447)	—

Net unrealized (depreciation) appreciation of private finance portfolio investments	(1,763)	119
Net unrealized depreciation of Managed funds(1)	(671)	(281)
Net unrealized (depreciation) appreciation of American Capital, LLC(1)	(300)	406
Net unrealized depreciation of Structured Products	(606)	(203)
Reversal of prior period net unrealized appreciation upon realization	(140)	(167)

Net unrealized depreciation of portfolio investments	(3,480)	(126)
Foreign currency translation	(41)	98
Derivative agreements	(119)	(80)

Net unrealized depreciation of investments	$(3,640)	$(108)

(1)	Excludes foreign currency translation.

Private Finance Portfolio

During the year ended December 31, 2008, we recorded $1,763 million of net unrealized depreciation on our private finance portfolio investments, including $447 million of net unrealized depreciation as a result of the change in our accounting methodologies from the adoption of ASC 820. The remaining $1,316 million of net unrealized depreciation on our private finance portfolio investments during 2008 was driven primarily by declines in multiples of comparable companies and reduction of historic and projected cash flows of certain portfolio companies.

Under the Market Yield valuation methodology, the net unrealized depreciation of $447 million for the year ended December 31, 2008 was driven by a significant increase in expected current market yields and interest rate spreads of similar loans or securities as well as a decline in LIBOR. For example, the Merrill Lynch 3-5 Year BB US Cash Pay High Yield Index as of December 31, 2008 increased approximately 700 basis points as compared to the prior year. This index tracks U.S. denominated debt, currently in a coupon paying period that is publicly issued in the U.S. domestic market with a remaining term to maturity greater than or equal to 3 years and less than 5 years and rated BB1 through BB3. However, we estimate that the privately-held middle market loan pricing as of December 31, 2008 has increased over 200 basis points for senior debt and over 300 basis points for subordinated debt as compared to the prior year. In addition, the one-month LIBOR as of December 31, 2008 decreased by over 400 basis points as compared to the prior year.

The remaining $1,316 million of net unrealized depreciation on our private finance portfolio was driven primarily by declines in multiples of comparable companies and reduction of historical and projected cash flows of certain portfolio companies. Under the Enterprise Value Waterfall valuation methodology, we estimate the enterprise value of the portfolio company by preparing an analysis consisting of traditional valuation methodologies including market, income and cost approaches. We weight some or all of the traditional valuation methods based on individual circumstances of the portfolio company. Three of the more significant traditional valuation methodologies used are: valuations of comparable public companies, recent sales of private and public comparable companies, and discounting the forecasted cash flows of the portfolio company. During 2008, the trading multiples of comparable public companies have declined significantly. For example, the Wilshire 5000 Index declined 37% during 2008. The Wilshire 5000 Index is a common index that measures the performance of the stocks for nearly every traded public company in the United States. Also, recent sales of private and public comparable companies also reflect lower multiples. In addition, the performance of certain of our portfolio companies deteriorated during 2008 due to both global macroeconomic factors due to the economic recession as well as individual performance issues at certain portfolio companies resulting in a decline of cash flows. Of our $1,316 million of remaining net unrealized depreciation on our private finance portfolio during the year ended December 31, 2008, we estimate that approximately two-thirds was due to multiple compression and approximately one-third was due to portfolio company performance.

Managed Funds

For the year ended December 31, 2008, the net unrealized depreciation of our managed funds was $671 million, consisting primarily of $672 million of unrealized depreciation on our investment in European Capital. As of December 31, 2008, we owned a 68% controlling majority-owned interest in European Capital, a company that was publicly traded on the London Stock Exchange under the ticker symbol “ECAS”. As outlined in our accounting policy and in accordance with the 1940 Act for determining fair value, for securities of companies that are publicly traded for which we have a majority-owned interest, the value is based on the market quote on the valuation date plus a control premium if our Board of Directors determines in good faith that additional value above the market quote would be obtainable upon transfer of control. As of December 31, 2008 and 2007, European Capital’s closing market quote was €0.90 and €6.98 per share, respectively. As of December 31, 2008 and 2007, the fair value of our controlling majority-owned equity interest in European Capital was determined to be €1.15 and €7.88 per share, respectively, which was based on the closing market quote plus a control premium of 27% and 13%, respectively. The $672 million of unrealized depreciation in our investment in European Capital during the year ended December 31, 2008 was driven primarily by a decrease in the market quote from December 31, 2007 to December 31, 2008. Including the impact of foreign currency translation, our equity investment in European Capital was valued at $117 million and $839 million as of December 31, 2008 and 2007, respectively. A control premium was applied to the market quote as it was determined in good faith by our Board of Directors that additional value above the market quote would be obtainable upon the sale of our controlling interest in European Capital. The purchaser of the majority-owned controlling interest in European Capital would have the ability to realize the net asset value and take advantage of synergies and other benefits that would result from control over European Capital.

American Capital, LLC

During the year ended December 31, 2008, we recognized $300 million of unrealized depreciation on our investment in American Capital, LLC compared to $406 million of unrealized appreciation in the comparable period in 2007. This decline was primarily driven by a decrease in the trading multiples of comparable asset management companies and a decline in its projected management and incentive fees due to lower projected transaction fees and a decline in the growth rate of assets under management. The projected lower transaction fees are due to lower projected investment originations of the alternative asset funds under its management. The decline in projected assets under management of American Capital, LLC is due in part to additional unrealized depreciation as a result of changes to accounting valuation policies upon the adoption of ASC 820 by the third-party alternative asset funds managed by American Capital, LLC, primarily European Capital.

Structured Products

During the year ended December 31, 2008, we recorded $606 million of net unrealized depreciation on our Structured Products investments compared to $203 million for the comparable period in 2008. Our CMBS portfolio, which includes a commercial real estate CDO, experienced $455 million of net unrealized depreciation and our commercial CLO and CDO portfolios experienced $151 million of net unrealized depreciation during the year ended December 31, 2008.

The $606 million of net unrealized depreciation during the year ended December 31, 2008 and the accumulated net unrealized depreciation as of December 31, 2008 of $770 million was driven primarily by dramatic widening of the investments spreads caused by the liquidity crisis in the market. The liquidity crisis has driven investors’ expected returns higher on Structured Products investments. In general, there is not a liquid market for our non-investment grade Structured Products investments. However, there have been a few trades of securities of similar Structured Products investments in what is considered to be an illiquid distressed market during 2008, which has had the effect of decreasing the values of the overall Structured Products market.

Foreign Currency Translation

During the year ended December 31, 2008, the foreign currency translation adjustment recorded in our consolidated statements of operations as net unrealized depreciation was $41 million, primarily as a result of the Euro depreciating against the U.S. dollar.

Derivative and Option Agreements

During the year ended December 31, 2008, we recorded $119 million of net unrealized depreciation from derivative and option agreements. We recorded $70 million of net unrealized depreciation from interest rate derivative agreements, and $49 million of net unrealized depreciation from a put option agreement. The decrease in the fair value of our interest rate derivative agreements during the year ended December 31, 2008 is primarily due to a decrease in the forward interest rate yield curve as a result of the decline in LIBOR.

As of December 31, 2008, we were party to a put option agreement with European Capital under which European Capital can put some or all of certain investments to us at a predetermined put price of €332 million (approximately $467 million as of December 31, 2008). Under the terms of the agreement, the put option may be exercised at any time commencing on January 1, 2010 and expiring on December 31, 2010. If, prior to January 1, 2010, the investments are sold to a third party for less than the predetermined put price, we would have been required to pay European Capital an amount equal to the difference between the predetermined put price and the amount received on the sale. In consideration for entering the put option, European Capital paid us a premium of €16 million ($20 million) which is included on our consolidated balance sheet as a liability. During the year ended December 31, 2008, we recorded net unrealized depreciation of $49 million on the put option agreement primarily due to a decrease in fair value of the portfolio investments of European Capital subject to the put option agreement.

Return on Shareholders’ Equity

The following table summarizes our returns on shareholders’ equity for the years ended December 31, 2008 and 2007:

	2008	2007
Net operating income return on average shareholders’ equity at cost	7.5%	11.3%
Net realized earnings return on average shareholders’ equity at cost	8.0%	15.3%
Net (loss) earnings return on average shareholders’ equity	(60.0)%	12.2%

Financial Condition, Liquidity and Capital Resources

The economic recession and crisis in the global credit markets during the past two years has adversely affected all industry sectors. We suffered significant deprecation, higher defaults and losses in many of our investments, and as a result became overlevered and defaulted on our primary unsecured arrangements. Additionally we believe that the economic recession and global financial has resulted in fewer firms interested in financing assets or businesses, tighter lending standards and reduced access to capital. The economic recession and global financial crisis has contributed to a decline in earnings and/or decline in valuation multiples for our portfolio companies and widened the investment spreads on Structured Products and certain of our private finance debt investments causing decreases in the fair value of these investments. Although we began to experience some signs of stabilization during the latter part of 2009 in the earnings and valuation multiples of our portfolio companies and in the investments spreads on our Structured Products and private finance debt investments, we may experience volatile market swings that could lead to a further decline in earnings and/or decline in valuation multiples for our portfolio companies or could lead to further widening of investment spreads on Structured Products or private finance debt investments causing a further decrease in the fair value of these investments. Although we cannot predict future market conditions, we believe that our continuing ability to generate positive operating cash flows and sell existing portfolio investments will provide us with adequate liquidity to execute our current business strategy including the payment of our debt service and the minimum amount of dividends to maintain our qualification as a RIC. There is no certainty that we will generate sufficient liquidity from these realizations to meet our needs. However, to the extent that the capital markets improve, we may elect to raise new capital.

Currently, our primary sources of liquidity are our cash and cash equivalents and our portfolio investments. As of December 31, 2009, we had $835 million in cash and cash equivalents and $96 million of restricted cash and cash equivalents. Our restricted cash and cash equivalents consists primarily of collections of interest and principal payments on assets that are securitized. In accordance with the terms of the related securitized debt agreements, based on current characteristics of the securitized loan portfolios, those funds are generally used each quarter to pay interest and principal on the securitized debt and are not distributed to us or available for our general operations. During the year ended December 31, 2009, we received cash proceeds from the realizations of portfolio investments of $1.1 billion. During the year ended December 31, 2009, we principally funded our operations, including our investing activities, from (i) cash receipts from interest, dividend and fee income from our investment portfolio and (ii) cash proceeds from the realization of portfolio investments through the repayments of loan investments, the sale of loan and equity investments.

Operating and Investing Cash Flow

Historically, our investment portfolio has generated a substantial amount of operating cash flow from interest, dividends and fees. For the years ended December 31, 2009 and 2008, we generated $165 million and $383 million of cash flow from operations, respectively. One of our other sources of liquidity is our investment portfolio. For the years ended December 31, 2009 and 2008, we received net cash from investing activities totaling $819 million and $271 million, respectively. Included in our cash from investing activities were cash proceeds from the realization of portfolio investments totaling $1.1 billion and $2.2 billion for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, we had portfolio investments totaling $5.6 billion at fair value, including $3.7 billion in debt investments, $1.7 billion in equity investments and $0.2 billion in Structured Products. Our investments are generally illiquid and no active primary or secondary market for the trading of these investments exists. We are generally repaid our investments upon a change of control event of the portfolio company such as sale or recapitalization of the portfolio company. We currently have several portfolio companies in various stages of the sale process; however, there are no assurances that we will be able to realize proceeds from our investments in the future.

Due to our deleveraging efforts during 2009, our investment portfolio at cost decreased from $10.7 billion as of December 31, 2008 to $9.2 billion as of December 31, 2009. Our private finance debt portfolio, which is the significant contributor to our operating income and our operating cash flows, also decreased from $6.2 billion at cost as of December 31, 2008 to $4.5 billion at cost as of December 31, 2009. In addition, the weighted average interest rate on our outstanding borrowings increased from 4.9% for the year ended December 31, 2008 to 5.9% for the year ended December 31, 2009. As a result of the decrease in our private finance debt portfolio and the increase in our cost of capital during 2009, our operating cash flows decreased from $383 million for the year ended December 31, 2008 to $165 million for the year ended December 31, 2009. We expect our private finance debt portfolio to continue to decrease as we continue our deleveraging efforts, and we also expect that our cost of borrowing will increase in 2010 as a result of the proposed Restructuring. Though, we believe that we will continue to generate sufficient cash flow through the receipt of interest, dividend and fee payments from our investment portfolio, as well as the disposition of select portfolio investments, to allow us to continue to service our debt, pay our operating costs and expenses, pay dividends to maintain our status as a RIC and fund capital to our current portfolio companies.

Debt Capital

Our debt obligations consisted of the following as of December 31, 2009 and 2008 (in millions):

	2009	2008
Unsecured revolving credit facility	$1,388	$1,389
Unsecured public debt due October 2012	548	548
Unsecured private debt due September 2009	84	82
Unsecured private debt due August 2010	134	126
Unsecured private debt due February 2011	26	24
Unsecured private debt due September 2011	95	85
Unsecured private debt due October 2020	75	75
ACAS Business Loan Trust 2004-1 asset securitization	170	201
ACAS Business Loan Trust 2005-1 asset securitization	696	798
ACAS Business Loan Trust 2006-1 asset securitization	377	427
ACAS Business Loan Trust 2007-1 asset securitization	294	381
ACAS Business Loan Trust 2007-2 asset securitization	255	292

Total	$4,142	$4,428

The daily weighted average debt balance for the years ended December 31, 2009 and 2008 was $4,307 million and $4,508 million, respectively. The weighted average interest rate on all of our borrowings, including amortization of deferred financing costs and the make-whole interest payment accrual, for the years ended December 31, 2009 and 2008 was 5.9% and 4.9%, respectively.

Refinancing Transaction

Unsecured Revolving Credit Facility – On June 28, 2010, we amended and restated the credit agreement (“Amended and Restated Credit Agreement”) for our $1.4 billion unsecured revolving credit facility, with Wells Fargo Bank, N.A. as administrative agent, pursuant to which $680 million of our outstanding loans were repaid in cash, and our remaining loans were converted into (i) $277 million of new floating rate secured loans under the Amended and Restated Credit Agreement (“New Secured Loans”) and (ii) $430 million of new fixed rate secured notes (“New Secured Private Notes”) issued under a new indenture (the “Indenture,” and together with the Amended and Restated Credit Agreement, the “New Debt Agreements”). We also paid a fee of $14 million, or 2% of the principal balance of the New Secured Loans and New Secured Private Notes, to the holders of such debt.

Unsecured Private Debt – On June 28, 2010, we completed an exchange transaction with the noteholders of $336 million of our unsecured private notes, for (i) an aggregate cash payment of $264 million, (ii) $72 million of New Secured Private Notes, and (iii) a fee of $1 million representing 2% of the principal balance of the New Secured Private Notes. We also repaid in full our remaining unsecured private notes for $75 million.

Unsecured Public Debt – On June 28, 2010, we completed an exchange transaction with the noteholders of $539 million of our unsecured public notes for (i) an aggregate cash payment of $11 million, (ii) $4 million of new call-protected floating rate secured notes (“New Floating Rate Public Secured Notes”) and $524 million of new call-protected fixed rate secured notes (“New Fixed Rate Public Secured Notes,” and collectively with the New Floating Rate Public Secured Notes, the “New Secured Public Notes”) issued under the Indenture, and (iii) a fee of $11 million representing 2% of the principal balance of the New Secured Public Notes. The remaining $11 million of the original $550 million of unsecured public notes were amended on June 28, 2010 pursuant to a Second Supplemental Indenture to the indenture for the notes to remove substantially all material affirmative and negative covenants, other than the covenant to pay principal and interest on such notes, and to remove certain events of default. All other terms of such notes remain unchanged.

The exchange transactions discussed above are accounted for as a modification of debt in accordance with ASC 470-50, Modifications and Extinguishments. Accordingly, the aggregate restructuring fees of $26 million paid at closing to the lenders and noteholders were capitalized and will be amortized into interest expense over the life of the notes and loans using the effective interest method, while restructuring fees paid to other third parties will be expensed immediately. As a result, we expect to recognize an estimated $15 - $20 million loss in the second quarter of 2010 consisting of both restructuring fees paid to third parties and the write-off of a portion of the existing unamortized deferred financing costs attributable to the unsecured debt that was repaid in cash.

Maturity Date and Optional Redemption – The New Secured Loans, New Secured Private Notes and New Secured Public Notes (collectively, the “New Secured Debt”) have a final maturity date of December 31, 2013, unless earlier repaid. The New Secured Loans and New Secured Private Notes may be repaid prior to maturity at our option in whole or in part from time to time at a price equal to 100% of the principal amount repaid, plus accrued and unpaid interest to the payment date.

Prior to August 1, 2012, the New Secured Public Notes may be redeemed at our option in whole or in part from time to time (so long as the New Secured Loans and New Secured Private Notes are no longer outstanding) at a price equal to accrued and unpaid interest on the principal amount being redeemed plus the greater of (i) 100% of the principal amount being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the principal amount being redeemed discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Indenture for the New Secured Public Notes), plus 30 basis points. Notwithstanding the foregoing, prior to August 1, 2012, the New Secured Public Notes may also be redeemed at our option in whole or in part from time to time at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to the date of redemption, but without payment of any premium, with Realized Proceeds (as defined in the New Debt Agreements) so long as there are no New Secured Loans and New Secured Private Notes outstanding.

Scheduled Amortization – The following tables set forth the aggregate scheduled amortization (“Aggregate Scheduled Amortization Amounts”) on the New Secured Loans and the New Secured Private Notes. The New Secured Public Notes are not subject to amortization or other mandatory redemptions. Under the terms of the New Debt Agreements, we may defer payment of up to $200 million of the Aggregate Scheduled Amortization Amounts prior to June 30, 2013, which payment deferral is reflected in the table below.

Date	Aggregate Scheduled Amortization Amounts
December 31, 2011	$—
June 30, 2012	$—
December 31, 2012	$120
June 30, 2013	$500
Final Maturity	Outstanding Balance

The New Secured Loans and New Secured Private Notes are subject to mandatory redemptions including (i) 100% of the net cash flow proceeds of certain debt incurred, (ii) 50% of the net cash flow proceeds of any capital stock issued after the June 28, 2012, (iii) an applicable prepayment percentage of any Realized Proceeds, and (iv) an applicable prepayment percentage of Excess Cash Flow (as defined in the New Debt Agreements). However, we are entitled to retain the first $580 million that would otherwise be payable from any cash flow proceeds from debt incurred, capital stock issued, Realized Proceeds or Excess Cash Flow for new investments or other general corporate purposes. The applicable prepayment percentage is 50% if the aggregate outstanding principal amount of the New Secured Debt is greater than or equal to $950 million and 25% if it is less than $950 million. Any above mandatory redemptions will be applied to the payment of the Aggregate Scheduled Amortization Amounts in direct order of maturity.

Interest – The New Secured Loans and New Floating Rate Secured Public Notes bear interest at a rate per annum of equal to one, two, three or six-month LIBOR, subject to a LIBOR floor of 2% per annum, plus the Applicable Percentage, as defined below, in effect at such time. The New Secured Private Notes and New Fixed Rate Secured Public Notes bear interest at 2.46% per annum, plus the Applicable Percentage in effect at the time. The applicable percentage (“Applicable Percentage”) is 6.50% when the aggregate outstanding amount of the New Secured Debt is greater than or equal to $1 billion and 5.50% when the aggregate outstanding amount is less than $1 billion.

In addition, the Applicable Percentage for the New Secured Debt will increase by an additional 0.50% per annum if we fail to pay any of the minimum amortization amounts (“Aggregate Penalty Amortization Amounts”) on the New Secured Loans and New Secured Private Notes set forth in the table below when due (on a cumulative basis for each failure, if applicable), for each succeeding day until any unpaid Aggregate Penalty Amortization Amounts have been paid.

Date	Aggregate Penalty Amortization Amounts
December 31, 2011	$ 70
June 30, 2012	$100
December 31, 2012	$300
June 30, 2013	$350
Final Maturity	Outstanding Balance

Fees – We are required to pay an extension fee in an amount equal to 1% of the aggregate principal amount of the New Secured Debt outstanding on each of December 30, 2011 and December 31, 2012, payable on such date.

Security and Ranking – The New Secured Debt is a senior obligation of the company and is secured by a first priority lien (subject to certain permitted liens) on substantially all of our existing and hereafter acquired unencumbered assets.

Covenants – The financial covenants under the New Debt Agreements include (i) maintenance of a minimum ratio of adjusted operating cash flow to interest expense and (ii) a minimum ratio of pledged assets to secured debt, tested on a quarterly basis. Additional covenants include (i) restrictions on the incurrence of certain additional debt, (ii) restrictions on acquisitions and investments, and (iii) restrictions on the payments of dividends and other distributions. However, we are permitted under the New Debt Agreements to pay dividends to the extent necessary in order to maintain our RIC status provided that such dividends are paid in additional shares of our common stock to the extent allowed by IRS Revenue Procedure 2010-12. There are no limitations in the New Debt Agreements on our payment of cash dividends provided that (i) we maintain an asset coverage ratio of at least 200% as required by the 1940 Act, (ii) we are in pro forma compliance with all financial covenants under the New Debt Agreements, (iii) there are no defaults outstanding under the New Debt Agreements, and (iv) the aggregate principal amount of the New Secured Debt outstanding is less than or equal to $1.4 billion.

Interest Rate Swap Agreements – As of December 31, 2009, the counterparties under certain of our interest rate swap and foreign exchange agreements could declare an early termination event primarily due to the then outstanding defaults under our primary unsecured debt arrangements which triggered certain cross-default and cross-acceleration events of default under certain of our interest rate swap and foreign exchange agreements. As a result, the counterparties had the right to terminate these hedging agreements, which had a fair value of $36 million and a termination liability of $45 million as of December 31, 2009. As discussed above, on June 28, 2010, we completed a refinancing of all of our primary unsecured arrangements and obtained a waiver from our respective creditors of such defaults. As of June 30, 2010, we were not in default under any of our interest rate swap or foreign exchange agreements. In addition, in connection with our refinancing transaction, we granted to the counterparties under these interest rate swap and foreign exchange agreements a first priority lien (subject to certain permitted liens) on substantially all of our existing and hereafter acquired unencumbered assets pari passu with the New Secured Debt, so long as the New Secured Debt is outstanding.

Securitizations

As of December 31, 2009 and 2008, we were in compliance with all of the covenants for our asset securitizations. However, for each of our asset securitizations, there was defaulted loan collateral in each trust and therefore all interest and principal collections are being applied sequentially to pay down the principal notes as discussed below.

In August 2007, we completed a $500 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2007-2 (“BLT 2007-2”), an indirect consolidated subsidiary, issued $300.5 million Class A notes, $37.5 million Class B notes and $162 million of Class C through Class F notes (collectively, the “2007-2 Notes”). The Class A notes and Class B notes were sold to institutional investors and all of the Class C through Class F notes were retained by us. The 2007-2 Notes are secured by loans originated or acquired by us and sold to our wholly-owned consolidated subsidiary, BLT 2007-2. Through February 2008, BLT 2007-2 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2007-2 Notes. After such time, principal payments on the 2007-2 Notes will generally be applied pro rata to each class of 2007-2 Notes outstanding until the aggregate outstanding principal balance of the loan pool is less than $250 million or the occurrence of certain other events. Payments will then be applied sequentially to the Class A notes, the Class B notes, the Class C notes, the Class D notes, the Class E notes and the Class F notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class E notes and Class F notes are applied sequentially to pay the principal on the Class A notes, Class B notes, Class C notes and Class D notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 40 basis points, the Class B notes have an interest rate of three-month LIBOR plus 100 basis points, the Class C notes have an interest rate of three-month LIBOR plus 125 basis points, the Class D notes have an interest rate of three-month LIBOR plus 300 basis points and the Class E and Class F notes retained by us do not have an interest rate. The 2007-2 Notes are secured by loans and assets from our portfolio companies with a principal balance of $406 million as of December 31, 2009. The 2007-2 Notes contain customary default provisions and mature in November 2019 unless redeemed or repaid prior to such date.

In April 2007, we completed a $600 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2007-1 (“BLT 2007-1”), an indirect consolidated subsidiary, issued $351 million Class A notes, $45 million Class B notes, $81 million Class C notes, $45 million Class D notes and $78 million Class E notes (collectively, the “2007-1 Notes”). The Class A notes, Class B notes, Class C notes and $15 million of the Class D notes were sold to institutional investors and $30 million of the Class D notes and all the Class E notes were retained by us. The 2007-1 Notes are secured by loans originated or acquired by us and sold to our wholly-owned consolidated subsidiary, BLT 2007-1. Through November 2007, BLT 2007-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2007-1 Notes.

After such time, principal payments on the 2007-1 Notes are generally applied pro rata to each class of 2007-1 Notes outstanding until the aggregate outstanding principal balance of the loan pool is less than $300 million or the occurrence of certain other events. Payments will then be applied sequentially to the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes, Class C notes and Class D notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 14 basis points, the Class B notes have an interest rate of three-month LIBOR plus 31 basis points, the Class C notes have an interest rate of three-month LIBOR plus 85 basis points, the Class D notes have an interest rate of three-month LIBOR plus 185 basis points and the Class E notes retained by us do not have an interest rate. The 2007-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $400 million as of December 31, 2009. The 2007-1 Notes contain customary default provisions and mature in August 2019 unless redeemed or repaid prior to such date. In February 2009, we repurchased $20 million of Class B notes issued by BLT 2007-1 for $3 million. As a result of this purchase, we recognized a $17 million gain in 2009, which is recorded in net gain on debt extinguishment in the accompanying consolidated statements of operations.

In July 2006, we completed a $500 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2006-1 (“BLT 2006-1”), an indirect consolidated subsidiary, issued $291 million Class A notes, $37 million Class B notes, $73 million Class C notes, $35 million Class D notes and $64 million Class E notes (collectively, the “2006-1 Notes”). The Class A notes, Class B notes, Class C notes and Class D notes were sold to institutional investors and the Class E notes were retained by us. The 2006-1 Notes are secured by loans originated or acquired by us and sold to a wholly-owned consolidated subsidiary, which in turn sold such loans to BLT 2006-1. Through August 2009, BLT 2006-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2006-1 Notes. After such time, principal payments on the 2006-1 Notes will generally be applied pro rata to each class of 2006-1 Notes outstanding until the aggregate outstanding principal balance of the loan pool is less than $250 million or the occurrence of certain other events. Payments will then be applied sequentially to the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes, Class C notes and Class D notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 23 basis points, the Class B notes have an interest rate of three-month LIBOR plus 36 basis points, the Class C notes have an interest rate of three-month LIBOR plus 65 basis points and the Class D notes have an interest rate of three-month LIBOR plus 125 basis points. The 2006-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $441 million as of December 31, 2009. The 2006-1 Notes contain customary default provisions and mature in November 2019 unless redeemed or repaid prior to such date.

In October 2005, we completed a $1,000 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2005-1 (“BLT 2005-1”), an indirect consolidated subsidiary, issued $435 million Class A-1 notes, $150 million Class A-2A notes, $50 million Class A-2B notes, $50 million Class B notes, $145 million Class C notes, $90 million Class D notes and $80 million Class E notes (collectively, the “2005-1 Notes”). The Class A-1 notes, Class A-2A notes, Class A-2B notes, Class B notes and Class C notes were issued to institutional investors and the Class D notes and Class E notes were retained by us. The 2005-1 Notes are secured by loans originated or acquired by us and sold to a wholly-owned consolidated subsidiary, which in turn sold such loans to BLT 2005-1. Through January 2009, BLT 2005-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2005-1 Notes. After such time, principal payments on the 2005-1 Notes will be applied first to the Class A-1 notes, Class A-2A notes and Class A-2B notes, next to the Class B notes and then to the Class C notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class D notes and Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes and Class C notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A-1 notes have an interest rate of three-month LIBOR plus 25 basis points, the Class A-2A notes have an interest rate of three-month LIBOR plus 20 basis points, the Class A-2B notes have an interest rate of three-month LIBOR plus 35 basis points, the Class B notes have an interest rate of three-month LIBOR plus 40 basis points, and the Class C notes have an interest rate of three-month LIBOR plus 85 basis points. The 2005-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $866 million as of December 31, 2009. The 2005-1 Notes contain customary default provisions and mature in July 2019 unless redeemed or repaid prior to such date.

In December 2004, we completed a $500 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2004-1 (“BLT 2004-1”), an indirect consolidated subsidiary, issued $302 million Class A notes, $34 million Class B notes, $74 million Class C notes, $50 million Class D notes, and $40 million Class E notes (collectively, the “2004-1 Notes”). The Class A notes, Class B notes, and Class C notes were issued to institutional investors and the Class D and Class E notes were retained by us. The 2004-1 Notes are secured by loans originated or acquired by us and sold to a wholly-owned consolidated subsidiary, which in turn sold such loans to BLT 2004-1. Through January 2007, BLT 2004-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2004-1 Notes. After such time, payments are first applied to the Class A notes, then to the Class B notes and then to the Class C notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class D notes and Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes and Class C notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 32 basis points, the Class B notes have an interest rate of three-month LIBOR plus 50 basis points, and the Class C notes have an interest rate three-month LIBOR plus 100 basis points. The 2004-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $260 million as of December 31, 2009. The 2004-1 Notes contain customary default provisions and mature in October 2017 unless redeemed or repaid prior to such date.

Secured Revolving Credit Facility

In March 2009, we terminated our $500 million secured revolving credit facility administered by Wachovia Capital Markets, LLC. All borrowings under the facility were repaid during 2008 and had not been redrawn. We terminated the facility in connection with our effort to further delever our balance sheet and to reduce our overall borrowing costs. We did not incur any early termination fees or penalties as a result of the termination of the facility. We recorded a loss on debt extinguishment of $5 million as a result of writing off the deferred debt issuance costs, which is recorded in net gain on debt extinguishment in the accompanying consolidated statements of operations.

Interest Rate Derivatives

We use interest rate derivative financial instruments to manage interest rate risk and also to fulfill our obligations under the terms of our asset securitizations. We do not hold or issue derivative financial instruments for speculative purposes. All interest rate derivative financial instruments are recorded at fair value with changes in value reflected in net unrealized appreciation or depreciation of investments during the reporting period. The fair value of these instruments is based on the estimated net present value of the future cash flows using the forward interest rate yield curve in effect at the end of the period, adjusted for the nonperformance risk of us and our counterparties.

We have interest rate swap agreements where we generally pay a fixed rate and receive a floating rate based on LIBOR. We also have interest rate swaption agreements where, if exercised, we pay a floating rate based on LIBOR and receive a fixed rate. The fair value of our interest rate derivative agreements are identified as separate items on our consolidated balance sheets and are described in the accompanying consolidated schedules of investments included in this prospectus.

We have interest rate swap agreements with certain of our derivative counterparties that allow the counterparty to declare an early termination event on its outstanding derivative transactions with us if an event of default on certain or all of our indebtedness in amounts that range from the greater of $5 million to $15 million, if a counterparty has accelerated certain of our indebtedness in amounts that range from the greater of $5 million to $15 million or if our unsecured debt rating falls below BB- as rated by Fitch Ratings, BB-, as rated by Standard & Poor’s Rating Services or Ba3 by Moody’s Investors Services, Inc. As of December 31, 2009, the GAAP fair value of our interest rate swap agreements with these early termination event provisions was a liability of $36 million, which is net of a $7 million credit risk adjustment based on our credit risk and our counterparty’s credit risk. Our liability in the event the counterparties should elect to terminate their outstanding interest rate swap agreements as a result of these early termination events was $43 million as of December 31, 2009.

Equity Capital

As a BDC, we are generally not able to issue and sell our common stock at a price below our NAV per share, exclusive of any distributing commission or discount per share. On February 12, 2010, our shareholders approved a proposal to authorize us to sell shares of our common stock at prices below the NAV per share in one or more offerings subject to certain limitations, including the prior approval of our Board of Directors. The authorization is effective for a twelve month period expiring on February 12, 2011 and the number of shares that may be issued below NAV per share is limited to 58.3 million shares of common stock, which was 20% of the number of shares outstanding as of the record date for the shareholder vote of the proposal, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations.

Future Distribution Requirements

If we qualify as a RIC and annually distribute to our shareholders in a timely manner at least 90% of our investment company taxable ordinary income, we will not be subject to federal income tax on the portion of our taxable ordinary income and long-term capital gains we distribute to our shareholders. As permitted by the Code, a RIC can designate dividends paid in the subsequent tax year as dividends of current year ordinary income and net long-term gains if those dividends are both declared by the extended due date of the RIC’s federal income tax return and paid to shareholders by the last day of the subsequent tax year. We have a tax fiscal year that ends on September 30. We intend to continue to distribute sufficient dividends to eliminate our taxable income. For our tax year ended September 30, 2009, we estimate that we have less than $10 million of remaining undistributed taxable ordinary income.

For any tax years ending on or before December 31, 2011, we can fulfill our distribution requirements by distributing up to 90% of our common stock as a form of payment of the declared dividend. In order to utilize this option, we must allow each shareholder to elect to receive his or her entire distribution in either cash or our stock subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash.

Contractual Obligations

For any of our debt obligations that we were in breach of covenants of as of December 31, 2009, the amounts outstanding are considered immediately due and payable and are classified as maturing in 2010. A summary of our contractual payment obligations as of December 31, 2009 are as follows (in millions):

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Unsecured revolving credit facility	$1,388	$1,388	$—	$—	$—
Unsecured private notes	414	414	—	—	—
Unsecured public notes	550	550	—	—	—
Secured notes payable	1,792	314	430	1,030	18
Interest payments on debt obligations(1)	445	219	177	24	25
Operating leases(2)	183	21	37	28	97

Total	$4,772	$2,906	$644	$1,082	$140

(1)	For variable rate debt, future interest payments are based on the interest rate as of December 31, 2009.
(2)	Net of estimated sublease revenue.

As of December 31, 2009, there were defaulted loan collateral in each of the trusts of our asset securitizations. As a result, all interest and principal collections from the loan collateral in the trusts are required to be applied sequentially to pay down the outstanding principal of the secured notes.

Off Balance Sheet Arrangements

We have non-cancelable operating leases for office space and office equipment. The leases expire over the next 14 years and contain provisions for certain annual rental escalations. However, certain of the office space subject to the non-cancelable leases have been subleased to third-party tenants and we may attempt further sublease excess office space in the future.

As of December 31, 2009, we had commitments under loan and financing agreements to fund up to $394 million to 45 portfolio companies. These commitments are primarily composed of working capital credit facilities, acquisition credit facilities and subscription agreements. The commitments are generally subject to the borrowers meeting certain criteria such as meeting covenant compliance and availability under borrowing base thresholds. The terms of the borrowings and financings subject to commitment are comparable to the terms of other debt and equity securities in our portfolio.

A summary of our loan and equity commitments as of December 31, 2009 is as follows (in millions):

		Amount of Commitment Expiration by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Loan and equity commitments	$394	$146	$172	$62	$14

The following are summaries of commitments under loan and financing arrangements with our portfolio companies included in the amounts above that have an unfunded commitment in excess of $100 million as of December 31, 2009.

As of December 31, 2009, we have an $87 million subordinated, unsecured revolving credit facility (the “Term A Facility”) with European Capital. Borrowings under the Term A Facility bear interest at LIBOR plus 5% and 2% payable in kind. The Term A Facility has an unused commitment fee of 20 basis points and matures in February 2011. As of December 31, 2009, we also have a subordinated, unsecured revolving credit facility (the “Term B Facility”) with European Capital with a commitment equal to a standby letter of credit issued to European Capital for the benefit of The Royal Bank of Scotland, plc, the agent on European Capital’s multicurrency revolving facility. The existing standby letter of credit totals €23 million and £56 million ($122 million as of December 31, 2009). Borrowings under the Term B Facility bear interest at LIBOR plus 3.25% and 4.75% payable in kind. The Term B Facility has an unused commitment fee of 20 basis points and matures in April 2010. As of December 31, 2009, there was a $25 million outstanding balance under the Term A Facility and no outstanding balance under the Term B Facility.

Portfolio Credit Quality

We stop accruing interest on our investments when it is determined that interest is no longer collectible. Our valuation analysis serves as a critical piece of data in this determination. A significant change in the portfolio company valuation assigned by us could have an effect on the amount of our loans on non-accrual status. As of December 31, 2009, loans on non-accrual status for 37 portfolio companies had a cost basis of $811 million and had a fair value of $290 million.

As of December 31, 2009 and 2008, current loans, past due loans and loans on non-accrual status were as follows (in millions):

	2009	2008
Current	$3,572	$5,369

0 - 30 Days Past Due	38	22
31 - 60 Days Past Due	—	—
61 - 90 Days Past Due	—	—
Greater than 90 Days Past Due	50	27

Total Past Due Loans at Cost	88	49
Loans on Non-accrual Status at Cost	811	824

Total Loans at Cost	$4,471	$6,242

Total Loans at Fair Value	$3,729	$5,112

Non-accuring Loans at Cost as a Percent of Total Loans at Cost	18.1%	13.2%

Non-accruing Loans at Fair Value as a Percent of Total Loans at Fair Value	7.8%	2.9%

We believe that debt service collection is probable for our loans that are past due.

During 2009, we recapitalized European Capital by exchanging a portion of our subordinated unsecured loans for ordinary shares that had a cost basis of $317 million and a fair value of $319 million. During 2009, we recapitalized eight additional portfolio companies by exchanging our loans for preferred or common equity securities that had a cost basis of $133 million and a fair value of $55 million. During 2008, we recapitalized four portfolio companies by exchanging our loans for preferred equity securities that had a cost basis of $69 million and a fair value of $3 million.

Credit Statistics

We monitor several key credit statistics that provide information about credit quality and portfolio performance. These key statistics include:

•

Debt to EBITDA Ratio—the sum of all debt with equal or senior security rights to our debt investments divided by the total adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, of the most recent twelve months or, when appropriate, the forecasted twelve months.

•

Interest Coverage Ratio—EBITDA divided by the total scheduled cash interest payments required to have been made by the portfolio company during the most recent twelve-month period, or when appropriate, the forecasted twelve months.

•

Debt Service Coverage Ratio—EBITDA divided by the total scheduled principal amortization and the total scheduled cash interest payments required to have been made during the most recent twelve-month period, or when appropriate, the forecasted twelve months.

We generally require our portfolio companies to provide annual audited and monthly or quarterly unaudited financial statements. Using these financial statements, we calculate the statistics described above. Buyout and subordinated funds typically adjust EBITDA due to the nature of change of control transactions. Such adjustments are intended to normalize and restate EBITDA to reflect the pro forma results of a company in a change of control transaction. For purposes of analyzing the financial performance of our portfolio companies, we make certain adjustments to EBITDA to reflect the pro forma results of a company consistent with a change of control transaction in addition to adjusting EBITDA for significant non-recurring, unusual or infrequent items. Adjustments to EBITDA may include anticipated cost savings resulting from a merger or restructuring, costs related to new product development, compensation to previous owners, non-recurring revenues or expenses, and other acquisition or restructuring related items.

We track our portfolio investments on a static pool basis, including based on the statistics described above. A static pool consists of the investments made during a given year. The static pool classification is based on the year the initial investment was made. Subsequent add-on investments are included in the static pool year of the original investment. The Pre-2001 static pool consists of the investments made from the time of our IPO through the year ended December 31, 2000. The following table contains a summary of portfolio statistics as of and for the period ended December 31, 2009:

Portfolio Statistics (1) ($ in millions, unaudited)	Pre-2001	2001	2002	2003	2004	2005	2006	2007	2008	2009	Pre-2001 - 2009 Aggregate	2005 - 2009 Aggregate
IRR-GAAP Fair Value-All Investments(2)	7.9%	18.1%	7.8%	20.9%	13.3%	1.1%	7.0%	-12.1%	-6.6%	—	3.8%	-2.3%
IRR-GAAP Fair Value- Equity Investments Only(2)(3)(4)	5.8%	46.9%	11.4%	28.9%	27.5%	-11.7%	13.5%	-18.0%	-16.9%	—	1.4%	-6.8%
IRR-Exited Investments(5)	8.6%	20.3%	9.1%	23.5%	19.0%	23.9%	13.4%	-6.3%	-74.9%	—	13.7%	12.7%
Original Investments and Commitments	$1,065	$376	$961	$1,433	$2,266	$4,561	$5,175	$7,324	$1,021	$—	$24,182	$18,081
Total Exits and Prepayments of Original Investments	$999	$351	$757	$1,083	$1,765	$2,086	$3,105	$2,932	$54	$—	$13,132	$8,177
Total Interest, Dividends and Fees Collected	$408	$148	$324	$391	$589	$930	$913	$871	$171	$—	$4,745	$2,885
Total Net Realized (Loss) Gain on Investments	$(128)	$(4)	$(91)	$143	$28	$292	$21	$(381)	$(50)	$—	$(170)	$(118)
Current Cost of Investments	$76	$23	$195	$328	$469	$2,247	$1,712	$3,312	$796	$—	$9,158	$8,067
Current Fair Value of Investments	$17	$3	$134	$404	$357	$1,043	$1,267	$1,767	$583	$—	$5,575	$4,660
Current Fair Value of Investments as a % of Total Investments at Fair Value	0.3%	0.1%	2.4%	7.2%	6.4%	18.7%	22.7%	31.7%	10.5%	—	100.0%	83.6%
Net Unrealized Appreciation/(Depreciation)	$(59)	$(20)	$(61)	$76	$(112)	$(1,204)	$(445)	$(1,545)	$(213)	$—	$(3,583)	$(3,407)
Non-Accruing Loans at Cost	$18	$14	$28	$—	$41	$100	$252	$349	$9	$—	$811	$710
Non-Accruing Loans at Fair Value	$16	$3	$22	$—	$24	$65	$78	$78	$4	$—	$290	$225
Equity Interest at Fair Value(3)	$—	$—	$—	$177	$68	$470	$413	$426	$124	$—	$1,678	$1,433
Debt to EBITDA(6)(7)(8)	7.8	NM	8.4	4.4	6.4	4.9	5.2	6.9	6.8	—	6.0	6.0
Interest Coverage(6)(8)	1.4	NM	0.9	2.4	2.0	2.2	2.8	2.1	1.3	—	2.2	2.2
Debt Service Coverage(6)(8)	1.4	NM	0.8	2.3	1.5	1.5	2.2	1.8	1.2	—	1.8	1.8
Average Age of Companies(8)	38 yrs	45 yrs	49 yrs	41 yrs	45 yrs	28 yrs	30 yrs	30 yrs	26 yrs	—	32 yrs	29 yrs
Diluted Ownership Percentage(3)	63%	59%	39%	52%	46%	49%	43%	47%	33%	—	45%	44%
Average Sales(8)(9)	$45	$5	$47	$184	$94	$119	$139	$226	$99	$—	$159	$166
Average EBITDA(8)(10)	$3	$—	$8	$37	$22	$24	$37	$38	$27	$—	$32	$34
Average EBITDA Margin	6.7%	—	17.0%	20.1%	23.4%	20.2%	26.6%	16.8%	27.3%	—	20.1%	20.5%
Total Sales(8)(9)	$72	$263	$175	$1,266	$823	$1,917	$4,983	$8,379	$1,233	$—	$19,111	$16,512
Total EBITDA(8)(10)	$5	$4	$17	$170	$168	$313	$866	$1,579	$242	$—	$3,364	$3,000
% of Senior Loans(8)(11)	83%	11%	58%	61%	42%	49%	38%	60%	27%	—	49%	48%
% of Loans with Lien(8)(11)	100%	68%	100%	100%	91%	89%	92%	92%	60%	—	88%	87%

(1)	Static pool classification is based on the year the initial investment was made. Subsequent add-on investments are included in the static pool year of the original investment. Investments in interest rate derivative agreements are excluded.
(2)	Assumes investments are exited at current GAAP fair value.
(3)	Excludes investments in structured products.
(4)	Excludes equity investments that are the result of conversions of debt and warrants received with the issuance of debt.
(5)	Includes exited securities of existing portfolio companies.
(6)	These amounts do not include investments in which we own only equity.
(7)	For portfolio companies with a nominal EBITDA amount, the portfolio company’s maximum debt leverage is limited to 15 times EBITDA.
(8)	Excludes investments in structured products, managed funds and American Capital, LLC.
(9)	Sales of the most recent twelve months, or when appropriate, the forecasted twelve months.
(10)	EBITDA of the most recent twelve months, or when appropriate, the forecasted twelve months.
(11)	As a percentage of our total debt investments.

Impact of Inflation

We believe that inflation can influence the value of our investments through the impact it may have on interest rates, the capital markets, the valuations of business enterprises and the relationship of the valuations to underlying earnings.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements in this prospectus. The SEC considers an accounting policy to be critical if it is both important to a company’s financial condition and results of operations and it requires significant judgment and estimates on the part of management in its applications.

Management believes that the following critical accounting policies are the most affected by judgments, estimates and assumptions. Management has reviewed these critical accounting policies and related disclosures with our independent auditor and the Audit and Compliance Committee of our Board of Directors. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates. See “Risk Factors” for certain matters bearing risks on our future results of operations.

Valuation of Investments

Our investments are carried at fair value in accordance with the 1940 Act and ASC 820. In accordance with the 1940 Act, unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by our Board of Directors. For unrestricted securities of companies that are publicly traded for which we have a majority-owned interest, the value is based on the closing market quote on the valuation date plus a control premium if our Board of Directors determines in good faith that additional value above the closing market quote would be obtainable upon a sale or transfer of our controlling interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”), which is codified in FASB ASC 820-10-35 (“ASC 820-10-35”). FSP FAS 157-4 amended ASC 820 to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance in ASC 820-10-35 as it relates to FSP FAS 157-4 is effective for periods ending after June 15, 2009 and is applied prospectively with early adoption permitted for periods ending after March 15, 2009. We adopted the requirements of ASC 820-10-35 as it relates to FSP FAS 157-4 during the quarter ended March 31, 2009. The adoption did not have a material impact on our consolidated financial statements.

ASC 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The price used to measure the fair value is not adjusted for transaction costs while the cost basis of our investments may include initial transaction costs. Under ASC 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset. In determining the principal market for an asset or liability under ASC 820, it is assumed that the reporting entity has access to the market as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

The market in which we would sell our private finance investments is the M&A market. Under ASC 820, we have indentified the M&A market as our principal market for portfolio companies only if we have the ability to initiate a sale of the portfolio company as of the measurement date. We determine whether we have the ability to initiate a sale of a portfolio company based on our ability to control or gain control of the board of directors of the portfolio company as of the measurement date. In evaluating if we can control or gain control of a portfolio company as of the measurement date, we include our equity securities and those securities held by entities managed by American Capital, LLC, on a fully diluted basis. For investments in portfolio companies for which we do not have the ability to control or gain control as of the measurement date and for which there is no active market, our principal market under ASC 820 is a hypothetical secondary market. The determination of the principal market used to estimate the fair value of each of our investments can have a material impact on our estimate of the fair value of our investments.

The levels of fair value inputs used to measure our investments are characterized in accordance with the fair value hierarchy established by ASC 820. Where inputs for an asset or liability fall into more than one level in the fair value hierarchy, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. We use judgment and consider factors specific to the investment in determining the significance of an input to a fair value measurement. The three levels of the fair value hierarchy and investments that fall into each of the levels are described below:

•

Level 1: Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. We use Level 1 inputs for investments in publicly traded unrestricted securities for which we do not have a controlling interest. Such investments are valued at the closing price on the measurement date.

•

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. We did not value any of our investments using Level 2 inputs as of December 31, 2009.

•	Level 3: Level 3 inputs are unobservable and cannot be corroborated by observable market data. We use Level 3 inputs for measuring the fair value of substantially all of our investments as follows:

-	For investments in portfolio companies for which we have identified the M&A market as the principal market, we estimate the fair value based on the Enterprise Value Waterfall valuation methodology. For minority equity securities in which the principal market is a hypothetical secondary market, we also estimate the fair value using the Enterprise Value Waterfall valuation methodology. Under the Enterprise Value Waterfall valuation methodology, we estimate the enterprise fair value of the portfolio company and then waterfall the enterprise value over the portfolio company’s securities in order of their preference relative to one another. To estimate the enterprise value of the portfolio company, we prepare an analysis consisting of traditional valuation methodologies including market, income and cost approaches. We weight some or all of the traditional valuation methodologies based on the individual circumstances of the portfolio company in order to conclude on our estimate of the enterprise value. The traditional valuation methodologies consist of valuation estimates based on: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, estimating the liquidation or collateral value of the portfolio company’s assets, third-party valuations of the portfolio company, considering offers from third-parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. To determine the enterprise value of a portfolio company, we analyze its historical and projected financial results, as well as other factors that may impact value, such as exposure to litigation, loss of significant customers or other contingencies. This financial and other information is generally obtained from our portfolio companies, and may represent unaudited, projected or pro-forma financial information. In using a valuation methodology based on comparable public companies or sales of private or public comparable companies, we have to use significant judgment in the application of discounts or premiums to the prices of comparable companies for factors such as size, marketability and relative performance. In using a valuation methodology based on the discounting of forecasted cash flows of the portfolio company, we have to use significant judgment in the development of an appropriate discount rate to be applied to the forecasted cash flows. The assumptions incorporated in the valuation methodologies used to estimate the enterprise value consists primarily of unobservable Level 3 inputs, including management assumptions based on judgment. For example, from time to time, we may have a portfolio company that has exposure to potential or actual litigation. In evaluating the impact on the valuation for such items, we are required to estimate the amount that a market participant would consider in estimating fair value. These estimates are highly subjective, based on management’s assessment of the potential outcome(s) and the related impact on the fair value of such potential outcome(s). A change in these assumptions could have a material impact on the determination of fair value.

-

For debt and redeemable preferred equity investments in portfolio companies for which we have identified the hypothetical secondary market as the principal market, we determine the fair value based on the assumptions that a hypothetical market participant would use to value the investment in a current hypothetical sale using a Market Yield valuation methodology. In applying the Market Yield valuation methodology, we estimate the fair value based on such factors as third-party broker quotes and our own assumptions in the absence of market observable data including estimated remaining life, current market yield and interest rate spreads of similar loans and securities as of the measurement date. The assumptions used to estimate the fair value in a hypothetical secondary market are considered primarily Level 3 inputs. We weight third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. In estimating the remaining life, we generally use an average life based on market data of the average life of similar loans. However, if we have information available to us that the loan is expected to be repaid in the near term, we would use an estimated life based on the expected repayment date. The average life used to estimate the fair value of our loans is generally shorter than the legal maturity of the loans as our loans have historically been prepaid prior to the maturity date. The current interest rate spreads used to estimate the fair value of our loans is based on our experience of current interest rate spreads on similar loans. A change in the unobservable inputs and assumptions that we use to estimate the fair value of our loans could have a material impact on the determination of fair value.

-	We value our investments in Structured Products using the Market Yield valuation methodology. We estimate fair value based on such factors as third-party broker quotes, sales of the same or similar securities and our cash flow forecasts subject to our assumptions a market participant would use regarding the investments’ underlying collateral including, but not limited to, assumptions of default and recovery rates, reinvestment spreads and prepayment rates. Cash flow forecasts are discounted using a market participant’s market yield assumptions which are derived from multiple sources including, but not limited to, third-party broker quotes, industry research reports and transactions of securities or indices with similar structure and risk characteristics. We weight the use of third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. The cash flow forecasts and market yields used to discount the cash flows incorporate a significant amount of Level 3 inputs. A change in our default and recovery rate assumptions in the cash flow forecasts or a change in the market yield assumptions could have a material impact on the determination of fair value.

-	We value derivative instruments based on fair value information from both the derivative counterparty, as adjusted for nonperformance risk considerations, and third-party pricing services. We corroborate the fair value by analyzing the estimated net present value of the future cash flows using relevant market forward interest rate yield curves in effect at the end of the period as adjusted for quantitative and qualitative nonperformance risk considerations. A change in our determination of the nonperformance risk could have a material impact on the determination of fair value.

-

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of our investment predominately based on the NAV per share of the investment fund if the NAV of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946 as of our measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with ASC 820. However, in determining the fair value of our investment, we may make adjustments to the NAV per share in certain circumstances, based on our analysis of any restrictions on redemption of our shares of our investment as of the measurement date, comparisons of price to NAV per share of comparable publicly traded funds and trades or sales of comparable of private and publicly traded funds, recent actual sales or redemptions of shares of the investment fund, expected future cash flows available to equity holders or other uncertainties surrounding our ability to realize the full NAV of the investment fund. As of December 31, 2009, we had an investment in European Capital, a wholly-owned investment fund that invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized public companies primarily in Europe. It primarily invests in senior debt, subordinated debt and equity. In determining the fair value of our investment in European Capital, we concluded that our investment should be less than the NAV of European Capital due to the risks associated with our ability to realize the full fair value of European Capital’s underlying assets for several reasons, including European Capital negotiating the restructuring of its credit facilities with its lenders as of the measurement date, and recent comparable transactions and public comparables, which indicate fair values at a discount to NAV. The use of a discount to NAV of European Capital requires significant judgment and a change in the assumptions used to develop the discount could have a material impact on the determination of fair value.

See Note 4 to our consolidated financial statements in this prospectus for further information regarding the classification of our investment portfolio by Levels 1, 2 and 3 as of December 31, 2009.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Original issue discount (“OID”) is accreted into interest income using the effective interest method. OID initially represents the value of detachable equity warrants obtained in conjunction with the origination or purchase of loans and loan origination fees that represent yield enhancement. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized. In determining the amount of dividend income to recognize, if any, from cash distributions on common equity securities, we will assess many factors including a portfolio company’s cumulative undistributed income and operating cash flow. Cash distributions from common equity securities received in excess of such undistributed amounts are recorded first as a reduction of our investment and then as a realized gain on investment. We stop accruing interest or dividends on our investments when it is determined that the interest or dividend is not collectible. We assess the collectability of the interest and dividends based on many factors including the portfolio company’s ability to service our loan based on current and projected cash flows as well as the current valuation of the portfolio company’s current total enterprise value. For investments with PIK interest and cumulative dividends, we base income and dividend accruals on the valuation of the PIK notes or securities received from the borrower or the redemption value of the security. If the portfolio company valuation indicates a value of the PIK notes or securities or redemption value that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities and will record an allowance for any accrued interest or dividend receivable as a reduction of interest or dividend income in the period we determine it is not collectible.

A change in the portfolio company valuation assigned by us could have an effect on our accrual of PIK interest income on debt investments and dividend income of preferred stock investments. Also, a change in a portfolio company’s operating performance and cash flows can impact a portfolio company’s ability to service our debt and therefore could impact our interest recognition.

Interest income on Structured Products is recognized on the effective interest method as required by Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets which is codified in FASB ASC 325-40, Investments—Other, Beneficial Interests in Securitized Financial Assets (“ASC 325-40”). Under ASC 325-40, at the time of purchase, we estimate the future expected cash flows and determine the effective interest rate based on these estimated cash flows and our cost basis. Subsequent to the purchase and on a quarterly basis, these estimated cash flows are updated and a revised yield is calculated prospectively based on the current amortized cost of the investment. To the extent the current quarterly estimated cash flows decrease from the prior quarterly estimated cash flows, the revised yield is calculated prospectively based on the amortized cost basis of the investment calculated in accordance with FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which is codified in FASB ASC 320-10-35, Investment—Debt and Equity Securities. In estimating these cash flows, there are a number of assumptions that are subject to uncertainties and contingencies. These include the amount and timing of principal payments (including prepayments, repurchases, defaults and liquidations), the pass through or coupon rate, and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying loans and the timing of and magnitude of projected credit losses on the loans underlying the securities have to be estimated. These uncertainties and contingencies are difficult to predict and are subject to future events that may impact our estimates and interest income. As a result, actual results may differ significantly from these estimates.

Stock-based Compensation

We account for all share-based payments to employees under ASC 718. We estimate the fair value of our employee stock awards at the date of grant using certain subjective assumptions, such as expected volatility, which is based on a combination of historical and market-based implied volatility, and the expected term of the awards which is based on our historical experience of employee stock option exercises including forfeitures. Our valuation assumptions used in estimating the fair value of share-based awards may change in future periods. We recognize the fair value of awards over the vesting period or the requisite service period. In addition, we calculate our pool of excess tax benefits available within additional paid-in capital in accordance with the provisions ASC 718.

The following table reflects the weighted average fair value per option granted during the years ended December 31, 2009, 2008 and 2007, as well as the weighted average assumptions used in determining those fair values using the Black-Scholes pricing model.

	2009	2008	2007
Options granted (in millions)	17.0	6.1	9.1
Fair value on grant date	$1.41	$1.75	$4.37
Expected dividend yield	9.3%	15.4%	8.4%
Expected volatility	76%	40%	26%
Estimated annual forfeiture rate	6.5%	6.3%	6.6%
Risk-free interest rate	2.4%	3.4%	4.5%
Expected life (years)	6.9	7.2	5.4

We determine our expected volatility used in the Black-Scholes option pricing model based on a combination of our historical volatility during the expected term of the option and our implied volatility based on the market prices of traded options of our stock.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our equity-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the equity-based compensation expense could be significantly different from what we have recorded in the current period.

Derivative Financial Instruments

We maintain an interest rate risk management strategy under which we use derivative financial instruments to primarily manage the adverse impact of interest rates changes on our cash flows by locking in the spread between our asset yield and the cost of our borrowings, and to fulfill our obligation under the terms of our asset securitizations. We do not hold or issue derivative financial instruments for speculative purposes. All derivative financial instruments are recorded at fair value with changes in fair value reflected in net unrealized appreciation or depreciation of investments during the reporting period. The fair value of interest rate derivative agreements is based on the estimated net present value of the future cash flows using the forward interest rate yield curve in effect at the end of the period, adjusted for non-performance risk based on our credit risk and our counterparty’s credit risk. We consider the impact of any collateral requirements, credit enhancements or netting arrangements in evaluating credit risk.

Our derivatives are considered economic hedges that do not qualify for hedge accounting under ASC Topic 815. We record the accrual of the periodic interest settlements of interest rate derivatives in net unrealized appreciation or depreciation of investments and subsequently record the amount as a realized gain or loss on investments on the interest settlement date.

Recent Accounting Standards

As disclosed in Note 3 to our consolidated financial statements, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140, (“SFAS No. 166”) and Accounting Standards Update (“ASU”) No. 2009-16, Accounting for Transfers of Financial Assets, which codified SFAS No. 166 in FASB ASC Topic 860. The FASB also issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”) and ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codified SFAS No. 167 in FASB ASC Topic 810, Consolidation (“ASC 810”). While the issuances of these new accounting pronouncements are expected to have a material impact on the financial statements of many companies, including many other financial services companies, we do not believe the adoption of these accounting standards will have a material impact on our consolidated financial statements. Importantly, SFAS No. 167 does not amend the ASC 810 exception that investments accounted for at fair value in accordance with the specialized accounting guidance in ASC 946 are not subject to the requirements of ASC 810. Accordingly, we do not expect our consolidation accounting policy as disclosed in Note 3 to our consolidated financial statements to be materially impacted by the above new accounting standards.

See Note 3 to our consolidated financial statements in this prospectus for further information regarding new accounting pronouncements and their potential impact on our consolidated financial statements.

BUSINESS

General

American Capital, Ltd. is a publicly traded private equity firm and global asset manager. We invest in private equity, private debt, private real estate investments, early and late stage technology investments, special situation investments, alternative asset funds managed by us and structured finance investments. These investments constitute, in part, what are considered alternative assets. We provide investors the opportunity to participate in the private equity and alternative asset management industry through an investment in our publicly traded stock.

On August 29, 1997, we completed an IPO and became a non-diversified closed end investment company that has elected to be regulated as a BDC under the 1940 Act. As a BDC, we primarily invest in senior debt, subordinated debt and equity in the buyouts of private companies sponsored by us, the buyouts of private companies sponsored by other private equity firms and provide capital directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio. We also invest in Structured Products and invest in alternative asset funds managed by us. We are also an alternative asset manager with $12.7 billion of capital resources under management as of December 31, 2009, including $6.0 billion of third-party assets. Our third-party alternative asset fund management services are conducted through our wholly-owned portfolio company, American Capital, LLC. Our primary business objectives are to increase our taxable income, net realized earnings and NAV by making investments with attractive current yields and/or potential for equity appreciation and realized gains.

We also operate so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, we are not subject to federal income tax on the portion of our taxable income and capital gains we distribute to our shareholders.

In addition to managing American Capital’s assets and providing management services to portfolio companies of American Capital, we, through our ownership of American Capital, LLC, also manage the following alternative asset funds: European Capital, AGNC, ACE I, ACE II and ACAS CLO-1.

Significant Recent Developments in our Business

Refinancing Transaction

Unsecured Revolving Credit Facility—On June 28, 2010, we amended and restated the credit agreement (“Amended and Restated Credit Agreement”) for our $1.4 billion unsecured revolving credit facility, with Wells Fargo Bank, N.A. as administrative agent, pursuant to which $680 million of our outstanding loans were repaid in cash, and our remaining loans were converted into (i) $277 million of new floating rate secured loans under the Amended and Restated Credit Agreement (“New Secured Loans”) and (ii) $430 million of new fixed rate secured notes (“New Secured Private Notes”) issued under a new indenture (the “Indenture,” and together with the Amended and Restated Credit Agreement, the “New Debt Agreements”). We also paid a fee of $14 million, or 2% of the principal balance of the New Secured Loans and New Secured Private Notes, to the holders of such debt.

Unsecured Private Debt—On June 28, 2010, we completed an exchange transaction with the noteholders of $336 million of our unsecured private notes, which included a waiver of all existing defaults under the notes, for (i) an aggregate cash payment of $264 million, (ii) $72 million of New Secured Private Notes, and (iii) a fee of $1 million representing 2% of the principal balance of the New Secured Private Notes. We also repaid in full our remaining unsecured private notes for $75 million.

Unsecured Public Debt—On June 28, 2010, we completed an exchange transaction with the noteholders of $539 million of our unsecured public notes for (i) an aggregate cash payment of $11 million, (ii) $4 million of new call-protected floating rate secured notes (“New Floating Rate Public Secured Notes”) and $524 million of new call-protected fixed rate secured notes (“New Fixed Rate Public Secured Notes,” and collectively with the New Floating Rate Public Secured Notes, the “New Secured Public Notes”) issued under the Indenture, and (iii) a fee of $11 million representing 2% of the principal balance of the New Secured Public Notes. The remaining $11 million of the original $550 million of unsecured public notes were amended on June 28, 2010 pursuant to a Second Supplemental Indenture to the indenture for the notes to remove substantially all material affirmative and negative covenants, other than the covenant to pay principal and interest on such notes, and to remove certain events of default. All other terms of such notes remain unchanged.

The exchange transactions discussed above are accounted for as a modification of debt in accordance with ASC 470-50, Modifications and Extinguishments. Accordingly, the aggregate restructuring fees of $26 million paid at closing to the lenders and noteholders were capitalized and will be amortized into interest expense over the life of the notes and loans using the effective interest method, while restructuring fees paid to other third parties will be expensed immediately. As a result, we expect to recognize an estimated $15 - $20 million loss in the second quarter of 2010 consisting of both restructuring fees paid to third parties and the write-off of a portion of the existing unamortized deferred financing costs attributable to the unsecured debt that was repaid in cash.

Maturity Date and Optional Redemption—The New Secured Loans, New Secured Private Notes and New Secured Public Notes (collectively, the “New Secured Debt”) have a final maturity date of December 31, 2013, unless earlier repaid. The New Secured Loans and New Secured Private Notes may be repaid prior to maturity at our option in whole or in part from time to time at a price equal to 100% of the principal amount repaid, plus accrued and unpaid interest to the payment date.

Prior to August 1, 2012, the New Secured Public Notes may be redeemed at our option in whole or in part from time to time (so long as the New Secured Loans and New Secured Private Notes are no longer outstanding) at a price equal to accrued and unpaid interest on the principal amount being redeemed plus the greater of (i) 100% of the principal amount being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the principal amount being redeemed discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Indenture for the New Secured Public Notes), plus 30 basis points. Notwithstanding the foregoing, prior to August 1, 2012, the New Secured Public Notes may also be redeemed at our option in whole or in part from time to time at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to the date of redemption, but without payment of any premium, with Realized Proceeds (as defined in the New Debt Agreements) so long as there are no New Secured Loans and New Secured Private Notes outstanding.

Scheduled Amortization—The following tables set forth the aggregate scheduled amortization (“Aggregate Scheduled Amortization Amounts”) on the New Secured Loans and the New Secured Private Notes. The New Secured Public Notes are not subject to amortization or other mandatory redemptions. Under the terms of the New Debt Agreements, we may defer payment of up to $200 million of the Aggregate Scheduled Amortization Amounts prior to June 30, 2013, which payment deferral is reflected in the table below (in millions).

Date	Aggregate Scheduled Amortization Amounts
December 31, 2011	$—
June 30, 2012	$—
December 31, 2012	$120
June 30, 2013	$500
Final Maturity	Outstanding Balance

The New Secured Loans and New Secured Private Notes are subject to mandatory redemptions including (i) 100% of the net cash flow proceeds of certain debt incurred, (ii) 50% of the net cash flow proceeds of any capital stock issued after the June 28, 2012, (iii) an applicable prepayment percentage of any Realized Proceeds, and (iv) an applicable prepayment percentage of Excess Cash Flow (as defined in the New Debt Agreements). However, we are entitled to retain the first $580 million that would otherwise be payable from any cash flow proceeds from debt incurred, capital stock issued, Realized Proceeds or Excess Cash Flow for new investments or other general corporate purposes. The applicable prepayment percentage is 50% if the aggregate outstanding principal amount of the New Secured Debt is greater than or equal to $950 million and 25% if it is less than $950 million. Any above mandatory redemptions will be applied to the payment of the Aggregate Scheduled Amortization Amounts in direct order of maturity.

Interest—The New Secured Loans and New Floating Rate Secured Public Notes bear interest at a rate per annum of equal to one, two, three or six-month LIBOR, subject to a LIBOR floor of 2% per annum, plus the Applicable Percentage, as defined below, in effect at such time. The New Secured Private Notes and New Fixed Rate Secured Public Notes bear interest at 2.46% per annum, plus the Applicable Percentage in effect at the time. The applicable percentage (“Applicable Percentage”) is 6.50% when the aggregate outstanding amount of the New Secured Debt is greater than or equal to $1 billion and 5.50% when the aggregate outstanding amount is less than $1 billion.

In addition, the Applicable Percentage for the New Secured Debt will increase by an additional 0.50% per annum if we fail to pay any of the minimum amortization amounts (“Aggregate Penalty Amortization Amounts”) on the New Secured Loans and New Secured Private Notes set forth in the table below when due (on a cumulative basis for each failure, if applicable), for each succeeding day until any unpaid Aggregate Penalty Amortization Amounts have been paid (in millions).

Date	Aggregate Penalty Amortization Amounts
December 31, 2011	$ 70
June 30, 2012	$100
December 31, 2012	$300
June 30, 2013	$350
Final Maturity	Outstanding Balance

Fees—We are required to pay an extension fee in an amount equal to 1% of the aggregate principal amount of the New Secured Debt outstanding on each of December 30, 2011 and December 31, 2012, payable on such date.

Security and Ranking—The New Secured Debt is a senior obligation of the company and is secured by a first priority lien (subject to certain permitted liens) on substantially all of our existing and hereafter acquired unencumbered assets.

Covenants—The financial covenants under the New Debt Agreements include (i) maintenance of a minimum ratio of adjusted operating cash flow to interest expense and (ii) a minimum ratio of pledged assets to secured debt, tested on a quarterly basis. Additional covenants include (i) restrictions on the incurrence of certain additional debt, (ii) restrictions on acquisitions and investments, and (iii) restrictions on the payments of dividends and other distributions. However, we are permitted under the New Debt Agreements to pay dividends to the extent necessary in order to maintain our RIC status provided that such dividends are paid in additional shares of our common stock to the extent allowed by IRS Revenue Procedure 2010-12. There are no limitations in the New Debt Agreements on our payment of cash dividends provided that (i) we maintain an asset coverage ratio of at least 200% as required by the 1940 Act, (ii) we are in pro forma compliance with all financial covenants under the New Debt Agreements, (iii) there are no defaults outstanding under the New Debt Agreements, and (iv) the aggregate principal amount of the New Secured Debt outstanding is less than or equal to $1.4 billion.

Interest Rate Swap Agreements—As of December 31, 2009, the counterparties under certain of our interest rate swap and foreign exchange agreements could declare an early termination event primarily due to the then outstanding defaults under our primary unsecured debt arrangements which triggered certain cross-default and cross-acceleration events of default under certain of our interest rate swap and foreign exchange agreements. As a result, the counterparties had the right to terminate these hedging agreements, which had a fair value of $36 million and a termination liability of $45 million as of December 31, 2009. As discussed above, on June 28, 2010, we completed a refinancing of all of our primary unsecured arrangements and obtained a waiver from our respective creditors of such defaults. As of June 30, 2010, we were not in default under any of our interest rate swap or foreign exchange agreements. In addition, in connection with our refinancing transaction, we granted to the counterparties under these interest rate swap and foreign exchange agreements a first priority lien (subject to certain permitted liens) on substantially all of our existing and hereafter acquired unencumbered assets pari passu with the New Secured Debt, so long as the New Secured Debt is outstanding.

Stock Issuance

At a special meeting of stockholders on February 12, 2010, our stockholders approved a proposal authorizing us to sell shares of our common stock in one or more offerings below the NAV per share, subject to certain limitations, including the prior approval of our Board of Directors. Our prior authorization to issue a certain number of shares of our common stock at a price below NAV per share expired on February 19, 2010. The authorization approved at the special meeting commenced on February 19, 2010 and expires on February 12, 2011. The number of shares of common stock that may be issued below NAV per share is limited to a maximum of 58,324,930 shares, which was 20% of the number of shares outstanding as of the record date for this year’s special meeting, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations.

In April 2010, we completed a registered direct offering of 58,300,000 shares of our common stock to a group of institutional investors at a price of $5.06 per share, which was below our NAV per share. Upon completion of the offering, we received gross proceeds of approximately $295 million.

Portfolio Liquidity through Realizations

As part of our overall debt restructuring efforts, we developed a plan at the beginning of 2009 to reduce the risk within our capital structure by delevering our balance sheet. To further those efforts during 2009, we evaluated each of our portfolio investments to determine if a current sale would yield attractive investment returns. As a result, we proactively exited select investments, realizing $1.1 billion of cash proceeds from exits during 2009 through the sale or repayment of debt and equity investments. We exited both performing and non-performing assets during 2009 at approximately fair value, evidenced by the realized proceeds from fully exited investments being within 1% of the prior quarter’s valuation. To the extent that any realized proceeds were not required to pay down principal balances in our asset securitizations or to fund our ongoing operations, including providing capital to our existing portfolio investments to maintain or improve those investments, we held the cash proceeds in anticipation of completing a restructuring of our debt obligations in 2010. Our cash and cash equivalents increased $626 million during the year to an ending balance of $835 million as of December 31, 2009.

Strategic Restructurings

To better align our organization and cost structure with current economic conditions, we performed strategic reviews of our business in 2009 and 2008 which resulted in the closing of several offices and the elimination of certain functions at other offices. During 2009, we recorded an aggregate restructuring charge of $25 million, including $9 million for severance and related costs associated with 72 employees and $16 million of costs related to excess facilities. During 2008, we recorded an aggregate restructuring charge of $19 million, including $10 million for severance and related costs associated with 160 employees and $9 million of costs related to excess facilities. In total, our restructuring efforts and attrition have decreased our employee headcount by more than 380 employees, or 55%, and we have reduced our number of offices by 50% since the peak in the first quarter of 2008.

Acquisition of European Capital

On November 10, 2008, American Capital and European Capital entered into an implementation agreement regarding our proposal to acquire all of the ordinary shares of European Capital held by other investors, representing 32.3% of European Capital’s outstanding ordinary shares, by means of a “scheme of arrangement” under Guernsey company law. Under the terms of the agreement, each European Capital shareholder other than us would receive 0.333 shares of our common stock for every one ordinary share that they owned of European Capital. On February 19, 2009, our shareholders approved a proposal authorizing us to sell shares of our common stock below NAV per share in certain instances, including in connection with the proposed acquisition of European Capital. On March 19, 2009, the proposed transaction was approved by a special majority of the shareholders of European Capital, not including us. The acquisition became effective as of March 26, 2009, following approval of the Royal Court of Guernsey. In connection with the transaction, we issued 11.5 million shares of our common stock with a value of $25 million as of March 26, 2009 in exchange for the outstanding European Capital ordinary shares. As of December 31, 2009, our investment in European Capital had a fair value of $269 million.

American Capital Investment Portfolio

We provide investment capital to middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. We primarily invest in senior debt, subordinated debt and equity in the buyouts of private companies sponsored by us, the buyouts of private companies sponsored by other private equity firms and provide capital directly to early stage and mature private and small public companies. Currently, we will invest up to $100 million in a single middle market transaction in North America. We also invest in Structured Products and alternative asset funds managed by us. For summary financial information by geographic area, see Note 4 to our consolidated financial statements in this prospectus.

Since our IPO through December 31, 2009, we invested committed capital of over $5.7 billion in equity securities and over $16.8 billion in debt securities of middle market companies and also invested $1.7 billion in Structured Products. We have had 282 exits and repayments of over $13.1 billion of our originally invested committed capital, representing 54% of our total capital committed since our IPO, earning a 14% compounded annual return on these investments, including the interest, dividends, fees and net realized gains over the life of the investments. We have earned a 29% compounded annual return on the exit of our equity securities, including dividends, fees and net realized gains. Since our IPO through December 31, 2009, we have realized $1.4 billion in gross portfolio realized gains and $1.6 billion in gross portfolio realized losses resulting in $170 million in cumulative portfolio net realized losses, excluding net gains and losses attributable to interest rate swap agreements, foreign currency and taxes on net realized gains.

As of December 31, 2009, we had investments in 187 portfolio companies with an average investment size, at fair value, of $30 million, or 0.4% of total assets. As of December 31, 2009, our ten largest investments at fair value were as follows (in millions):

Company	Industry	Fair Value
Mirion Technologies	Electrical Equipment	$322
European Capital	Diversified Financial Services	269
WIS Holding Company, Inc.	Commercial Services & Supplies	276
SMG Holdings, Inc.	Hotels, Restaurants & Leisure	236
Affordable Care Holding Corp.	Health Care Providers & Services	186
Orchard Brands Corporation	Internet & Catalog Retail	172
WRH, Inc.	Life Sciences Tools & Services	170
RDR Holdings, Inc.	Household Durables	155
SPL Acquisition Corp.	Pharmaceuticals	141
CIBT Travel Solutions, Inc	Commercial Services & Supplies	136

Total		$2,063

Business

Private Finance Investments Overview

Historically, a majority of our investment financings have been to assist in the funding of change of control management buyouts of privately held middle market companies, and we expect that trend to continue. A change of control transaction could be the result of a sale of a portfolio company by another private equity firm, a corporate divestiture, a sale of a family-owned or closely-held business, a going private transaction or an ownership transition. Our financing of a change of control management buyout could either be for a buyout sponsored by us or for a buyout sponsored by another private equity firm. As an investor in the buyouts of other private equity firms, we support other private equity sponsors with subordinated debt, senior debt and minority equity investments in order to allow them to leverage their capital base. Since our IPO, we have partnered with approximately 150 equity sponsors. We expect that in the future a majority of any investments in new portfolio companies would be to provide senior and subordinated debt to portfolio companies of other private equity firms and that equity for buyouts sponsored by us in new portfolio companies will be done through funds that we manage.

Our loans typically range from $5 million to $100 million, mature in five to ten years, and require monthly or quarterly interest payments at fixed rates or variable rates generally based on LIBOR, plus a margin. We price our debt and equity investments based on our analysis of each transaction. As of December 31, 2009, the weighted average effective interest rate on our private finance debt investments was 9.9%, which includes the impact of non-accruing loans. As of December 31, 2009, we had a fully-diluted weighted average ownership interest of 45% in our private finance portfolio companies with a total equity investment at fair value of over $1.6 billion.

Our private finance portfolio investments consist of loans and equity securities primarily to privately-held middle market companies. There is generally no publicly available information about these companies and a primary or secondary market for the trading of these privately issued loans and equity securities generally does not exist. These investments have been historically exited through normal repayment or a change in control transaction such as a sale or recapitalization of the portfolio company. The opportunity to be repaid or exit our investments may occur if a portfolio company repays our loans out of cash flows, refinances our loans, is sold in a change of control transaction, or sells its equity in a public offering, or if we exercise any put rights or sell our privately-held debt or equity investments in a secondary market. As a public company, we can invest with a long-term horizon compared to a limited partnership, which typically has a finite life and must sell investments in order to return capital to investors in a short time horizon.

Our ability to fund the entire capital structure is a competitive advantage in completing many middle market transactions. We often sponsor One-Stop Buyouts™ in which we provide most, if not all, of the senior debt, subordinated debt and equity financing in the transaction. We may initially fund all of the senior debt at closing and syndicate it to third-party lenders post closing. We have a loan syndications group that arranges to have all or part of the senior loans syndicated to third-party lenders. In the future, we expect that we will fund the equity for our One-Stop Buyouts™ from funds that we manage.

As a BDC, we are required by law to make significant managerial assistance available to most of our portfolio companies. Such assistance typically involves providing guidance and counsel concerning the management, operations and business objectives and policies of the portfolio company to its management and board of directors, including participating on the company’s board of directors. As of December 31, 2009, we had board seats at 78 out of 142 of our private finance and managed fund portfolio companies and had board observation rights on 22 of our remaining private finance portfolio companies. We also have an operations team, including ex-CEOs with significant turnaround and bankruptcy experience, which provides intensive operational and managerial assistance. Providing assistance to our portfolio companies serves as an opportunity for us to maximize their value.

Structured Product Investments

Our Structured Product investments are generally in non-investment grade tranches, which means that major rating agencies rate them below the top four investment-grade rating categories (i.e., “AAA” through “BBB”). Non-investment grade tranches have a higher risk of loss but are expected to provide a higher yield than investment grade securities. We may also make select investments in investment grade tranches if the expected returns meet our overall portfolio targeted returns. We invest in Structured Products with the intention of holding them until maturity. An active market for most of the non-investment grade tranches of Structured Products in which we invest generally does not exist.

Our investments in CMBS bonds are secured by diverse pools of commercial mortgage loans. We also have an investment in ACAS CRE CDO, which is a commercial real estate CDO secured by CMBS bonds. Since our IPO through December 31, 2009, we have made $1.3 billion of investments in CMBS bonds. As of December 31, 2009, our total investment in CMBS bonds and ACAS CRE CDO was $645 million at cost and $52 million at fair value, or only 1% of our total investments. Since we invested in the CMBS bonds, the overall commercial real estate market has experienced a significant decline in value. The current macroeconomic factors have resulted in a higher rate of default and likely higher future loss rate of the loan collateral compared to what we originally expected when we underwrote the investments. We do not expect to make significant new investments in CMBS in the near future.

Our investments in CLO securities are generally secured by diverse pools of commercial corporate loans and have minimal exposure to residential mortgage loans. Our investments are in 26 CLO funds managed by 19 separate portfolio managers. We also have investments in CDO securities that are generally secured by diverse pools of bonds of other securitizations including commercial loans, CMBS and residential mortgage backed securities. Certain of our commercial CLO investments are in a joint venture portfolio company. Since our IPO through December 31, 2009, we have made $308 million of investments in commercial CLO and CDO securities. As of December 31, 2009, our investment in commercial CLO and CDO securities was $248 million at cost and $115 million at fair value, or only 2% of our total investments. Our investments in these securities have generally performed in accordance with our original underwriting assumptions.

Lending and Investment Decision Criteria

We review certain criteria in order to make investment decisions. The list below represents a general overview of the criteria we use in making our lending and investment decisions. Not all criteria are required to be favorable in order for us to make an investment. Add-on investments for growth, acquisitions or recapitalizations are based on the same general criteria. Add-on investments in distressed situations are based on the same general criteria, but are also evaluated on the potential to preserve prior investments.

Operating History. We generally focus on middle market companies that have been in business over ten years and have an attractive operating history, including generating positive cash flow. We generally target companies with significant market share in their products or services relative to their competitors. In addition, we consider factors such as customer concentration, performance during recessionary periods, competitive environment and ability to sustain margins. As of December 31, 2009, our current private finance portfolio companies had an average age of 32 years with 2009 average sales of $159 million and 2009 average adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $32 million and an EBITDA margin of 20%.

Growth . We consider a target company’s ability to increase its cash flow. Anticipated growth is a key factor in determining the ability of the company to repay its debt and the value ascribed to any warrants and equity interests acquired by us.

Liquidation Value of Assets. Although we do not operate as an asset-based lender, liquidation value of the assets collateralizing our loans is a factor in many credit decisions. Emphasis is placed both on tangible assets such as accounts receivable, inventory, plant, property and equipment as well as intangible assets such as brand recognition, market reputation, customer lists, networks, databases and recurring revenue streams.

Experienced Management Team. We consider the quality of senior management to be extremely important to the long-term performance of most companies. Therefore, we consider it important that senior management be experienced and properly incentivized through meaningful ownership interest in the company.

Exit Strategy. Almost all of our investments consist of securities acquired directly from their issuers in private transactions. These securities are rarely traded in public markets, thus limiting their liquidity. Therefore, we consider it important that a prospective portfolio company have a number of methods by which our financing can be repaid and our equity investment sold or redeemed. These methods would typically include the sale or refinancing of the business or the ability to generate sufficient cash flow to repurchase our equity securities and repay our loans.

Structured Products Criteria. We receive extensive information from the issuer regarding the mortgage loans, commercial loans and other securities that are the underlying collateral for a CMBS, CLO or CDO pool. We underwrite the collateral securing our investment as appropriate.

Portfolio Composition

We primarily invest in senior debt, subordinated debt, preferred and common equity and Structured Products. The composition summary of our investment portfolio as of December 31, 2009 at fair value as a percentage of total investments, excluding derivative agreements, is shown below:

We have a diversified investment portfolio and do not concentrate in any one or two industry sectors. We use the Global Industry Classification Standards for classifying the industry groupings of our portfolio companies. The following chart shows the portfolio composition by industry grouping at fair value as a percentage of total investments as of December 31, 2009. Our investments in derivative agreements, European Capital and CLO and CDO securities are excluded from the table below. Our investments in ACAS CRE CDO and CMBS are classified in the Real Estate and Real Estate Investment Trusts category.

Alternative Asset Management Business Overview

As of December 31, 2009, our assets under management totaled $12.5 billion, including $5.8 billion of assets under management in our alternative asset funds. Our third-party alternative asset management business is conducted through our wholly-owned portfolio company, American Capital, LLC. In general, wholly-owned subsidiaries of American Capital, LLC enter into management agreements with each of its managed alternative asset funds. The discussion of the operations of American Capital, LLC in this prospectus includes its wholly-owned consolidated subsidiaries.

American Capital, LLC had over 55 employees as of December 31, 2009, including seven investment teams with over 20 investment professionals located in three offices in Bethesda, London and Paris. We enter into service agreements with American Capital, LLC to provide asset management services. Through these agreements, we provide investment advisory and oversight services to American Capital, LLC as well as access to our employees, infrastructure, business relationships, management expertise and capital raising capabilities. We charge American Capital, LLC an asset management fee for the use of these services. American Capital, LLC generally earns base management fees based on the size of the managed alternative asset funds and may earn incentive income, or a carried interest, based on the performance of the alternative asset funds. In addition, we may invest directly into our alternative asset funds and earn investment income from our investments in those funds.

The following table sets forth certain information with respect to our alternative asset funds under management as of December 31, 2009.

	American Capital	European Capital	AGNC	ACE I	ACE II	ACAS CLO-1
Fund type	Public Alternative Asset Manager & Fund	Private Fund	Public REIT Fund - The NASDAQ Global Market	Private Fund	Private Fund	Private Fund
Established	1986	2005	2008	2006	2007	2006
Assets under management	$6.7 Billion(1)	$1.9 Billion(2)	$4.6 Billion	$0.6 Billion	$0.2 Billion	$0.4 Billion
Investment types	Senior & Subordinated Debt, Equity, Structured Products	Senior & Subordinated Debt, Equity, Structured Products	Agency Securities	Equity	Equity	Senior Debt
Capital type	Permanent	Permanent	Permanent	Finite Life	Finite Life	Finite Life

(1)	Includes our investment in third-party funds that we manage.
(2)	Excluded from our third-party funds under management as we own 100% of European Capital.

European Capital invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized public companies primarily in Europe. As of December 31, 2009, European Capital is a wholly-owned portfolio company of ours. American Capital, LLC receives an annual management fee equal to 2% of the weighted average monthly consolidated gross asset value of all the investments of European Capital, an incentive fee equal to 100% of the net earnings in excess of a return of 8% but less than a return of 10% and 20% of the net earnings thereafter. During 2009, the investment management agreement with European Capital was amended to reduce the annual management fee to 1.5% effective from July 1, 2009 to December 31, 2010.

AGNC is a publicly traded mortgage real estate investment trust, or REIT, that invests exclusively in residential mortgage pass-through securities and collateralized mortgage obligations on a leveraged basis. These investments consist of securities for which the principal and interest payments are guaranteed by U.S. Government-sponsored entities such as the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, or by a U.S. Government agency such as the Government National Mortgage Association, or Ginnie Mae. On May 20, 2008, AGNC successfully completed its IPO of ten million shares of common stock for proceeds, net of the underwriters’ discount and estimated expenses, of $186 million. In a private placement concurrent with the AGNC IPO, we purchased five million shares of AGNC common stock at the IPO price of $20.00 per share, for a purchase price of $100 million. AGNC’s net proceeds from the IPO and the concurrent private placement were $286 million. In July 2009, through a public secondary offering, we sold 2.5 million shares of our common stock that we purchased in the private placement. The shares are traded on The NASDAQ Global Select Market under the symbol “AGNC.” American Capital, LLC earns a base management fee of 1.25% of AGNC’s stockholders’ equity.

ACE I is a private equity fund established in 2006 with $1 billion of equity commitments from third-party investors. ACE I purchased 30% of our equity investments in 96 portfolio companies for an aggregate purchase price of $671 million. Also, ACE I co-invested with American Capital in an amount equal to 30% of equity investments made by American Capital between October 2006 and November 2007 until the $329 million remaining equity commitment was exhausted. In addition, 10%, or $100 million, of the $1 billion of equity commitments are recallable by American Capital, LLC for add-on investments with American Capital once they have been distributed to the third-party ACE I investors. As of December 31, 2009, there were $75 million of recallable distributions available for add-on investments. American Capital, LLC manages ACE I in exchange for a 2% base management fee on the net cost basis of ACE I’s assets and 10% to 30% of the net profits of ACE I, subject to certain hurdles.

ACE II is a private equity fund established in 2007 with $585 million of equity commitments from third-party investors. ACE II purchased 17% of our equity investments in 80 portfolio companies for an aggregate purchase price of $488 million. The remaining $97 million commitments will be used to fund add-on investments in the 80 portfolio companies. In addition, 10%, or $59 million, of the $585 million of equity commitments are recallable by American Capital, LLC for add-on investments with American Capital once they have been distributed to the third-party ACE II investors. As of December 31, 2009, ACE II had $85 million and $59 million of unfunded equity commitments and recallable distributions outstanding, respectively. American Capital, LLC manages ACE II in exchange for a 2% base management fee on the net cost basis of ACE II’s assets and 10% to 30% of the net profits of ACE II, subject to certain hurdles.

In April 2007, ACAS CLO-1 completed a $400 million securitization that invests in broadly syndicated and middle market senior loans. We purchased 55% of the BB rated notes and 70% of the non-rated subordinated notes in ACAS CLO-1 for a total purchase price of $33 million. American Capital, LLC earns a base management fee of 0.68% of ACAS CLO-1’s assets and receives 20% of the net profits of ACAS CLO-1, subject to certain hurdles.

Private Finance Deal Stream and Market Share

We have established an extensive referral network comprised of investment bankers, private equity firms, subordinated funds, trade organizations, commercial bankers, attorneys and business and financial brokers. We have developed an extensive proprietary database of reported middle market transactions. We have also developed an internet website that provides an efficient tool to businesses for learning about American Capital and our capabilities.

Institutional Approach to Investing

We have built an institution with a leading capability to originate, underwrite, finance, syndicate, monitor and exit investments that generate attractive returns. Our dedicated teams of investment professionals are the cornerstone of our institution. We have also created an extensive support structure that provides in-house due diligence, operational, legal and human resources support to our investment professionals and to our portfolio company, American Capital, LLC. The following are the key functional teams that execute our alternative asset management business including the internal management of American Capital and its portfolio.

Investment Teams: As of December 31, 2009, we had 25 Investment Teams with over 70 professionals located in our five offices in the United States. The Investment Teams originate, review and screen investment opportunities, conduct business, management and operations due diligence, prepare investment committee reports and models, make recommendations to the investment committee, execute investments, represent us on the boards of directors of portfolio companies, assist in monitoring and valuing of investments and manage acquisitions, divestures and exiting of investments. Our Investment Teams are organized so that each team focuses on a specific investment strategy. Our Investment Teams include:

•

American Capital Buyout: A 20-person team that leads our American Capital One-Stop Buyouts™ of middle market companies including corporate divestitures, acquisitions of portfolio companies from private equity firms, acquisition of family-owned or closely held businesses, going private transactions and ownership transitions. They originate senior debt, subordinated debt and equity in American Capital controlled buyouts.

•

Sponsor Finance: A 14-person team that provides private equity sponsors with senior debt, subordinated debt and equity co-investments in support of their buyouts of middle market companies. In addition, they will also target investments directly to privately and publicly-held middle market companies.

•

Energy Investment: A 3-person team that leads our American Capital One-Stop Buyouts™, direct investments and sponsored finance investments in the entire chain of energy exploration, production and distribution, and services, manufacturing, power and utility services. They will also invest in alternative energy, including wind power, solar energy and biofuels. They originate senior debt, subordinated debt and equity investments.

•

Special Situations: A 5-person team that leads our American Capital One-Stop Buyouts™, direct investments and sponsored finance investments in distressed companies, companies undergoing turnarounds, bankruptcy auctions, debtor-in-possession, exit financing and other special situations in middle market companies. They originate senior debt, subordinated debt and equity investments.

•

Technology Investment: A 3-person team leads our American Capital One-Stop Buyouts™, direct investments and sponsored finance investments in early, middle and late stage technology companies. They will invest in various technology sectors including networking, software, communications, enterprise data, new media, consumer technologies and industrial technology. They originate senior debt, subordinated debt and equity investments.

•

Commercial Mortgage Asset Management: A 5-person team that invests in commercial mortgages and related assets directly or by investing in debt and equity tranches of CMBS and CRE CDOs. The team also participates in underwriting, due diligence and financing of real estate owned by our portfolio companies.

•

Collateralized Loan Obligation: A 6-person team that invests in and manages senior loan collateral for third-party investors through structured finance products such as a CLO. The team sources middle market senior loans originated through our various Investment Teams and also by purchasing rated, broadly syndicated senior debt. They also invest in non-rated tranches of CLOs and CDOs managed by other third-party fund managers.

Operations Team: A 19-person team with expertise in manufacturing services, consumer products, financial services, energy services, supply chain management, outsourcing and technology. The Operations Team is led by a managing director and includes seasoned former presidents, CEOs (7), COOs (2), CFOs (2) and supply chain and outsourcing specialists (4). The Operations Team conducts operational due diligence on prospective portfolio companies and reports and makes recommendations to our investment committee. The team will also assist portfolio companies post close with operational improvement plans. If we have a portfolio company that is underperforming, the Operations Team will work closely with the portfolio company to improve performance by providing interim leadership at the portfolio company and to identify business actions to help improve performance. The team will provide hands-on assistance to reduce costs, systemize sales and marketing, develop and align business plans, grow the business and strengthen management talent at the portfolio company.

Investment Committee Support Team: A 5-person team that assists our investment committee (the “Investment Committee”) in establishing procedures and controls, establishing due diligence protocol and working with Investment Teams to establish due diligence plans for each prospective investment, developing standard investment committee reports and models, organizing investment committee meetings, monitoring and reporting investment committee results and tracking subsequent developments.

Financial Accounting and Compliance Team (“FACT”): A 32-person team of certified public accountants, chartered accountants and valuation and audit professionals. FACT is responsible for providing pre- and post-investment financial due diligence, portfolio monitoring and quarterly valuations of portfolio assets. FACT assists our Investment Teams in conducting extensive financial, accounting, tax and information technology due diligence of each target investment company, which includes one or more on-site visits, a review of the portfolio company’s historical and prospective financial information, and identifying and confirming pro forma financial adjustments. FACT also monitors the existing portfolio investments by gathering, inputting into an automated database, analyzing and regularly reviewing monthly financial information and other materials to assess financial performance as well as to ensure compliance with loan covenants. Also, FACT, with the assistance of our Investment Teams and subject to the oversight of senior management and the Audit and Compliance Committee, prepares a quarterly valuation of each portfolio company investment.

Syndications Team: A 4-person team that is responsible for arranging syndications of all or part of the senior debt of our portfolio companies either at closing or subsequent to the closing of a senior financing transaction. They perform a variety of functions relating to the marketing and completing of such transactions.

Capital Markets, Finance and Treasury Team: A 27-person team that is responsible for raising equity and debt capital, investor relations, financial budgeting and forecasting and daily liquidity and cash management. Through its debt capital raising activities, the team is responsible for structuring, selling and administering on-balance sheet term debt securitizations of debt investments, unsecured bonds and various other revolving facilities and term debt facilities for American Capital and its alternative asset funds under management. Through its equity capital raising activities, the team is responsible for structuring and selling equity for American Capital and our public and private funds. The team is also responsible for monitoring and reporting on capital market conditions and researching, developing and raising private and public capital for new third-party funds for our alternative asset management business. The team is also responsible for arranging syndications of all or part of the equity of our portfolio companies either at closing or subsequent to the closing of an equity financing transaction.

Accounting and Reporting Team: A 39-person team that is responsible for the accounting of our financial results as well as that of our managed funds, including financial reporting and communications to our shareholders, partners and regulatory bodies. Among its tasks are preparing financial statements, investment accounting, analysis of investment performance, loan servicing, billing, accounts receivable and payable, tax compliance, external audit coordination and developing and monitoring our internal controls.

Legal and Compliance Team: A 24-person team that provides legal support on corporate, capital raising and investing matters, is involved in regular reporting and special communications with our shareholder and regulatory bodies and manages the outside law firms that provide transactional, litigation and regulatory services to us. In addition, as required by the SEC, we have appointed a Chief Compliance Officer, who is responsible for administering our code of ethics and conduct and our legal compliance activities.

Internal Audit Team: A 3-person team that reports directly to the Audit and Compliance Committee of our Board of Directors. The team performs operational audits and tests our internal controls over financial reporting to assist management’s assessment of the effectiveness of our internal controls over financial reporting under the Sarbanes-Oxley Act of 2002.

Human Resources Team: An 8-person team that assists in recruiting, hiring, reviewing and establishing and administering compensation programs for our employees. In addition, the team is available to the Investment Teams and the Operations Team to assist with executive management and other human resources issues at portfolio companies.

Information Technology Team: A 20-person team that assists all departments in researching, developing, implementing and maintaining communication and technological resources for our multi-office operations including highly specialized systems for the input, processing and reporting of data.

Investment Process

Investment Sourcing and Screening: We have a multi-disciplined approach to reach diverse channels of deal sources. Our Investment Teams target a referral network comprised of investment bankers, private equity firms, subordinated funds, trade organizations, commercial bankers, attorneys and business and financial brokers. We developed and maintain a proprietary industry-wide database of reported middle market transactions, which enables us to monitor and evaluate the middle market investing environment. This database is used to help us assess whether we are penetrating our target markets and to track terms and pricing. Our financial professionals review financing memorandums and private placement memorandums sourced from this referral network in search of potential buyout or financing opportunities. Our Investment Teams undertake a preliminary evaluation and analysis of potential investment opportunities to determine whether or not they meet our criteria based upon the limited information received in these early stages of the investment process. For investment opportunities that pass an initial screen, our Investment Teams prepare an initial investment thesis and analysis that is presented to an internal Investment Committee, which includes representatives of our senior officers depending on the nature of the proposed investment, for approval to proceed further.

Due Diligence: In our private finance investments, our investment professionals along with our FACT and Operations Team conduct due diligence of each target company that passes the initial screening process. This includes one or more on-site visits, a review of the target company’s historical and prospective financial information, identifying and confirming pro-forma financial adjustments, interviews with and assessments of management, employees, customers and vendors, review of the adequacy of the target company’s systems, background investigations of senior management and research on the target company’s products, services and industry. We often engage professionals such as environmental consulting firms, accounting firms, law firms, risk management companies and management consulting firms with relevant industry expertise to perform elements of the due diligence.

In our Structured Products investments, we receive information regarding the mortgage loans, commercial loans and other securities that are the underlying collateral for a CMBS, CLO or CDO pool from the issuer and we underwrite the collateral securing our investment as appropriate.

Investment Approval: Upon completion of our due diligence, our Investment Teams, FACT and Operations Team as well as any consulting firms that we have engaged, prepare and present a report containing the due diligence information for review to our Investment Committee. Our Board of Directors has delegated authority to the Investment Committee to conduct the initial review and approval of our investments. Our Investment Committee generally must approve each investment. Investments exceeding a certain size or meeting certain other criteria must also be approved by our Board of Directors. Our Investment Committee is supported by a dedicated staff that focuses on the due diligence and other research done with regard to each proposed investment.

Documentation and Negotiations: Documentation for the legal agreements for a transaction is completed either by our in-house legal team or through the retention of outside legal counsel. We maintain custody of our investment securities and the original related investment documentation in custodial accounts with qualified banks and members of national securities exchanges in accordance with applicable regulatory and financing requirements.

Investment Funding: Prior to the release of any investment funds, our treasury department prepares a summary of the investment terms, the funding amounts approved by our Investment Committee and wiring instructions. Our treasury department performs various procedures to confirm any wiring instructions. A senior executive officer must approve this summary of terms and funding amounts prior to the disbursement of the funds.

Portfolio Monitoring: In addition to the due diligence at the time of the original investment decision, we seek to preserve and enhance the performance of our portfolio companies under management through our active involvement with the portfolio companies. As a BDC, we are required by law to make significant managerial assistance available to most of our portfolio companies. This generally includes providing guidance and counsel concerning the management, operations and business objectives and policies of the portfolio company to the portfolio company’s management and board of directors, including participating on the company’s board of directors. The respective FACT and Investment Teams regularly review each portfolio company’s monthly financial statements to assess performance and trends, periodically conduct on-site financial and operational reviews and evaluate industry and economic issues that may affect the portfolio company.

Investment Exits: We regularly evaluate each investment to determine the appropriate time to exit an investment. For investments that we control, we will typically sell the portfolio company through an auction process although an exit may also occur through an initial public offering or a privately negotiated transaction. With the approval of our Investment Committee, our Investment Teams will typically engage an investment bank. If an offered sales price yields the desired return, our Investment Team would recommend the sale of the company to our Investment Committee for approval. For performing investments that we do not control, the exit typically occurs when the sponsor, or other party, in control of the portfolio company decides to recapitalize or sell the business. In both instances, our debt investment is typically paid in full and any equity investment would realize a value consistent with the controlling parties. For non-performing investments that we do not control, we may determine that based on the facts and circumstances relating to the investment, to accept an amount less than what we are legally owed with any such decision requiring approval by our Investment Committee.

Portfolio Valuation

FACT, with the assistance of our Investment Teams, and subject to the oversight of senior management and the Audit and Compliance Committee, prepares a quarterly valuation of each of our portfolio company investments. Our Board of Directors approves our portfolio valuations as required by the 1940 Act. In connection with our valuation process to determine the fair value of investments, we may work with third-party consultants to obtain assistance and advice as additional support in the preparation of our internal valuation analysis for our portfolio.

Competition

We compete with hundreds of private equity and subordinated funds and other financing sources, including traditional financial services companies such as finance companies, commercial banks, investment banks and other equity and non-equity based investment funds. Some of our competitors are substantially larger and have considerably greater financial resources than we do. Competitors may have a lower cost of funds and many have access to funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships and build their market shares. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objectives or that we will be able to meet our investment goals.

Corporate Information

Our executive offices are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814 and our telephone number is (301) 951-6122. In addition to our executive offices, we, or our portfolio company American Capital, LLC, maintain offices in New York, Chicago, Dallas, Boston, London, Paris and Hong Kong.

We make available all of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports free of charge on our internet website at www.americancapital.com as soon as reasonably practical after such material is electronically filed with or furnished to the SEC. These reports are also available on the SEC’s internet website at www.sec.gov. The public may also read and copy paper filings that we have made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling (800) SEC-0330.

Employees

As of December 31, 2009, we employed 264 full-time employees compared to 384 and 580 full-time employees as of December 31, 2008 and 2007, respectively. We believe that we have excellent relations with our employees.

Business Development Company Requirements

We are a closed-end, non-diversified, management investment company that has elected to be regulated as a BDC under the 1940 Act, and, as such, are subject to regulation under that act.

Qualifying Assets

As a BDC, we may not acquire any asset other than “qualifying assets”, as defined by the 1940 Act, unless, at the time the acquisition is made, the value of our qualifying assets represent at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business include the following:

•	securities purchased in transactions not involving any public offering from:

a)	an issuer that (i) is organized and has its principal place of business in the United States, (ii) is neither an investment company other than a wholly-owned small business investment company nor an entity that would be an investment company but for certain statutory exemptions, and (iii) does not have any class of securities listed on a national securities exchange with a market capitalization in excess of $250 million; or

b)	an issuer that satisfies the criteria set forth in clauses (a) (i) and (ii) above but not clause (a)(iii), so long as, at the time of purchase, we own at least 50% of (i) the greatest amount of equity securities of the issuer, including securities convertible into such securities and (ii) the greatest amount of certain debt securities of such issuer, held by us at any point in time during the period when such issuer was an eligible portfolio company, except that options, warrants, and similar securities which have by their terms expired and debt securities which have been converted, or repaid or prepaid in the ordinary course of business or incident to a public offering of securities of such issuer, shall not be considered to have been held by us, and we are one of the 20 largest holders of record of such issuer’s outstanding voting securities;

•

securities of an issuer described in clauses (a)(i) and (ii) above with respect to which we control (alone or together as a part of a group), we in fact exercise a controlling influence over such issuer’s management or policies and a person affiliated with us is on the issuer’s board of directors;

•	securities received in exchange for or distributed with respect to securities described above, or pursuant to the exercise of options, warrants or rights relating to such securities; and

•	cash, cash items, government securities, or high quality debt securities maturing in one year or less from the time of investment.

Under the 1940 Act, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC without consent of the holders of a majority of our outstanding voting securities. Since we made our BDC election, we have not made any substantial change in our structure or in the nature of our business.

To include certain securities above as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of the securities or offer to make significant managerial assistance available to the issuer of those securities, such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company or making loans to a portfolio company. We make significant managerial assistance available to each of our portfolio companies.

Leverage

The 1940 Act permits us, as a BDC, to issue senior debt securities and preferred stock (collectively, “Senior Securities”) in amounts such that our asset coverage is at least 200% after each issuance of Senior Securities, or equal to or greater than our asset coverage prior to such issuance. Asset coverage is defined in the 1940

Act as the ratio which the value of the total assets, less all liabilities and indebtedness not represented by Senior Securities, bears to the aggregate amount of Senior Securities representing indebtedness. Such indebtedness may also be incurred for the purpose of effecting share repurchases. As a result, we are exposed to the risks of leverage. Although we have no current intention to do so, we have retained the right to issue preferred stock. As permitted by the 1940 Act, we may, in addition, borrow amounts up to 5% of our total assets for temporary purposes. As of June 30, 2010, our asset coverage was 206%.

Under the 1940 Act, if a BDC has any senior debt securities outstanding that were publicly issued, the BDC must make provision to prohibit the declaration of any dividend (except a dividend payable in the stock of the BDC) if its asset coverage is below certain thresholds at the time of the distribution after deducting the amount of such dividend. However, we have received guidance from the staff of the SEC that notwithstanding this provision of the 1940 Act, we are able to declare and pay dividends pursuant to the revenue procedure issued by the IRS. See “Business—Regulated Investment Company Requirements.”

Issuance of Stock

We are generally not able to issue and sell our common stock at a price below our NAV per share, exclusive of any distributing commission or discount except (a) in connection with a rights offering to our existing shareholders, (b) with the consent of the majority of our common shareholders or (c) under such circumstances as the SEC may permit. If we sell our common stock at a price below the current NAV per share of our common stock, or sell warrants options or rights to acquire our common stock at a price below the current NAV per share of our common stock, our Board of Directors must determine that such a sale is in our best interests.

On February 19, 2009, our shareholders approved a proposal to authorize us to sell shares of our common stock at prices below our NAV per share in one or more offerings subject to certain limitations, including the prior approval of our Board of Directors. The authorization was effective for the twelve month period that expired on February 19, 2010 and the number of shares that could be issued below our NAV per share was limited to (i) the number of shares of our common stock issued for the acquisition of the ordinary shares of European Capital and (ii) a maximum of an additional 42.8 million shares of common stock, which was 20% of the number of shares outstanding as of the record date for shareholder vote of the proposal, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations. As a result of the shareholder distribution on August 7, 2009, which consisted of $24 million in cash and 67 million shares of common stock, the number of shares of common stock that could be issued below NAV per share was increased to approximately 55.6 million shares. In March 2009 we issued 11.5 million shares of our common stock in connection with the European Capital acquisition. On February 12, 2010, our shareholders approved a proposal to authorize us to sell shares of our common stock at prices below our NAV per share in one or more offerings subject to certain limitations, including the prior approval of our Board of Directors, for a twelve month period starting on February 19, 2010 and expiring on February 12, 2011. The number of shares that may be issued below our NAV per share is limited to 58,324,930 shares of common stock, which was 20% of the number of shares outstanding as of the record date for shareholder vote of the proposal, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations. On April 22, 2010, we issued and sold 58,300,000 shares of common stock to certain institutional investors pursuant to such authorization.

Regulated Investment Company Requirements

We operate so as to qualify as a RIC under Subchapter M of the Code. If we qualify as a RIC and annually distribute to our shareholders in a timely manner at least 90% of our investment company taxable ordinary income, we will not be subject to federal income tax on the portion of our taxable ordinary income and long-term capital gains we distribute to our shareholders. Taxable income generally differs from net income as defined by accounting principles generally accepted in the United States (“GAAP”) due to temporary and permanent timing differences in the recognition of income and expenses, returns of capital and net unrealized appreciation or depreciation of investments.

Generally, in order to maintain our status as a RIC, we must: a) continue to qualify as a BDC; b) distribute to our shareholders in a timely manner, at least 90% of our investment company taxable ordinary income, as defined by the Code; c) derive in each taxable year at least 90% of our gross investment company income from dividends, interest, payments with respect to securities loans, gains from the sale of stock or other securities or other income derived with respect to our business of investing in such stock or securities as defined by the Code; and d) meet investment diversification requirements. The diversification requirements generally require us at the end of each quarter of the taxable year to have (i) at least 50% of the value of our assets consist of cash, cash items, government securities, securities of other regulated investment companies and other securities if such other securities of any one issuer do not represent more than 5% of our assets and 10% of the outstanding voting securities of the issuer; and (ii) no more than 25% of the value of our assets invested in the securities of one issuer (other than U.S. government securities and securities of other RICs), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses.

If we fail to satisfy the 90% distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in such year on all of our taxable income, regardless of whether we make any distribution to our shareholders. In addition, in that case, all of our distributions to our shareholders will be characterized as ordinary income (to the extent of our current and accumulated earnings and profits). We have distributed and currently intend to distribute sufficient dividends to eliminate our investment company taxable income.

On January 7, 2009, the IRS issued Revenue Procedure 2009-15, which temporarily allows a RIC to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as a dividend if (i) the stock is publicly traded on an established securities market, (ii) the distribution is declared with respect to a taxable year ending on or before December 31, 2009 and (iii) each shareholder may elect to receive his entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash. On December 23, 2009, the IRS issued Revenue Procedure 2010-12, which extends under similar terms the temporary guidance provided by Revenue Procedure 2009-15. This new guidance applies to distributions by a RIC of its own stock declared by December 31, 2012 with respect to RIC distribution requirements for taxable years ending on or before December 31, 2011.

In addition, with respect to each calendar year, if we distribute or have treated as having distributed (including amounts retained but designated as deemed distributed) in a timely manner 98% of our capital gain income for each one-year period ending on October 31, and distribute 98% of our investment company ordinary income for such calendar year (as well as any ordinary income not distributed in prior years), we will not be subject to the 4% nondeductible federal excise tax imposed with respect to certain undistributed income of RICs. We may elect to not distribute all of our investment company taxable income and pay the excise tax on the undistributed amount. Any such undistributed income is carried over into the next year as taxable income subject to the minimum distribution requirements for that year.

Investment Objectives

Our primary business objectives are to increase our taxable income, net realized earnings and NAV by investing in senior debt, subordinated debt and equity securities of private companies, early and late stage technology companies, companies in special situations, alternative asset funds managed by us and Structured Products with attractive current yields and/or potential for equity appreciation and realized gains. Our investment objectives provide that:

•

We will at all times conduct our business so as to retain our status as a BDC. In order to retain that status, we may not acquire any assets (other than non-investment assets necessary and appropriate to our operations as a BDC) if after giving effect to such acquisition the value of our qualifying assets amounts to less than 70% of the value of our total assets. For a summary definition of qualifying assets, see “Business Development Company Requirements.” We believe most of the securities we will acquire (provided that we control, or through our officers or other participants in the financing transaction, make significant managerial assistance available to the issuers of these securities), as well as temporary investments, will generally be qualifying assets. Securities of public companies with a market capitalization in excess of $250 million, on the other hand, are generally not qualifying assets unless they were acquired in a distribution, in exchange for or upon the exercise of a right relating to securities that were qualifying assets.

•

We may invest up to 100% of our assets in securities acquired directly from issuers in privately-negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. We may invest up to 50% of our assets to acquire securities of issuers for the purpose of acquiring control (up to 100% of the voting securities) of such issuers. We will not concentrate our investments in any particular industry or group of industries. Therefore, we will not acquire any securities (except upon the exercise of a right related to previously acquired securities) if, as a result, 25% or more of the value of our total assets consists of securities of companies in the same industry.

•

We may issue senior securities to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary or emergency purposes. As a BDC, we may issue senior securities up to an amount so that the asset coverage, as defined in the 1940 Act, is at least 200% immediately after each issuance of senior securities, or equal to or greater than our asset coverage prior to such issuance.

•

We generally will not (a) act as an underwriter of securities of other issuers (except to the extent that we may (i) be deemed an “underwriter” of securities purchased by us that must be registered under the Securities Act before they may be offered or sold to the public or (ii) underwrite securities to be distributed to or purchased by our shareholders in connection with offerings of securities by companies in which we are a shareholder); (b) sell securities short (except with regard to managing risks associated with publicly traded securities issued by portfolio companies); (c) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); (d) write or buy put or call options (except (i) to the extent of warrants or conversion privileges in connection with our acquisition financing or other investments, and rights to require the issuers of such investments or their affiliates to repurchase them under certain circumstances, or (ii) with regard to managing risks associated with publicly traded securities issued by portfolio companies); (e) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed loan or investment situations); or (f) acquire more than 3% of the voting stock of, or invest more than 5% of our total assets in any securities issued by, any other investment company (as defined in the 1940 Act), except as they may be acquired as part of a merger, consolidation or acquisition of assets. With regard to that portion of our investments in securities issued by other investment companies it should be noted that such investments may subject our shareholders to additional expenses.

The percentage restrictions set forth above, other than the restriction pertaining to the issuance of senior securities, as well as those contained elsewhere herein, apply at the time a transaction is effected, and a subsequent change in a percentage resulting from market fluctuations or any cause other than an action by us will not require us to dispose of portfolio securities or to take other action to satisfy the percentage restriction.

The above investment objectives have been set by our Board of Directors and do not require shareholder consent to be changed.

Investment Advisor

We have no investment advisor and are internally managed by our executive officers under the supervision of our Board of Directors.

Legal Proceedings

As previously reported in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, we and certain of our executive officers are defendants in a purported class action lawsuit in the United States District Court for the District of Maryland styled as Klugmann v. American Capital, Ltd., et al. The lawsuit was filed on behalf of the purchasers of our common stock between October 31, 2007 and November 7, 2008, and alleges violations of Sections 10(b) and 20A of the Exchange Act and Rule 10b-5 promulgated thereunder, violations of Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, and in the case of the individual defendants, the control person provisions of the Exchange Act. The factual assertions in the complaint consist primarily of the allegation that the defendants made incorrect statements related to our dividend policy and our revision of that policy to suspend dividends for the fourth quarter of 2008. The complaint seeks unspecified damages, costs and expenses. On June 14, 2010, the court denied the defendants’ motion to dismiss the matter, without prejudice. We intend to contest the matter vigorously.

Except as described above, neither we, nor any of our consolidated subsidiaries, are currently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us or any consolidated subsidiary, other than routine litigation and administrative proceedings arising in the ordinary course of business. Such proceedings are not expected to have a material adverse effect on our business, financial condition, or results of operations.

SENIOR SECURITIES

Information about our Senior Securities is shown in the following tables as of December 31 for the periods indicated in the table, unless otherwise noted. The “–” indicates information which the SEC expressly does not require to be disclosed for certain types of Senior Securities. Ernst & Young LLP’s report on the Senior Securities table as of December 31, 2009, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(a)	Asset Coverage Per Unit (b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit (d)
Asset Securitizations
1999	$—	$—	$—	N/A
2000	87	3,868	—	N/A
2001	103	3,549	—	N/A
2002	364	2,109	—	N/A
2003	724	2,400	—	N/A
2004	742	2,200	—	N/A
2005	1,233	2,175	—	N/A
2006	1,676	2,106	—	N/A
2007	2,416	2,335	—	N/A
2008	2,099	1,713	—	N/A
2009	1,792	1,562	—	N/A

Revolving Debt-Funding Facilities
1999	$79	$4,969	$—	N/A
2000	68	3,868	—	N/A
2001	148	3,549	—	N/A
2002	256	2,109	—	N/A
2003	116	2,400	—	N/A
2004	623	2,200	—	N/A
2005	755	2,175	—	N/A
2006	1,562	2,106	—	N/A
2007	1,466	2,335	—	N/A
2008	1,389	1,713	—	N/A
2009	1,388	1,562	—	N/A

Unsecured Private Notes
1999	$—	$—	$—	N/A
2000	—	—	—	N/A
2001	—	—	—	N/A
2002	—	—	—	N/A
2003	—	—	—	N/A
2004	167	2,200	—	N/A
2005	369	2,175	—	N/A
2006	392	2,106	—	N/A
2007	395	2,335	—	N/A
2008	392	1,713	—	N/A
2009	414	1,562	—	N/A

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(a)	Asset Coverage Per Unit (b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit (d)
Unsecured Public Notes
1999	$—	$—	$—	N/A
2000	—	—	—	N/A
2001	—	—	—	N/A
2002	—	—	—	N/A
2003	—	—	—	N/A
2004	—	—	—	N/A
2005	—	—	—	N/A
2006	—	—	—	N/A
2007	547	2,335	—	495
2008	548	1,713	—	232
2009	548	1,562	—	520

Other Short-term Secured Financing
1999	$—	$—	$—	N/A
2000	—	—	—	N/A
2001	—	—	—	N/A
2002	—	—	—	N/A
2003	—	—	—	N/A
2004	29	2,200	—	N/A
2005	110	2,175	—	N/A
2006	296	2,106	—	N/A
2007	—	—	—	N/A
2008	—	—	—	N/A
2009	—	—	—	N/A

(a)	Total amount of each class of Senior Securities outstanding at the end of the period presented. Total amount of each class of Senior Securities outstanding is expressed in terms of dollar amounts per $1,000,000 of indebtedness.
(b)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.
(c)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(d)	Not applicable, except for publicly issued unsecured notes payable, as other senior securities are not registered for public trading. The average market value of the publicly issued unsecured notes payable was based on actual pricing data obtained from third-party sources.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2009 (dollars in millions), regarding each portfolio company in which we currently have a debt or equity investment. All such debt and equity investments have been made in accordance with our investment policies and procedures.

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
ACAS CLO 2007-1, Ltd. 2 Bethesda Metro Center Suite 1400 Bethesda, MD 20814	Diversified Financial Services	Secured Notes		$8.5	$8.4	$4.0
		Subordinated Notes		25.9	21.5	13.4

					29.9	17.4

ACAS CRE CDO 2007-1, Ltd.	Real Estate	Class C through Class K Notes		345.5	170.5	0.5
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
ACAS Equity Holdings Corp.	Diversified Financial Services	Common Stock	589		14.8	1.4
2 Bethesda Metro Center
Suite 1400
Bethesda, MD 20814
ACAS Real Estate Holdings	Real Estate	Subordinated Debt		3.9	3.5	3.9
Corporation 2 Bethesda Metro Center Suite 1400 Bethesda, MD 20814		Common Stock	100%		11.5	0.6

					15.0	4.5

ACAS Wachovia Investments, L.P.	Diversified Financial Services	Partnership Interest	90%		12.0	2.0
2 Bethesda Metro Center
Suite 1400
Bethesda, MD 20814
Affordable Care Holding Corp.	Health Care Providers & Services	Subordinated Debt		66.6	65.9	66.6
4990 Highway 70 West		Convertible Preferred Stock	70,752		91.0	99.4
Kinston, NC 28504		Common Stock	17,687,156		17.7	19.8

					174.6	185.8
Algoma Holding Company	Building Products	Subordinated Debt		15.2	15.1	14.9
1001 Perry Street
Algoma, WI 54201
American Acquisition, LLC	Capital Markets	Senior Debt		15.7	15.4	13.5
3300 S. Parker Road
Suite 500
Aurora, CO 80014
American Capital Agency Corp.	Real Estate Investment Trusts	Common Stock	2,500,100		50.0	66.4
2 Bethesda Metro Center
Suite 1400
Bethesda, MD 20814
American Capital, LLC 2 Bethesda Metro Center Suite 1400 Bethesda, MD 20814	Capital Markets	Senior Debt		7.4	7.3	7.5
		Common Membership interest	100%		82.0	41.6

					89.3	49.1

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
American Driveline Systems, Inc.	Diversified Consumer	Subordinated Debt		42.3	41.9	42.3
201 Gibraltar Rd.	Services	Redeemable Preferred Stock	403,357		32.1	47.8
Suite 150		Common Stock	128,681		10.7	1.4
Horsham, PA 19044		Common Stock Warrants	204,663		17.3	2.2

					102.0	93.7
AmWins Group, Inc.	Insurance	Senior Debt		18.5	18.6	12.1
4064 Colony Road
Suite 450
Charlotte, NC 28211
Anchor Drilling Fluids USA, Inc. 2431 E. 61st Street Suite 710 Tulsa, OK 74136	Energy Equipment &	Senior Debt		7.9	7.8	6.3
	Services	Subordinated Debt		5.2	5.0	—

					12.8	6.3

Aptara, Inc.	IT Services	Senior Debt		3.0	3.0	3.0
3110 Fairview Park Drive		Subordinated Debt		58.0	57.8	60.0
Suite 900		Redeemable Preferred Stock	15,107		14.1	21.0
Falls Church, VA 22042		Convertible Preferred Stock	2,549,410		8.7	—
		Preferred Stock Warrants	230,681		1.0	—

					84.6	84.0
Ares IIIR/IVR CLO Ltd.	Diversified Financial Services	Subordinated Notes		20.0	18.3	7.2
1999 Avenue of the Stars
Suite 900
Los Angeles, CA 90067
Ares VIII CLO, Ltd.	Diversified Financial Services	Preference Shares	6,241		4.7	1.4
280 Park Avenue
New York, NY 10017
Aspect Software	IT Services	Senior Debt		20.0	19.9	16.6
90 Hudson Street
Mailstop: JCY05-0199
Jersey City, NJ 07302
Avalon Capital Ltd. 3	Diversified Financial	Preferred Securities	13,796		5.2	4.1
The Bank of New York Mellon, as Trustee	Services
600 Travis Street, 10th Floor
Houston, TX 77002
Avalon Laboratories Holding Corp. 2610 E. Homestead Place	Health Care Equipment & Supplies	Senior Debt Subordinated Debt		17.7 22.9	17.6 21.7	17.7 20.6
Rancho Dominguez, CA 90220		Convertible Preferred Stock	148,742		24.3	—
		Common Stock	7,829		1.3	—

					64.9	38.3
Avanti Park Place LLC	Real Estate	Senior Debt		5.7	5.8	5.8
C/O Comidor Property Services
1702 E. Highland Avenue
Suite 210
Phoenix, AZ 85016
Babson CLO Ltd. 2006-II	Diversified Financial Services	Income Notes		15.0	14.4	8.8
201 South College Street
Suite 2400
Charlotte, NC 28244
BALLYROCK CLO 2006-2 LTD. Exchange Place	Diversified Financial Services	Deferrable Notes		2.0	1.6	1.0
Boston, MA 02109

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Banc of America LaSalle Bank as trustee 135 S. LaSalle Street Suite 1625 Chicago, IL 60603	Real Estate	Commercial Mortgage Pass-Through Certificates		12.4	4.8	1.3

BBB Industries, LLC	Auto Components	Senior Debt		21.2	21.2	15.9
14A Section B, Brookley Industrial Complex
Mobile, AL 36615
Berry-Hill Galleries, Inc.	Distributors	Senior Debt		7.9	7.9	7.9
11 East 70th Street
New York, NY 10021
Blue Wolf Capital Fund II, L.P.	Capital Markets	Limited Partnership Interest			2.5	2.5
48 Wall Street, 31st Floor
New York, NY 10005
CAMP Systems International, Inc.	Air Freight & Logistics	Senior Debt		30.0	29.8	20.6
LI MacArthur Airport
999 Marconi Avenue
Ronkonkoma, NY 11779-7299
Capital.com, Inc. 2 Bethesda Metro Center Suite 1400 Bethesda, MD 20814	Diversified Financial Services	Common Stock	8,500,100		0.9	—

Carestream Health, Inc. 343 State Street Rochester, NY 14650-0948	Health Care Equipment & Supplies	Senior Debt		15.0	15.0	11.6

CD 2007-CD4 Commercial Mortgage Trust	Real Estate	Commercial Mortgage Pass-Through Certificates		14.0	8.9	—
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
CD 2007-CD5 Mortgage Trust Wells Fargo, as Trustee 9062 Old Annapolis Rd. Columbia, MD 21045	Real Estate	Commercial Mortgage Pass-Through Certificates		14.8	10.5	1.8

Cent CDO 12 Limited 100 N. Sepulveda Blvd. Suite 650 El Segundo, CA 90245	Diversified Financial Services	Income Notes		26.4	19.9	14.0

Centurion CDO 8 Limited 100 N. Sepulveda Blvd. Suite 650 El Segundo, CA 90245	Diversified Financial Services	Subordinated Notes		5.0	3.1	2.2

CH Holding Corp. 111 Kayaker Way	Leisure Equipment & Products	Senior Debt Redeemable Preferred Stock	21,215	16.2	13.0 42.7	13.7 —

Easley, SC 29642					55.7	13.7

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Champlain CLO	Diversified Financial	Preferred Securities	1,000,000		0.7	0.3
The Bank of New York Mellon, as Trustee	Services
600 Travis Street, 10th Floor
Houston, TX 77002
CIBT Travel Solutions, Inc.	Commercial Services	Senior Debt		49.8	49.4	49.9
8280 Greensboro Drive	& Supplies	Subordinated Debt		54.6	54.2	54.6
Suite 500		Redeemable Preferred Stock	15,000		17.6	17.7
McLean, VA 22102		Convertible Preferred Stock	776,800		77.7	14.2
		Common Stock	194,200		19.4	—

					218.3	136.4
Cinelease, Inc. 2040 N. Lincoln Street Burbank, CA 91504	Electronic Equipment,	Senior Debt		58.3	58.0	48.4
	Instruments &	Common Stock	583		0.5	—
	Components
					58.5	48.4
Citigroup Commercial Mortgage Securities Trust 2007-C6	Real Estate	Commercial Mortgage Pass-Through Certificates		112.5	82.9	10.9
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
CMX Inc.	Construction &	Senior Debt		19.3	19.2	16.1
200 State Highway Nine	Engineering
P.O. Box 900
Manalapan, NJ 07726-0900
COBALT CMBS Commercial Mortgage Trust 2007-C3	Real Estate	Commercial Mortgage Pass-Through Certificates		11.1	8.6	0.7
Wells Fargo Bank, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
CoLTs 2005-1 Ltd.	Diversified Financial	Preference Shares	360		6.7	2.2
Walkers SPV Limited, Walker House	Services
P.O. Box 908 GT, Mary Street
George Town, Grand Cayman
CoLTs 2005-1 Ltd.	Diversified Financial	Preference Shares	34,170,000		24.5	9.7
Walkers SPV Limited, Walker House	Services
P.O. Box 908 GT, Mary Street
George Town, Grand Cayman
Comfort Co., Inc. 187 Route 36 Suite 101 West Long Branch, NJ 07764	Household Durables	Senior Debt		12.1	11.1	8.7
		Common Stock	110,365		11.8	—

					22.9	8.7

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Compusearch Holdings Company, Inc. 22685 Holiday Park Drive Suite 40 Dulles, VA 20166	Software	Subordinated Debt		12.6	12.5	12.6
		Convertible Preferred Stock	23,342		0.9	2.7

					13.4	15.3

Contec LLC	Household Durables	Subordinated Debt		135.0	133.8	114.6
1011 State Street
Schenectady, NY 12307
Contour Semiconductor, Inc. 101 Billerica Avenue Building 5 N. Billerica, MA 01862	Semiconductors & Semiconductor Equipment	Convertible Preferred Stock	11,532,842		12.4	19.6
Core Financial Holdings, LLC 8080 North Central Expressway Suite 800 Dallas, TX 75206	Diversified Financial	Subordinated Debt		37.8	37.5	37.5
	Services	Common Stock	57,940,360		54.4	23.7

					91.9	61.2

Countrywide Commercial Mortgage Trust 2007-MF1	Real Estate	Commercial Mortgage Pass-Through Certificates		12.8	8.7	1.0
LaSalle Bank, as trustee
135 S. LaSalle Street
Suite 1625
Chicago, IL 60603
Credit Suisse Commercial Mortgage Trust 2007-C3	Real Estate	Commercial Mortgage Pass-Through Certificates		13.2	10.7	—
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Credit Suisse Commercial Mortgage Trust Series 2007-C4	Real Estate	Commercial Mortgage Pass-Through Certificates		20.8	12.6	5.4
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Creditcards.com, Inc.	Internet Software &	Senior Debt		79.9	79.5	79.9
8920 Business Park Dr.	Services	Subordinated Debt		15.5	15.4	15.5
Suite 350		Redeemable Preferred Stock	257,510		53.6	11.8
Austin, TX 78759		Common Stock	176,430,690		2.5	—

					151.0	107.2
CREST Exeter Street Solar 2004-2	Diversified Financial	Preferred Securities	3,089,177		2.9	0.9
c/o Walkers SPV Limited, Walker House	Services
P.O. Box 908GT, Mary Street
George Town, Grand Cayman
Delsey Holding 215 Avenue des Nations	Textiles, Apparel & Luxury Goods	Senior Debt		20.5	20.5	15.0
Roissey CDG Cedex 95970
France

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
DelStar, Inc.	Building Products	Subordinated Debt		19.1	19.0	19.1
601 Industrial Drive		Redeemable Preferred Stock	26,613		19.4	36.7
Middletown, DE 19709		Convertible Preferred Stock	29,569		3.0	—
		Common Stock Warrants	89,020		16.9	—

					58.3	55.8
Direct Marketing International LLC	Media	Subordinated Debt		30.3	30.1	26.8
425 North Iris Street
Mt. Pleasant, IA 52641
Dyno Holding Corp.	Auto Components	Senior Debt		41.6	41.3	41.6
2191 Mendenhall Drive		Subordinated Debt		27.0	25.6	9.9
Suite 105		Convertible Preferred Stock	389,759		40.5	—
North Las Vegas, NV 89081		Common Stock	97,440		10.1	—

					117.5	51.5
Easton Bell Sports LLC	Leisure Equipment &	Redeemable Preferred Stock	1,171		1.3	1.3
669 Sugar Lane Elyria, OH 44035	Products	Common Units	3,830,068		0.7	2.0

					2.0	3.3
Eaton Vance CDO X PLC	Diversified Financial	Secured Subordinated Income		15.0	13.9	4.7
255 State Street	Services	Notes
Boston, MA 02109
ECA Acquisition Holdings, Inc.	Health Care Equipment &	Subordinated Debt		13.5	13.3	13.5
1107 Tourmaline Drive Newbury Park, CA 91320	Supplies	Common Stock	583		11.1	12.8

					24.4	26.3
Egenera, Inc.	Computers &	Subordinated Debt		3.9	3.7	2.5
165 Forest Street	Peripherals	Redeemable Preferred Stock	523,040		0.4	—
Marlboro, MA 01752		Common Stock	8,046,865		25.0	—

					29.1	2.5
eLynx Holdings, Inc.	IT Services	Senior Debt		9.6	9.6	9.7
7870 East Kemper Road		Subordinated Debt		16.1	14.0	8.3
Suite 200		Redeemable Preferred Stock	21,113		8.9	—
Cincinnati, OH 45249		Convertible Preferred Stock	7,929		6.0	—
		Common Stock	11,261		1.1	—
		Common Stock Warrants	1,078,792		13.1	—

					52.7	18.0
Endeavor Fund I, LP	Thrifts & Mortgage	Partnership Interest	100%		18.2	17.0
2 Bethesda Metro Center	Finance
Suite 1400
Bethesda, MD 20814
Essex Park CDO Ltd.	Diversified Financial	Preferred Securities	5,750,000		2.1	1.8
The Bank of New York Mellon, as Trustee	Services
600 Travis Street
16th Floor
Houston, TX 77002
ETG Holdings, Inc.	Containers &	Senior Debt		15.6	11.6	—
P.O. Box 487 Greenville, SC 29602	Packaging	Convertible Preferred Stock	233,201		11.4	—

					23.0	—

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
European Capital Limited	Diversified Financial	Subordinated Debt		25.3	25.0	25.8
25 Bedford Street London WC2E 9ES England	Services	Ordinary Shares	431,895,528		1,267.3	243.1

					1,292.3	268.9

European Touch, LTD. II	Leisure Equipment & Products	Senior Debt		0.4	0.3	0.4
8301 Westparkland Court		Subordinated Debt		18.9	13.5	1.8
Milwaukee, WI 53223		Redeemable Preferred Stock	263		0.3	—
		Common Stock	1,688		0.9	—
		Common Stock Warrants	7,105		3.7	—

					18.7	2.2
EXPL Pipeline Holdings LLC	Oil, Gas & Consumable Fuels	Senior Debt		43.9	43.6	43.9
2 Bethesda Metro Center Suite 1400 Bethesda, MD 20814		Common Membership Units	58,297		44.5	12.1

					88.1	56.0

FAMS Acquisition, Inc.	Diversified Financial Services	Subordinated Debt		26.7	24.8	16.2
2859 Paces Ferry Road		Redeemable Preferred Stock	919		0.9	—
Suite 510 Atlanta, GA 30339		Convertible Preferred Stock	861,364		20.9	—

					46.6	16.2
FCC Holdings, LLC	Commercial Banks	Subordinated Debt		75.0	74.6	67.7
3520 N.W. 58th Street
Oklahoma City, OK 73112
Flagship CLO V	Diversified Financial Services	Deferrable Notes		1.7	1.3	0.6
Maples Finance Limited P.O. Box 1093GT, Queensgate House South Church Street Grand Cayman		Subordinated Securities	15,000		12.1	7.7

					13.4	8.3

Ford Motor Company	Automobiles	Senior Debt		21.2	20.6	18.3
1 American Road
Dearborn, MI 48126
Formed Fiber Technologies, Inc.	Auto Components	Common Stock	31,250		8.1	0.5
125 Allied Road
P.O. Box 1300
Auburn, ME 04211-1300
Fosbel Global Services (LUXCO)	Commercial Services &	Subordinated Debt		45.2	38.5	29.2
S.C.A.	Supplies	Redeemable Preferred Stock	18,449,456		18.5	—
C/O Fosbel Europe GMBH		Convertible Preferred Stock	1,519,368		3.0	—
Barentstrasse 15 D-53881 Euskirchen Germany		Common Stock	108,526		0.2	—

					60.2	29.2
Fountainhead Estate Holding Corp.	Internet Software & Services	Senior Debt		21.0	21.0	21.0
503 Imperial Road North		Redeemable Preferred Stock	115,538		15.5	15.5
Guelph, ONT N1H 6T9 Canada		Convertible Preferred Stock	59,250		59.2	16.9

					95.7	53.4
FPI Holding Corporation	Food Products	Senior Debt		31.4	30.5	13.1
38773 Road 48		Subordinated Debt		23.2	17.3	—
Dinuba, CA 93618		Redeemable Preferred Stock	4,469		39.1	—
		Convertible Preferred Stock	21,715		23.3	—
		Common Stock	5,429		5.8	—

					116.0	13.1

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
FreeConferenceroom.com, Inc. 1800 N. Vine St. Suite 222 Los Angeles, CA 90028	Diversified	Senior Debt		11.9	11.8	11.9
	Telecommunication	Subordinated Debt		10.4	10.3	10.4
	Services	Redeemable Preferred Stock	14,042,095		12.8	4.0
		Common Stock	6,088,229		2.3	—

					37.2	26.3
Future Food, Inc. 1420 Valwood Parkway Suite 164 Carrollton, TX 75006	Food Products	Senior Debt		17.1	17.1	13.5
		Common Stock	64,917		13.0	—
		Common Stock Warrants	6,500		1.3	—

					31.4	13.5
FutureLogic, Inc.	Computers & Peripherals	Senior Debt		40.0	39.8	40.0
425 E. Colorado Street		Subordinated Debt		44.2	39.4	39.4
Suite 100		Redeemable Preferred Stock	583,000		0.6	—
Glendale, CA 91205		Common Stock	129,514		15.6	—

					95.4	79.4
FV Holdings Corporation	Food Products	Subordinated Debt		23.7	23.7	23.7
12604 Hiddencreek Way		Convertible Preferred Stock	292,000		14.3	20.9
Suite A Cerritos, CA 90703		Common Stock	125,000		6.1	8.9

					44.1	53.5
Galaxy III CLO, Ltd.	Diversified Financial	Subordinated Notes		4.0	2.5	0.3
1 Sun America Center	Services
37th Floor
Los Angeles, CA 90067
GE Commercial Mortgage Corporation, Series 2007-C1	Real Estate	Commercial Mortgage Pass- Through Certificates		37.0	31.2	2.6
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Genband Inc.	Communications	Common Stock	3,407,419		14.7	0.2
101 Orchard Ridge Drive	Equipment
Suite 300
Gaithersburg, MD 20878
Golden Key US LLC	Diversified Financial	Commercial Paper		7.3	7.3	3.9
101 Barclay Street	Services
New York, NY 10286
Group Montana, Inc.	Textiles, Apparel &	Senior Debt		21.3	20.6	19.6
#1 Sterling Lane	Luxury Goods	Subordinated Debt		12.3	6.8	—
P.O. Box 839		Convertible Preferred Stock	4,000		1.0	—
Columbus, MT 59019		Common Membership Interest	2.5%		0.7	—

					29.1	19.6
GS Mortgage Securities Trust 2006-GG10	Real Estate	Commercial Mortgage Pass-Through Certificates		63.7	52.7	—
Wells Fargo Bank, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Halex Holdings Corp. 750 S. Reservoir St. Pomona, CA 91766-3815	Construction	Senior Debt		11.0	9.8	6.8
	Materials	Redeemable Preferred Stock	23,504,546		30.6	—

					40.4	6.8
HALT Medical, Inc.	Health Care Equipment	Convertible Preferred Stock	5,592,367		8.9	9.6
592 Rosso Court	& Supplies
Pleasanton, CA 94566

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Hartstrings Holdings Corp.	Textiles, Apparel &	Senior Debt		9.3	9.3	6.6
270 E. Conestoga Rd.	Luxury Goods	Convertible Preferred Stock	10,196		2.9	—
Strafford, PA 19087		Common Stock	14,250		4.8	—

					17.0	6.6
HMSC Corporation	Insurance	Senior Debt		3.4	3.4	1.2
3715 Northside Parkway
NW Building 200
Suite 800
Atlanta, GA 30327
Hopkins Manufacturing Corporation	Auto Components	Subordinated Debt		39.0	38.8	38.4
428 Peyton Street Emporia, KS 66801		Redeemable Preferred Stock	2,915		7.0	6.8

					45.8	45.2
IEE Holding 1 S.A.	Auto Components	Common Stock	250,000		4.5	—
11 Rue Edmond Reuter
L-5326 Contern
Germany
Infiltrator Systems, Inc.	Building Products	Senior Debt		39.5	39.1	38.5
6 Business Park Road
P.O. Box 768
Old Saybrook, CT 06475
Innova Holdings, Inc.	Software	Senior Debt		11.5	11.4	11.5
8383 N. Sam Houston Parkway West		Subordinated Debt		18.2	18.0	18.2
Houston, TX 77064		Convertible Preferred Stock	14,283		23.3	28.9

					52.7	58.6
Inovis International, Inc.	Software	Senior Debt		89.2	89.0	89.0
11720 Amber Park Drive
Suite 400
Alpharetta, GA 30009
Intergraph Corporation	Software	Senior Debt		3.0	3.0	2.8
One Madison Industrial Park
IW 2000
Huntsville, AL 35894
IS Holdings I, Inc.	Software	Senior Debt		20.0	19.9	18.2
17911 Von Karman Avenue		Redeemable Preferred Stock	1,297		1.7	1.9
Irvine, CA 92614		Common Stock	1,165,930		—	6.4

					21.6	26.5
iTradeNetwork, Inc.	IT Services	Senior Debt		25.0	24.8	25.0
5959 West Las Positas Road
Pleasanton, CA 94588
J.P. Morgan Chase Commercial Mortgage Securities Trust 2007-LDP11	Real Estate	Commercial Mortgage Pass-Through Certificates		87.2	55.8	1.3
LaSalle Bank, as Trustee
135 S. LaSalle St.
Suite 1625
Chicago, IL 60603
JHCI Acquisition, Inc.	Air Freight &	Senior Debt		19.0	19.1	12.1
P.O. Box 224	Logistics
Des Moines, IA 50301
Jones Stephens Corp.	Building Products	Subordinated Debt		23.5	22.1	13.2
3249 Moody Parkway
P.O. Box 580
Moody, AL 35004

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
J-Pac, LLC 25 Centre Road	Health Care Equipment & Supplies	Senior Debt		15.0	14.8	4.3
		Subordinated Debt		11.6	8.7	—
Somersworth, NH 03878-2927		Common Unit Warrants	500,000		0.2	—

					23.7	4.3
KIK Custom Products, Inc.	Household Products	Senior Debt		20.0	20.0	12.3
33 Macintosh Blvd
Concord, ON L4K 4L5
Canada
Kingway Inca Clymer Holdings, Inc.	Building Products	Subordinated Debt		2.1	—	1.1
P.O. Box 897		Redeemable Preferred Stock	13,709		9.2	—

501 E. Purnell					9.2	1.1
Lewisville, TX 75067-0897
LabelCorp Holdings, Inc. 13321 California Street	Paper & Forest Products	Senior Debt		2.5	2.2	2.3
		Subordinated Debt		44.5	44.2	39.2

Suite 400					46.4	41.5
Omaha, NE 68154
LB-UBS Commercial Mortgage Trust 2007-C6 LaSalle Bank, as Trustee 135 S. LaSalle Street Suite 1625 Chicago, IL 60603	Real Estate	Commercial Mortgage Pass-Through Certificates		36.6	22.9	4.7

LB-UBS Commercial Mortgage Trust 2008-C1 LaSalle Bank, as Trustee 135 S. LaSalle Street Suite 1625 Chicago, IL 60603	Real Estate	Commercial Mortgage Pass-Through Certificates		19.4	7.4	2.0

LCW Holdings, LLC	Real Estate	Senior Debt		32.2	31.4	30.3
3626 Long Beach Blvd.		Warrant	12.5%		0.9	3.5

Long Beach, CA 90807					32.3	33.8
Lifoam Holdings, Inc. 235 Schilling Circle	Leisure Equipment & Products	Senior Debt		19.1	19.1	19.1
		Subordinated Debt		39.8	39.7	39.8
Suite 111		Redeemable Preferred Stock	6,160		4.2	7.4
Hunt Valley, MD 21031		Convertible Preferred Stock	15,797		12.2	—
		Common Stock	14,000		1.4	—
		Common Stock Warrants	464,642		2.9	—

					79.5	66.3
LightPoint CLO IV, LTD 200 W. Monroe St.	Diversified Financial Services	Income Notes		6.7	6.8	1.5

Suite 1330
Chicago, IL 60606
LightPoint CLO VII, Ltd. 200 W. Monroe St. Suite 1330 Chicago, IL 60606	Diversified Financial Services	Subordinated Notes		9.0	7.5	3.8

LightPoint CLO VIII, Ltd. 200 W. Monroe St.	Diversified Financial Services	Deferrable Notes		7.0	6.4	3.7

Suite 1330
Chicago, IL 60606

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
LJVH Holdings Inc.	Beverages	Senior Debt		28.5	28.5	21.0
8300 19th Avenue
Montreal, QB H1Z 4J8
Canada
LLSC Holdings Corporation	Personal Products	Senior Debt		4.5	4.5	4.5
3500 Holly Lane North		Subordinated Debt		5.5	5.5	5.5
Suite 10 Plymouth, MN 55447		Convertible Preferred Stock	7,496		8.1	4.8

					18.1	14.8
LN Acquisition Corp.	Machinery	Senior Debt		21.5	21.6	14.4
One Lincoln Way
St. Louis, MO 63120
Logex Corporation	Road & Rail	Subordinated Debt		1.1	0.9	1.0
1100 Town & Country Road
Suite 850
Orange, CA 92868
LTM Enterprises, Inc.	Personal Products	Senior Debt		20.1	18.5	5.5
2089 West Neways Drive
Springville, UT 84663
LVI Holdings, LLC	Professional Services	Senior Debt		2.7	2.7	2.7
9501 Hillwood Drive Las Vegas, NV 89134		Subordinated Debt		12.1	10.2	11.0

					12.9	13.7
MagnaCare Holdings, Inc.	Health Care Providers	Subordinated Debt		14.3	14.2	14.2
825 East Gate Blvd.	& Services
Suite 200
Garden City, NY 11530
Mayport CLO Ltd.	Diversified Financial	Income Notes		14.0	12.7	4.9
840 Newport Center Drive	Services
Newport Beach, CA 92660
Medical Billing Holdings, Inc.	IT Services	Subordinated Debt		11.0	10.9	11.0
18000 Studebaker Road		Convertible Preferred Stock	13,199,000		13.2	10.0
4th Floor Cerritos, CA 90703		Common Stock	3,299,582		3.3	—

					27.4	21.0
Mirion Technologies	Electrical Equipment	Senior Debt		127.7	127.4	129.1
Bishop Ranch 8		Subordinated Debt		52.9	52.6	52.9
3000 Executive Parkway		Convertible Preferred Stock	435,724		54.6	104.1
Suite 518		Common Stock	24,503		2.8	3.6
San Ramon, CA 94583		Common Stock Warrants	222,156		18.5	31.8

					255.9	321.5
Mitchell International, Inc.	IT Services	Senior Debt		5.0	5.0	3.3
9889 Willow Creek Road
San Diego, CA 92131
ML-CFC Commercial Mortgage Trust 2007-6 LaSalle Bank, as Trustee 135 S. LaSalle St. Suite 1625 Chicago, IL 60603	Real Estate	Commercial Mortgage Pass-Through Certificates		9.8	3.3	0.2

ML-CFC Commercial Mortgage Trust 2007-8 LaSalle Bank, as Trustee 135 S. LaSalle St. Suite 1625 Chicago, IL 60603	Real Estate	Commercial Mortgage Pass-Through Certificates		32.8	20.0	3.6

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Montgomery Lane, LLC	Diversified Financial	Common Membership Units	100		8.6	4.9
2 Bethesda Metro Center	Services
Suite 1400
Bethesda, MD 20814
Montgomery Lane, LTD	Diversified Financial	Common Membership Units	50,000		6.9	0.5
c/o Walkers SPV Limited, Walker House	Services
P.O. Box 908GT, Mary Street
George Town, Grand Cayman
MW Acquisition Corporation	Health Care Providers &	Subordinated Debt		25.5	25.3	25.5
1655 N. Tegner	Services	Redeemable Preferred Stock	2,485		1.0	1.0
Wickenburg, AZ 85390		Convertible Preferred Stock	38,016		13.4	8.5

					39.7	35.0
Narus, Inc. 500 Logue Avenue	Internet Software & Services	Convertible Preferred Stock Preferred Stock Warrants	31,835,900		9.2	6.8
			9,567,232		0.1	2.2

Mountain View, CA 94043					9.3	9.0
National Processing Company Group, Inc.	IT Services	Senior Debt		53.0	52.8	43.6
20405 State Highway 249
Houston, TX 77070
NBD Holdings Corp.	Diversified Financial	Subordinated Debt		46.8	46.4	46.8
One Lovell Avenue	Services	Convertible Preferred Stock	84,174		11.3	11.3
Mill Valley, CA 94941		Common Stock	633,408		0.1	1.5

					57.8	59.6
NECCO Holdings, Inc. 135 American Legion Highway Revere, MA 02151-2405	Food Products	Senior Debt		4.4	4.4	4.4
		Common Stock	760,869		0.1	—

					4.5	4.4
NECCO Realty Investments, LLC	Real Estate	Senior Debt		40.0	39.3	40.0
135 American Legion Highway Revere, MA 02151-2405		Common Membership Units	7,000		4.9	8.0

					44.2	48.0
Net1 Las Colinas Manager, LLC	Real Estate	Senior Debt		4.5	4.6	3.9
c/o MidAtlantic Agency
7700 Congress Avenue
Suite 3106
Boca Raton, FL 33487
Nivel Holdings, LLC	Distributors	Senior Debt		61.6	61.1	58.6
3510-1 Port Jacksonville Pkwy.
Jacksonville, FL 32226
NYLIM Flatiron CLO 2006-1 LTD. Walkers SPV Limited, Walker House P.O. Box 908GT, Mary Street Georgetown, Grand Cayman	Diversified Financial Services	Subordinated Securities	10,000		7.6	5.2
Octagon Investment Partners VII, Ltd. U.S. Bank National Association, as Trustee One Federal Street 3rd Floor Boston, MA 02110	Diversified Financial Services	Preferred Securities	5,000,000		2.0	1.3
Orchard Brands Corporation	Internet & Catalog Retail	Senior Debt		332.9	291.8	171.9
30 Tozer Road Beverly, MA 01915		Subordinated Debt		66.4	49.9	—

					341.7	171.9

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Pan Am International Flight Academy, Inc.	Professional Services	Subordinated Debt Convertible Preferred Stock	8,234	33.4	25.0 8.2	14.2 —

P.O. Box 660920					33.2	14.2
Miami, FL 33266
PaR Systems, Inc.	Machinery	Senior Debt		4.1	3.9	3.4
707 County Road E West
Shoreview, MN 55216
Paradigm Precision Holdings, LLC	Aerospace & Defense	Subordinated Debt		125.4	110.7	57.8
404 W. Guadalupe Road		Common Membership Units	478,488		17.5	—

Tempe, AZ 85283					128.2	57.8
Parts Holding Coörperatief U.A	Distributors	Membership Entitlements	173,060		6.4	—
119—131 Avenue Rene Morin
Morangis Cedex 91427
France
PHC Sharp Holdings, Inc.	Commercial Services & Supplies	Senior Debt		16.9	16.8	12.5
2968 Randolph Ave.		Subordinated Debt		9.8	7.3	—
Costa Mesa, CA 92626		Common Stock	367,881		4.2	—

					28.3	12.5
PHI Acquisitions, Inc.	Internet & Catalog Retail	Senior Debt		10.2	10.2	10.3
222 Mill Road		Subordinated Debt		24.5	24.3	24.6
Chelmsford, MA 01824		Redeemable Preferred Stock	36,267		40.6	52.2
		Common Stock	40,295		3.9	3.0
		Common Stock Warrants	116,065		11.6	8.6

					90.6	98.7
Phillips & Temro Industries, Inc.	Auto Components	Senior Debt		24.1	24.1	24.1
9700 West 74th Street		Subordinated Debt		18.4	18.3	17.0

Eden Prairie, MN 55344					42.4	41.1
Primrose Holding Corporation	Diversified Consumer Services	Common Stock	4,213		2.7	3.3
3660 Cedarcrest Road
Acworth, GA 30101
Qioptiq S.A.R.L. 25 Avenue Pierre de Coubertin Cedex 13 75647 Paris France	Electronic Equipment, Instruments & Components	Subordinated Debt		30.9	30.7	29.3
Qualitor Component Holdings, LLC	Auto Components	Subordinated Debt		36.2	36.0	36.0
24800 Denso Drive		Redeemable Preferred Units	3,150,000		3.1	—
Suite 255		Common Units	350,000		0.4	—

Southfield, MI 48034					39.5	36.0
Radar Detection Holdings Corp.	Household Durables	Senior Debt		13.0	13.0	10.5
5440 West Chester Rd.		Common Stock	40,688		0.6	1.0

West Chester, OH 45069					13.6	11.5
Ranpak Acquisition Company	Containers &	Senior Debt		20.8	20.4	16.9
7990 Auburn Rd.	Packaging
Concord Township, OH 44077
RDR Holdings, Inc.	Household Durables	Subordinated Debt		98.1	97.4	98.1
4701 Old Shepard Place		Convertible Preferred Stock	1,541		165.6	56.7
Plano, TX 75093		Common Stock	15,414		1.6	—

					264.6	154.8

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Resort Funding Holdings, Inc.	Diversified Financial Services	Senior Debt		8.8	8.8	7.7
360 South Warren Street		Common Stock	583		20.5	—

6th Floor					29.3	7.7
Syracuse, NY 13202
Roadrunner Dawes, Inc.	Road & Rail	Subordinated Debt		20.5	20.4	20.5
4900 South Pennsylvania Ave.		Common Stock	7,000		7.0	0.9

Cudahy, WI 53110					27.4	21.4
Roark—Money Mailer, LLC	Media	Common Membership Units	3.5%		0.9	—
14271 Corporate Drive
Garden Grove, CA 92843
Sapphire Valley CDO I, Ltd.	Diversified Financial	Subordinated Notes		14.0	13.8	0.8
201 South College Street	Services
Suite 2400
Charlotte, NC 28244
Scanner Holdings Corporation	Computers &	Subordinated Debt		19.1	18.9	19.1
2750 Crestwood Boulevard	Peripherals	Convertible Preferred Stock	77,640,000		7.8	13.7
Birmingham, AL 35210		Common Stock	78,242		0.1	—

					26.8	32.8
Seroyal Holdings, L.P.	Pharmaceuticals	Redeemable Preferred Units	32,462		0.7	0.9
490 Elgin Mills Road East		Common Units	95,280		0.8	1.6
Richmond Hill, ON L4C0L8		Common Unit Warrants	41,661		0.1	0.1

Canada					1.6	2.6
Sixnet Holdings, LLC 331 Ushers Road P.O. Box 767 Clifton Park, NY 12065	Electronic Equipment, Instruments & Components	Senior Debt		37.3	37.1	36.2
		Membership Units	446		5.6	2.6

					42.7	38.8

Small Smiles Holding Company, LLC	Health Care Providers & Services	Senior Debt		12.1	8.1	6.1
618 Church Street		Subordinated Debt		77.2	70.6	—

Suite 520					78.7	6.1
Nashville, TN 37219
SMG Holdings, Inc.	Hotels, Restaurants &	Senior Debt		5.9	5.9	5.9
300 Conshohocken State Rd.	Leisure	Subordinated Debt		124.6	123.8	124.8
Suite 450		Convertible Preferred Stock	1,101,673		124.2	105.6
West Conshohocken, PA 19428		Common Stock	275,419		27.5	—

					281.4	236.3
Soil Safe Holdings, LLC	Professional Services	Senior Debt		40.8	40.5	38.4
6700 Alexander Bell Drive		Subordinated Debt		62.7	62.2	52.6

Suite 300					102.7	91.0
Columbia, MD 21046
Specialty Brands of America, Inc.	Food Products	Subordinated Debt		34.8	34.6	34.8
1400 Old Country Rd.		Redeemable Preferred Stock	122,017		9.3	15.0
Suite 103		Common Stock	128,175		2.3	12.1
Westbury, NY 11590		Common Stock Warrants	56,819		1.4	5.3

					47.6	67.2
SPL Acquisition Corp.	Pharmaceuticals	Senior Debt		58.5	57.9	58.5
700 East Main Street		Subordinated Debt		51.6	51.1	51.6
Waunakee, WI 53597-0158		Convertible Preferred Stock	84,043		40.8	31.1

					149.8	141.2
Spring Air International, LLC	Household Durables	Common Membership Units	49%		2.8	0.5
70 Everett Ave.
Chelsea, MA 02150

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
Swank Audio Visuals, L.L.C.	Commercial Services &	Senior Debt		48.0	47.6	15.8
639 E. Gravois Bluffs	Supplies
St. Louis, MO 63026
Tanenbaum-Harber Co. Holdings, Inc.	Insurance	Redeemable Preferred Stock	376		0.5	0.5
320 West 57th Street
New York, NY 10019
TestAmerica Environmental Services, LLC 4101 Shuffel Dr. North Canton, OH 44720	Commercial Services & Supplies	Senior Debt Preferred Units Preferred Unit Warrants	11,659,298 1,998,961	50.8	44.7 6.9 4.8	19.5 — —

					56.4	19.5
The Tensar Corporation 5883 Glenridge Dr. Suite 200 Atlanta, GA 30328-536	Construction & Engineering	Senior Debt		82.0	81.3	57.0
		Subordinated Debt		51.2	39.9	36.3

					121.2	93.3

ThreeSixty Sourcing, Inc.	Commercial Services & Supplies	Common Stock Warrants	35		4.1	—
19511 Pauling
Foothill Ranch, CA 92610-2619
TransFirst Holdings, Inc.	Distributors	Senior Debt		51.8	51.4	36.6
8117 Preston Road
Suite 205
Lockbox 29
Dallas, TX 75225
triVIN, Inc.	IT Services	Subordinated Debt		20.4	20.3	20.4
115 Poheganut Drive		Convertible Preferred Stock	247,000,000		28.9	24.4
Suite 201 Groton, CT 06430		Common Stock	6,319,923		6.3	—

					55.5	44.8
Tyden Caymen Holdings Corp. Walkers SPV Limited, Walker House P.O. Box 908GT, Mary Street George Town, Grand Cayman	Electronic Equipment, Instruments & Components	Common Stock	3,072,494		3.5	3.7
UFG Member, LLC 3425 East Vernon Ave. Los Angeles,CA 90058	Food Products	Subordinated Debt Common Stock		36.4	30.4	26.9
			937		64.7	—

					95.1	26.9
UFG Real Estate Holdings, LLC	Real Estate	Common Membership			—	0.9
2 Bethesda Metro Center
Suite 1400
Bethesda, MD 20814
Unique Fabricating Incorporated	Auto Components	Senior Debt		6.0	5.2	1.9
800 Standard Parkway		Redeemable Preferred Stock	301,556		7.9	—
Auburn Hills, MI 48326		Common Stock Warrants	6,862		0.2	—

					13.3	1.9
Unwired Holdings, Inc.	Household Durables	Senior Debt		13.0	9.2	9.7
245 Newtown Road Unit 200 Plainview, NY 11803		Redeemable Preferred Stock	14,630		14.6	—
		Common Stock	126,001		1.3	—

					25.1	9.7
Vitesse CLO, Ltd.	Diversified Financial Services	Preferred Securities	20,000,000		15.5	7.8
200 Park Avenue
Suite 2200
New York, NY 10166

Company	Industry	Investments	# of shares/ units owned	Principal	Cost	Fair Value
VP Acquisition Holdings, Inc. 3325 Timberline Road Fort Collins, CO 80525	Health Care Equipment & Supplies	Subordinated Debt		20.0	19.8	20.0
		Common Stock	19,780		24.7	37.4

					44.5	57.4
Wachovia Bank Commercial Mortgage Trust 2007-C31	Real Estate	Commercial Mortgage Pass-Through Certificates		20.0	11.9	2.9
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Wachovia Bank Commercial Mortgage Trust, Series 2007-C32	Real Estate	Commercial Mortgage Pass-Through Certificates		85.1	75.2	6.7
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Wachovia Bank Commercial Mortgage Trust, Series 2007-C34	Real Estate	Commercial Mortgage Pass-Through Certificates		70.3	43.4	6.0
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Wachovia Bank Commercial Trust 2006-C28	Real Estate	Commercial Mortgage Pass-Through Certificates		5.0	3.1	0.4
Wells Fargo, as Trustee
9062 Old Annapolis Rd.
Columbia, MD 21045
Warner Power, LLC	Electrical Equipment	Subordinated Debt		5.0	5.0	1.7
40 Depot Street Warner, NH 03278		Redeemable Preferred Membership Units Common Membership Units	3,796,269 27,400		3.0	—
					1.9	—

					9.9	1.7
WFS Holding, Inc.	Software	Convertible Preferred Stock	20,403,772		3.0	3.7
875 Indianhead Drive
Mosinee, WI 54455-0037
WIS Holding Company, Inc. 9625 Sky Park Court Suite 100 San Diego, CA 92123	Commercial Services & Supplies	Subordinated Debt		109.1	108.4	109.1
		Convertible Preferred Stock	703,406		89.2	137.2
		Common Stock	175,852		17.6	29.6

					215.2	275.9
WRH, Inc. 1407 George Rd. Ashland, OH 44805-9281	Life Sciences Tools & Services	Senior Debt		4.0	3.9	4.0
		Subordinated Debt		87.8	87.2	88.3
		Convertible Preferred Stock	2,008,575		214.7	77.6
		Common Stock	502,144		49.9	—

					355.7	169.9
WSACS RR Holdings LLC	Real Estate	Common Membership Units	3,384,615		3.4	—
c/o Eagle Realty Group, LLC
421 East 4th Street
Cincinnati, OH 45202
WWC Acquisitions, Inc.	Professional Services	Senior Debt		34.0	33.6	26.3
701 East Timpongos Parkway
Building M
Orem, UT 84097

DETERMINATION OF NET ASSET VALUE

The NAV per share of our outstanding common stock is determined quarterly, as soon as practicable after and as of the end of each calendar quarter, by dividing the value of total assets minus liabilities (including the liquidation preferences of our preferred stock) by the total number of shares of common stock outstanding at the date as of which the determination is made.

In calculating the value of our total assets, securities that are traded in the over-the-counter market or on a stock exchange are valued at the prevailing bid price on the valuation date, unless the investment is subject to a restriction that requires a discount from such price, which is determined by our Board of Directors. All other investments are valued at fair market value as determined in good faith by our Board of Directors. In making such determination, our Board of Directors will value loans and non-convertible debt securities for which there exists no public trading market at cost plus amortized original issue discount, if any, unless adverse factors lead to a determination of a lesser value. In valuing convertible debt securities, equity or other types of securities for which there exists no public trading market, our Board of Directors will determine fair market value on the basis of collateral, the issuer’s ability to make payments, its earnings and other pertinent factors.

A substantial portion of our assets consists of securities carried at fair market values determined by our Board of Directors. Determination of fair market values involves subjective judgment not susceptible to substantiation. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations on our financial statements.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently has eight members, seven of whom are not “interested persons”, as defined in Section 2(a)(19) of the 1940 Act, in relation to us (the “Independent Directors”). There is one vacancy on our Board of Directors. Our Board of Directors elects our officers, who serve at the pleasure of our Board of Directors.

Pursuant to our Certificate of Incorporation, shareholders elect each of the members of our Board of Directors annually. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualified or until his or her death, removal or resignation.

Executive Officers and Directors

Set forth below are the names of our executive officers and directors and their respective positions as of June 11, 2010.

Name(1)	Age	Position
Executive Officer and Director:
Malon Wilkus (1986)(2)	58	Chief Executive Officer and Chairman of the Board of Directors

Executive Officers:
John R. Erickson	50	President, Structured Finance and Chief Financial Officer
Ira J. Wagner	57	President, European Private Finance
Samuel A. Flax	54	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
Roland H. Cline	63	Senior Vice President and Managing Director
Brian S. Graff	44	Senior Vice President and Senior Managing Director
Gordon J. O’Brien	45	President, Specialty Finance and Operations
Darin R. Winn	45	Senior Vice President and Senior Managing Director

Directors:
Mary C. Baskin (2000)	59	Director
Neil M. Hahl (1997)	61	Director
Philip R. Harper (1997)	66	Director
John A. Koskinen (2007)	70	Director
Stan Lundine (1997)	72	Director
Kenneth D. Peterson, Jr. (2001)	57	Director
Alvin N. Puryear (1998)	73	Director

(1)	For directors, year first elected as director is shown.
(2)	Director who is an “Interested Person” as defined in Section 2(a)(19) of the 1940 Act. Mr. Wilkus is an Interested Person because he is an employee and an officer of the company.

Malon Wilkus. Mr. Wilkus founded American Capital in 1986 and has served as our Chief Executive Officer and Chairman of the Board of Directors since that time, except for the period from 1997 to 1998 during which he served as Chief Executive Officer and Vice Chairman of the Board of Directors. He has also served as our President from 2001 to 2008 and from 1986 to 1999. In addition, Mr. Wilkus is the President of American Capital, LLC, our fund management portfolio company. He is also Chief Executive Officer, President and Chairman of the Board of Directors of American Capital Agency Corp.

Mr. Wilkus’ extensive board and senior executive experience investing in and managing private and public investment vehicles and his financial expertise and deep knowledge of our business as our founder and Chief Executive Officer strengthen our Board’s collective qualifications, skills, experience and viewpoints.

Mary C. Baskin. Ms. Baskin has been Managing Director of the Ansley Consulting Group, a retained executive search firm, since 1999. From 1997 to 1999, Ms. Baskin served as Partner of Quayle Partners, a start-up consulting firm that she helped found. From 1996 to 1997, Ms. Baskin served as Vice President and Senior Relationship Manager for Harris Trust and Savings Bank. From 1990 to 1996, Ms. Baskin served as Director, Real Estate Division and Account Officer, Special Accounts Management Unit, for the Bank of

Montreal. The Board has determined that Ms. Baskin is an “audit committee financial expert” (as defined in Item 401 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”)).

Ms. Baskin’s experience in finance, accounting, risk management and executive compensation matters strengthens our Board’s collective qualifications, skills, experience and viewpoints.

Roland H. Cline. Mr. Cline has served as a Senior Vice President and Managing Director since 2001. From 1998 to 2001, he was a Vice President.

John R. Erickson. Mr. Erickson has served as the President, Structured Finance since 2008 and as our Chief Financial Officer (“CFO”) since 1998. He also served as our Secretary from 1999 to 2005 and an Executive Vice President from 2001 to 2008. From 1998 to 2001, Mr. Erickson was a Vice President. From 1996 to 1998, he served as President of Storage USA Franchise Corp., a subsidiary of Storage USA, Inc.

Samuel A. Flax. Mr. Flax has served as an Executive Vice President and our General Counsel (“GC”), Chief Compliance Officer and Secretary since 2005. From 1990 to 2005, he was a partner in the Washington, D.C. law firm of Arnold & Porter LLP, where he served as our principal external counsel. Mr. Flax also served as Of Counsel to Arnold & Porter LLP in 2005.

Brian S. Graff. Mr. Graff has served as a Senior Vice President since 2004 and as a Senior Managing Director since 2008. From 2005 to 2008 he served as a Regional Managing Director and from 2004 to 2005 he served as a Managing Director. Mr. Graff also served as a Vice President and Principal from 2001 to 2004. From 2000 to 2001, he was a Principal of Odyssey Investments Partners, a private equity fund.

Neil M. Hahl. Mr. Hahl is a general business consultant. He was President of The Weitling Group, a business consulting firm, from 1996 to 2001. From 1995 to 1996, Mr. Hahl served as Senior Vice President of the American Financial Group. From 1982 to 1995, Mr. Hahl served as Senior Vice President and Chief Financial Officer and a Director of The Penn Central Corporation. The Board has also determined that Mr. Hahl is an “audit committee financial expert” (as defined in Item 401 of Regulation S-K under the Securities Act).

Mr. Hahl’s public company accounting, finance and risk management expertise, including his extensive experience as a senior executive responsible for the preparation of financial statements, strengthens our Board’s collective qualifications, skills, experience and viewpoints.

Philip R. Harper. Mr. Harper is the retired Chairman of US Investigations Services, Inc. (“USIS”) (k/n/a Altegrity Risk International), a company that provides business intelligence and risk management solutions, security and related services and expert staffing solutions for businesses and federal agencies. He served as Chairman from 1996 to 2007. From 1996 to 2005, he was also the Chief Executive Officer and President of USIS. From 1991 to 1994, Mr. Harper served as President of Wells Fargo Alarm Services. From 1988 to 1991, Mr. Harper served as President of Burns International Security Services—Western Business Unit. Mr. Harper served in the U.S. Army from 1961 to 1982, where he commanded airborne infantry and intelligence units.

Mr. Harper’s extensive senior executive officer and board service and his experience with executive compensation and corporate governance matters strengthen our Board’s collective qualifications, skills, experience and viewpoints.

John A. Koskinen. Mr. Koskinen has served as the Non-Executive Chairman of Freddie Mac since September 2008 and also served as the interim CEO and the person performing the function of Principal Financial Officer of Freddie Mac for six months during 2009. Prior to that he was President of the United States Soccer Foundation and a member of its Board from 2004 to 2008. He has also been a member of the Board of Directors of AES Corporation since 2004. From 2000 to 2003, Mr. Koskinen served as Deputy Mayor and City Administrator of the District of Columbia. From 1994 to 2000, Mr. Koskinen served in the White House as

Deputy Director for Management of the Office of Management and Budget and Assistant to the President and Chair of the President’s Council on Year 2000 Conversion. Prior to his service with the U.S. Government, Mr. Koskinen served as the Vice President and later the President and Chief Executive Officer of The Palmieri Company, a company which restructured large, troubled operating companies. He was also a member of the Board of Trustees of Duke University from 1985 to 1997, serving as Chairman of the Board from 1994 to 1997. The Board has also determined that Mr. Koskinen is an “audit committee financial expert” (as defined in Item 401 of Regulation S-K under the Securities Act).

Mr. Koskinen’s extensive board, government and senior executive experience managing a wide range of companies and divisions engaged in a variety of activities and his finance and risk management expertise strengthen our Board’s collective qualifications, skills, experience and viewpoints.

Stan Lundine. Mr. Lundine is currently retired. From 1995 to 2008 he served as Of Counsel to the law firm of Sotir and Goldman and as Executive Director of the Chautauqua County Health Network, a consortium of four hospitals. He was also President of the Chautauqua Integrated Delivery System, Inc., a for-profit Physician/Hospital organization. From 1987 to 1994, Mr. Lundine served as Lieutenant Governor of New York where he chaired several boards and councils in addition to assisting the Governor on a variety of tasks. From March 1976 until 1987, Lundine was a Member of Congress serving on the Banking Committee and the Committee on Science and Technology. From 1970 until his election to Congress, Lundine was Mayor of Jamestown, NY and executive or board member of various governmental entities and institutions. Mr. Lundine is a Director of John G. Ullman and Associates, Inc. and serves on the Advisory Board of M&T Bank. He also serves on the Board of Directors of Chautauqua Institution and the Robert H. Jackson Center. Previously he was also on the Board of Directors of U.S. Investigations, Inc. and National Forge Co.

Mr. Lundine’s extensive legal, board and government service and his experience with corporate governance and executive compensation matters strengthen our Board’s collective qualifications, skills, experience and viewpoints.

Gordon J. O’Brien. Mr. O’Brien has served as the President, Specialty Finance and Operations since 2008. From 2001 to 2008 he served as a Senior Vice President and Managing Director. Prior to his election as a Senior Vice President, he served as a Vice President in 2001. From 1998 to 2001, he was a Principal. Mr. O’Brien was a Vice President at Pennington Partners & Company, a private equity fund from 1995 to 1998.

Kenneth D. Peterson, Jr. Mr. Peterson has been Chief Executive Officer of Columbia Ventures Corporation, a private equity firm holding interests in domestic and international telecommunications, specialty chemicals, energy, real estate and other industries, since 1988. He is also a member of the Board of Directors of Metro One Telecommunications, Inc., Pac-West Telcom, Inc., Washington Policy Center and One Communications Corp.

Mr. Peterson’s extensive board, senior executive and private equity experience strengthens our Board’s collective qualifications, skills, experience and viewpoints.

Alvin N. Puryear. Dr. Puryear is a management consultant who specializes in advising businesses with high-growth potential. From 1970 to 2007, Dr. Puryear was on the faculty of Baruch College of the City University of New York where he was the Lawrence N. Field Professor of Entrepreneurship and Professor of Management. Prior to 1970, Dr. Puryear held executive positions in finance and information technology with the Mobil Corporation and Allied Chemical Corporation, respectively. He is also a member of the Board of Directors of the Bank of Tokyo-Mitsubishi UFG Trust Company and American Capital Agency Corp. In the past five years Dr. Puryear has also served as a director of Green Point Financial Corp., Green Point Bank, North Fork Bancorporation and North Fork Bank.

Dr. Puryear’s extensive academic and board service and his experience in finance, corporate governance and executive compensation matters strengthen our Board’s collective qualifications, skills, experience and viewpoints.

Ira J. Wagner. Mr. Wagner has served as the President, European Private Finance since 2008. He previously served as our Chief Operating Officer from 2001 to 2008 and as a Senior Vice President in 2001, prior to becoming an Executive Vice President from 2001 to 2008. He has been an employee since 1997 and has also held the positions of Principal and Senior Investment Officer. From 1993 to 1997, Mr. Wagner was a self-employed consultant and financial advisor.

Darin R. Winn. Mr. Winn has served as a Senior Vice President since 2002 and as a Senior Managing Director since 2008. From 2005 to 2008 he served as a Regional Managing Director and from 2002 to 2005 he served as a Managing Director. Mr. Winn also served as a Vice President from 2001 to 2002. From 1998 to 2001, he was a Principal. Prior to joining the Company, he worked at Stratford Equity Partners, a mezzanine and equity fund, from 1995 to 1998.

Board Leadership Structure

Our Board is currently comprised of seven independent directors and one employee director, Mr. Wilkus. Mr. Wilkus has served as our Chairman and Chief Executive Officer since he founded the company in 1986, except for the period from 1997 to 1998, during which he served as Chief Executive Officer and Vice Chairman of the Board of Directors. We believe that combining the positions of Chairman and Chief Executive Officer is the best corporate governance leadership structure for the company because it permits clear accountability, effective decision-making and alignment on corporate strategy. We also believe that this structure is particularly appropriate and beneficial to us because it most effectively utilizes Mr. Wilkus’ broad experience and knowledge regarding the company, including by allowing him to set the agendas and priorities of the Board and lead discussions on our business and strategy.

Although we believe that it is more effective for us to combine the positions of Chairman and Chief Executive Officer, we recognize the importance of strong independent leadership on the Board. We believe that our Board’s independent oversight continues to be substantial. Our Board of Directors has determined that all of the current directors, except Mr. Wilkus, are “independent” as defined in The NASDAQ Stock Market listing standards (the “NASDAQ listing standards”). Similarly, only Mr. Wilkus is an “Interested Person” of American Capital under the 1940 Act. In addition, each of our Board’s Audit and Compliance Committee and Compensation and Corporate Governance Committee is composed entirely of independent directors. These independent committees of our Board also have the authority under their respective charters to hire independent advisors and consultants, at our expense, to assist them in performing their duties. Further, it is our Board’s policy as a matter of good corporate governance to have a majority of our independent directors annually elect a “lead independent director” to preside over regular meetings of the independent directors, without management or employee directors present, to facilitate the Board’s effective independent oversight of management.

Committees of Our Board of Directors

Our Board of Directors has determined that all of the current directors, except Mr. Wilkus, are “independent” as defined in Nasdaq listing standards. Similarly, only Mr. Wilkus is an “Interested Person” of American Capital under Section 2(a)(19) of the 1940 Act. The Board of Directors holds regular quarterly meetings and meets on other occasions when required by circumstances. Certain directors also serve on the Board of Directors principal standing committees. The committees, their primary functions and memberships are described below.

Executive Committee. This committee has the authority to exercise all powers of the Board of Directors except for actions that must be taken by the full Board of Directors under the Delaware General Corporation Law or the 1940 Act. Members of the Executive Committee are Messrs. Harper and Wilkus and Dr. Puryear.

Audit and Compliance Committee. This committee makes recommendations to the Board of Directors with respect to the engagement of independent auditors and questions our management and independent auditors on the application of accounting and reporting standards in our financial statements. Its purpose and responsibilities are more fully set forth in the committee’s charter which was adopted by the Board of Directors and is available in the Investor Relations section of our web site at www.AmericanCapital.com. The charter was adopted by the Board of Directors on February 24, 2005, and amended on February 21, 2008, following a review by this committee. This committee’s meetings include, whenever appropriate, executive sessions with our independent auditors, without the presence of management. The Audit and Compliance Committee reviews and provides a recommendation to the Board of Directors with regard to its approval of the valuations of portfolio companies presented by management. In such review, the committee discusses the proposed valuations with our independent auditors and any other relevant consultants. It also has the responsibility for reviewing matters regarding accounting, ethics, legal and regulatory compliance and for engaging, evaluating and terminating any internal audit service providers and approving fees to be paid to such internal audit service providers. The Audit and Compliance Committee annually reviews the experience and qualifications of the senior members of the independent external audit function and the internal audit function and the quality control procedures of the independent external auditors and the internal auditors. In addition, the Audit and Compliance Committee discusses with the independent auditors, internal auditors and any internal audit service providers (as may be engaged from time to time) the overall scope, plans and budget for their respective audits, including the adequacy of staffing and other factors that may affect the effectiveness and timeliness of such audits. The Audit and Compliance Committee is currently composed of Ms. Baskin and Messrs. Hahl and Koskinen. Mr. Hahl serves as Chairman. Each member of this committee is independent, as defined in Rule 4200(a)(15) of the NASDAQ listing standards. The Board of Directors has determined that each of Ms. Baskin and Messrs. Hahl and Koskinen is an “audit committee financial expert” (as defined in Item 401 of Regulation S-K under the Securities Act).

Compensation and Corporate Governance Committee. This committee has the responsibility for setting the terms of employment of our Chief Executive Officer and reviewing and approving the salaries, incentive payments and other compensation and benefits of the other executive officers, reviewing and advising management regarding benefits and other terms and conditions of compensation of the our other employees, and administering our employee stock option plans. Although the committee consults with senior management to establish our general compensation philosophy, they have the sole authority to set the compensation of our executive officers. It also has responsibility for recommending and considering corporate governance practices and policies and monitoring our litigation docket. Its purpose and responsibilities are more fully set forth in the committee’s charter, which was adopted by the Board and is available in the Investor Relations section of our web site at www.AmericanCapital.com. The charter was adopted by the Board of Directors on February 24, 2005, and amended on March 8, 2007, and February 21, 2008, following a review by this committee. Members of this committee are Messrs. Harper and Lundine and Dr. Puryear. Mr. Harper serves as Chairman. Each member of this committee is independent, as defined in Rule 4200(a)(15) of the NASDAQ listing standards.

The Compensation and Corporate Governance Committee also serves as the Board of Directors’ standing nominating committee. Nominations for election to the Board of Directors may be made by the Board of Directors, or by any stockholder entitled to vote for the election of directors. Candidates proposed by stockholders will be evaluated by the Compensation and Corporate Governance Committee under the same criteria that are applied to other candidates.

Although there is not a formal list of qualifications, in discharging its responsibilities to nominate candidates for election to the Board of Directors, the Compensation and Corporate Governance Committee endeavors to identify, recruit and nominate candidates based on the following eligibility and experience criteria: a candidate’s ability to best represent the interests of our stockholders, integrity and business ethics, strength of character, judgment, experience and independence, as well as factors relating to the composition of the Board of Directors, including its size and structure, the relative strengths and experience of current directors and principles of diversity, including diversity of experience, personal and professional backgrounds, race, gender and age. Although the committee does not have formal objective criteria for determining the amount of diversity needed on the Board of Directors, it is one of the factors the committee considers in its evaluation. In nominating candidates to fill vacancies created by the expiration of the term of a member of the Board of Directors, the committee determines whether the incumbent director is willing to stand for re-election. If so, the committee evaluates his or her performance in office to determine suitability for continued service, taking into consideration the value of continuity and familiarity with our business.

The committee schedules regular meetings to coincide with the quarterly in-person meetings of the Board of Directors and also meets at the request of senior management or at such other times as it determines. Our Secretary in consultation with the Chairman of the committee sets agendas for the meetings.

Risk Oversight

One of the roles of our Board of Directors is being responsible for the general oversight of the company, including the performance of senior management and the company’s risk management processes, to assure that the long-term interests of our shareholders are being served. In performing its risk oversight function, the Board and its standing committees regularly review our material strategic, operational, financial, compensation and compliance risks with senior management. The Board also annually reviews the company’s strategic plan, which addresses, among other things, the risks and opportunities facing us. The Board has delegated certain risk management oversight responsibility to its Board committees. Our Audit and Compliance Committee assists the Board in fulfilling its oversight responsibilities for our accounting and financial reporting processes and the audits of our financial statements, including, without limitation, by monitoring:

•	the integrity of our financial statements and internal controls over financial reporting;

•	the qualifications, independence and performance of our independent auditor;

•	the performance of our internal audit function; and

•	our compliance with legal and regulatory requirements.

The Audit and Compliance Committee also is responsible for reviewing and discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our policies and practices with respect to risk assessment and risk management. The Audit and Compliance Committee receives regular reports from management on the status of the Company’s internal controls over financial reporting and ensures that appropriate steps are being taken to mitigate any risk.

The Compensation and Corporate Governance Committee of our Board also considers and addresses risk as it relates to compensation and benefit decisions as well as corporate governance and litigation matters during the performance of their specific committee responsibilities. The Compensation and Corporate Governance Committee and the Audit and Compliance Committee routinely report their findings to the full Board at the next regularly scheduled Board meeting following their committee meetings and when appropriate.

Meetings. Under our Bylaws and Delaware law, the Board of Directors is permitted to take actions at regular or special meetings and by written consent. The Board of Directors held 28 meetings and acted one time by written consent during 2009. The Compensation and Corporate Governance Committee held 13 meetings during 2009 and the Audit and Compliance Committee held 11 meetings during 2009. The Executive Committee did not meet in 2009. Each of the directors attended at least 86% of the meetings of the Board of Directors and the committees on which he or she served. Although we do not have a policy on director attendance at the Annual Meeting, directors are encouraged to attend the Annual Meeting. At the 2009 Annual Meeting, all eight directors attended in person.

Meetings of Disinterested Directors. Members of the Board of Directors who are not “Interested Persons” as defined in the 1940 Act have decided to hold quarterly meetings without persons who are members of management present. Each year, these directors designate a director who is “independent,” as defined in Rule

4200(a)(15) of the NASDAQ listing standards, to serve as the “lead independent director” and preside at these meetings. Presently, our disinterested directors meet quarterly and may hold additional meetings at the request of the lead independent director or another disinterested director. The designation of a lead independent director is for a one-year term and a lead independent director may not succeed himself or herself in that position. If the lead independent director is unavailable for a meeting, his or her immediate predecessor will serve as lead independent director for such meeting. At a meeting on February 11, 2010, Ms. Baskin was designated as the lead director for 2010.

STOCK TRADING PLANS

Our Board of Directors has established a policy to permit certain employees who are considered “financial insiders” to enter into trading plans to sell shares of our common stock in accordance with Rule 10b5-1 of the Exchange Act. The policy allows our participating employees to adopt a pre-arranged stock trading plan to buy or sell pre-determined amounts of our shares of common stock over a period of time. Our Board of Directors established this policy to allow these employees to sell certain shares of our common stock to cover applicable federal, state, and local withholding taxes incurred in connection with distributions from our performance incentive plan during a closed trading window.

DIVIDEND REINVESTMENT PLAN

Pursuant to the DRIP, a shareholder whose shares are registered in his own name may “opt-in” to the plan and elect to reinvest all or a portion of their dividends in shares of our common stock by providing the required enrollment notice to Computershare Trust Company, N.A., the DRIP administrator. Shareholders whose shares are held in the name of a broker or other nominee may have distributions reinvested only if such a service is provided by the broker or the nominee or if the broker or the nominee permits participation in the dividend reinvestment plan. Shareholders whose shares are held in the name of a broker or other nominee should contact the broker or nominee for details. A shareholder may terminate participation in the DRIP at any time by notifying the DRIP administrator before the record date of the next dividend or distribution through the Internet, by telephone or in writing. All distributions to shareholders who do not participate in the DRIP will be paid by check mailed directly to the record holder by or under the direction of the DRIP administrator when our Board of Directors declares a dividend or distribution.

When we declare a dividend or distribution, shareholders who are participants in the DRIP receive the equivalent of the amount of the dividend or distribution in shares of our common stock. The DRIP administrator will generally purchase shares from us as newly issued or treasury shares at a 2% discount from the “market price”. However, if the market price per share of our common stock on the dividend payment date does not exceed 110% of the net asset value per share of our common stock, the dividends will be invested in shares purchased in the open market and not from us. In such an event, the shares will be sold to participants at the average per share purchase price. The “market price” of our common stock on a particular date will be equal to the average of the daily high and low trading prices reported in The Wall Street Journal NASDAQ listings for the five days on which trading of shares take place immediately prior to the dividend or distribution payment date. Historically, our common stock has traded significantly above the net asset value per share. Therefore, we believe that in most, if not all cases, reinvested dividends will be made in newly issued or treasury shares. Alternatively, our Board of Directors may choose to contribute newly issued shares of our common stock to the DRIP, in lieu of the payment of cash dividends on shares held in the DRIP. The DRIP administrator applies all cash received on account of a dividend or distribution as soon as practicable, but in no event later than 30 days, after the payment date of the dividend or distribution except to the extent necessary to comply with applicable provisions of the federal securities laws. The number of shares to be received by the DRIP participants on account of the dividend or distribution is calculated on the basis of the average price of all shares purchased for that 30 day period, including brokerage commissions, and is credited to their accounts as of the payment date of the dividend or distribution.

The DRIP administrator maintains all shareholder accounts in the dividend reinvestment plan and furnishes written confirmations of all transactions in the account, including information needed by shareholders for personal and tax records. Our common stock in the account of each Plan participant is held by the dividend reinvestment plan administrator in non-certificated form in the name of the participant, and each shareholder’s proxy includes shares purchased pursuant to the dividend reinvestment plan.

There is no charge to participants for reinvesting dividends and capital gains distributions. The fees of the DRIP administrator for handling the reinvestment of dividends and capital gains distributions are included in the fee to be paid by us to our transfer agent. There are no brokerage charges with respect to shares issued directly by us as a result of dividends or capital gains distributions payable either in shares or in cash. However, each participant bears a pro rata share of brokerage commissions incurred with respect to the DRIP administrator’s open market purchases in connection with the reinvestment of such dividends or distributions.

The automatic reinvestment of such dividends or distributions does not relieve participants of any income tax that may be payable on such dividends or distributions. See “Business—Regulated Investment Company Requirements.”

You may obtain additional information about the DRIP by writing us at our principal office, which is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Investor Relations or by contacting the DRIP administrator at the following address: Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, or calling (800) 733-5001 (U.S. and Canada) (781) 575-3400 (outside U.S. and Canada) or through the Internet, at www.computershare.com.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (our preferred stock and our common stock are collectively referred to as the “Capital Stock”). The following summary of our capital stock and other securities does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation. Reference is made to our Certificate of Incorporation, for a detailed description of the provisions summarized below. If any of our Securities are convertible into or exchangeable for other Securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying Securities. These terms may also include provisions under which the number or amount of other Securities to be received by the holders of the Securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Outstanding Capital Stock. The following are the classes of capital stock of our company as of July 22, 2010:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock	1,000,000,000	1,265,803	350,276,962
Undesignated Preferred Stock	5,000,000	0	0

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting privileges and, when issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if and when declared by our Board of Directors out of funds legally available therefor. The holders of our common stock have no preemptive, conversion or redemption rights and their interests therein are freely transferable. In the event of liquidation, dissolution or winding up of the company, each share of our common stock is entitled to share ratably in all of our assets that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of our preferred stock, if any, then outstanding. Each share of our common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of such shares, if they so choose, could elect all of the directors, and holders of less than a majority of such shares would, in that case, be unable to elect any director.

Preferred Stock

In addition to shares of our common stock, our Certificate of Incorporation authorizes the issuance of shares of our preferred stock. Our Board of Directors is authorized to provide for the issuance of our preferred stock with such preferences, powers, rights and privileges as our Board of Directors deems appropriate; except that, such an issuance must adhere to the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to our common stock, preferred stock, together with all other Senior Securities, must not exceed an amount equal to 50% of our total assets and (ii) the holders of shares of our preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on our preferred stock are in arrears by two years or more. Furthermore, the 1940 Act restricts the ability of a BDC to issue warrants, options or rights to subscribe or convert to voting securities of the company. If we were to issue preferred stock convertible into shares of our common stock, such proposal must first be approved by our shareholders. On May 19, 2008, our shareholders approved a proposal to issue shares of preferred stock or debt securities convertible into up to 20,000,000 shares of our common stock. No such convertible securities have been issued.

We have no present plans to issue any shares of our preferred stock, but believe the availability of such stock will provide us with increased flexibility in structuring future financings and acquisitions. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of our preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

DESCRIPTION OF DEBT SECURITIES

As of August 17, 2010, we had the following notes outstanding (in millions):

Title of Notes	Amount	Maturity Date
Senior Unsecured Notes (1)	$11.0	August 1, 2012
Senior Secured Non-Amortizing Call-Protected Adjustable Fixed Rate Dollar Note Due 2013 (2)	$524.1	December 31, 2013
Senior Secured Non-Amortizing Call-Protected Floating Rate Dollar Note Due 2013 (2)	$4.3	December 31, 2013
Senior Secured Amortizing Adjustable Fixed Rate Dollar Note Due 2013 (2)	$502.4	December 31, 2013

(1)	Issued under the 2007 Indenture
(2)	Issued under the 2010 Indenture

The following summary description sets forth certain general terms and provisions relating to the 6.85% Senior Unsecured Notes (the “Unsecured Notes”) issued under the indenture between us and the Wilmington Trust Company, as successor trustee, dated April 26, 2007 (as supplemented by the first supplemental indenture, dated July 19, 2007, and the second supplemental indenture, dated June 28, 2010, the “2007 Indenture”); and (i) the Senior Secured Non-Amortizing Call-Protected Adjustable Fixed Rate Dollar Notes Due 2013 (the “Secured Call-Protected Fixed Rate Notes”); (ii) the Senior Secured Non-Amortizing Call-Protected Floating Rate Dollar Notes Due 2013 (the “Secured Call-Protected Floating Rate Notes,” and together with the Secured Call-Protected Fixed Rate Notes, the “Call-Protected Notes”); and (iii) the Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes Due 2013 (the “Secured Amortizing Notes,” and together with the Call-Protected Notes, the “Secured Notes”), issued under an indenture between us and Wilmington Trust FSB, as trustee, dated as of June 28, 2010 (as amended, supplemented or modified, the “2010 Indenture,” together with the 2007 Indenture, the “Indentures”).

The summary is subject to and qualified in its entirety by reference to all the provisions of the Indentures, including definitions of certain terms used in the Indentures. In the summary, we describe the meaning of only some of the more important terms. Whenever we refer to particular sections or defined terms of an Indenture in this prospectus or in the accompanying prospectus supplement, such sections or defined terms are incorporated by reference here or in the accompanying prospectus supplement. You must look to the respective Indenture for the most complete description of what we describe in summary form in this prospectus and in the accompanying prospectus supplement.

The summary also is subject to and qualified by reference to the description of the particular terms of the series of debt securities described in the accompanying prospectus supplement. Those terms may vary from the terms described in this prospectus. The prospectus supplement relating to each series of debt securities will be attached to the front of this prospectus. There may also be a further prospectus supplement, known as a pricing supplement, which contains the precise terms of debt securities that are offered.

2007 Indenture

General

In July 2007, we issued $550 million of Unsecured Notes under the 2007 Indenture in a public offering, of which $11 million were outstanding as of August 17, 2010. The Unsecured Notes bore interest at an initial fixed rate of 6.85% and mature on August 1, 2012. Interest payments are due semi-annually on February 1 and August 1 and all principal is due at maturity. The interest rate payable on the Unsecured Notes is subject to adjustment from time to time if at least two rating agencies downgrades (or subsequently upgrades) the debt rating assigned to the notes as set forth below. At the time of the issuance, the notes were rated Baa2, BBB and BBB by Moody’s Investor Services, Standard & Poor’s Ratings Services and Fitch Ratings, respectively. If the ratings from at least two rating agencies are decreased to ratings set forth in the immediately following table, the initial interest rate on the notes will increase from the initial interest rate by each of the percentages set forth opposite the two ratings. If at least two rating agencies subsequently increase their ratings of the notes to any of the ratings set forth below, the interest rate on the notes will be decreased such that the interest rate for the notes equals the initial interest rate plus (if applicable) each of the percentages set forth opposite the ratings from the table below in effect immediately following the increase. In no event shall the interest rate be reduced below 6.85% or increased above 8.85%. As a result of rating agency downgrades during 2009, the interest rate on these notes was 8.85% as of August 17, 2010.

Fitch Rating	Interest Rate Adjustment	S&P Rating	Interest Rate Adjustment	Moody’s Rating	Interest Rate Adjustment
BB+	0.25%	BB+	0.25%	Ba1	0.25%
BB	0.50%	BB	0.50%	Ba2	0.50%
BB-	0.75%	BB-	0.75%	Ba3	0.75%
B+ or below	1.00%	B+ or below	1.00%	B1 or below	1.00%

Trustee. Wilmington Trust Company is the trustee under the 2007 Indenture. Affiliates of Wilmington Trust also serve as owner trustee for certain of our securitized debt and indenture trustee for our other secured debt.

Issuance of Additional Notes. We may, in our discretion, issue other series of debt securities, including notes, debentures, medium-term notes, commercial paper, retail notes or similar obligations evidencing indebtedness, under the 2007 Indenture. The provisions of the 2007 Indenture allow us not only to issue debt securities with terms different from those previously issued under the indenture, but each series may be reopened and more debt securities of such series may be issued under the indenture, or under one or more supplements to the indenture. We may issue debt securities in amounts that exceed the total amount specified on the cover of a prospectus supplement at any time without consent or notice to the holders of such notes.

Modification or Waiver. Under certain circumstances, we can make changes to the 2007 Indenture and the Unsecured Notes. Some types of changes require the approval of each noteholder affected thereby, some require approval by a majority vote with respect to each affected series of debt securities and some changes do not require any approval at all. The changes that cannot be made to the Unsecured Notes without specific approval from each affected noteholder include: changing the stated maturity of the principal of or interest on such notes; reducing the principal amount of, or rate of interest on, such notes, including the amount payable upon acceleration of the maturity of the notes; changing the place or currency of any payment on such notes; impairing the right to sue for payment on or with respect to such notes; reducing the percentage of outstanding securities of any series that must consent to a modification or amendment of the indenture; reducing the percentage of outstanding securities of any series that must consent to a waiver of compliance with certain provisions of the indenture, including provisions relating to quorum or voting or for waiver of certain defaults; and making any change to this list of changes that requires specific approval from the noteholders.

Redemption. The 2007 Indenture permits us to redeem the Unsecured Notes in whole at any time or in part from time to time at our option before their scheduled maturity at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed on the redemption date plus the greater of:

(1)	100% of the principal amount of the notes to be redeemed, and

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis at the adjusted treasury rate, plus 30 basis points.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. If we redeem only some of the notes, the trustee will determine the method for the selection of the particular notes to be redeemed, in accordance with the 1940 Act, to the extent applicable. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes called for redemption.

Defeasance and Covenant Defeasance. The Unsecured Notes are subject to the defeasance and discharge provisions of the 2007 Indenture. As such, we may elect either: to defease and be discharged from, subject to some limitations, all of our obligations with respect to the notes; or to be released from our obligations to comply with certain specified covenants relating to the notes. To effect the defeasance or covenant defeasance, we must irrevocably deposit in trust with the trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on the notes and any mandatory sinking fund or analogous payments on those notes. On such a defeasance, we will not be released from obligations: to indemnify the trustee; to pay additional amounts, if any, upon the occurrence of some events; to register the transfer or exchange of the notes; to replace some of the notes; to maintain an office or agency relating to the notes; or to hold moneys for payment in trust. If we effect covenant defeasance with respect to the Unsecured Notes, the amount on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their stated maturity. However, those notes may become due and payable prior to their stated maturity if there is an event of default with respect to a covenant from which we have not been released. If that happens, the amount on deposit may not be sufficient to pay all amounts due on the notes at the time of the acceleration.

Ranking Compared to Other Creditors. The Unsecured Notes are not secured by any of our property or assets. Accordingly, the holders of the Unsecured Notes will rank junior in right of payment to the holders of our secured debt, but equally in right of payment with all our other outstanding unsecured indebtedness, and with our future unsecured indebtedness.

Events of Default. The following constitute events of default under the 2007 Indenture: we fail to make a principal payment on the Unsecured Notes when due at maturity, or any interest payment on a note when it is due and we do not cure the default within 30 days; we fail to comply with the indenture, and after we have been notified of the default by the trustee or holders of 25% in principal amount of the series, we do not cure the default within 60 days; we file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days.

Remedies if an Event of Default Occurs. If an event of default other than an event of default relating to events in bankruptcy, insolvency or reorganization has occurred and has not been cured or waived, then the trustee or the holders of not less than 25% in principal amount of the securities of the affected series may declare the entire principal amount of and any and all accrued and unpaid interest on all the securities of that series to be due and immediately payable. An acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities of the affected series, if all events of default have been cured or waived and certain other conditions are satisfied. If an event of default relating to events in bankruptcy, insolvency or reorganization has occurred, all unpaid principal and accrued and unpaid interest, and liquidated damages, if any, become immediately due and payable without any declaration or other act of the trustee or any holder.

If an event of default occurs, the trustee will have some special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. The trustee is not required to take any action under the indenture at the request of any noteholders unless the noteholders offer the trustee reasonable protection from expenses and liability. This is called an “indemnity.” If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the relevant series of debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority noteholders may also direct the trustee in performing any other action under the indenture. Before noteholders can bypass the trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the debt securities, the following must occur: noteholders must give the trustee written notice that an event of default has occurred and remains uncured; the holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the costs, expenses and other liabilities of taking that action; the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and during the 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. However, noteholders are entitled at any time to bring an individual lawsuit for the payment of the money due on their debt securities on or after its due date.

The holders of a majority in principal amount of the relevant series of debt securities may waive a default for the debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on a noteholder’s debt security, however, without the noteholder’s individual approval.

Certain Restrictions. Generally, under the 1940 Act, we may not declare any dividend (except a dividend payable in our stock), or any other distribution, upon our common stock, or purchase any of such stock, unless, in every such case, our senior securities have at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such dividend, distribution, or purchase price, as the case may be. Additionally, because the Unsecured Notes were publicly offered, the 2007 Indenture is also subject to and governed by the Trust Indenture Act of 1939, as amended, as required by U.S. federal law.

2010 Indenture

General. In June 2010, we issued $524.1 million Secured Call-Protected Fixed Rate Notes, $4.3 million Secured Call-Protected Floating Rate Notes and $502.4 million Secured Amortizing Notes under the 2010 Indenture, in exchange for certain of our outstanding debt. The Secured Notes have a final maturity date of December 31, 2013, unless earlier repaid.

Scheduled Amortization. The Call-Protected Notes are not subject to amortization or other mandatory redemptions. The following table sets forth the aggregate scheduled amortization (“Notes Scheduled Amortization Amounts”) on the Secured Amortizing Notes. The failure to pay a Notes Scheduled Amortization Amount when due constitutes an event of default with respect to all of the Secured Notes. Under the 2010 Indenture, we may defer payment of up to $200 million of the Notes Scheduled Amortization Amounts and the corresponding scheduled amortization amounts under the Credit Facility (but not the Notes Penalty Amortization Amounts), prior to June 30, 2013; provided, however, that we must simultaneously defer a ratable payment on the secured loans under the Credit Facility (based on the outstanding principal amount of the Secured Amortizing Notes and the outstanding principal amount of the secured loans.

Date	Notes Scheduled Amortization Amounts (in millions)
December 31, 2011	$—
June 30, 2012	$—
December 31, 2012	$206.6
June 30, 2013	$193.5
Final Maturity	Outstanding Balance

The Secured Amortizing Notes are also subject to mandatory redemptions including, after taking into account the outstanding principal amount of the secured loans under the Credit Facility, a ratable share of (i) 100% of the net cash flow proceeds of certain debt incurred, (ii) 50% of the net cash flow proceeds of any capital stock issued after the June 28, 2012, (iii) an applicable prepayment percentage of any realized proceeds, and (iv) an applicable prepayment percentage of excess cash flow. However, we are entitled to retain the first $580 million that would otherwise be payable from any cash flow proceeds from debt incurred, capital stock issued, realized proceeds or excess cash flow for new investments or other general corporate purposes. The applicable prepayment percentage is 50% if the aggregate outstanding principal amount of the Secured Notes and secured loans under the Credit Facility (the “New Secured Debt”) is greater than or equal to $950 million and 25% if it is less than $950 million. Any above mandatory redemptions will be applied to the payment of the Notes Scheduled Amortization Amounts in direct order of maturity. Any such payments will also be credited towards the Notes Penalty Amortization Amount for the applicable six-month period (i.e., January to June or July to December) in which such redemption is made until the applicable Notes Penalty Amortization Amount is paid in full in cash and thereafter shall be credited to Notes Penalty Amortization Amounts in direct order.

Interest. The Secured Call-Protected Floating Rate Notes bear interest at a rate per annum of equal to one, two, three or six-month LIBOR, subject to a LIBOR floor of 2% per annum, plus the applicable percentage in effect at such time. The Secured Call-Protected Fixed Rate Notes and the Secured Amortizing Notes bear interest at 2.46% per annum, plus the applicable percentage in effect at the time. The applicable percentage is 6.50% when the aggregate outstanding amount of the New Secured Debt is greater than or equal to $1 billion and 5.50% when the aggregate outstanding amount is less than $1 billion.

In addition, the applicable percentage for the Secured Notes will increase by an additional 0.50% per annum (but shall not constitute a default) if we fail to pay any of the minimum amortization amounts (“Notes Penalty Amortization Amounts”) on the Secured Amortizing Notes set forth in the table below when due (on a cumulative basis for each failure, if applicable), for each succeeding day until any unpaid Notes Penalty Amortization Amounts have been paid.

Date	Notes Penalty Amortization Amounts (in millions)
December 31, 2011	$45.4
June 30, 2012	$64.5
December 31, 2012	$193.5
June 30, 2013	$225.7
Final Maturity	Outstanding Balance

Optional Redemption. The Secured Amortizing Notes may be repaid prior to maturity at our option in whole or in part from time to time at a price equal to 100% of the principal amount repaid, plus accrued and unpaid interest to the payment date subject to certain conditions. Prior to August 1, 2012, the Call-Protected Notes may be redeemed at our option in whole or in part from time to time (so long as the Secured Amortizing Notes and the loans under our Credit Facility are no longer outstanding) at a price equal to accrued and unpaid interest on the principal amount being redeemed plus the greater of (i) 100% of the principal amount being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the principal amount being redeemed discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 30 basis points. Notwithstanding the foregoing, prior to August 1, 2012, the Call-Protected Notes may also be redeemed at our option in whole or in part from time to time at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to the date of redemption, but without payment of any premium, with realized proceeds so long as there are no Secured Amortizing Notes and secured loans under the Credit Facility outstanding.

Covenants. The financial covenants under the 2010 Indenture include (i) maintenance of a minimum ratio of adjusted operating cash flow to interest expense and (ii) a minimum ratio of pledged assets to secured debt, tested on a quarterly basis. Additional covenants include (i) restrictions on the incurrence of certain additional debt, (ii) restrictions on acquisitions and investments, and (iii) restrictions on the payments of dividends and other distributions. However, we are permitted under the 2010 Indenture to pay dividends to the extent necessary in order to maintain our RIC status provided that such dividends are paid in additional shares of our common stock to the extent allowed by IRS Revenue Procedure 2010-12. There are no limitations in the 2010 Indenture on our payment of cash dividends provided that (i) we maintain an asset coverage ratio of at least 200% as required by the 1940 Act, (ii) we are in pro forma compliance with all financial covenants under the 2010 Indenture, (iii) there are no defaults outstanding under the 2010 Indenture or our Credit Facility, and (iv) the aggregate principal amount of the New Secured Debt outstanding is less than or equal to $1.4 billion.

Security and Ranking. The Secured Notes are senior obligations of the company and are secured by a first priority lien (subject to certain permitted liens), on a pari passu basis with the secured loans under the Credit Facility, on substantially all of our existing and hereafter acquired unencumbered assets.

Trustee. Wilmington Trust FSB is the trustee under the 2010 Indenture. Affiliates of Wilmington Trust also serve as indenture trustee or owner trustee for our other secured and unsecured debt.

Issuance of Additional Debt. Under the 2010 Indenture, we are prohibited from incurring additional debt except under various circumstances (in each case subject to certain conditions), including: to refinance certain of our secured debt or unsecured notes; in connection with permitted securitizations or debt that is subordinated; in connection with the issuance of letters of credit for an aggregate maximum amount; debt secured by certain portfolio investments made after the issuance of the Secured Notes; certain unsecured debt with a maturity after the first anniversary of the maturity date of the Secured Notes; following the repayment of our secured loans and Secured Amortizing Securities, up to an aggregate $300 million in lines of credit secured on a pari passu basis with the Secured Call-Protected Notes. As noted above, we must also maintain certain asset coverage and interest coverage covenants.

Modification or Waiver. Under certain circumstances, we can make changes to the 2010 Indenture and the Secured Notes. Some types of changes require the approval of each noteholder affected thereby, some require approval by a majority vote with respect to each affected series of debt securities (with the Secured Call-Protected Notes voting as a single series) and some changes do not require any approval at all. The changes that cannot be made to the Secured Notes without specific approval from each affected noteholder include: changing the stated maturity of the principal of or interest on such notes; reducing the principal amount of, or rate of interest on, such notes, including the amount payable upon acceleration of the maturity of the notes; releasing all or substantially all of the collateral for the notes; changing the place or currency of any payment on such notes; impairing the right to sue for payment on or with respect to such notes; reducing the percentage of outstanding notes that must consent to a modification or amendment of the indenture; reducing the percentage of outstanding notes that must consent to a waiver of compliance with certain provisions of the indenture, including provisions relating to quorum or voting or for waiver of certain defaults; and making any change to this list of changes that requires specific approval from the noteholders.

Events of Default. The following constitute events of default under the 2010 Indenture: we fail to make a principal payment when due at maturity, or any interest payment on a note when it is due and we do not cure the default within five business days; we fail to comply with certain covenants in the indenture, and after we become aware of or are notified of the default by the trustee, we do not cure the default within 30 days; an event of default under the Credit Facility; we default in the payment on any other debt equal to or greater than $25 million beyond the applicable cure period or default on any covenant with respect to such debt the effect of which default is to cause the holders of such debt to have the right to accelerate the debt; we file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days; the entry of a judgment, order, decree or arbitration award against us for an aggregate $40 million or more, which is not satisfied, vacated, discharged, stayed or bonded pending appeal within 60 days from entry thereof; certain ERISA-related defaults; a change in the ownership of 50% or more of our outstanding shares or a change in the membership of our board of directors such that a majority of the board consists of individuals who were either not (i) directors during the previous year, or (ii) selected to become directors by the board, of which a majority consisted of individuals described in clause (i), or clauses (i) and (ii) above; we fail to own all of the outstanding voting interests of each of our subsidiaries; the 2010 Indenture and related documents cease to be in full force and effect or to give the trustee and/or holders certain rights in any material respect; we deny or disaffirm any of our obligations under the documents; or any material portion of the collateral for the Secured Notes ceases to be enforceable or have a first priority security interest.

Remedies if an Event of Default Occurs. If an event of default other than an event of default relating to events in bankruptcy, insolvency or reorganization has occurred and has not been cured or waived, then the trustee or the holders of not less than a majority in principal amount of the Secured Notes, voting as a single series unless an event of default relates to one or more series but not all securities, may declare the entire principal amount of and any and all accrued and unpaid interest on all the securities to be due and immediately payable. An acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the Secured Notes, if all events of default have been cured or waived and certain other conditions are satisfied. If an event of default relating to events in bankruptcy, insolvency or reorganization has occurred, all unpaid principal and accrued and unpaid interest, and liquidated damages, if any, become immediately due and payable without any declaration or other act of the trustee or any holder.

If an event of default occurs, the trustee will have some special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. The trustee is not required to take any action under the indenture at the request of any noteholders unless the noteholders offer the trustee an indemnity, which is reasonable protection from expenses and liability. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the relevant series of debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority noteholders may also direct the trustee in performing any other action under the indenture. Before noteholders can bypass the trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the debt securities, the following must occur: noteholders must give the trustee written notice that an event of default has occurred and remains uncured; the holders of not less than a majority in principal amount of each series of Secured Notes must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the costs, expenses and other liabilities of taking that action; the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and during the 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. However, noteholders are entitled at any time to bring an individual lawsuit for the payment of the money due on their debt securities on or after its due date.

The holders of a majority in principal amount of each series of Secured Notes may waive a default for the series. If this happens, the default will be treated as if it has not occurred. A payment default on a noteholder’s debt security, however, may not be waived without the noteholder’s individual approval.

Certain Restrictions. Generally, under the 1940 Act, we may not declare any dividend (except a dividend payable in our stock), or any other distribution, upon our common stock, or purchase any of such stock, unless, in every such case, our senior securities have at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such dividend, distribution, or purchase price, as the case may be.

CERTAIN PROVISIONS OF THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THE SECOND AMENDED AND RESTATED BYLAWS, AS AMENDED

Limitation On Liability of Directors. We have adopted provisions in our Certificate of Incorporation limiting the liability of our directors, officers and employees for monetary damages to the extent permitted under Delaware law. The effect of this provision in our Certificate of Incorporation is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director or officers for breach of the fiduciary duty of care as a director or officer except in certain limited situations. This provision does not limit or eliminate our rights or any stockholder rights to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s or officer’s duty of care. These provisions will not alter the liability of directors or officers under federal securities laws.

Certain Anti-Takeover Provisions. Our Certificate of Incorporation and our Second Amended and Restated Bylaws contain certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to our Certificate of Incorporation and our Second Amended and Restated Bylaws.

Number of Directors; Removal; Filling Vacancies. Our Certificate of Incorporation provides that the number of directors will be determined pursuant to the bylaws. In addition, our Second Amended and Restated Bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least 66 2/3% of the members of our Board of Directors then in office. Our Certificate of Incorporation provides that any vacancies will be filled by the vote of a majority of the remaining directors, even if less than a quorum, and the directors so appointed shall hold office until the next annual election of directors and until their successors are elected and qualified. Accordingly, our Board of Directors could temporarily prevent any stockholder from enlarging our board of directors and filling the new directorships with such stockholder’s own nominees.

Our Certificate of Incorporation also provides that, except as may be provided in a resolution designating any class or series of preferred stock, with respect to any directions elected by the holders of such class, any directors or our entire Board of Directors, may be removed with or without cause by the affirmative vote of at least a majority of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

No Stockholder Action By Written Consent. Our Certificate of Incorporation and our Second Amended and Restated Bylaws provide that stockholder action can be taken only at an annual or special meeting of our stockholders. They also prohibit stockholder action by written consent in lieu of a meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our Second Amended and Restated Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders (the “Stockholder Notice Procedure”).

The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, our Board of Directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which our directors are to be elected, will be eligible for election as our directors and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before the meeting. Except for stockholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, notice of stockholder nominations or business to be conducted at a meeting must be received by us not less than 60 days or more than 90 days prior to the first anniversary of the previous year’s annual meeting if the notice is to be submitted at an annual stockholders meeting or no later than 10 days following the day on which notice of the date of a special meeting of stockholders was given if the notice is to be submitted at a special stockholders meeting.

Amendment of Our Certificate of Incorporation and Second Amended and Restated Bylaws. Our Certificate of Incorporation provides that the provisions therein relating to our Board of Directors, the number of directors, vacancies on our board of directors and removal of directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors voting together as a single class.

Our Certificate of Incorporation also provides that the other provisions of such certificate of incorporation may be amended, altered, changed or repealed, subject to the resolutions providing for any class or series of preferred stock, only by the affirmative vote of both a majority of the members of our Board of Directors then in office and a majority of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our Certificate of Incorporation also provides that our Second Amended and Restated Bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of our Board of Directors then in office. Any action taken by the stockholders with respect to adopting, amending, altering, changing or repealing our Second Amended and Restated Bylaws may be taken only by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class.

These provisions are intended to make it more difficult for stockholders to circumvent certain other provisions contained in our Certificate of Incorporation and Second Amended and Restated Bylaws. These provisions, however, also will make it more difficult for stockholders to amend the Certificate of Incorporation or Second Amended and Restated Bylaws without the approval of our Board of Directors, even if a majority of the stockholders deems such amendment to be in the best interests of all stockholders.

REGULATION

Business Development Company Requirements

We are a closed-end, non-diversified, management investment company that has elected to be regulated as a BDC under the 1940 Act, and, as such, are subject to regulation under that act.

Qualifying Assets

As a BDC, we may not acquire any asset other than “qualifying assets”, as defined by the 1940 Act, unless, at the time the acquisition is made, the value of our qualifying assets represent at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business include the following:

•	securities purchased in transactions not involving any public offering from:

a)	an issuer that (i) is organized and has its principal place of business in the United States, (ii) is neither an investment company other than a wholly-owned small business investment company nor an entity that would be an investment company but for certain statutory exemptions, and (iii) does not have any class of securities listed on a national securities exchange with a market capitalization in excess of $250 million; or

b)	an issuer that satisfies the criteria set forth in clauses (a) (i) and (ii) above but not clause (a)(iii), so long as, at the time of purchase, we own at least 50% of (i) the greatest amount of equity securities of the issuer, including securities convertible into such securities and (ii) the greatest amount of certain debt securities of such issuer, held by us at any point in time during the period when such issuer was an eligible portfolio company, except that options, warrants, and similar securities which have by their terms expired and debt securities which have been converted, or repaid or prepaid in the ordinary course of business or incident to a public offering of securities of such issuer, shall not be considered to have been held by us, and we are one of the 20 largest holders of record of such issuer’s outstanding voting securities;

•

securities of an issuer described in clauses (a)(i) and (ii) above with respect to which we control (alone or together as a part of a group), we in fact exercise a controlling influence over such issuer’s management or policies and a person affiliated with us is on the issuer’s board of directors;

•	securities received in exchange for or distributed with respect to securities described above, or pursuant to the exercise of options, warrants or rights relating to such securities; and

•	cash, cash items, government securities, or high quality debt securities maturing in one year or less from the time of investment.

Under the 1940 Act, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC without consent of the holders of a majority of our outstanding voting securities. Since we made our BDC election, we have not made any substantial change in our structure or in the nature of our business.

To include certain securities above as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of the securities or offer to make significant managerial assistance available to the issuer of those securities, such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company or making loans to a portfolio company. We make significant managerial assistance available to each of our portfolio companies.

Leverage

The 1940 Act permits us, as a BDC, to issue senior debt securities and preferred stock (collectively, “Senior Securities”) in amounts such that our asset coverage is at least 200% after each issuance of Senior Securities, or equal to or greater than our asset coverage prior to such issuance. Asset coverage is defined in the 1940 Act as the ratio which the value of the total assets, less all liabilities and indebtedness not represented by Senior Securities, bears to the aggregate amount of Senior Securities representing indebtedness. Such indebtedness may also be incurred for the purpose of effecting share repurchases. As a result, we are exposed to the risks of leverage. Although we have no current intention to do so, we have retained the right to issue preferred stock. As permitted by the 1940 Act, we may, in addition, borrow amounts up to 5% of our total assets for temporary purposes. As of June 30, 2010, our asset coverage was 206%.

Under the 1940 Act, if a BDC has any senior debt securities outstanding that were publicly issued, the BDC must make provision to prohibit the declaration of any dividend (except a dividend payable in the stock of the BDC) if its asset coverage is below certain thresholds at the time of the distribution after deducting the amount of such dividend. However, we have received guidance from the staff of the SEC that notwithstanding this provision of the 1940 Act, we are able to declare and pay dividends pursuant to the revenue procedure issued by the Internal Revenue Service (“IRS”). See “Business—Regulated Investment Company Requirements.”

Issuance of Stock

We are generally not able to issue and sell our common stock at a price below our NAV per share, exclusive of any distributing commission or discount except (a) in connection with a rights offering to our existing shareholders, (b) with the consent of the majority of our common shareholders or (c) under such circumstances as the SEC may permit. If we sell our common stock at a price below the current NAV per share of our common stock, or sell warrants options or rights to acquire our common stock at a price below the current NAV per share of our common stock, our Board of Directors must determine that such a sale is in our best interests.

On February 19, 2009, our shareholders approved a proposal to authorize us to sell shares of our common stock at prices below our NAV per share in one or more offerings subject to certain limitations, including the prior approval of our Board of Directors. The authorization was effective for the twelve month period that expired on February 19, 2010 and the number of shares that could be issued below our NAV per share was limited to (i) the number of shares of our common stock issued for the acquisition of the ordinary shares of European Capital and (ii) a maximum of an additional 42.8 million shares of common stock, which was 20% of the number of shares outstanding as of the record date for shareholder vote of the proposal, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations. As a result of the shareholder distribution on August 7, 2009, which consisted of $24 million in cash and 67 million shares of common stock, the number of shares of common stock that could be issued below our NAV per share was increased to approximately 55.6 million shares. In March 2009 we issued 11.5 million shares of our common stock in connection with the European Capital acquisition. On February 12, 2010, our shareholders approved a proposal to authorize us to sell shares of our common stock at prices below our NAV per share in one or more offerings subject to certain limitations, including the prior approval of our Board of Directors, for a twelve month period starting on February 19, 2010 and expiring on February 12, 2011. The number of shares that may be issued below our NAV per share is limited to 58,324,930 shares of common stock, which was 20% of the number of shares outstanding as of the record date for shareholder vote of the proposal, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations. On April 22, 2010, we sold 58,300,000 shares of common stock to certain institutional investors pursuant to such authorization.

Regulated Investment Company Requirements

We operate so as to qualify as a RIC under Subchapter M of the Code. If we qualify as a RIC and annually distribute to our shareholders in a timely manner at least 90% of our investment company taxable ordinary income, we will not be subject to federal income tax on the portion of our taxable ordinary income and long-term capital gains we distribute to our shareholders. Taxable income generally differs from net income as defined by accounting principles generally accepted in the United States (“GAAP”) due to temporary and permanent timing differences in the recognition of income and expenses, returns of capital and net unrealized appreciation or depreciation of investments.

Generally, in order to maintain our status as a RIC, we must: a) continue to qualify as a BDC; b) distribute to our shareholders in a timely manner, at least 90% of our investment company taxable ordinary income, as defined by the Code; c) derive in each taxable year at least 90% of our gross investment company income from dividends, interest, payments with respect to securities loans, gains from the sale of stock or other securities or other income derived with respect to our business of investing in such stock or securities as defined by the Code; and d) meet investment diversification requirements. The diversification requirements generally require us at the end of each quarter of the taxable year to have (i) at least 50% of the value of our assets consist of cash, cash items, government securities, securities of other regulated investment companies and other securities if such other securities of any one issuer do not represent more than 5% of our assets and 10% of the outstanding voting securities of the issuer; and (ii) no more than 25% of the value of our assets invested in the securities of one issuer (other than U.S. government securities and securities of other RICs), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses.

If we fail to satisfy the 90% distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in such year on all of our taxable income, regardless of whether we make any distribution to our shareholders. In addition, in that case, all of our distributions to our shareholders will be characterized as ordinary income (to the extent of our current and accumulated earnings and profits). We have distributed and currently intend to distribute sufficient dividends to eliminate our investment company taxable income.

On January 7, 2009, the IRS issued Revenue Procedure 2009-15, which temporarily allows a RIC to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as a dividend if (i) the stock is publicly traded on an established securities market, (ii) the distribution is declared with respect to a taxable year ending on or before December 31, 2009 and (iii) each shareholder may elect to receive his entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash. On December 23, 2009, the IRS issued Revenue Procedure 2010-12, which extends under similar terms the temporary guidance provided by Revenue Procedure 2009-15. This new guidance applies to distributions by a RIC of its own stock declared by December 31, 2012 with respect to RIC distribution requirements for taxable years ending on or before December 31, 2011.

In addition, with respect to each calendar year, if we distribute or have treated as having distributed (including amounts retained but designated as deemed distributed) in a timely manner 98% of our capital gain income for each one-year period ending on October 31, and distribute 98% of our investment company ordinary income for such calendar year (as well as any ordinary income not distributed in prior years), we will not be subject to the 4% nondeductible federal excise tax imposed with respect to certain undistributed income of RICs. We may elect to not distribute all of our investment company taxable income and pay the excise tax on the undistributed amount. Any such undistributed income is carried over into the next year as taxable income subject to the minimum distribution requirements for that year.

SHARE REPURCHASES

Common stock of closed-end investment companies frequently trade at discounts from net asset value. We cannot predict whether our shares of common stock will trade above, at or below the net asset value thereof. The market price of our shares is determined by, among other things, the supply and demand for our shares, our investment performance, investor perception of our overall attractiveness as an investment as compared with alternative investments and general economic conditions. Our Board of Directors has previously authorized our officers in their discretion, subject to compliance with the 1940 Act and other applicable law, to purchase on the open market or in privately negotiated transactions, outstanding shares of our common stock in the event that the shares trade at a discount to NAV per share. During 2008 and 1998, in accordance with the regulations governing RICs, we repurchased approximately 200,000 and 30,000 shares, respectively, of our outstanding common stock. In 1999, we repurchased warrants for 393,675 shares of our common stock that were previously sold to certain underwriters in connection with our IPO. Our Board of Directors discontinued the 2008 stock buyback program in November 2008.

PLAN OF DISTRIBUTION

We may sell the Securities through underwriters or dealers, directly to one or more purchasers, including existing shareholders in a rights offering, or through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement or pricing supplement, if any, accompanying this prospectus.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. In the case of our common stock, the offering price per share less any underwriting commissions or discounts must generally equal or exceed the net asset value per share of our common stock except (a) in connection with a rights offering to our existing shareholders, (b) with the consent of the majority of our common shareholders or (c) under such circumstances as the SEC may permit. On February 12, 2010, our shareholders approved a proposal to authorize us to sell shares upto 58,324,930 shares of our common stock at prices below our NAV per share in one or more offerings subject to certain limitations as described herein, including the prior approval of our Board of Directors, until February 12, 2011. On April 22, 2010, we sold 58,300,000 shares of common stock to certain institutional investors pursuant to such authorization. We may also generally sell Senior Securities if our BDC asset coverage ratio is at least 200% after giving effect to such offering, or equal to or greater than our asset coverage prior to such issuance.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR, AND TRUSTEE

Our securities are held under custodian agreements by PNC Bank, National Association and Wells Fargo Bank, National Association. The address of the custodians are 249 Fifth Avenue, Pittsburgh, PA 15222 and Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479, respectively. Our assets are held under bank custodianship in compliance with the 1940 Act. Computershare Trust Company, N.A. acts as our transfer and dividend paying agent and registrar. The principal business address of Computershare Trust Company, N.A. is P.O. Box 43010, Providence, RI 02940-3010. Wilmington Trust Company is the trustee under the indentures governing our debt securities. Its principal business address is 1100 North Market St., Wilmington, DE 19801.

LEGAL MATTERS

The legality of the Securities offered hereby will be passed upon for us by Arnold & Porter LLP, Washington, D.C. If certain legal matters in connection with an offering of Securities are passed upon by counsel for the underwriters, if any, of such offering, that counsel will be named in the related prospectus supplement or pricing supplement, if any, accompanying this prospectus.

Samuel A. Flax, our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, served as counsel to Arnold & Porter LLP from January 1, 2005, through December 31, 2005, and was previously a partner at that firm.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 and our consolidated financial highlights for each of the five years in the period ended December 31, 2009, as set forth in their report dated March 1, 2010 (except notes 2 and 19, as to which the date is June 30, 2010), and our schedule 12-14 as of and for the year ended December 31, 2009, as set forth in their report dated March 1, 2010. Ernst & Young LLP has also audited our senior securities table as of December 31, 2009, as set forth in their report dated April 28, 2010. We have included our consolidated financial statements and consolidated financial highlights, schedule 12-14, and senior securities table in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

TABLE OF CONTENTS OF

STATEMENT OF ADDITIONAL INFORMATION

	Page in the Statement of Additional Information	Location of Related Disclosure in the Prospectus
General Information and History	SAI-2	2, 70
Investment Objectives and Policies	SAI-2	82
Management	SAI-2	103
Control Persons and Principal Holders of Our Common Stock	SAI-23	—
Certain Transactions with Related Persons	SAI-24	—
Investment Advisory Services	SAI-25	—
Safekeeping, Transfer and Dividend Paying Agent and Registrar, and Trustee	SAI-25	125
Consolidated Financial Statements	SAI-25	F-1
Brokerage Allocation and Other Practices	SAI-25	—
Tax Status	SAI-26	—

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these Securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not a prospectus.

AMERICAN CAPITAL, LTD.

STATEMENT OF ADDITIONAL INFORMATION                  , 2010

This SAI is not a prospectus, and should be read in conjunction with the prospectus dated                  , 2010 relating to this offering and the accompanying prospectus supplement, if any. A copy of the prospectus and the relevant accompanying prospectus supplement or pricing supplement, if any, may be obtained by calling American Capital, Ltd. at (301) 951-6122 and asking for Investor Relations. Terms not defined herein have the same meaning as given to them in the prospectus.

	Page in the Statement of Additional Information	Location of Related Disclosure in the Prospectus
General Information and History	SAI-2	2, 70
Investment Objectives and Policies	SAI-2	82
Management	SAI-2	103
Control Persons and Principal Holders of Our Common Stock	SAI-23	—
Certain Transactions with Related Persons	SAI-24	—
Investment Advisory Services	SAI-25	—
Safekeeping, Transfer and Dividend Paying Agent and Registrar, and Trustee	SAI-25	125
Consolidated Financial Statements	SAI-25	F-1
Brokerage Allocation and Other Practices	SAI-25	—
Tax Status	SAI-26	—

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GENERAL INFORMATION AND HISTORY

We are a publicly traded private equity fund and global asset manager. We invest in private equity, private debt, private real estate investments, early and late stage technology investments, special situation investments, alternative asset funds managed by us and structured finance investments. These investments constitute, in part, what are considered alternative assets. We provide investors the opportunity to participate in the private equity and alternative asset management industry through an investment in our publicly traded stock. On August 29, 1997, we completed an initial public offering of 10,382,437 shares of our common stock and became a non-diversified, closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). On October 1, 1997, we began operations so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

INVESTMENT OBJECTIVES AND POLICIES

Our primary investment objectives are to increase our taxable income, net realized earnings and net asset value by investing in senior debt, subordinated debt and equity securities of private companies, early and late stage technology companies and companies in special situations with attractive current yields and/or potential for equity appreciation and realized gains and by investing in our alternative asset manager business. In addition, we invest in CMBS, CLO and CDO securities. Additionally, through our asset management business, we also earn base management fees based on the size of our funds and incentive income based on the performance of our funds. In addition, we may invest directly into our alternative asset funds and earn investment income from our principal investments in those funds. We intend to grow our existing funds, while continuing to create innovative products to meet the increasing demand of sophisticated investors for superior risk-adjusted investment returns. We will at all times seek to conduct our business so as to retain our status as a BDC and to qualify to be taxed as a RIC. We had $12.7 billion of capital resources under management as of December 31, 2009, including $6.0 billion under management in our alternative asset funds. A discussion of the selected financial data, supplementary financial information and management’s discussion and analysis of financial condition and results of operations is included in the prospectus. We are headquartered in Bethesda, Maryland, and we, or our portfolio company American Capital, LLC, maintain offices in New York, Chicago, Dallas, Boston, London, Paris, and Hong Kong.

MANAGEMENT

Compensation of Executive Officers and Directors

Under SEC rules applicable to BDCs, we are required to set forth certain information regarding the compensation of certain of our executive officers and directors. The following tables set forth compensation earned during the year ended December 31, 2009, by all of our directors, our principal executive officer, our principal financial officer and each of our three highest paid executive officers (collectively, “Named Executive Officers,” or “NEOs”).

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DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

The elements of compensation for our non-employee directors include a retainer, fees for attending meetings and, if applicable, for serving on the boards of directors of our portfolio companies, stock options and compensation under our disinterested director retention plan. The retainer and fee rates noted below for 2009 did not increase from 2008. The 2010 rates were also set at the same level.

For 2009, non-employee directors were paid a retainer for service on the Board of Directors at the rate of $100,000 per year, with the lead director and members chairing a committee receiving an additional retainer at the rate of $10,000 per year. In addition, non-employee directors received a fee of $3,000 for attending Board or committee meetings and certain other meetings, with approval of the Chairman of our Board of Directors. Non-employee directors received a fee from us for each American Capital portfolio company board of directors on which they served, in lieu of any payment by the portfolio company. For such companies that are not public, that fee is set at the rate of $30,000 per year. For such companies that are public that fee is based on the fee payable by the company to its other directors. Directors are reimbursed for travel, lodging and other out-of-pocket expenses incurred in connection with the Board of Directors and committee meetings. Directors who are our employees do not receive additional compensation for service as a member of the Board of Directors.

The following table sets forth the compensation received by each non-employee director during 2009:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Mary C. Baskin (2000)	325,000	—	88,605	—	—	—	413,605
Neil M. Hahl (1997)	347,000	—	88,605	—	—	—	435,605
Philip R. Harper (1997)	308,000	—	88,605	—	—	—	396,605
John A. Koskinen (2007)	256,000	—	88,605	—	—	—	344,605
Stan Lundine (1997)	244,000	—	88,605	—	—	—	332,605
Kenneth D. Peterson, Jr. (2001)	187,000	—	88,605	—	—	—	275,605
Alvin N. Puryear (1998)	392,000	—	88,605	—	—	—	480,605

(1)	The column “Fees Earned or Paid in Cash” includes the following payments by us to directors in 2009 for serving on certain boards of directors of our portfolio companies in the following amounts: Ms. Baskin—$30,000 for Core Business Credit, LLC and $30,000 for eLynx Holdings, Inc.; Mr. Hahl— $30,000 for WIS Holdings Company Inc. and $30,000 for The Meadows of Wickenburg, L.P.; Mr. Harper—$30,000 for SMG Holdings Inc.; Dr. Puryear—$30,000 for each of CIBT Travel Solutions, Inc. and Financial Asset Management Systems, Inc., and $61,000 for American Capital Agency Corp.
(2)	Amounts under the column “Option Awards” represent the fair value of stock option awards granted in 2009 based on the fair value per share that we recognize for financial statement reporting purposes in accordance with Financial Accounting Standards Board ASC Topic 718, Compensation-Stock Compensation (“ASC 718”) using certain assumptions that we explain under the heading “Stock Based Compensation” in Item 7 of Management’s Discussion and Analysis in our Annual Report on Form 10-K for the year ended December 31, 2009. On December 31, 2009, Ms. Baskin, Messrs. Hahl, Harper, Lundine, Peterson, Koskinen and Dr. Puryear had the following aggregate option awards outstanding: 223,750; 208,750; 208,750; 208,750; 183,750; 203,750; and 208,750, respectively.

We have established a series of option plans for our non-employee directors, each of which must be approved by the Securities and Exchange Commission (the “SEC”) under the 1940 Act to become effective. The first was the 1997 Disinterested Director Stock Option Plan, which was approved by the SEC on May 14, 1999,

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and which provided for the issuance to participants of options to purchase an aggregate of 150,000 shares of our common stock. Messrs. Hahl, Harper and Lundine and Dr. Puryear each received automatic grants of options to purchase 15,000 shares of our common stock when the plan was approved by the SEC. In addition, as of May 15, 2000, Messrs. Hahl, Harper and Lundine and Dr. Puryear each received grants of options to purchase an additional 5,000 shares of our common stock. Ms. Baskin and Mr. Peterson were granted options to purchase 15,000 shares of our common stock each on June 15, 2000 and January 23, 2001, respectively, and Mr. Koskinen was granted options to purchase 20,000 shares of our common stock on February 2, 2007. All such options have vested and are fully exercisable. All unexercised options expire ten years from the date of grant except that the initial grants to Messrs. Hahl, Harper and Lundine expired on November 6, 2007, and Dr. Puryear’s initial grant expired on September 15, 2008.

The second plan was the 2000 Disinterested Director Stock Option Plan, which provides for the issuance of options to purchase up to 150,000 shares of our common stock, and which became effective on February 28, 2006, when the SEC issued an order authorizing the plan. Ms. Baskin, Messrs. Hahl, Harper, Lundine and Peterson, and Dr. Puryear, who were our directors on the date of the order, each received an automatic grant of options to purchase 25,000 shares of our common stock. All such options have now vested. These options expire on October 30, 2013.

The third plan was the 2006 Stock Option Plan, which provides for the issuance to non-employee directors of options to purchase up to 320,000 shares of our common stock, and which became effective on February 16, 2007, when the SEC issued an order authorizing the plan. Each of the non-employee directors received an automatic grant of options to purchase 40,000 shares of our common stock on February 16, 2007. All such options have now vested. These options expire on May 11, 2016, except for Mr. Koskinen’s options, which will expire on February 1, 2017.

The fourth plan was the 2007 Stock Option Plan, which provides for the issuance of options to purchase up to 400,000 shares of our common stock, and which became effective on October 24, 2007, when the SEC issued an order authorizing the plan. Each of the non-employee directors received an automatic grant of options to purchase 50,000 shares of our common stock. All such options will vest over the first three anniversaries of May 4, 2007, and expire on May 4, 2017. Vesting of these options will be automatically accelerated upon the occurrence of death or disability of the director.

The fifth plan was the 2008 Stock Option Plan, which provides for the issuance of options to purchase up to 750,000 shares of our common stock, and which became effective on September 30, 2009, when the SEC issued an order authorizing the plan. Each of the non-employee directors received an automatic grant of options to purchase 93,750 shares of our common stock. All such options will vest over the first three anniversaries of May 19, 2008, and expire on May 19, 2018. Vesting of these options will be automatically accelerated upon the occurrence of death or disability of the director.

The sixth plan was the 2009 Stock Option Plan, which provides for the issuance of options to purchase up to 750,000 shares of our common stock. We have filed an application for such an order with the SEC but have not yet received an order. No options will be issued to non-employee directors under the 2009 Stock Option Plan until the SEC issues such an order (an “SEC Approval Order”). The 2009 Stock Option Plan is designed such that all grants to non-employee directors will be automatic and nondiscretionary. Each person who was a non-employee director during the entire period from June 11, 2009, to the date of the SEC Approval Order, will automatically be granted an option to purchase 93,750 shares of our common stock on the date of the SEC Approval Order. Such an option will be deemed to vest over a three-year period commencing on June 11, 2009. Each person who becomes a non-employee director after June 11, 2009, will (assuming that there are a sufficient number of shares available for issuance under the 2009 Stock Option Plan) automatically be granted an option to purchase 93,750 shares of our common stock as of the later of the date of the SEC Approval Order and the date the person becomes a non-employee director. Such an option will be deemed to vest over a three-year period commencing on the date the person becomes a non-employee director, or, if the date of the SEC Approval Order

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is after any such anniversary, the options that would have vested on any such anniversary date shall vest on the date of the SEC Approval Order. Vested options may be exercised no later than June 11, 2019 (or the ten-year anniversary of the date the person becomes a non-employee director if the person becomes a non-employee director after June 11, 2009), or, if later, the three-year anniversary of the date of the SEC Approval Order.

On July 27, 2006, the Board of Directors approved the American Capital Strategies, Ltd. Disinterested Director Retention Plan (the “Retention Plan”) for the purposes of attracting and retaining non-employee directors of outstanding competence. The Retention Plan was subsequently terminated by the Board on August 12, 2010. All of our directors who are not “interested” on the Board of Directors were eligible to participate in the Retention Plan. The Retention Plan was a nonqualified deferred compensation plan, which provided for a lump sum payment in cash, which would generally be paid to a participant shortly following a director’s termination of service. On December 11, 2008, the Board of Directors amended the Retention Plan to suspend further accruals, and set the benefit that would be paid under the Retention Plan as each director’s number of full and fractional years of service as of December 11, 2008, multiplied by the current $100,000 director retainer. Each director had fully vested in his or her account at such time. Upon termination of the Retention Plan, all accrued amounts plus an addition termination payment of $50,000 were paid to the participants.

Stock Ownership Guidelines

Our Board of Directors believes that directors more effectively represent the best interests of the company if they are stockholders themselves. Thus, non-employee directors are encouraged to own shares of our common stock equal in value to the lesser of two times the annual cash Board retainer (which was $100,000 for 2009) or 5,000 shares within five years of joining the Board (of which 1,000 shares should be owned within the first year of joining the Board). The minimum number of shares to be held by the directors will be calculated on the first trading day of each calendar year based on their fair market value. In the event the cash retainer increases, the directors will have five years from the time of the increase to acquire any additional shares needed to meet these guidelines.

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EXECUTIVE COMPENSATION

The following is a discussion of certain aspects of our compensation program and practices as they relate to our principal executive officer, our principal financial officer and our three other most highly-paid executive officers for 2009, whom we refer to below collectively as our “named executive officers,” or “NEOs.” We also refer to our CEO, Presidents, CFO and GC as our “senior management.”

Executive Compensation Philosophy and Objectives in the Current Economic Environment

There have been material developments in the financial markets worldwide over the past two years, which have led to a recession in the U.S. and other countries. We have been adversely affected by these developments, as has virtually every financial institution in the world. We believe that our ability to weather these challenging economic times and continue our success as a leading private equity firm and alternative asset manager depends on our ability to motivate and retain outstanding executive officers through the use of both current and long-term incentive compensation programs, which are competitive in a global market. We also believe that as a public company, elements of our executive compensation program should be designed to align employee interests with those of the stockholders and to reward performance above established goals, which is why we implemented our long-term incentive compensation programs. We establish compensation levels for our named executive officers based on current competitive market conditions and individual and company performance, each in the context of the economic climate, the relative values of different compensation programs and the widespread concern over executive pay. Our executive compensation programs and related data are reviewed throughout the year and on an annual basis by the Compensation and Corporate Governance Committee (the “Compensation Committee”) to determine if our executive officers are meeting their stated objectives and the programs are providing their intended results.

Decision-Making Process; Role of Executive Officers

The Compensation Committee performs an extensive review of each element of compensation of our executive officers at least once a year and makes a final determination regarding any adjustments to current compensation structure and levels after considering a number of factors. The Compensation Committee generally takes into account the scope of an officer’s responsibilities, performance and experience and balances these factors with competitive compensation levels, our performance and current market conditions. During the annual review process, the Compensation Committee reviews our full-year financial results against financial performance in prior periods with members of senior management and considers research conducted by our senior vice president—human resources (“SVP HR”) and her staff on compensation structure and levels at similar firms (“Industry Data”). Even during this turbulent financial crisis, we believe that we compete with private and public management companies of private equity, mezzanine, hedge funds and other types of funds to retain our executive talent. The Compensation Committee also considers recommendations made by our CEO and SVP HR and compensation consultants, if any, with regard to compensation for each of the other NEOs, based on the Industry Data, the performance of each executive officer and our performance over the past year.

Compensation Consultants

Under its charter, the Compensation Committee has the authority to select, retain and terminate compensation consultants. In 2009, the Compensation Committee did not retain any compensation consultants.

Elements of Compensation

We pay our named executive officers a combination of base salary, cash incentive payments and long-term incentive compensation, in addition to providing health, retirement and other benefits. In addition, we have entered into employment agreements with each of the NEOs. In accordance with applicable law and the Compensation Committee’s charter, the Compensation Committee is required to approve any changes in the compensation of our executive officers. We have not adopted any formal policies or guidelines for allocating

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compensation between long-term compensation and regularly-paid income or between cash and non-cash compensation. We strive to achieve an appropriate mix between equity incentive awards and cash compensation in order to meet our objectives, as set forth above. For our NEOs, annual salary constituted 20.1% to 28.3% of total compensation, cash incentive payments under our Performance Incentive Plan for each quarter constituted 34.6% to 40.3% of total compensation and long-term incentive compensation constituted the remaining 36.9% to 39.6% of total compensation in 2009. Thus, we believe that our NEOs remain closely aligned with our stockholders during this economic crisis. Each element of compensation is discussed briefly below.

Base Salary

Base salary is one component of each named executive officer’s cash compensation. We establish base salary after considering a variety of factors, including the current economic conditions and competitive market for executive officers, the scope of each officer’s responsibilities, the performance of the executive officer and our performance and if requested, recommendations from a retained compensation consultant. Base salaries are used to attract, motivate and retain outstanding employees.

Base salaries for our executive officers are reviewed annually by the Compensation Committee and at the time of a promotion or other change in responsibility of an executive officer and may be adjusted after considering the above factors. Each named executive officer’s employment agreement sets a minimum base salary, as described below under “Employment Agreements.” While the Compensation Committee believes that the named executive officers performed well in 2009 in an extraordinarily tough business environment, they determined not to increase the salaries of the NEOs for 2010, which have not been increased since 2007, except for Mr. O’Brien. The current base salaries for the NEOs are $1,495,000 for Mr. Wilkus, $1,085,000 for Mr. Erickson, and $1,020,000 for each of Messrs. Flax, O’Brien and Wagner.

Short-Term Incentive Payments

Each named executive officer is entitled to participate in a performance-based target incentive payment program under which he may receive a cash incentive payment based on a target amount. The target amount for each NEO is generally determined by the Compensation Committee each year prior to or shortly after the beginning of the year. The Compensation Committee then makes a quarterly determination regarding the amount, if any, of the target incentive payment that should be paid to each named executive officer for that quarter. Typically, only a portion of the incentive payment, if any, will be paid after the end of each of the first three quarters of the year and the majority of the incentive payment is considered for payment after the year has concluded and the Compensation Committee has reviewed our performance and the NEO’s performance for the entire year. Payment of the quarterly and year-end target incentive payments in 2009 was contingent on our achievement of certain performance goals set by the Committee and intended to qualify under Section 162(m) of the Code (the “Section 162(m) Criteria”). For 2010, we have again established Section 162(m) Criteria each quarter, as well as the full year. The portion of each executive officer’s target incentive payment that is contingent on achievement of Section 162(m) Criteria is paid as part of our Performance Incentive Plan and is described further below.

The quarterly payout of a target incentive payment, if any, is intended to motivate our NEOs throughout the year and to match rewards with actual performance when value is added, with a larger amount typically paid at the end of the year. After the conclusion of each year, the Compensation Committee meets to review each executive officer’s performance and our overall performance for the year, including the achievement of the Section 162(m) Criteria, as discussed below.

Each named executive officer’s employment agreement sets a minimum target incentive payment amount, which is described below. Any amount above the minimum target incentive payment amount set forth in each employment agreement is at the discretion of the Compensation Committee. For 2010, the Compensation Committee determined not to increase the target incentive payment amount of the NEOs from the following amounts set for 2009, which was also the same as for 2008: Mr. Wilkus at $6,000,000, Mr. Erickson at

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$3,000,000, and $2,500,000 for each of Messrs. Flax, O’Brien and Wagner. The NEOs were awarded half of their target incentive payment amount under the Performance Incentive Plan for 2009 under the retention agreements described below. After considering market data, the Compensation Committee concluded that the 2010 target incentive payment amounts were consistent with market practices and sufficient to meet our objectives as described above. As discussed further below, we entered in agreements with each of the NEOs under which we guaranteed, under certain circumstances, that each NEO will receive at least a portion of the 2009 target incentive payment amount

Long-Term Incentive Compensation Plans

Each NEO participates in long-term incentive compensation plans as do virtually all of our employees. The Compensation Committee and our Board of Directors believe that stock-based incentive compensation is necessary to help attract, motivate and retain outstanding officers, employees and directors and to align further their interests with those of our stockholders. As discussed above, long-term incentive compensation comprised 36.9% to 39.6% of the NEOs’ total compensation for 2009, which we believe helps to ensure that our NEOs are focused on rebuilding stockholder value during this unprecedented economic period.

Stock-based compensation advances the interests of our company, but as a business development company we are restricted under the 1940 Act in the forms of incentive compensation that we can provide to our employees. For instance, we cannot compensate employees with stock appreciation rights. However, we compete with numerous private equity, mezzanine and hedge funds for our investment professionals. Such funds commonly pay to their partners and employees 20% of the profits (including capital gains), or carried interest, of each newly-raised fund under management. We have established three long-term equity based incentive plans based on these considerations.

Employee Stock Ownership and 401(k) Plans

We have established the American Capital, Ltd. Employee Stock Ownership Plan (the “ESOP”) as an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code, and the American Capital, Ltd. 401(k) Plan (the “401(k) Plan”) with a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. We maintain the ESOP and 401(k) Plan for the benefit of our employees to enable them to share in our growth and supplement their personal savings and social security. The ESOP provided that for plan years prior to January 1, 2010, participants would receive allocations of our common stock at least equal to 3% of their annual compensation, up to certain statutory maximums. We will not be making a contribution to the ESOP for the 2010 plan year. The 401(k) Plan allows participants to make elective deferrals of a portion of their income as contribution to a Section 401(k) profit sharing plan. Beginning with the 2010 plan year, the 401(k) Plan provides that we may make discretionary matching contributions to the 401(k) Plan. We have determined that for 2010 we will match 100% of an employee’s 401(k) contributions, up to the first 3% of his or her compensation, subject to statutory maximums. The statutory maximum matching contribution for 2010 is $7,350. The NEOs participate in the ESOP and 401(k) Plan on the same basis as all of our other employees.

Employee Stock Option Plans

Under conditions specified in the 1940 Act, business development companies are permitted to issue stock options to their employees. Stock options are a key element of our named executive officers’ compensation. We currently maintain the Existing Option Plans, which provide for the grant of incentive stock options and nonqualified stock options. All of our employees are eligible to participate in our Existing Option Plans. For 2009, the Compensation Committee awarded stock options to the NEOs in the following amounts: Mr. Wilkus, 1,309,416, Mr. Erickson, 740,110, Mr. Flax, 626,241, Mr. O’Brien, 626,241 and Mr. Wagner, 626,241.

We established the Existing Option Plans for the purpose of attracting and retaining executive officers and other key employees, and with respect to the 2006 Stock Option Plan, the 2007 Stock Option Plan, the 2008 Stock Option Plan, and the 2009 Stock Option Plan, non-employee directors. The Compensation Committee

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administers the Existing Option Plans. Each of the Existing Option Plans sets a maximum number of shares that may be granted to any single participant. The Compensation Committee uses such criteria as it deems important to determine who will receive awards and the number of options awarded, including the recommendations of senior management. The Compensation Committee generally takes into account the scope of an officer’s responsibilities and experience and balances these factors against competitive compensation levels to attract, motivate and retain outstanding officers. The Compensation Committee has the authority to set the exercise price for options and to adjust the exercise price following the occurrence of events such as stock splits, dividends, distributions and recapitalizations.

Grants under the Existing Option Plans have generally been made to most employees on a quarterly basis on the recommendation of senior management and the timing of our grants to named executive officers has been in symmetry with our grants to employees more generally. However, since November 2009, the Compensation Committee has decided to award options only to executive and non-executive officers, because only non-officer employees were eligible for salary adjustments for 2010, whereas executive and non-executive officers did not receive salary increases for 2009 or 2010. However, the Compensation Committee may continue to award options to certain employees (both executive and non-executive) for the achievement of specific performance goals generally related to the exit of investments. The grant dates of awards under our Existing Option Plans are the Compensation Committee approval dates for the respective grants, except with regard to the delegated authority grants, in which case the date of grant is specified in the delegation of authority, but in each such case no earlier than the date the individual is identified to receive a grant.

Options may be exercised during a period of no more than ten years following the date of grant. The Compensation Committee has the discretion to set the vesting period for options and to permit the acceleration of vesting under certain circumstances. Vesting is automatically accelerated upon the occurrence of specified change of control transactions. Section 61(a) of the 1940 Act imposes certain requirements on our option plans including that the options must expire no later than ten years from grant, the options must not be separately transferable other than by gift, will or intestacy, the exercise price at the date of issuance must not be less than the current market price for the underlying stock, the plan must be approved by a majority of our directors who are not “Interested Persons” and by the stockholders and we must not have a profit-sharing plan as described in the 1940 Act.

In December 2009, we commenced a tender offer to all of our employees, including our NEOs, to exchange certain eligible options for an option cancellation payment equal to $0.05 per eligible option for non-executive officer employees and $0.01 per eligible option for executive officers employees. The tender offer was motivated for a variety of reasons, including primarily the fact that the decline in the market price of our common stock since late 2007 had significantly reduced the value of the eligible options because the exercise price of those outstanding options far exceeds the present market price of our common stock, virtually eliminating the incentive and retention value of these options. In addition, pursuant to the 1940 Act, we are generally limited in the amount of stock options that may be issued and outstanding at any point in time to no more than 20% of our total shares outstanding. We repurchased options for an aggregate 21,736,066 shares, of which 8,135,881 were tendered by the NEOs, for an aggregate payment of $81,359 to such NEOs. In connection with the repurchase and cancellation of these options, the total compensation for our NEOs includes non-cash stock compensation expense totaling $9,234,909 incurred by us due to the required acceleration of vesting before the options were repurchased and cancelled. The NEOs received no benefit for the $9,234,909 non-cash stock compensation expense incurred by us except for the payment of $81,359 in the aggregate noted above.

Performance Incentive Plan

As discussed above, we believe that our employee compensation plans must provide an economic interest in us similar to that generally gained by partners and employees of the management company of private equity, mezzanine and hedge funds. We believe that our Existing Option Plans only partially fulfill this objective. First, they do not allow option holders to share in any dividends paid on our common stock. In addition, under our

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asset management strategy, we have expanded our management of assets to assets in externally managed funds in addition to assets that we own. Funding the asset management strategy involves the raising of capital by entities other than us and does not involve the sale of shares of our common stock. However, under the 1940 Act, the number of options that we can have outstanding is limited to no more than 20% of the outstanding shares of our common stock. Therefore, the number of outstanding options may not be sufficient to compensate employees at competitive levels within the industry commensurate with the amount of assets we have under management.

Thus, in order to further align the interests of our employees and our stockholders, to address the fact that our employees are not receiving the benefit of any dividends paid on our common stock with respect to their option grants and to reflect the additional assets under management through externally managed funds, we established the Performance Incentive Plan (formerly known as the Incentive Bonus Plan) in 2006. It is an unfunded bonus program exempt from ERISA. Virtually all of our employees are eligible to and do participate in the Performance Incentive Plan. The Compensation Committee determines the dollar amount of each award made to the executive officers under the Performance Incentive Plan and approves an aggregate amount of awards made to other employees. Awards are based on competitive market conditions for each category of employee, level of responsibility, the performance of each employee, as well as our performance. Awards under the Performance Incentive Plan are used to attract, motivate and retain outstanding employees.

There are two types of awards under the Performance Incentive Plan. Most of the awards are longer-term awards (“Incentive Awards”), in which all of our employees are eligible to participate. In addition, our executive officers can receive cash awards, which form part of the quarterly and annual target cash incentive payments for our executive officers, which are described below (“Target Awards”).

Incentive Awards. We established a trust fund to fund the payment of the Incentive Awards under the Performance Incentive Plan (the “Trust”). The trustee of the Trust is First State Trust Company. In the past, we made contributions of cash to the Trust based on the cash Incentive Awards approved by the Compensation Committee. We have not made any such contributions to the Trust since 2008 and have no present plans to do so. However, in 2009 we did reallocate forfeited shares. Pursuant to the terms of the trust agreement, we instruct the trustee, subject to its fiduciary duty, to invest this cash and any other cash generated by trust assets in money market securities for short-term investment purposes and in shares of our common stock for long-term investment purposes, which are purchased on the open market. Shares of our common stock held in the Trust are enrolled in our dividend reinvestment plan and dividends paid on these shares are reinvested in our common stock.

Each participant has an account under the plan, which is allocated a hypothetical, or notional, number of shares of our common stock, generally based on the amount of each participant’s cash awards divided by the average open-market purchase price for the common stock purchased by the Trust in connection with the respective awards. Once these notional shares are allocated to a participant’s account, the Incentive Awards are tied directly to the interests of our stockholders as the value of the award is directly related to the market price of our common stock. Moreover, as dividends are paid on our common stock, the notional value of the dividends attributable to the notional number of shares in the participant’s account is credited to the account, in the form of additional notional shares. Thus, the participant could receive a benefit from any dividends, something not currently possible under the Existing Option Plans, further aligning the interests of plan participants with those of our stockholders since participants share similarly in any appreciation or decline in our stock price.

Each participant vests in Incentive Awards in accordance with a vesting schedule specified by the Compensation Committee. Vesting is generally based on continued employment, plus, for executive officers, the satisfaction of Performance Goals, as described below. The vesting schedule for prior Incentive Awards has varied from two to six years, although it is expected that the vesting schedule for future awards will generally be five to six years. In addition, vesting generally accelerates upon a participant’s termination of employment as a result of death or disability, or upon the occurrence of a change of control.

Participants are eligible to receive distributions of the vested portions of Incentive Awards immediately upon vesting. All distributions are made directly by the Trust in the form of our common stock. A participant

SAI-10

may elect to defer the payment of the vested portions of Incentive Awards to a later distribution date (or distribution dates) allowed by the Compensation Committee and as permitted under Section 409A of the Code (but no later than ten years after the date of grant). Notwithstanding any deferral election, the vested portion of a participant’s Performance Incentive Plan account will generally be paid on the participant’s termination of employment or upon the occurrence of a change of control. A participant is required to satisfy applicable withholding taxes upon vesting and distribution dates. Incentive Awards under the Performance Incentive Plan for 2009 are included in the “Stock Awards” column of the Summary Compensation Table, below, although the NEOs do not receive stock directly from us, as discussed above. In addition, all of the Incentive Awards that were granted to the NEOs in 2009 were funded with previously allocated awards that were forfeited.

Target Awards and Performance Goals. As discussed above, Target Awards are made to executive officers as part of our quarterly and annual cash incentive payments. Both the Target Awards and the Incentive Awards for executive officers are, at the discretion of the Compensation Committee, subject to certain performance measures and an incentive payment formula (“Performance Goals”). The Performance Goals provide a non-exclusive framework that satisfies standards of Section 162(m) of the Code, which is discussed below under “Impact of Regulatory Requirements.” Under this aspect of the Performance Incentive Plan, the Compensation Committee designates Performance Goals, which they select from the following metrics, among others: return on equity, revenue, net operating income, net income, book value per share, dividend characterization, return on assets, cash flow, equity or investment growth, gross amount invested, regulatory compliance (including compliance goals relating to the Sarbanes-Oxley Act of 2002), satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet objectives, implementation or completion of one or more projects or transactions, intradepartmental or intra-office performance or any other objective goals established by the Compensation Committee, and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Such Performance Goals may be particular to a participant or the department, branch, subsidiary or other division in which he or she works, or may be based on our performance and/or one or more of its subsidiaries, and may cover such period as may be specified by the Compensation Committee.

For the full year 2009, the Performance Goals required each officer to satisfy four out of nine of the following measurement standards above certain confidential levels: (1) gross revenue, (2) pre-tax net operating income, (3) realizable net asset value per share, (4) return of capital to stockholders, (5) regulatory compliance, (6) total amortizations, prepayments and exits, (7) net realized gain on investments, (8) employee retention, and (9) reduction of debt. For March and April of 2009 and the second, third and fourth quarters of 2009, the Performance Goals did not include items (4) and (5), and three of the remaining seven Performance Goals had to be satisfied. For each quarter in 2010, the Performance Goals require each officer to meet three of the following measurement standards above certain confidential levels: items (1), (2), (3), (6), (8), (9) from above and (10) uncured new loan covenant violations. For the full year 2010, the Performance Goals require each officer to meet four of the following measurement standards above certain confidential levels: items (1) – (6) and (8) – (10) from above. The Compensation Committee determined that the NEOs qualified for the Target Award under the Performance Incentive Plan for March and April of 2009 and the second, third and fourth quarters of 2009, based on both individual officer performance and our performance, as well as current economic conditions. Incentive Payment amounts that were paid in 2009 that were contingent upon the Section 162(m) Criteria are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, below.

Personal Benefits and Perquisites

We offer certain health, retirement and other benefits to all employees. Our executive officers are eligible to participate in these benefit plans on the same basis as all other employees. These benefit plans include medical, dental, vision, disability and life insurance. All employees also receive qualified transportation benefits. Our executive officers do not receive any personal benefits or perquisites that are not available on a non-discriminatory basis to all employees.

SAI-11

Employment and Other Agreements

We have entered into employment agreements with each of our named executive officers. In early 2009, as part of a broader effort to retain key employees, we amended each NEO’s employment agreement other than Mr. Wilkus’ primarily to extend the term of each agreement from one year to two years, to provide that if we give written notice of our intent to discontinue the daily extensions of the term within the two months preceding or the 18 months following a change of control, the giving of that notice will be treated as a termination by us for other than misconduct as of the date the notice is given and to reflect current compensation levels. In December 2009 we amended each NEO’s employment agreement to comply with certain performance-based compensation requirements under Section 162(m) of the Code.

The agreements of each of the named executive officers provide for a two-year term that renews on a daily basis so that there will always be two years remaining until either party gives notice that the automatic renewals are to be discontinued. Each agreement also sets forth a minimum base salary for the NEO. The minimum base salary under Mr. Wilkus’ agreement is $530,000 per year; the minimum base salary under the agreement of Mr. Erickson is $1,085,000 a year; and the minimum base salary under the agreements for each of Messrs. Flax, O’Brien and Wagner is $1,020,000 a year. The Compensation Committee has the sole right to increase the base salary during the term of each agreement. The Compensation Committee did not increase the base salaries for the NEOs from the minimum set forth above for 2009. The respective employment agreements provide that Messrs. Wilkus, Erickson, Flax, O’Brien and Wagner are entitled to participate in a performance-based target incentive payment program under which the target incentive payment amount that Mr. Wilkus will be considered for will not be less than 230% of his base salary, the target incentive payment amount that Mr. Erickson will be considered for will not be less than $3,000,000, and the target incentive payment amounts that each of Messrs. Flax, O’Brien and Wagner will be considered for will be not less than $2,500,000, depending on our portfolio performance and the officer’s performance against certain criteria established by the Compensation Committee. Each of the employment agreements provides that the named executive officer’s employment with us will be his primary employment and provides for certain payments upon severance, disability, death or change in control, as discussed below under “Severance and Change of Control Payments.”

As explained above, a substantial amount of our NEOs’ compensation historically has been in the form of equity incentive compensation and incentive payments. However, due to significant fluctuations and the decline in our stock price, the value of their past equity incentive compensation also declined dramatically. We also downsized significantly in 2008 and 2009, reducing the amount of our workforce by 380 employees as of December 31, 2009, or 55%, and the number of our offices by 50% since our peak in the first quarter of 2008. Thus, in order to continue to motivate and retain our named executive officers to help us navigate through this unprecedented time of global financial crisis, we entered into letter agreements with each of the NEOs relating to the quarterly payment of a retention bonus equal to an aggregate 50% of each named executive officer’s target incentive payment amount in 2009 (the “Retention Payment”). Each NEO was entitled to receive one-quarter of the Retention Payment contingent upon our achievement of three out of seven performance goals established by the Compensation Committee in March and April, and in each of the second, third or fourth quarters. At least three out of seven performance goals were met for each measurement period and thus each NEO received all of their Retention Payment. However, if the NEO would have terminated his employment without Good Reason (as defined below) or is terminated by us for Misconduct (as defined below) on or before March 31, 2010, the NEO would have had to reimburse us for the amount of any Retention Payment paid to such NEO after applicable withholdings. If we would have terminated the NEO for reasons other than for Misconduct prior to the NEO receiving the full amount of the Retention Payment, the NEO would have been paid the pro rata portion of the target incentive payment amount due to the NEO under his respective employment agreement, less the amount of any Retention Payment already paid to such NEO. The NEOs were entitled to earn the portion of the target incentive payment amount in excess of the Retention Payment based on existing standards for the target incentive payment.

Pension and Retirement Plans

Except for the ESOP and 401(k) Plan, described above, in which all of our employees participate on a non-discriminatory basis, we do not maintain any retirement, pension, defined benefits, supplemental executive retirement or similar plans for our named executive officers.

SAI-12

Stock Ownership Guidelines

We require our named executive officers to own significant amounts of our common stock. Our stock ownership guidelines are designed to increase the executives’ equity ownership of us and to align further their interests more closely with those of our stockholders, as well as to show the executives’ support and belief in us. The guidelines require that each executive officer owns a minimum number of shares of our common stock based on a multiple of his base salary, which is 5x for our Chairman and CEO, 3x for Executive Vice Presidents and Presidents, and 2x for other executive officers. Shares are valued at the higher of their purchase price or current trading price. Until the foregoing ownership requirements are met, each executive officer is expected to retain one-half of all shares distributed from the Performance Incentive Plan and one-half of all shares realized upon the exercise of stock options, net of any shares sold to pay taxes and associated costs due as a result of such distribution or exercise. If an executive officer fails to meet or show sustained progress toward meeting our stock ownership requirements, we may reduce the amount of the officer’s future equity awards. We also believe it is highly inappropriate for any named executive officer to short our stock or engage in transactions where the person will earn a profit based on a decline of our stock price. The NEOs’ ownership of our common stock is shown in the stock ownership table included in this prospectus.

Impact of Regulatory Requirements

Although we do not have a formal policy in place, in order to preserve flexibility with respect to the design of our compensation programs, we endeavor to minimize the amount of our taxes and our employees’ taxes to maximize the return to our stockholders and employees. For example, Section 162(m) of the Code generally disallows a tax deduction to a public company for compensation in excess of $1 million paid to the company’s chief executive officer and any other executive officer (other than the chief financial officer) required to be reported to its stockholders under the Exchange Act by reason of such executive officer being one of the four most highly compensated executive officers. However, qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met. We have structured portions of the Incentive Awards and Target Awards under the Performance Incentive Plan for the NEOs to qualify as performance-based compensation under Section 162(m) of the Code, as described above. In addition, in December 2009, we amended the employment agreements for each of the NEOs to substitute a lump sum severance payment for payment of a pro rata incentive payment upon termination of employment by the Company for reasons other than Misconduct or by the NEO with Good Reason to ensure that Target Awards under the Performance Incentive Plan would continue to qualify as performance-based compensation under Section 162(m) of the Code.

Additionally, we consider the tax implications of Section 409A of the Code. Section 409A of the Code provides for certain requirements that a plan that provides for the deferral of compensation must meet, including requirements relating to when payments under such a plan may be made, acceleration of benefits, and the timing of elections under such a plan. Failure to satisfy these requirements will generally lead to an acceleration of timing of inclusion in income of deferred compensation, as well as certain penalties and interest. In December 2008, we amended the employment agreements for the NEOs to make certain that the agreements comply with the final regulations under Section 409A of the Code, which was required by January 1, 2009.

Conclusion

We believe that our compensation programs have been appropriately designed to continue to attract, retain and motivate our employees, including our senior management, improve our financial performance and align the interests of our senior management with the long-term interests of our stockholders during an extremely challenging economic period. We believe that our strong financial performance since going public in 1997 and our ability to continue to weather the current economic crisis is due in part to the effectiveness of our compensation programs for all of our employees, and particularly our senior management.

SAI-13

SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the NEOs earned during our most recently completed fiscal year. In the column “Salary,” we disclose the amount of base salary paid to the NEO during the fiscal year. In the column “Bonus,” we disclose the amount of cash short-term incentive payments earned by the NEO during the fiscal year. We disclose the amount of the NEO’s Incentive Awards under the Performance Incentive Plan in the column “Stock Awards,” although the NEOs do not receive stock from us; rather, we make cash contributions to the Trust, which purchases shares of our common stock on the open market. The shares are allocated to each participant’s account. See “Performance Incentive Plan” under “Compensation Discussion and Analysis,” above.

In the columns “Stock Awards” and “Option Awards” we disclose the value of the award measured in dollars and calculated in accordance with ASC 718, as required by SEC regulations. For amounts under the column “Stock Awards,” the ASC 718 fair value per share is generally equal to the average purchase price of the common stock purchased by the Trust in respect of all Incentive Awards granted, or, in the case of previously forfeited shares allocated to new Incentive Awards, the closing price of our common stock on the date of grant. All Incentive Awards in 2009 were funded using previously forfeited shares. For amounts under the column “Option Awards,” the ASC 718 fair value per share is based on certain assumptions that we explain under the heading “Stock-based Compensation” in Item 7 of Management’s Discussion and Analysis in our annual report on Form 10-K for the year ended December 31, 2009.

The amount of the NEO’s performance-based Target Award earned during the fiscal year under our Performance Incentive Plan is disclosed in the column “Non-Equity Incentive Plan Compensation.” The amount in the column “All Other Compensation” is comprised of our contribution to the ESOP plan, which was capped at $7,350 in 2009, $6,900 in 2008 and $6,750 in 2007. The NEOs did not have any perquisites or other personal benefits in excess of the reporting thresholds during the fiscal year.

Name and Principal Position	Year		Salary ($)(1)	Bonus ($)(2)	Stock Awards(3) ($)	Option Awards(3)(4) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Malon Wilkus	2009		1,495,000	—	418,975	2,526,089	3,000,000	7,350	7,447,414
Chief Executive Officer and Chairman of the Board of Directors	2008		1,495,000	—	3,215,386	1,079,564	750,000	6,900	6,546,850
	2007		1,495,000	429,813	12,586,692	3,057,400	4,320,187	6,750	21,895,842

John R. Erickson	2009		1,085,000	—	236,817	1,335,533	1,500,000	7,350	4,164,700
President, Structured Finance and Chief Financial Officer	2008		1,085,000	—	1,712,449	574,954	375,000	6,900	3,754,303
	2007		1,085,000	237,344	6,850,572	1,719,304	2,362,656	6,750	12,261,626

Ira J. Wagner	2009		1,020,000	—	200,378	1,130,998	1,250,000	7,350	3,608,726
President, European Private Finance	2008		1,057,917	—	1,712,449	522,796	375,000	6,900	3,675,062
	2007		1,085,000	237,344	6,850,572	1,719,304	2,362,656	6,750	12,261,626

Samuel A. Flax	2009		1,020,000	—	200,378	1,121,616	1,250,000	7,350	3,599,344
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary	2008	(5)	1,020,000	—	1,364,288	458,057	312,500	6,900	3,161,745

Gordon J. O’Brien	2009		1,020,000	—	200,378	1,153,648	1,250,000	7,350	3,631,376
President, Specialty Finance and Operations	2008	(6)	952,917	—	1,144,446	417,180	250,000	6,900	2,771,443
	2007		905,000	169,687	4,926,305	1,312,944	1,580,313	6,750	8,900,999

(1)	Each NEO’s employment agreement sets forth a minimum base salary, as discussed above in “Compensation Discussion and Analysis.”
(2)	Each NEO’s employment agreement sets forth a minimum target incentive payment amount, as discussed above in “Compensation Discussion and Analysis.”
(3)

In the columns “Stock Awards” and “Option Awards,” we disclose the amount of the award(s) measured in dollars and calculated in accordance with ASC 718, as required by SEC regulations. Amounts under the column “Stock Awards” represent the fair market value of stock option awards granted in 2009 based on the ASC 718 fair value per share generally equal to the average purchase price of the common stock purchased by the Trust in respect of all Incentive Awards granted, or, in the case of previously forfeited shares allocated to new Incentive Awards, the closing price of our common stock on the date of grant. All

SAI-14

Incentive Awards in 2009 were funded using previously forfeited shares. Amounts under the column “Option Awards” represent the fair market value of stock option awards granted in 2009 based on the ASC 718 fair value per share using certain assumptions that we explain under the heading “Stock-based Compensation” in Item 7 of Management’s Discussion and Analysis in our annual report on Form 10-K for the year ended December 31, 2009.

(4)	Pursuant to the anti-dilution provisions of the applicable stock option plan, the Compensation Committee adjusted the number and exercise price of all stock options that were outstanding prior to June 18, 2009 as a result of the stock dividend declared by the Company on June 11, 2009. Thus, $704,741, $307,856, $261,431, $252,049, and $284,081 of the amount included for Messrs. Wilkus, Erickson, Wagner, Flax, and O’Brien, respectively, is additional compensation expense incurred pursuant to ASC 718.
(5)	Mr. Flax was not an NEO in 2007.
(6)	Mr. O’Brien was not an NEO in 2008.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2009

In this table we provide information about each grant of an award made to an NEO in the most recently completed fiscal year under the Existing Option Plans and the Performance Incentive Plan. The target amounts are the same as the maximum amounts under each of the plans. In each case, the grant date is the same date as the Committee approval date. Amounts disclosed under “Non-Equity Incentive Plan Awards” include the performance-based portion of the Target Awards under the Performance Incentive Plan and the amounts disclosed under “Equity Incentive Plan Awards” include the performance-based Incentive Awards under the Performance Incentive Plan. The column “All Other Option Awards” includes grants made under the Existing Option Plans. The exercise price of option awards is the closing price of our common stock on the date of grant.

Amounts included in the “Grant Date Fair Value of Stock and Option Awards” column are valued in accordance with ASC 718 without reduction of any assumed forfeitures and are based on certain assumptions that we explain under the heading “Stock-based Compensation” in Item 7 of Management’s Discussion and Analysis in our annual report on Form 10-K for the year ended December 31, 2009.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock (#)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Malon Wilkus			3,000,000
	11/11/2009					142,995					418,975
	1/7/2009								575,000	6.24	1,118,337
	4/24/2009								118,760	2.79	114,209
	5/26/2009								118,760	3.26	134,320
	6/24/2009								118,760	2.71	112,325
	7/23/2009								116,456	3.10	106,920
	8/13/2009								70,353	2.96	61,320
	11/12/2009								191,327	2.77	173,917
John R. Erickson			1,500,000
	11/11/2009					80,825					236,817
	1/7/2009								325,000	6.24	630,500
	4/24/2009								67,126	2.79	64,441
	5/26/2009								67,126	3.26	75,852
	6/24/2009								67,126	2.71	63,489
	7/23/2009								65,824	3.10	60,434
	8/13/2009								39,765	2.96	34,659
	11/12/2009								108,143	2.77	98,302
Ira J. Wagner			1,250,000
	11/11/2009					68,389					200,378
	1/7/2009								275,000	6.24	533,500
	4/24/2009								56,798	2.79	54,526
	5/26/2009								56,798	3.26	64,182
	6/24/2009								56,798	2.71	53,720
	7/23/2009								55,696	3.10	51,135
	8/13/2009								33,647	2.96	29,327
	11/12/2009								91,504	2.77	83,177
Gordon J. O’Brien			1,250,000
	11/11/2009					68,389					200,378
	1/7/2009								275,000	6.24	533,500
	4/24/2009								56,798	2.79	54,526
	5/26/2009								56,798	3.26	64,182
	6/24/2009								56,798	2.71	53,720
	7/23/2009								55,696	3.10	51,135
	8/13/2009								33,647	2.96	29,327
	11/12/2009								91,504	2.77	83,177

SAI-15

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock (#)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Samuel A. Flax			1,250,000
	11/11/2009					68,389					200,378
	1/7/2009								275,000	6.24	533,500
	4/24/2009								56,798	2.79	54,526
	5/26/2009								56,798	3.26	64,182
	6/24/2009								56,798	2.71	53,720
	7/23/2009								55,696	3.10	51,135
	8/13/2009								33,647	2.96	29,327
	11/12/2009								91,504	2.77	83,177

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information about unexercised options, both exercisable and unexercisable, under the Existing Option Plans and Incentive Awards under the Performance Incentive Plan that have not vested for each NEO outstanding as of the end of the last fiscal year. The market value of the Incentive Awards is the market value of the NEO’s bookkeeping account held by the Trust under the Performance Incentive Plan calculated with a stock price of $2.44, which was the closing price of our common stock as of the last day of the fiscal year.

Name	Option Awards					Stock Awards(1)
	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)(3)	Market Value of Shares of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares that Have Not Vested ($)
Malon Wilkus	28,580			14.42	5/15/2013	667,358	1,628,354
	28,580			13.65	8/15/2013
	120,506	482,020		16.71	7/24/2018
	—	746,982		4.81	1/7/2019
	—	154,281		2.15	4/24/2019
	—	154,281		2.51	5/26/2019
	—	118,760		2.71	6/24/2019
	—	116,456		3.10	7/23/2019
	—	70,353		2.96	8/13/2019
	—	191,327		2.77	11/12/2019

John R. Erickson	64,180	256,713		16.71	7/24/2018	383,958	936,858
	—	422,207		4.81	1/7/2019
	—	87,203		2.15	4/24/2019
	—	87,203		2.51	5/26/2019
	—	67,126		2.71	6/24/2019
	—	65,824		3.10	7/23/2019
	—	39,765		2.96	8/13/2019
	—	108,143		2.77	11/12/2019

Ira J. Wagner	51,132	204,519		16.71	7/24/2018	371,522	906,514
	—	357,252		4.81	1/7/2019
	—	73,786		2.15	4/24/2019
	—	73,786		2.51	5/26/2019
	—	56,798		2.71	6/24/2019
	—	55,696		3.10	7/23/2019
	—	33,647		2.96	8/13/2019
	—	91,504		2.77	11/12/2019

SAI-16

Name	Option Awards					Stock Awards(1)
	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)(3)	Market Value of Shares of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares that Have Not Vested ($)
Samuel A. Flax	51,132	204,519		16.71	7/24/2018	318,993	778,343
	—	357,252		4.81	1/7/2019
	—	73,786		2.15	4/24/2019
	—	73,786		2.51	5/26/2019
	—	56,798		2.71	6/24/2019
	—	55,696		3.10	7/23/2019
	—	33,647		2.96	8/13/2019
	—	91,504		2.77	11/12/2019

Gordon J. O’Brien	51,132	204,519		16.71	7/24/2018	307,531	750,376
	—	357,252		4.81	1/7/2019
	—	73,786		2.15	4/24/2019
	—	73,786		2.51	5/26/2019
	—	56,798		2.71	6/24/2019
	—	55,696		3.10	7/23/2019
	—	33,647		2.96	8/13/2019
	—	91,504		2.77	11/12/2019

(1)	We disclose the amount of the NEO’s Incentive Awards under the Performance Incentive Plan in the column “Stock Award,” although the NEOs do not receive stock from us; rather, we make cash contributions to the Trust, which purchases shares of our common stock on the open market. The shares are allocated to each participant’s account. See “Performance Incentive Plan” under “Compensation Discussion and Analysis” above.

(2)	Vesting dates of unvested option awards are as follows:

Mr. Wilkus – 248,994 on 1/7/2010, 1/7/2011, and 1/7/2012; 51,427 on 4/24/2010, 5/26/2010, 4/24/2011, 5/26/2011, 4/24/2012, and 5/26/2012; 39,587 on 6/24/2010 , 6/24/2011, and 39,586 on 6/24/2012; 38,819 on 7/23/2010, 7/23/2011, and 38,818 on 7/23/2012; 120,505 on 7/24/2010, 7/24/2011, 7/24/2012, and 7/24/2013; 23,451 on 8/13/2010, 8/13/2011, and 8/13/2012; 63,776 on 11/12/2010, 11/12/2011, and 63,775 on 11/12/2012.

Mr. Erickson – 140,736 on 1/7/2010, 1/7/2011, and 140,735 on 1/7/2012; 29,068 on 4/24/2010, 5/26/2010, 4/24/2011, 5/26/2011, and 29,067 on 4/24/2012, and 5/26/2012; 22,375 on 6/24/2010, 6/24/2011, and 22,376 on 6/24/2012; 21,941 on 7/23/2010, 7/23/2011, and 21,942 on 7/23/2012; 64,178 on 7/24/2010, 7/24/2011, 7/24/2012, and 64,179 on 7/24/2013; 13,255 on 8/13/2010, 8/13/2011, and 8/13/2012; 36,048 on 11/12/2010, 11/12/2011, and 36,047 on 11/12/2012.

Mr. Wagner – 119,084 on 1/7/2010, 1/7/2011, and 1/7/2012; 24,595 on 4/24/2010, 5/26/2010, 4/24/2011, 5/26/2011, and 24,596 on 4/24/2012, and 5/26/2012; 18,933 on 6/24/2010, 6/24/2011, and 18,932 on 6/24/2012; 18,565 on 7/23/2010, 7/23/2011, and 18,566 on 7/23/2012; 51,130 on 7/24/2010, 7/24/2011, 7/24/2012 and 51,129 on 7/24/2013; 11,216 on 8/13/2010, 8/13/2011, and 11,215 on 8/13/2012; 30,501 on 11/12/2010, 11/12/2011, and 30,502 on 11/12/2012.

Mr. Flax – 119,084 on 1/7/2010, 1/7/2011, and 1/7/2012; 24,595 on 4/24/2010, 5/26/2010, 4/24/2011, 5/26/2011, and 24,596 on 4/24/2012, and 5/26/2012; 18,933 on 6/24/2010, 6/24/2011, and 18,932 on 6/24/2012; 18,565 on 7/23/2010, 7/23/2011, and 18,566 on 7/23/2012; 51,130 on 7/24/2010, 7/24/2011, 7/24/2012 and 51,129 on 7/24/2013; 11,216 on 8/13/2010, 8/13/2011, and 11,215 on 8/13/2012; 30,501 on 11/12/2010, 11/12/2011, and 30,502 on 11/12/2012.

Mr. O’Brien – 119,084 on 1/7/2010, 1/7/2011, and 1/7/2012; 24,595 on 4/24/2010, 5/26/2010, 4/24/2011, 5/26/2011, and 24,596 on 4/24/2012, and 5/26/2012; 18,933 on 6/24/2010, 6/24/2011, and 18,932 on 6/24/2012; 18,565 on 7/23/2010, 7/23/2011, and 18,566 on 7/23/2012; 51,130 on 7/24/2010, 7/24/2011, 7/24/2012 and 51,129 on 7/24/2013; 11,216 on 8/13/2010, 8/13/2011, and 11,215 on 8/13/2012; 30,501 on 11/12/2010, 11/12/2011, and 30,502 on 11/12/2012.

(3)	Vesting dates of unvested shares of stock purchased by the Trust under the Performance Incentive Plan are as follows:

Mr. Wilkus – 30,718 on 1/9/2010, 1/9/2011, 1/9/2012, and 1/9/2013; 35,595 on 1/19/2010; 3,418 on 1/31/2010, 1/31/2011, 1/31/2012, and 1/31/2013; 12,442 on 5/10/2010, 5/10/2011, and 5/10/2012; 28,980 on 6/21/2010, 6/21/2011, and 6/21/2012; 42,303 on 7/27/2010, 7/27/2011, and 7/27/2012; 33,684 on 10/26/2010, 10/26/2011, and 10/26/2012; 28,599 on 12/11/2010, 11/11/2011, 11/11/2012, and 11/11/2013; and 28,596 on 11/11/2014.

Mr. Erickson – 16,360 on 1/9/2010, 1/9/2011, 1/9/2012, and 1/9/2013; 23,557 on 1/19/2010; 2,696 on 1/31/2010, 1/31/2011, 1/31/2012, and 1/31/2013; 9,813 on 5/10/2010, 5/10/2011, and 5/10/2012; 15,434 on 6/21/2010, 6/21/2011, and 6/21/2012; 23,603 on 7/27/2010, 7/27/2011, and 7/27/2012; 18,934 on 10/26/2010, 10/26/2011, and 10/26/2012; 16,165 on 12/11/2010, 11/11/2011, 11/11/2012, 11/11/2013, and 11/11/2014.

SAI-17

Mr. Wagner – 16,360 on 1/9/2010, 1/9/2011, 1/9/2012, and 1/9/2013; 23,557 on 1/19/2010; 2,696 on 1/31/2010, 1/31/2011, 1/31/2012, and 1/31/2013; 9,813 on 5/10/2010, 5/10/2011, and 5/10/2012; 15,434 on 6/21/2010, 6/21/2011, and 6/21/2012; 23,603 on 7/27/2010, 7/27/2011, and 7/27/2012; 18,934 on 10/26/2010, 10/26/2011, and 10/26/2012; 13,678 on 12/11/2010, 11/11/2011, 11/11/2012, and 11/11/2013; and 13,677 on 11/11/2014.

Mr. Flax – 13,034 on 1/9/2010, 1/9/2011, 1/9/2012, and 1/9/2013; 6,693 on 1/19/2010; 2,291 on 1/31/2010, 1/31/2011, 1/31/2012, and 1/31/2013; 26,355 on 5/10/2010; 12,296 on 6/21/2010, 6/21/2011, and 6/21/2012; 18,980 on 7/27/2010, 7/27/2011, and 7/27/2012; 15,248 on 10/26/2010, 10/26/2011, and 10/26/2012; 13,678 on 12/11/2010, 11/11/2011, 11/11/2012, and 11/11/2013; 8,341 on 5/10/2011, and 5/10/2012; and 13,679 on 11/11/2014.

Mr. O’Brien – 10,933 on 1/9/2010, 1/9/2011, 1/9/2012, and 1/9/2013; 17,531 on 1/19/2010; 2,238 on 1/31/2010, 1/31/2011, 1/31/2012, and 1/31/2013; 12,245 on 5/10/2010, 5/10/2011, and 5/10/2012; 10,315 on 6/21/2010, 6/21/2011, and 6/21/2012; 17,031 on 7/27/2010, 7/27/2011, and 7/27/2012; 14,590 on 10/26/2010, 10/26/2011, and 10/26/2012; 13,678 on 12/11/2010, 11/11/2011, 11/11/2012, and 11/11/2013; 2,127 on 12/15/2010, 12/15/2011, and 12/15/2012; and 13,680 on 11/11/2014.

SAI-18

OPTION EXERCISES AND STOCK VESTED

The following table provides information relating to exercises of stock options and vesting of Incentive Awards during the last fiscal year on an aggregated basis. The NEOs did not exercise any stock options in 2009. The amounts under the “Value Realized on Vesting” column were calculated by multiplying the number of shares acquired on vesting by the share price on the date the award vested.

Name	Option Awards		Stock Awards(1)
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Malon Wilkus	—	—	270,548	939,631
John R. Erickson	—	—	181,057	624,663
Ira J. Wagner	—	—	117,418	419,745
Gordon J. O’Brien	—	—	134,498	460,502
Samuel A. Flax	—	—	113,448	396,205

(1)	Participants in the Performance Incentive Plan are permitted to defer the payment of vested portions of Incentive Awards to a date up to ten years after the date of the grant. Of the amounts included in the table above, the vested awards were deferred as follows:

-	Mr. Wilkus elected to defer the distribution of 129,461 and 88,335 shares until 2016 and 2017, respectively.

-	Mr. Erickson elected to defer the distribution of 21,001, 20,298, 19,336, and 108,198 shares until 2010, 2011, 2012 and 2016, respectively.

-	Mr. Wagner elected to defer the distribution of 35,466 shares until 2013.

-	Mr. O’Brien elected to defer the distribution of 45,915 and 80,413 shares until 2012 and 2016, respectively.

-	Mr. Flax elected to defer the distribution of 846, 16,666, 16,768, 27,510, 12,492, 7,160, and 10,175 shares until 2011, 2012, 2013, 2014, 2015, 2016, and 2017, respectively.

SEVERANCE AND CHANGE OF CONTROL PAYMENTS

Employment Agreements

Each of the employment agreements that we have entered into with an executive officer contains provisions for payments upon certain events as follows:

Disability.

•	continuation of the officer’s base salary for one year (two years in the case of Mr. Wilkus) reduced by the amount of any long-term disability payments received by him during this period;

•

pro rated target incentive payment for the year in which the officer’s employment is terminated following a disability based on the highest target incentive payment amount that could have been earned in that year by him;

•

an additional severance payment equal to the highest target incentive payment amount that could have been earned by him during the year in which the disability termination occurred (multiplied by two in the case of Mr. Wilkus); and

•	insurance and other employee benefits during the base salary continuation period following a disability.

SAI-19

Termination by us other than for Misconduct or by the executive officer with Good Reason.

•	continuation of base salary and insurance benefits for a specified period;

•	an additional lump sum severance payment in a specified amount ($3,000,000 for Mr. Wilkus, $1,500,000 for Mr. Erickson, $1,250,000 for Messrs. Flax, Wagner and O’Brien); and

•

an additional severance payment equal to the greater of the highest target incentive payment amount that the officer could have earned during the year in which the termination occurred or the highest target incentive payment made to the officer for any of the three calendar years ending prior to the year in which the termination occurred, multiplied by 2 for Mr. Wilkus and by 1.25 for Messrs, Erickson, Flax, O’Brien and Wagner.

In the case of Mr. Wilkus, the continuation period is two years, in the case of Messrs. Erickson, Flax, O’Brien and Wagner, the period is 15 months. During the continuation period, the base salary will be continued at the highest rate in effect in the 24 months preceding termination.

Change of Control.

A “Change of Control” is defined in each of the employment agreements as the occurrence of any of the following events: (i) any person or group of persons (as defined in Section 13(d) and 14(d) of the Exchange Act) together with its affiliates, excluding employee benefit plans of the company, becomes, directly or indirectly, the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 25% or more of the combined voting power of the company’s then outstanding securities; (ii) the stockholders of the company approve a merger or consolidation of the company with any other corporation or entity regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 51% of the combined voting power of the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation; or (iv) the stockholders of the company approve a plan of complete liquidation or winding-up of the company or an agreement for the sale or disposition by the company of all or substantially all of the company’s assets.

In the event of a termination of a named executive officer (other than Mr. Wilkus) by us other than for misconduct or by the officer for Good Reason in the two months preceding or 18 months following a Change of Control of us, including a deemed termination for misconduct by giving written notice of our intent to discontinue the daily extensions of the Term without the named executive officer’s written consent, the salary continuation period noted above would be lengthened to two years and the multiplier for the second additional severance payment would be increased from 1.25 to 2. “Good Reason” is defined in the employment agreements (other than for Mr. Wilkus) as any of the following that occurs in the two months preceding or 18 months following a Change of Control of us: (1) a material diminution of the executive’s authority, duties or responsibilities with the company; (2) a material breach by us of any material provision of the employment agreement; or (3) any material change in the geographic location at which the executive must perform services.

Mr. Wilkus has the right to declare that Good Reason exists if we take any of the actions above, regardless of whether a Change of Control has occurred. In addition, in the event of a Change of Control, Mr. Wilkus may terminate his employment for Good Reason within the two months preceding or 18 months following the Change of Control, regardless of whether we take any of the actions above. In the event of a termination of Mr. Wilkus by us other than for misconduct or by Mr. Wilkus with Good Reason in the two months preceding or 18 months following a Change of Control of us, the salary continuation period noted above would be lengthened to three years and the multiplier for the second additional severance payment would be increased from 2 to 3.

SAI-20

Death.

If any NEO dies during the term of his employment agreement, his estate will be entitled to receive:

•

his target incentive payment for the year in which the death occurs, prorated through the date of death based on the highest target incentive payment amount that could have been earned in that year; and

•	a continuation of health benefits for a period equal to two months multiplied by the number of full years (up to nine) during which he was employed by us.

In addition, each of the employments agreements contains a non-competition provision that prevents the executive officer, without the prior written consent of our Board of Directors, from being involved as an officer, employee, partner, stockholder, consultant or otherwise with (A) any person that competes with us or provides or proposes to provide services or investments to a current client of us or (B) any of our potential customers with whom we have discussed a relationship in the 12 months prior to such executive officer’s termination date. The non-competition period (the “Restricted Period”) lasts for two years from the termination date if the company terminates the executive officer’s employment for other than “misconduct” or disability or if the executive officer terminates employment for “good reason” or one year if the executive officer’s employment is otherwise terminated. Each of the employment agreements also contains a provision preventing the executive officer from soliciting any of our employees or interfering in a similar manner with our business during the Restricted Period.

Stock Option and Stock Plans

Under the terms of the Employee Option Plans, a participant’s options vest in full upon a change of control of us. Under the Performance Incentive Plan, notwithstanding a participant’s election to defer payments of a vested incentive payment award, the vested portion of a participant’s account(s) will generally be paid upon the occurrence of a change of control.

The following table summarizes the estimated payments to be made under the employment agreement for each NEO at, following, or in connection with any termination of employment, including by resignation, retirement, disability, or a change in control. Under each employment agreement, the NEO is not entitled to any amount if such NEO’s termination was for misconduct by the NEO. In accordance with SEC regulations, the following table does not include any amount to be provided to a named executive officer under any arrangement that does not discriminate in scope, terms or operation in favor of the named executive officer and that are available generally to all salaried employees. Also, the following table does not duplicate information already provided in the outstanding equity awards at fiscal year-end table, except to the extent that the amount payable to the named executive officer would be enhanced by the termination event. The amounts in the following table are hypothetical and based on SEC regulations. Actual payments will depend on the circumstances and timing of any termination.

In accordance with SEC regulations, for purposes of the quantitative disclosure in the following table, we have assumed that the termination took place on the last business day of our most recently completed fiscal year but under the terms of the current employment agreements and that the price per share of our common stock is the closing market price as of that date, or $2.44.

SAI-21

The information below constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

Executive Benefits and Payments upon Termination	Termination by Company Without Cause	Termination by Company or Voluntary Termination for Good Reason, each in connection with a Change in Control(4)	Voluntary Termination	Disability	Death
Malon Wilkus
Severance Payment	$2,990,000	$4,485,000	—	—	—
Base Salary	—	—	—	$2,990,000	—
Unused Accrued Vacation Time(1)	$0 – $115,000	$0 – $115,000	$0 – $115,000	$0 – $115,000	$0 – $115,000
Target Incentive Payment(2)	$15,000,000	$21,000,000	—	$18,000,000	$6,000,000
Insurance Benefits(3)	$24,527	$36,791	—	$24,527	$18,395

TOTAL:	$18,129,527	$25,636,791	$115,000	$21,129,527	$6,133,395

John R. Erickson
Severance Payment	$1,356,250	$2,170,000	—	—	—
Base Salary	—	—		$1,085,000	—
Unused Accrued Vacation Time	$0 – $83,462	$0 – $83,462	$0 – $83,462	$0 – $83,462	$0 – $83,462
Target Incentive Payment	$5,250,000	$7,500,000	—	$6,000,000	$3,000,000
Insurance Benefits	$21,925	$35,079	—	$17,540	$26,310

TOTAL:	$6,711,637	$9,788,541	$83,462	$7,186,002	$3,109,772

Samuel A. Flax
Severance Payment	$1,275,000	$2,040,000	—	—	—
Base Salary	—	—	—	$1,020,000	—
Unused Accrued Vacation Time	$0 – $78,462	$0 – $78,462	$0 – $78,462	$0 – $78,462	$0 – $78,462
Target Incentive Payment	$4,375,000	$6,250,000	—	$5,000,000	$2,500,000
Insurance Benefits	$21,925	$35,079	—	$17,540	$14,616

TOTAL:	$5,750,387	$8,403,541	$78,462	$6,116,002	$2,593,078

Ira J. Wagner
Severance Payment	$1,356,250	$2,170,000	—	—	—
Base Salary	—	—	—	$1,020,000	—
Unused Accrued Vacation Time	$0 – $78,462	$0 – $78,462	$0 – $78,462	$0 – $78,462	$0 – $78,462
Target Incentive Payment	$4,375,391	$6,250,625	—	$5,000,000	$2,500,000
Insurance Benefits	$21,925	$35,079	—	$17,540	$26,310

TOTAL:	$5,832,028	$8,534,166	$78,462	$6,116,002	$2,604,772

Gordon J. O’Brien
Severance Payment	$1,275,000	$2,040,000	—	—	—
Base Salary	—	—	—	$1,020,000	—
Unused Accrued Vacation Time	$0 – $78,462	$0 – $78,462	$0 – $78,462	$0 – $78,462	$0 – $78,462
Target Incentive Payment	$4,375,000	$6,250,000	—	$5,000,000	$2,500,000
Insurance Benefits	$21,925	$35,079	—	$17,540	$26,310

TOTAL:	$5,750,387	$8,403,541	$78,462	$6,116,002	$2,604,772

(1)	Unused Accrued Vacation Time for each NEO is a range of minimum and maximum amounts payable, depending on the amount of vacation time used at the time of termination.
(2)	Amounts in the rows titled “Target Incentive Payment” have been calculated assuming no other payments have been made to the NEO as of December 31, 2009, for the current year.
(3)	Insurance Benefits are based on the December 2009 monthly payment for Health, Dental, Vision, Life and Disability coverage for each NEO.
(4)	As discussed above in “Compensation Discussion and Analysis,” Mr. Wilkus has the right under his employment agreement to declare that good reason exists regardless of whether a change of control has occurred in certain circumstances.

SAI-22

CONTROL PERSONS AND PRINCIPAL HOLDERS OF OUR COMMON STOCK

The following table sets forth, as of July 22, 2010 (unless otherwise indicated), the beneficial ownership of each current director, each nominee for director, each of our named executive officers, our executive officers and directors as a group and each stockholder known to management to own beneficially more than 5% of the outstanding shares of our common stock. Unless otherwise indicated, we believe that the beneficial owner set forth in the table has sole voting and investment power.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Class	Dollar Range of Equity Securities Beneficially Owned(2)
Beneficial Owners of more than 5%:
None	—		—	N/A
Directors and Named Executive Officers:
Malon Wilkus	1,634,335	(3)(4)(7)	*	over $100,000
John R. Erickson	936,065	(3)(8)	*	N/A
Ira J. Wagner	437,887	(3)	*	N/A
Samuel A. Flax	572,117	(3)	*	N/A
Gordon O’Brien	675,364	(3)	*	N/A
Mary C. Baskin	192,882	(5)(6)	*	$0
Neil M. Hahl	204,264	(5)	*	$0
Philip R. Harper	1,528,994	(5)(9)	*	over $100,000
John A. Koskinen	222,424	(5)	*	$0
Stan Lundine	207,235	(5)	*	$0
Kenneth D. Peterson, Jr.	502,119	(5)(10)	*	$0
Alvin N. Puryear	215,906	(5)	*	$0
Directors and Executive Officers as a group (15 persons)	9,020,293		2.6%	N/A

*	Less than one percent.
(1)	Pursuant to the rules of the SEC, shares of our common stock subject to options held by our directors and named executive officers that are exercisable within 60 days of July 22, 2010, are deemed outstanding for the purposes of computing such director’s or executive officer’s beneficial ownership.
(2)	The dollar range of our equity securities beneficially owned is calculated by multiplying the closing price of our common stock as reported on The NASDAQ Global Select Market as of July 22, 2010, times the number of shares or options beneficially owned and, as appropriate, deducting the strike price of options included in such amount.
(3)	Includes shares allocated to the account of each executive officer as a participant in our ESOP over which each has voting power under the terms of the ESOP and vested and deferred shares allocated to the account of each executive officer as a participant in our PIP, each as of July 22, 2010, and the following shares issuable upon the exercise of options that are exercisable within 60 days of July 22, 2010: Mr. Wilkus has 76,130 shares in the ESOP, 529,553 shares in the PIP and 751,875 shares issuable upon the exercise of options; Mr. Erickson has 10,283 shares in the ESOP, 356,684 shares in the PIP and 420,451 shares issuable upon the exercise of options; Mr. Wagner has 8,347 shares in the ESOP, 94,227 shares in the PIP and 319,249 shares issuable upon the exercise of options; Mr. Flax has 4,770 shares in the ESOP, 204,011 shares in the PIP and 319,249 shares issuable upon the exercise of options; and Mr. O’Brien has 9,039 shares in the ESOP, 300,819 shares in the PIP and 319,249 shares issuable upon the exercise of options.
(4)	Includes the equivalent number of shares held as units in our 401(k) profit sharing plan of which the named executive officer is the beneficial owner. Mr. Wilkus has the equivalent of 4,807 shares. The 401(k) plan is part of the ESOP, and such units are in addition to shares held in the ESOP stock account of the named individual.

SAI-23

(5)	Includes shares issuable upon the exercise of stock options that are exercisable within 60 days of July 22, 2010. Ms. Baskin, Messrs. Hahl, Harper, Koskinen, Lundine and Peterson, and Dr. Puryear have 177,494, 177,494, 177,494, 172,494, 177,494, 152,494, 177,494 such shares, respectively.
(6)	Includes 14,606 shares that are owned by Ms. Baskin’s husband. Also includes 165 shares that are owned by Ms. Baskin’s son, of which Ms. Baskin disclaims beneficial ownership of such shares.
(7)	Includes 91,963 shares that are owned by Mr. Wilkus’ wife.
(8)	Includes 148,647 shares that are held in margin accounts or otherwise pledged.
(9)	Includes 12,747 shares that are owned by Mr. Harper’s wife.
(10)	All of the shares are held in margin accounts or otherwise pledged. Includes 333 shares that are owned by Mr. Peterson’s wife, of which Mr. Peterson disclaims beneficial ownership of such shares.

CERTAIN TRANSACTIONS WITH RELATED PERSONS

We have procedures in place for the review, approval and monitoring of transactions involving us and certain persons related to us. As a BDC, the 1940 Act restricts us from participating in transactions with any persons affiliated with us, including our officers, directors, and employees and any person controlling or under common control with us (“Affiliates”).

In the ordinary course of business, we enter into transactions with portfolio companies that may be considered related party transactions. We have implemented certain procedures, both written and unwritten, to ensure that we do not engage in any prohibited transactions with any persons affiliated with us. If such affiliations are found to exist, we seek Board and/or committee review and approval or exemptive relief for such transactions, as appropriate.

In addition, the Code of Ethics, which is reviewed and approved by the Board of Directors and provided to all employees, directors and independent contractors, requires that all employees, directors and independent contractors avoid any situations or relationships that involve actual or potential conflicts of interest, or perceived conflicts of interest, between an individual’s personal interests and the interests of the company or our portfolio companies. Pursuant to the Code of Ethics, each employee, director, and independent contractor must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to their supervisor or the Chief Compliance Officer. If a conflict is determined to exist, the employee, director or independent contractor must disengage from the conflict situation or terminate his or her employment with us. Our CEO, CFO, principal accounting officer, Controller and certain other persons who may be designated by the Board of Directors or our Audit and Compliance Committee (collectively, the Financial Executives) must consult with our Chief Compliance Officer with respect to any proposed actions or arrangements that are not clearly consistent with the Code of Ethics. In the event that a Financial Executive wishes to engage in a proposed action or arrangement that is not consistent with the Code of Ethics, the Financial Executive must obtain a waiver of the relevant Code of Ethics provisions in advance from our Audit and Compliance Committee.

Loan Transactions. We previously entered into a series of loan transactions with certain employees, including some of our executive officers pertaining to the exercise of options under certain of our Existing Option Plans. None of the loan transactions were entered into in 2009 and none are currently outstanding. Only the loans to Mr. Wilkus were outstanding in 2009. Mr. Wilkus entered into Option Exercise Agreements with the Company as of June 7, 1999, March 2, 2001, March 7, 2001, and December 12, 2001, providing for such loans and pertaining to the exercise of options to purchase 117,428, 50,000, 50,000 and 108,200 shares of our common stock, respectively. In each case, we loaned Mr. Wilkus the full option exercise price, which ranged from $15.00 to $22.875 per share of our common stock, plus additional sums for the payment of taxes associated with the exercise of the options. The total amount loaned to Mr. Wilkus was $6,891,467. Each loan was full recourse to Mr. Wilkus for all amounts due under the loan and provided for the quarterly payment of interest with the full principal amount due at maturity, which was nine years from the date of each loan. The interest rate charged on

SAI-24

the June 1999 loan was 5.27% per annum, the interest rate charged on each of the March 2001 loans was 4.98% per annum and the interest rate charged on the December 2001 loan was 3.91% per annum. Each loan was initially collateralized by a pledge of the shares of our common stock purchased with the loan. Mr. Wilkus pledged 852,456 additional shares of our common stock as collateral for certain of the loans in 2009. As required by the 1940 Act, each loan was required to be fully collateralized and to be due 60 days following termination of Mr. Wilkus’ employment with us.

In June 2008, Mr. Wilkus repaid in cash the June 1999 loan in full, which was in the amount of $1,868,518. In March 2009, as a result of the decline in the value of the collateral securing the remaining three loans, we foreclosed on the collateral securing the loans, which consisted of 1,060,656 shares of our common stock. Under the terms of the loan agreements, the foreclosures occurred automatically and extinguished the loans.

Since the July 30, 2002 enactment of Sarbanes-Oxley Act of 2002, neither American Capital nor any of its subsidiaries has made any loans to any of our executive officers or directors. The only other loans made prior to that date were loans similar to those noted above related to the exercise of options. Under the terms of the Sarbanes-Oxley Act of 2002, the loans to Mr. Wilkus were allowed to remain in effect in accordance with their then existing terms and conditions.

INVESTMENT ADVISORY SERVICES

We are internally managed and therefore have not entered into any advisory agreement with, nor pay advisory fees to, an outside investment adviser.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR, AND TRUSTEE

Our securities are held under custodian agreements by PNC Bank, National Association and Wells Fargo Bank, National Association. The address of the custodians are 249 Fifth Avenue, Pittsburgh, PA 15222 and Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479, respectively. Our assets are held under bank custodianship in compliance with the 1940 Act. Computershare Trust Company, N.A. acts as our transfer and dividend paying agent and registrar. The principal business address of Computershare Trust Company, N.A. is P.O. Box 43010, Providence, RI 02940-3010. Wilmington Trust Company is the trustee under the indentures governing our debt securities. Its principal address is 919 Market St., Suite 1600, Wilmington, DE 19801.

CONSOLIDATED FINANCIAL STATEMENTS

We have included our audited consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, the consolidated financial highlights for each of the five years ended December 31, 2009, and the schedule 12-14 for the year ended December 31, 2009 in this prospectus.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of business.

SAI-25

TAX STATUS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and does not purport to be a complete description of the income tax considerations. The discussion is based upon the Code, Treasury Regulations thereunder, and administrative and judicial interpretations thereof, each as of the date hereof, all of which are subject to change. Prospective investors should consult their own tax advisors with respect to tax considerations which pertain to their purchase of Securities. This summary does not discuss any aspects of foreign, state or local tax laws.

We have operated since October 1, 1997, so as to qualify to be taxed as a RIC within the meaning of Section 851 of the Code. If we qualify as a RIC and annually distribute to our shareholders in a timely manner at least 90% of our “investment company taxable income,” as defined in the Code, we will not be subject to federal income tax on the portion of our taxable income and capital gains distributed to shareholders. “Investment company taxable income” generally means taxable income, including net short-term capital gains but excluding net long-term capital gains. In addition, we will be liable for a nondeductible federal excise tax of 4% on our undistributed income unless for each calendar year we distribute (including through “deemed distributions”) an amount equal to or greater than the sum of (i) 98% of our “ordinary income” (generally, taxable income excluding net short-term and long-term capital gains), (ii) 98% of its “capital gain net income” (including both net short-term and long-term capital gains) realized for the 12-month period ending October 31 of such calendar year, and (iii) any shortfall in distributing all ordinary income and capital gain net income for the prior calendar year. We may elect to not distribute all of our investment company taxable income and pay the excise tax on the undistributed amount.

In order to qualify as a RIC for federal income tax purposes, we must, among other things: (a) continue to qualify as a BDC under the 1940 Act, (b) derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to securities, loans, gains from the sale of stock or securities, or other income derived with respect to our business of investing in such stock or securities; and (c) diversify our holdings so that at the end of each quarter of the taxable year (i) at least 50% of the value of our assets consists of cash, cash items, securities of other RICs, U.S. government securities, and other securities if such other securities of any one issuer do not represent more than 5% of our assets or 10% of the outstanding voting securities of the issuer, and (ii) no more than 25% of the value of our assets are invested in the securities of one issuer (other than U.S. government securities or securities of other RICs) or of two or more issuers that are controlled (as determined under applicable Code rules) by us and are engaged in the same or similar or related trades or businesses.

On January 7, 2009, the Internal Revenue Service (“IRS”) issued Revenue Procedure 2009-15, which temporarily allows a RIC to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as a dividend if (i) the stock is publicly traded on an established securities market, (ii) the distribution is declared with respect to a taxable year ending on or before December 31, 2009 and (iii) each shareholder may elect to receive his entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash. On December 23, 2009, the IRS issued Revenue Procedure 2010-12, which extends under similar terms the temporary guidance provided by Revenue Procedure 2009-15. This new guidance applies to distributions by a RIC of its own stock declared by December 31, 2012 with respect to RIC distribution requirements for taxable years ending on or before December 31, 2011.

If we acquire or are deemed to have acquired debt obligations that were issued originally at a discount or that otherwise are treated under applicable tax rules as having original issue discount, we will be required to include in income each year a portion of the original issue discount that accrues over the life of the obligation regardless of whether we receive cash representing such income in the same taxable year and to make distributions accordingly.

SAI-26

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements and diversification requirements. However, under the 1940 Act, we are not permitted to make distributions to shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by other requirements relating to our status as a RIC, including the diversification requirements. If we dispose of assets in order to meet distribution requirements, we may make such dispositions at times which, from an investment standpoint, are not advantageous.

If we fail to satisfy the 90% distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in such year on all of our taxable income, regardless of whether we make any distributions to our shareholders. In addition, in that case, all of our distributions to our shareholders will be characterized as ordinary income (to the extent of our current and accumulated earnings and profits).

We own all of the equity interests issued by ACAS Business Loan LLC, 2004-1, a limited liability company, ACAS Business Loan LLC, 2005-1, a limited liability company, ACAS Business Loan LLC, 2006-1, a limited liability company ACAS Business Loan LLC, 2007-1, a limited liability company, ACAS Master Business Loan LLC, a limited liability company, ACAS Business Loan Trust 2004-1, a statutory trust, ACAS Business Loan Trust 2005-1, a statutory trust, ACAS Business Loan Trust 2007-1, a statutory trust, ACAS Business Loan Trust 2007-2, a statutory trust, CMX Acquistion LLC, a limited liability company and ACAS CRE CDO 2007-1 Depositor, LLC. These subsidiaries are disregarded as separate entities for federal income tax purposes.

In some taxable years, we may have certain tax positions that are treated differently for Alternative Minimum Tax (“AMT”) purposes than for regular tax purposes. Tax regulations that prescribe how a RIC and its shareholders should handle the treatment of these AMT items have not been issued by the Treasury Department. Therefore, we may rely on former regulations which required shareholders to include their proportionate share of our AMT items in their AMT taxable income, unless we determine a more reasonable method may be applicable.

SAI-27

AMERICAN CAPITAL, LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of American Capital, Ltd.

We have audited the accompanying consolidated balance sheets of American Capital, Ltd., including the consolidated schedules of investments, as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2009, and the consolidated financial highlights for each of the five years in the period ended December 31, 2009. These financial statements and the financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included verification by examination or confirmation of securities held by the custodians as of December 31, 2009 or by other appropriate auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 1, 2010, which report contained an explanatory paragraph regarding American Capital, Ltd.’s ability to continue as a going concern, American Capital, Ltd., as discussed in Notes 2 and 19, has completed a restructuring of its unsecured borrowing arrangements and as of June 28, 2010 is no longer in default under such borrowing arrangements. Therefore, the substantial doubt about whether the Company will continue as a going concern no longer exists.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the consolidated financial position of American Capital, Ltd. at December 31, 2009 and 2008, the consolidated results of its operations, changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2009, and its consolidated financial highlights for each of the five years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) American Capital, Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia

March 1, 2010

except for Notes 2 and 19, as to which the date is

June 30, 2010

AMERICAN CAPITAL, LTD.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share amounts)

	December 31,
	2009	2008
Assets
Investments at fair value (cost of $9,158 and $10,691, respectively)
Non-Control/Non-Affiliate investments (cost of $4,839 and $5,904, respectively)	$3,036	$4,182
Affiliate investments (cost of $251 and $405, respectively)	204	338
Control investments (cost of $4,068 and $4,382, respectively)	2,335	2,898
Derivative agreements (cost of $0 and $0, respectively)	1	9

Total investments at fair value	5,576	7,427
Cash and cash equivalents	835	209
Restricted cash and cash equivalents	96	71
Interest receivable	38	44
Other	127	159

Total assets	$6,672	$7,910

Liabilities and Shareholders’ Equity
Debt ($2,666 and $2,512 due within one year, respectively)	$4,142	$4,428
Derivative and option agreements (cost of $0 and $(20), respectively)	102	222
Other	99	105

Total liabilities	4,343	4,755

Commitments and contingencies
Shareholders’ equity:
Undesignated preferred stock, $0.01 par value, 5.0 shares authorized, 0 issued and outstanding	—	—
Common stock, $0.01 par value, 1,000.0 shares authorized, 292.9 and 214.3 issued and 280.9 and 204.7 outstanding, respectively	3	2
Capital in excess of par value	6,735	6,550
Notes receivable from sale of common stock	—	(5)
(Distributions in excess of) undistributed net realized earnings	(709)	76
Net unrealized depreciation of investments	(3,700)	(3,468)

Total shareholders’ equity	2,329	3,155

Total liabilities and shareholders’ equity	$6,672	$7,910

Net asset value per common share	$8.29	$15.41

See accompanying notes.

AMERICAN CAPITAL, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Year Ended December 31,
	2009	2008	2007
OPERATING INCOME:
Interest and dividend income
Non-Control/Non-Affiliate investments	$388	$597	$599
Affiliate investments	47	39	63
Control investments	203	314	337

Total interest and dividend income	638	950	999

Asset management and other fee income
Non-Control/Non-Affiliate investments	21	35	116
Affiliate investments	1	1	3
Control investments	37	65	122

Total asset management and other fee income	59	101	241

Total operating income	697	1,051	1,240

OPERATING EXPENSES:
Interest	256	220	287
Salaries, benefits and stock-based compensation	215	206	254
General and administrative	111	95	99

Total operating expenses	582	521	640

NET OPERATING INCOME BEFORE INCOME TAXES	115	530	600
Benefit (provision) for income taxes	20	(37)	(6)

NET OPERATING INCOME	135	493	594

Net gain on extinguishment of debt	12	—	—

Net realized (loss) gain on investments
Non-Control/Non-Affiliate investments	(253)	37	74
Affiliate investments	(3)	(22)	23
Control investments	(460)	117	101
Taxes on net realized gain	—	(54)	(6)
Foreign currency transactions	(3)	(6)	5
Derivative and option agreements	(106)	(40)	17

Total net realized (loss) gain on investments	(825)	32	214

Net unrealized (depreciation) appreciation of investments
Portfolio company investments	(340)	(3,480)	(126)
Foreign currency translation	28	(41)	98
Derivative and option agreements and other	80	(119)	(80)

Total net unrealized depreciation of investments	(232)	(3,640)	(108)

Total net (loss) gain on investments	(1,057)	(3,608)	106

NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS (“NET (LOSS) EARNINGS”)	$(910)	$(3,115)	$700

NET OPERATING INCOME PER COMMON SHARE:
Basic	$0.56	$2.42	$3.42
Diluted	$0.56	$2.42	$3.36
NET (LOSS) EARNINGS PER COMMON SHARE:
Basic	$(3.77)	$(15.29)	$4.03
Diluted	$(3.77)	$(15.29)	$3.96
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	241.1	203.7	173.9
Diluted	241.1	203.7	176.9
DIVIDENDS DECLARED PER COMMON SHARE	$1.07	$3.09	$3.72

See accompanying notes.

AMERICAN CAPITAL, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(in millions, except per share data)

	Year Ended December 31,
	2009	2008	2007
Operations:
Net operating income	$135	$493	$594
Net gain on extinguishment of debt	12	—	—
Net realized (loss) gain on investments	(825)	32	214
Net unrealized depreciation of investments	(232)	(3,640)	(108)

Net (loss) earnings	(910)	(3,115)	700

Shareholder distributions:
Common stock dividends from net operating income	(135)	(493)	(594)
Common stock dividends in excess of net operating income	(96)	(130)	(61)

Net decrease in net assets resulting from shareholder distributions	(231)	(623)	(655)

Capital share transactions:
Issuance of common stock	232	444	2,001
Issuance of common stock under stock option plans	—	5	30
Issuance of common stock under dividend reinvestment plan	—	—	48
Purchase of common stock held in deferred compensation trusts	—	(71)	(111)
Stock-based compensation	86	81	62
Other	(3)	(7)	24

Net increase in net assets resulting from capital share transactions	315	452	2,054

Total (decrease) increase in net assets	(826)	(3,286)	2,099
Net assets at beginning of period	3,155	6,441	4,342

Net assets at end of period	$2,329	$3,155	$6,441

Net asset value per common share	$8.29	$15.41	$32.88

Common shares outstanding at end of period	280.9	204.7	195.9

See accompanying notes.

AMERICAN CAPITAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2009	2008	2007
Operating activities:
Net (decrease) increase in net assets resulting from operations	$(910)	$(3,115)	$700
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Net unrealized depreciation of investments	232	3,640	108
Net realized loss (gain) on investments	825	(32)	(214)
Net gain on extinguishment of debt	(12)	—	—
Accrued payment-in-kind interest and dividends on investments	(97)	(177)	(207)
Accrued payment-in-kind interest for make-whole payment on debt	22	—	—
Collection of loan origination fees	—	15	37
Amortization of deferred finance costs, premiums and discounts	13	14	8
Depreciation of property and equipment	18	18	8
Stock-based compensation	86	81	71
(Increase) decrease in interest receivable	(10)	14	(23)
Decrease in other assets	12	41	23
Decrease in other liabilities	(12)	(96)	(4)
Other	(2)	(20)	(14)

Net cash provided by operating activities	165	383	493

Investing activities:
Purchases of investments	(118)	(1,517)	(6,915)
Fundings on portfolio company revolving credit facility investments, net	(69)	(365)	(112)
Principal repayments	362	850	1,887
Proceeds from loan syndications and loan sales	410	349	1,601
Collection of payment-in-kind notes and dividends and accreted loan discounts	48	64	74
Proceeds from sale of equity investments	323	913	975
Interest rate derivative periodic payments, net	(62)	(39)	18
Capital expenditures for property and equipment	(3)	(7)	(35)
Termination of European Capital Limited put option agreement	(65)	—	—
Other	(7)	23	—

Net cash provided by (used in) investing activities	819	271	(2,507)

Financing activities:
Payments on notes payable from asset securitizations	(288)	(317)	(90)
Proceeds from issuance of notes payable from asset securitizations	—	—	830
Draws on revolving credit facilities, net	—	(79)	(100)
Proceeds from unsecured debt issuance	—	—	547
Repayments of Total Return Swap facility, net	—	—	(296)
(Increase) decrease in debt service escrows	(25)	330	(168)
Issuance of common stock	—	449	2,031
Purchase of common stock held in deferred compensation trusts	—	(71)	(111)
Distributions paid	(24)	(819)	(542)
Payment of federal income tax for deemed capital gain distribution	—	(54)	—
Other	(21)	(27)	(14)

Net cash (used in) provided by financing activities	(358)	(588)	2,087

Net increase in cash and cash equivalents	626	66	73
Cash and cash equivalents at beginning of period	209	143	77
Cash eliminated with deconsolidation of European Capital Financial Services (Guernsey) Limited	—	—	(7)

Cash and cash equivalents at end of period	$835	$209	$143

Supplemental Disclosures:
Cash paid for interest	$236	$218	$260
Cash paid for taxes	$9	$65	$10
Non-cash investing activities:
Stock proceeds received from sale of equity investments	$—	$—	$32
Non-cash financing activities:
Issuance of common stock in conjunction with special dividend	$207	$—	$—
Issuance of common stock in conjunction with acquisition of European Capital Limited	$25	$—	$—
Issuance of common stock in conjunction with dividend reinvestment plan	$—	$—	$48

See accompanying notes.

AMERICAN CAPITAL, LTD.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(in millions, except per share data)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Per Share Data:
Net asset value at beginning of the period	$15.41	$32.88	$29.42	$24.37	$21.11

Net operating income(1)	0.56	2.42	3.42	3.15	3.16
Net gain on extinguishment of debt(1)	0.05	—	—	—	—
Net realized (loss) gain on investments(1)	(3.42)	0.16	1.23	1.28	0.37
Net unrealized (depreciation) appreciation on investments(1)	(0.96)	(17.87)	(0.62)	2.20	0.15

Net (decrease) increase in net assets resulting from operations(1)	(3.77)	(15.29)	4.03	6.63	3.68
Issuance of common stock(2)	(0.70)	0.12	2.91	1.96	2.67
Shareholder distributions	(1.07)	(3.09)	(3.72)	(3.33)	(3.08)
Other, net(3)	(1.58)	0.79	0.24	(0.21)	(0.01)

Net asset value at end of period	$8.29	$15.41	$32.88	$29.42	$24.37

Ratio/Supplemental Data:
Per share market value at end of period	$2.44	$3.24	$32.96	$46.26	$36.21
Total investment return (loss)(4)	0.34%	(88.75)%	(21.42)%	40.00%	18.98%
Shares outstanding at end of period	280.9	204.7	195.9	147.6	118.9
Net assets at end of period	$2,329	$3,155	$6,441	$4,342	$2,898
Average net assets(5)	$2,444	$5,194	$5,719	$3,643	$2,297
Average debt outstanding(6)	$4,307	$4,508	$4,572	$3,021	$1,892
Average debt outstanding per common share(1)	$17.86	$22.13	$26.30	$22.36	$19.05
Ratio of operating expenses to average net assets	23.82%	10.03%	11.19%	11.64%	9.93%
Ratio of operating expenses, net of interest expense, to average net assets	13.34%	5.79%	6.17%	6.42%	5.55%
Ratio of interest expense to average net assets	10.48%	4.24%	5.02%	5.22%	4.38%
Ratio of net operating income to average net assets	5.52%	9.49%	10.39%	11.67%	13.67%

(1)	Weighted average basic per share data.
(2)	For the year ended December 31, 2009, represents the issuance of common stock in conjunction with the acquisition of European Capital Limited.
(3)	Represents the impact of (i) the other components in the changes in net assets, including other capital transactions such as the issuance of common stock through a shareholder distribution, the purchase of common stock held in deferred compensation trusts, stock-based compensation, income tax deductions related to the exercise of stock options and distribution of stock awards in excess of GAAP expense credited to additional paid-in capital, repayments of notes receivable from the sale of common stock and the purchase of treasury stock and (ii) the different share amounts used in calculating per share data as a result of calculating certain per share data based upon the weighted average basic shares outstanding during the period and certain per share data based on the shares outstanding as of a period end or transaction date.
(4)	Total investment return (loss) is based on the change in the market value of our common stock taking into account dividends reinvested in accordance with the terms of our dividend reinvestment plan.
(5)	Based on the average of net assets as of the beginning and end of each quarterly reporting period in each period presented.
(6)	Based on a daily weighted average balance of debt outstanding during the period.

See accompanying notes.

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
NON-CONTROL / NON-AFFILIATE INVESTMENTS
Affordable Care Holding Corp.	Health Care Providers & Services	Subordinated Debt(7)	15.0%	11/13-11/14		$66.6	$65.9	$66.6
		Convertible Preferred Stock			70,752		91.0	99.4
		Common Stock(1)			17,687,156		17.7	19.8
							174.6	185.8
Algoma Holding Company	Building Products	Subordinated Debt(7)	12.6%	4/13		15.2	15.1	14.9
American Acquisition, LLC	Capital Markets	Senior Debt	14.2%	12/12		15.7	15.4	13.5
AmWins Group, Inc.	Insurance	Senior Debt(7)	5.8%	6/14		18.5	18.6	12.1
Anchor Drilling Fluids USA, Inc.	Energy Equipment & Services	Senior Debt(7)	11.3%	4/13		7.9	7.8	6.3
		Subordinated Debt(6)(7)	14.7%	4/15		5.2	5.0	—
							12.8	6.3
Aspect Software	IT Services	Senior Debt(7)	7.3%	7/12		20.0	19.9	16.6
Avanti Park Place LLC	Real Estate	Senior Debt	8.3%	6/10		5.7	5.8	5.8
Avalon Laboratories Holding Corp.	Health Care Equipment & Supplies	Senior Debt(7)	11.0%	1/14		17.7	17.6	17.7
		Subordinated Debt(7)	18.0%	1/15		22.9	21.7	20.6
		Convertible Preferred Stock(1)			148,742		24.3	—
		Common Stock(1)			7,829		1.3	—
							64.9	38.3
BBB Industries, LLC	Auto Components	Senior Debt(7)	5.7%	6/14		21.2	21.2	15.9
Berry-Hill Galleries, Inc.	Distributors	Senior Debt	13.7%	3/10		7.9	7.9	7.9
Blue Wolf Capital Fund II, L.P.	Capital Markets	Limited Partnership Interest					2.5	2.5
CAMP Systems International, Inc.	Air Freight & Logistics	Senior Debt(7)	6.4%	9/14		30.0	29.8	20.6
Carestream Health, Inc.	Health Care Equipment & Supplies	Senior Debt(7)	5.5%	10/13		15.0	15.0	11.6
CH Holding Corp.	Leisure Equipment & Products	Senior Debt(6)	7.2%	5/11		16.2	13.0	13.7
		Redeemable Preferred Stock(1)			21,215		42.7	—
							55.7	13.7
Cinelease, Inc.	Electronic Equipment, Instruments & Components	Senior Debt(7)	7.7%	3/12-4/13		47.9	47.6	41.3
		Senior Debt(6)(7)	8.3%	4/13		10.4	10.4	7.1
		Common Stock(1)			583		0.5	—
							58.5	48.4
Compusearch Holdings Company, Inc.	Software	Subordinated Debt(7)	12.0%	7/12		12.6	12.5	12.6
		Convertible Preferred Stock(1)			23,342		0.9	2.7
							13.4	15.3
Contec LLC	Household Durables	Subordinated Debt(7)	14.0%	9/15-9/16		135.0	133.8	114.6
Delsey Holding(3)	Textiles, Apparel & Luxury Goods	Senior Debt	7.2%	2/12		20.5	20.5	15.0
DelStar, Inc.	Building Products	Subordinated Debt(7)	14.0%	12/12		19.1	19.0	19.1
		Redeemable Preferred Stock			26,613		19.4	36.7
		Convertible Preferred Stock(1)			29,569		3.0	—
		Common Stock Warrants(1)			89,020		16.9	—
							58.3	55.8
Direct Marketing International LLC	Media	Subordinated Debt(7)	15.2%	7/12		30.3	30.1	26.8

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
Dyno Holding Corp.	Auto Components	Senior Debt(7)	11.7%	11/13-11/15		41.6	41.3	41.6
		Subordinated Debt(6)(7)	3.7%	11/16		27.0	25.6	9.9
		Convertible Preferred Stock(1)			389,759		40.5	—
		Common Stock(1)			97,440		10.1	—
							117.5	51.5
Easton Bell Sports LLC	Leisure Equipment & Products	Redeemable Preferred Stock Common Units(1)			1,171 3,830,068		1.3 0.7	1.3 2.0
							2.0	3.3
FAMS Acquisition, Inc.	Diversified Financial Services	Subordinated Debt(7) Subordinated Debt(6)(7)	14.0% 15.5%	11/13 11/14		13.1 13.6	13.0 11.8	13.1 3.1
		Redeemable Preferred Stock(1)			919		0.9	—
		Convertible Preferred Stock(1)			861,364		20.9	—
							46.6	16.2
FCC Holdings, LLC	Commercial Banks	Subordinated Debt	15.1%	12/12		75.0	74.6	67.7
Ford Motor Company(2)	Automobiles	Senior Debt	3.4%	12/13		21.2	20.6	18.3
FPI Holding Corporation	Food Products	Senior Debt	7.6%	11/10-5/11		7.4	7.3	7.4
		Senior Debt(6)	13.9%	5/13-6/15		24.0	23.2	5.7
		Subordinated Debt(6)	21.6%	6/15-5/16		23.2	17.3	—
		Redeemable Preferred Stock(1)			4,469		39.1	—
		Convertible Preferred Stock(1)			21,715		23.3	—
		Common Stock(1)			5,429		5.8	—
							116.0	13.1
Genband Inc.	Communications Equipment	Common Stock(1)			3,407,419		14.7	0.2
Golden Key US LLC	Diversified Financial Services	Commercial Paper(1)	5.3%	1/14		7.3	7.3	3.9
HMSC Corporation	Insurance	Senior Debt(6)(7)	5.8%	10/14		3.4	3.4	1.2
Hopkins Manufacturing Corporation	Auto Components	Subordinated Debt(7)	15.3%	7/12		39.0	38.8	38.4
		Redeemable Preferred Stock			2,915		7.0	6.8
							45.8	45.2
Infiltrator Systems, Inc.	Building Products	Senior Debt(7)	16.5%	10/13		39.5	39.1	38.5
Innova Holdings, Inc.	Software	Senior Debt(7)	7.7%	4/13		11.5	11.4	11.5
		Subordinated Debt(7)	15.0%	3/14		18.2	18.0	18.2
		Convertible Preferred Stock			14,283		23.3	28.9
							52.7	58.6
Inovis International, Inc.	Software	Senior Debt(7)	16.0%	6/10		89.2	89.0	89.0
Intergraph Corporation	Software	Senior Debt(7)	6.3%	12/14		3.0	3.0	2.8
iTradeNetwork, Inc.	IT Services	Senior Debt(7)	11.5%	12/13		25.0	24.8	25.0
JHCI Acquisition, Inc.	Air Freight & Logistics	Senior Debt(7)	5.7%	12/14		19.0	19.1	12.1
Jones Stephens Corp.(8)	Building Products	Subordinated Debt(6)(7)	13.5%	9/13-9/14		23.5	22.1	13.2
J-Pac, LLC	Health Care Equipment & Supplies	Senior Debt(7)	11.0%	1/14		3.1	3.0	3.1
		Senior Debt(6)(7)	12.3%	1/14		11.9	11.8	1.2
		Subordinated Debt(6)	18.9%	1/14		11.6	8.7	—
		Common Unit Warrants(1)			500,000		0.2	—
							23.7	4.3
KIK Custom Products, Inc.(3)	Household Products	Senior Debt(6)	5.3%	12/14		20.0	20.0	12.3
LabelCorp Holdings, Inc	Paper & Forest Products	Senior Debt	8.2%	8/13-8/14		2.5	2.2	2.3
		Subordinated Debt(7)	14.0%	8/15-8/16		44.5	44.2	39.2
							46.4	41.5

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
LCW Holdings, LLC	Real Estate	Senior Debt	6.7%	10/12		32.2	31.4	30.3
		Warrant(1)			12.5%		0.9	3.5
							32.3	33.8
LJVH Holdings Inc.(3)	Beverages	Senior Debt(7)	5.8%	1/15		28.5	28.5	21.0
LN Acquisition Corp.	Machinery	Senior Debt(7)	6.0%	1/15		21.5	21.6	14.4
Logex Corporation	Road & Rail	Subordinated Debt(6)	0.0%	3/10		1.1	0.9	1.0
MagnaCare Holdings, Inc.	Health Care Providers & Services	Subordinated Debt(7)	14.8%	1/13		14.3	14.2	14.2
Medical Billing Holdings, Inc.	IT Services	Subordinated Debt(7)	15.0%	9/13		11.0	10.9	11.0
		Convertible Preferred Stock(1)			13,199,000		13.2	10.0
		Common Stock(1)			3,299,582		3.3	—
							27.4	21.0
Mirion Technologies	Electrical Equipment	Senior Debt(7)	5.3%	6/11-11/11		127.7	127.4	129.1
		Subordinated Debt(7)	13.8%	7/11-5/12		52.9	52.6	52.9
		Convertible Preferred Stock			435,724		54.6	104.1
		Common Stock(1)			24,503		2.8	3.6
		Common Stock Warrants(1)			222,156		18.5	31.8
							255.9	321.5
Mitchell International, Inc.	IT Services	Senior Debt(7)	5.6%	3/15		5.0	5.0	3.3
National Processing Company Group, Inc.	IT Services	Senior Debt(7)	10.8%	9/14		53.0	52.8	43.6
Net1 Las Colinas Manager, LLC	Real Estate	Senior Debt	7.7%	10/15		4.5	4.6	3.9
NBD Holdings Corp.	Diversified Financial Services	Subordinated Debt(7)	14.0%	8/13		46.8	46.4	46.8
		Convertible Preferred Stock			84,174		11.3	11.3
		Common Stock(1)			633,408		0.1	1.5
							57.8	59.6
Nivel Holdings, LLC	Distributors	Senior Debt(7)	10.8%	10/12-10/13		61.6	61.1	58.6
Orchard Brands Corporation	Internet & Catalog Retail	Senior Debt(7)	7.3%	4/13-4/14		174.4	173.2	138.8
		Senior Debt(6)	10.0%	4/14		158.5	118.6	33.1
		Subordinated Debt(6)	9.7%	4/14		66.4	49.9	—
							341.7	171.9
Pan Am International Flight Academy, Inc.	Professional Services	Subordinated Debt(6)(7)	18.0%	7/13		33.4	25.0	14.2
		Convertible Preferred Stock(1)			8,234		8.2	—
							33.2	14.2
PaR Systems, Inc.	Machinery	Senior Debt	3.6%	7/13		4.1	3.9	3.4
Parts Holding Coörperatief U.A(3)	Distributors	Membership Entitlements(1)			173,060		6.4	—
Phillips & Temro Industries, Inc.	Auto Components	Senior Debt(7)	13.0%	12/13		24.1	24.1	24.1
		Subordinated Debt(7)	18.0%	12/13		18.4	18.3	17.0
							42.4	41.1
Qioptiq S.A.R.L.(3)	Electronic Equipment, Instruments & Components	Subordinated Debt	10.0%	3/18		30.9	30.7	29.3
Ranpak Acquisition Company	Containers & Packaging	Senior Debt(7)	6.7%	12/13-12/14		20.8	20.4	16.9

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
RDR Holdings, Inc.	Household Durables	Subordinated Debt(7)	16.1%	10/14-11/15		98.1	97.4	98.1
		Convertible Preferred Stock(1)			1,541		165.6	56.7
		Common Stock(1)			15,414		1.6	—
							264.6	154.8
Roark - Money Mailer, LLC	Media	Common Membership Units(1)			3.5%		0.9	—
Scanner Holdings Corporation	Computers & Peripherals	Subordinated Debt(7)	14.0%	6/14		19.1	18.9	19.1
		Convertible Preferred Stock(1)			77,640,000		7.8	13.7
		Common Stock(1)			78,242		0.1	—
							26.8	32.8
Seroyal Holdings, L.P.(3)	Pharmaceuticals	Redeemable Preferred Units			32,462		0.7	0.9
		Common Units(1)			95,280		0.8	1.6
		Common Unit Warrants(1)			41,661		0.1	0.1
							1.6	2.6
Small Smiles Holding Company, LLC	Health Care Providers & Services	Senior Debt	5.3%	9/12		12.1	8.1	6.1
		Subordinated Debt(6)	14.5%	9/13		77.2	70.6	—
							78.7	6.1
Soil Safe Holdings, LLC	Professional Services	Senior Debt	9.6%	8/13-8/14		40.8	40.5	38.4
		Subordinated Debt(7)	16.3%	8/15-8/17		62.7	62.2	52.6
							102.7	91.0
SPL Acquisition Corp.	Pharmaceuticals	Senior Debt	6.7%	10/12-10/13		58.5	57.9	58.5
		Subordinated Debt(7)	15.3%	8/14-8/15		51.6	51.1	51.6
		Convertible Preferred Stock(1)			84,043		40.8	31.1
							149.8	141.2
Swank Audio Visuals, L.L.C.	Commercial Services & Supplies	Senior Debt(7)	6.7%	8/14		12.1	12.0	12.1
		Senior Debt(6)(7)	7.4%	8/14		35.9	35.6	3.7
							47.6	15.8
Tanenbaum-Harber Co. Holdings, Inc.	Insurance	Redeemable Preferred Stock			376		0.5	0.5
TestAmerica Environmental Services, LLC	Commercial Services & Supplies	Senior Debt(7)	5.3%	12/11		7.5	7.4	6.9
		Senior Debt(6)(7)	7.2%	12/12-12/13		43.3	37.3	12.6
		Preferred Units(1)			11,659,298		6.9	—
		Preferred Unit Warrants(1)			1,998,961		4.8	—
							56.4	19.5
The Tensar Corporation	Construction & Engineering	Senior Debt(7)	8.2%	5/13		82.0	81.3	57.0
		Subordinated Debt(6)	17.5%	10/13		51.2	39.9	36.3
							121.2	93.3
ThreeSixty Sourcing, Inc.(3)	Commercial Services & Supplies	Common Stock Warrants(1)			35		4.1	—
TransFirst Holdings, Inc.	Distributors	Senior Debt(7)	7.0%	6/15		51.8	51.4	36.6
triVIN, Inc.	IT Services	Subordinated Debt(7)	15.0%	6/14-6/15		20.4	20.3	20.4
		Convertible Preferred Stock			247,000,000		28.9	24.4
		Common Stock(1)			6,319,923		6.3	—
							55.5	44.8
Tyden Caymen Holdings Corp.	Electronic Equipment, Instruments & Components	Common Stock(1)			3,072,494		3.5	3.7

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
WRH, Inc.	Life Sciences Tools & Services	Senior Debt(7)	4.0%	9/13-9/14		4.0	3.9	4.0
		Subordinated Debt(7)	14.6%	7/14-9/15		87.8	87.2	88.3
		Convertible Preferred Stock(1)			2,008,575		214.7	77.6
		Common Stock(1)			502,144		49.9	—
							355.7	169.9
WWC Acquisitions, Inc.	Professional Services	Senior Debt(7)	7.0%	12/11-12/13		34.0	33.6	26.3
CMBS AND REAL ESTATE CDO INVESTMENTS
ACAS CRE CDO 2007-1, Ltd	Real Estate	Class C through Class K Notes(1)	2.7%	11/31		$345.5	$170.5	$0.5
Banc of America Commercial Mortgage Trust 2007-1	Real Estate	Commercial Mortgage Pass-Through Certificates	5.7%	2/17-2/18		12.4	4.8	1.3
CD 2007-CD4 Commercial Mortgage Trust	Real Estate	Commercial Mortgage Pass-Through Certificates(1)	5.7%	4/17		14.0	8.9	—
CD 2007-CD5 Mortgage Trust	Real Estate	Commercial Mortgage Pass-Through Certificates	6.4%	12/17		14.8	10.5	1.8
Citigroup Commercial Mortgage Securities Trust 2007-C6	Real Estate	Commercial Mortgage Pass-Through Certificates	5.5%	7/17		112.5	82.9	10.9
COBALT CMBS Commercial Mortgage Trust 2007-C3	Real Estate	Commercial Mortgage Pass-Through Certificates	5.2%	10/17		11.1	8.6	0.7
Countrywide Commercial Mortgage Trust 2007-MF1	Real Estate	Commercial Mortgage Pass-Through Certificates	6.1%	11/37-11/40		12.8	8.7	1.0
Credit Suisse Commercial Mortgage Trust 2007-C3	Real Estate	Commercial Mortgage Pass-Through Certificates(1)	5.6%	7/17		13.2	10.7	—
Credit Suisse Commercial Mortgage Trust Series 2007-C4	Real Estate	Commercial Mortgage Pass-Through Certificates	5.8%	8/17		20.8	12.6	5.4
GE Commercial Mortgage Corporation, Series 2007-C1	Real Estate	Commercial Mortgage Pass-Through Certificates	5.5%	12/19		37.0	31.2	2.6
GS Mortgage Securities Trust 2006-GG10	Real Estate	Commercial Mortgage Pass-Through Certificates(1)	5.7%	7/17		63.7	52.7	—
J.P. Morgan Chase Commercial Mortgage Securities Trust 2007-LDP11	Real Estate	Commercial Mortgage Pass-Through Certificates	5.6%	7/17		87.2	55.8	1.3
LB-UBS Commercial Mortgage Trust 2007-C6	Real Estate	Commercial Mortgage Pass-Through Certificates	6.2%	8/17		36.6	22.9	4.7
LB-UBS Commercial Mortgage Trust 2008-C1	Real Estate	Commercial Mortgage Pass-Through Certificates	6.1%	7/23-7/24		19.4	7.4	2.0
ML-CFC Commercial Mortgage Trust 2007-6	Real Estate	Commercial Mortgage Pass-Through Certificates(1)	5.8%	4/17		9.8	3.3	0.2
ML-CFC Commercial Mortgage Trust 2007-8	Real Estate	Commercial Mortgage Pass-Through Certificates	6.0%	8/17		32.8	20.0	3.6

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
Wachovia Bank Commercial Mortgage Trust 2007-C31	Real Estate	Commercial Mortgage Pass-Through Certificates	5.8%	5/17		20.0	11.9	2.9
Wachovia Bank Commercial Mortgage Trust, Series 2007-C32	Real Estate	Commercial Mortgage Pass-Through Certificates	5.7%	10/17		85.1	75.2	6.7
Wachovia Bank Commercial Mortgage Trust, Series 2007-C34	Real Estate	Commercial Mortgage Pass-Through Certificates	5.3%	10/17-9/24		70.3	43.4	6.0
Wachovia Bank Commercial Trust 2006-C28	Real Estate	Commercial Mortgage Pass-Through Certificates	6.0%	11/16		5.0	3.1	0.4
CLO INVESTMENTS
ACAS CLO 2007-1, Ltd.	Diversified Financial Services	Secured Notes				$8.5	$8.4	$4.0
		Subordinated Notes				25.9	21.5	13.4
							29.9	17.4
Ares IIIR/IVR CLO Ltd.	Diversified Financial Services	Subordinated Notes				20.0	18.3	7.2
Ares VIII CLO, Ltd.	Diversified Financial Services	Preference Shares			6,241		4.7	1.4
Avalon Capital Ltd.(3)	Diversified Financial Services	Preferred Securities			13,796		5.2	4.1
Babson CLO Ltd. 2006-II	Diversified Financial Services	Income Notes				15.0	14.4	8.8
BALLYROCK CLO 2006-2 LTD.	Diversified Financial Services	Deferrable Notes				2.0	1.6	1.0
Cent CDO 12 Limited	Diversified Financial Services	Income Notes				26.4	19.9	14.0
Centurion CDO 8 Limited	Diversified Financial Services	Subordinated Notes				5.0	3.1	2.2
Champlain CLO	Diversified Financial Services	Preferred Securities			1,000,000		0.7	0.3
CoLTs 2005-1 Ltd.(3)	Diversified Financial Services	Preference Shares(1)			360		6.7	2.2
CoLTs 2005-2 Ltd.(3)	Diversified Financial Services	Preference Shares			34,170,000		24.5	9.7
CREST Exeter Street Solar 2004-2	Diversified Financial Services	Preferred Securities			3,089,177		2.9	0.9
Eaton Vance CDO X PLC(3)	Diversified Financial Services	Secured Subordinated Income Notes				15.0	13.9	4.7
Essex Park CDO Ltd.	Diversified Financial Services	Preferred Securities			5,750,000		2.1	1.8
Flagship CLO V	Diversified Financial Services	Deferrable Notes				1.7	1.3	0.6
		Subordinated Securities			15,000		12.1	7.7
							13.4	8.3
Galaxy III CLO, Ltd	Diversified Financial Services	Subordinated Notes				4.0	2.5	0.3
LightPoint CLO IV, LTD	Diversified Financial Services	Income Notes				6.7	6.8	1.5

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
LightPoint CLO VII, Ltd.	Diversified Financial Services	Subordinated Notes				9.0	7.5	3.8
LightPoint CLO VIII, Ltd.	Diversified Financial Services	Deferrable Notes				7.0	6.4	3.7
Mayport CLO Ltd.	Diversified Financial Services	Income Notes				14.0	12.7	4.9
NYLIM Flatiron CLO 2006-1 LTD.(3)	Diversified Financial Services	Subordinated Securities			10,000		7.6	5.2
Octagon Investment Partners VII, Ltd.	Diversified Financial Services	Preferred Securities			5,000,000		2.0	1.3
Sapphire Valley CDO I, Ltd.	Diversified Financial Services	Subordinated Notes				14.0	13.8	0.8
Vitesse CLO, Ltd.	Diversified Financial Services	Preferred Securities			20,000,000		15.5	7.8
Subtotal Non-Control / Non-Affiliate Investments (55% of total investment assets and liabilities at fair value)							$4,838.8	$3,036.2

AFFILIATE INVESTMENTS
American Capital Agency Corp(2)	Real Estate Investment Trusts	Common Stock			2,500,100		$50.0	$66.4
Comfort Co., Inc.	Household Durables	Senior Debt(6)(7)	11.5%	3/12-3/15		$12.1	11.1	8.7
		Common Stock(1)			110,365		11.8	—
							22.9	8.7
Egenera, Inc.	Computers & Peripherals	Subordinated Debt	15.0%	12/10		3.9	3.7	2.5
		Redeemable Preferred Stock(1)			523,040		0.4	—
		Common Stock(1)			8,046,865		25.0	—
							29.1	2.5
HALT Medical, Inc.	Health Care Equipment & Supplies	Convertible Preferred Stock(1)			5,592,367		8.9	9.6
IEE Holding 1 S.A.(3)	Auto Components	Common Stock(1)			250,000		4.5	—
IS Holdings I, Inc.	Software	Senior Debt(7)	6.2%	6/14		20.0	19.9	18.2
		Redeemable Preferred Stock(1)			1,297		1.7	1.9
		Common Stock(1)			1,165,930		—	6.4
							21.6	26.5
LTM Enterprises, Inc.	Personal Products	Senior Debt(6)(7)	17.3%	11/11		20.1	18.5	5.5
Narus, Inc.	Internet Software & Services	Convertible Preferred Stock(1)			31,835,900		9.2	6.8
		Preferred Stock Warrants(1)			9,567,232		0.1	2.2
							9.3	9.0
Primrose Holding Corporation	Diversified Consumer Services	Common Stock(1)			4,213		2.7	3.3
Qualitor Component Holdings, LLC	Auto Components	Subordinated Debt(7) Redeemable Preferred Units(1)	17.1%	7/13	3,150,000	36.2	36.0 3.1	36.0 —
		Common Units(1)			350,000		0.4	—
							39.5	36.0
Radar Detection Holdings Corp.	Household Durables	Senior Debt(7) Common Stock(1)	9.5%	11/12	40,688	13.0	13.0 0.6	10.5 1.0
							13.6	11.5
Roadrunner Dawes, Inc.	Road & Rail	Subordinated Debt(7)	18.5%	8/12		20.5	20.4	20.5
		Common Stock(1)			7,000		7.0	0.9
							27.4	21.4

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
WFS Holding, Inc.	Software	Convertible Preferred Stock			20,403,772		3.0	3.7
Subtotal Affiliate Investments (4% of total investments assets and liabilities at fair value)							$251.0	$204.1

CONTROL INVESTMENTS
ACAS Equity Holdings Corp.	Diversified Financial Services	Common Stock(1)			589		$14.8	$1.4
ACAS Real Estate Holdings Corporation	Real Estate	Subordinated Debt(6) Common Stock(1)	15.0%	5/16	100%	$3.9	3.5 11.5	3.9 0.6
							15.0	4.5
American Capital, LLC	Capital Markets	Senior Debt	5.7%	9/12		7.4	7.3	7.5
		Common Membership interest			100%		82.0	41.6
							89.3	49.1
American Driveline Systems, Inc.	Diversified Consumer Services	Subordinated Debt(7)	14.0%	12/14-12/15		42.3	41.9	42.3
		Redeemable Preferred Stock			403,357		32.1	47.8
		Common Stock(1)			128,681		10.7	1.4
		Common Stock Warrants(1)			204,663		17.3	2.2
							102.0	93.7
Aptara, Inc.	IT Services	Senior Debt	11.5%	2/11		3.0	3.0	3.0
		Subordinated Debt(7)	16.9%	2/11		58.0	57.8	60.0
		Redeemable Preferred Stock(1)			15,107		14.1	21.0
		Convertible Preferred Stock(1)			2,549,410		8.7	—
		Preferred Stock Warrants(1)			230,681		1.0	—
							84.6	84.0
Capital.com, Inc.	Diversified Financial Services	Common Stock(1)			8,500,100		0.9	—
CIBT Travel Solutions, Inc	Commercial Services & Supplies	Senior Debt(7)	9.5%	1/13		49.8	49.4	49.9
		Subordinated Debt(7)	15.0%	1/15-1/16		54.6	54.2	54.6
		Redeemable Preferred Stock			15,000		17.6	17.7
		Convertible Preferred Stock(1)			776,800		77.7	14.2
		Common Stock(1)			194,200		19.4	—
							218.3	136.4
CMX Inc.	Construction & Engineering	Senior Debt(6)(7)	5.2%	5/12		19.3	19.2	16.1
Contour Semiconductor, Inc.	Semiconductors & Semiconductor Equipment	Convertible Preferred Stock(1)			11,532,842		12.4	19.6
Core Financial Holdings, LLC	Diversified Financial Services	Subordinated Debt Common Stock(1)	13.6%	4/14-5/15	57,940,360	37.8	37.5 54.4	37.5 23.7
							91.9	61.2
Creditcards.com, Inc.	Internet Software & Services	Senior Debt(7)	13.9%	6/13-10/13		79.9	79.5	79.9
		Subordinated Debt(7)	19.0%	6/14-10/14		15.5	15.4	15.5
		Redeemable Preferred Stock(1)			257,510		53.6	11.8
		Common Stock(1)			176,430,690		2.5	—
							151.0	107.2
ECA Acquisition holdings, Inc	Health Care Equipment & Supplies	Subordinated Debt(7)	16.5%	12/14		13.5	13.3	13.5
		Common Stock(1)			583		11.1	12.8
							24.4	26.3

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
eLynx Holdings, Inc.	IT Services	Senior Debt	8.7%	7/13		9.6	9.6	9.7
		Subordinated Debt	8.5%	7/13		4.0	4.0	4.0
		Subordinated Debt(6)	9.2%	7/13		12.1	10.0	4.3
		Redeemable Preferred Stock(1)			21,113		8.9	—
		Convertible Preferred Stock(1)			7,929		6.0	—
		Common Stock(1)			11,261		1.1	—
		Common Stock Warrants(1)			1,078,792		13.1	—
							52.7	18.0
Endeavor Fund I, LP	Thrifts & Mortgage Finance	Partnership Interest			100%		18.2	17.0
ETG Holdings, Inc.	Containers & Packaging	Senior Debt(6)	8.7%	5/11		15.6	11.6	—
		Convertible Preferred Stock(1)			233,201		11.4	—
							23.0	—
European Capital Limited(3)	Diversified Financial Services	Subordinated Debt	7.3%	2/11		25.3	25.0	25.8
		Ordinary Shares(1)			431,895,528		1,267.3	243.1
							1,292.3	268.9
European Touch, LTD. II	Leisure Equipment & Products	Senior Debt	6.8%	8/11-1/12		0.4	0.3	0.4
		Subordinated Debt(6)	16.0%	1/11		18.9	13.5	1.8
		Redeemable Preferred Stock(1)			263		0.3	—
		Common Stock(1)			1,688		0.9	—
		Common Stock Warrants(1)			7,105		3.7	—
							18.7	2.2
EXPL Pipeline Holdings LLC	Oil, Gas & Consumable Fuels	Senior Debt	8.0%	1/17		43.9	43.6	43.9
		Common Membership Units(1)			58,297		44.5	12.1
							88.1	56.0
Formed Fiber Technologies, Inc.	Auto Components	Common Stock(1)			31,250		8.1	0.5
Fosbel Global Services (LUXCO) S.C.A.(3)	Commercial Services & Supplies	Subordinated Debt	17.3%	12/13		23.6	23.4	23.6
		Subordinated Debt(6)	20.0%	12/14		21.6	15.1	5.6
		Redeemable Preferred Stock(1)			18,449,456		18.5	—
		Convertible Preferred Stock(1)			1,519,368		3.0	—
		Common Stock(1)			108,526		0.2	—
							60.2	29.2
Fountainhead Estate Holding Corp.(3)	Internet Software & Services	Senior Debt	4.0%	10/13		21.0	21.0	21.0
		Redeemable Preferred Stock			115,538		15.5	15.5
		Convertible Preferred Stock(1)			59,250		59.2	16.9
							95.7	53.4
FreeConference.com, Inc.	Diversified Telecommunication Services	Senior Debt(7)	6.7%	4/11-5/11		11.9	11.8	11.9
		Subordinated Debt	15.0%	5/12		10.4	10.3	10.4
		Redeemable Preferred Stock(1)			14,042,095		12.8	4.0
		Common Stock(1)			6,088,229		2.3	—
							37.2	26.3
Future Food, Inc.	Food Products	Senior Debt	5.2%	8/10		17.1	17.1	13.5
		Common Stock(1)			64,917		13.0	—
		Common Stock Warrants(1)			6,500		1.3	—
							31.4	13.5

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
FutureLogic, Inc.	Computers & Peripherals	Senior Debt(7)	8.3%	10/12-10/13		40.0	39.8	40.0
		Subordinated Debt(7)	18.5%	4/14-10/14		30.8	30.6	30.8
		Subordinated Debt(6)(7)	22.5%	10/14		13.4	8.8	8.6
		Redeemable Preferred Stock(1)			583,000		0.6	—
		Common Stock(1)			129,514		15.6	—
							95.4	79.4
FV Holdings Corporation	Food Products	Subordinated Debt(7)	14.5%	6/15		23.7	23.7	23.7
		Convertible Preferred Stock(1)			292,000		14.3	20.9
		Common Stock(1)			125,000		6.1	8.9
							44.1	53.5
Group Montana, Inc.	Textiles, Apparel & Luxury Goods	Senior Debt(7)	10.0%	10/10-10/11		15.9	15.8	15.9
		Senior Debt(6)(7)	12.5%	10/11		5.4	4.8	3.7
		Subordinated Debt(6)	24.5%	10/12		12.3	6.8	—
		Convertible Preferred Stock(1)			4,000		1.0	—
		Common Membership Interest(1)			2.5%		0.7	—
							29.1	19.6
Halex Holdings Corp.	Construction Materials	Senior Debt(6)	7.0%	9/11		11.0	9.8	6.8
		Redeemable Preferred Stock(1)			23,504,546		30.6	—
							40.4	6.8
Hartstrings Holdings Corp.	Textiles, Apparel & Luxury Goods	Senior Debt(6)	4.5%	12/10		9.3	9.3	6.6
		Convertible Preferred Stock(1)			10,196		2.9	—
		Common Stock(1)			14,250		4.8	—
							17.0	6.6
Kingway Inca Clymer Holdings, Inc.	Building Products	Subordinated Debt(6)	12.2%	4/12		2.1	—	1.1
		Redeemable Preferred Stock(1)			13,709		9.2	—
							9.2	1.1
Lifoam Holdings, Inc.	Leisure Equipment & Products	Senior Debt	10.5%	12/14		19.1	19.1	19.1
		Subordinated Debt	8.0%	12/14		39.8	39.7	39.8
		Redeemable Preferred Stock(1)			6,160		4.2	7.4
		Convertible Preferred Stock(1)			15,797		12.2	—
		Common Stock(1)			14,000		1.4	—
		Common Stock Warrants(1)			464,642		2.9	—
							79.5	66.3
LLSC Holdings Corporation	Personal Products	Senior Debt(7)	6.2%	8/12		4.5	4.5	4.5
		Subordinated Debt(7)	12.0%	9/13		5.5	5.5	5.5
		Convertible Preferred Stock(1)			7,496		8.1	4.8
							18.1	14.8
LVI Holdings, LLC	Professional Services	Senior Debt(7)	7.2%	2/10		2.7	2.7	2.7
		Subordinated Debt(6)(7)	18.0%	2/13		12.1	10.2	11.0
							12.9	13.7
Montgomery Lane, LLC	Diversified Financial Services	Common Membership Units(1)			100		8.6	4.9
Montgomery Lane, LTD(3)	Diversified Financial Services	Common Membership Units(1)			50,000		6.9	0.5
MW Acquisition Corporation	Health Care Providers & Services	Subordinated Debt(7)	16.2%	2/13-2/14		25.5	25.3	25.5
		Redeemable Preferred Stock			2,485		1.0	1.0
		Convertible Preferred Stock(1)			38,016		13.4	8.5
							39.7	35.0

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
NECCO Holdings, Inc.	Food Products	Senior Debt	13.5%	12/12		4.4	4.4	4.4
		Common Stock(1)			760,869		0.1	—
							4.5	4.4
NECCO Realty Investments, LLC	Real Estate	Senior Debt(7)	14.0%	12/17		40.0	39.3	40.0
		Common Membership Units(1)			7,000		4.9	8.0
							44.2	48.0
Paradigm Precision Holdings, LLC	Aerospace & Defense	Subordinated Debt	17.0%	8/14		57.0	56.6	57.0
		Subordinated Debt(6)	20.0%	8/14-10/14		68.4	54.1	0.8
		Common Membership Units(1)			478,488		17.5	—
							128.2	57.8
PHC Sharp Holdings, Inc.	Commercial Services & Supplies	Senior Debt(7)	5.9%	12/11-12/12		16.9	16.8	12.5
		Subordinated Debt(6)	17.0%	12/14		9.8	7.3	—
		Common Stock(1)			367,881		4.2	—
							28.3	12.5
PHI Acquisitions, Inc.	Internet & Catalog Retail	Senior Debt(7)	12.0%	6/12		10.2	10.2	10.3
		Subordinated Debt(7)	17.7%	6/13		24.5	24.3	24.6
		Redeemable Preferred Stock			36,267		40.6	52.2
		Common Stock(1)			40,295		3.9	3.0
		Common Stock Warrants(1)			116,065		11.6	8.6
							90.6	98.7
Resort Funding Holdings, Inc.	Diversified Financial Services	Senior Debt	8.2%	4/10		8.8	8.8	7.7
		Common Stock(1)			583		20.5	—
							29.3	7.7
Sixnet Holdings, LLC	Electronic Equipment, Instruments & Components	Senior Debt(7)	11.1%	6/12-6/13		37.3	37.1	36.2
		Membership Units(1)			446		5.6	2.6
							42.7	38.8
SMG Holdings, Inc.	Hotels, Restaurants & Leisure	Senior Debt(7)	3.4%	7/14		5.9	5.9	5.9
		Subordinated Debt(7)	12.5%	6/15		124.6	123.8	124.8
		Convertible Preferred Stock(1)			1,101,673		124.2	105.6
		Common Stock(1)			275,419		27.5	—
							281.4	236.3
Specialty Brands of America, Inc.	Food Products	Subordinated Debt(7)	14.0%	5/14		34.8	34.6	34.8
		Redeemable Preferred Stock			122,017		9.3	15.0
		Common Stock(1)			128,175		2.3	12.1
		Common Stock Warrants(1)			56,819		1.4	5.3
							47.6	67.2
Spring Air International, LLC	Household Durables	Common Membership Units(1)			49%		2.8	0.5
UFG Member, LLC	Food Products	Subordinated Debt(6)	16.5%	5/15		36.4	30.4	26.9
		Common Stock(1)			937		64.7	—
							95.1	26.9
UFG Real Estate Holdings, LLC	Real Estate	Common Membership(1)					—	0.9
Unique Fabricating Incorporated	Auto Components	Senior Debt	5.1%	10/10-2/11		1.0	1.0	1.0
		Senior Debt(6)	10.7%	2/12		5.0	4.2	0.9
		Redeemable Preferred Stock(1)			301,556		7.9	—
		Common Stock Warrants(1)			6,862		0.2	—
							13.3	1.9

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date	# of shares/ units owned	Principal	Cost	Fair Value
Unwired Holdings, Inc.	Household Durables	Senior Debt	5.0%	6/10		1.6	1.6	1.6
		Senior Debt(6)	8.5%	6/11		11.4	7.6	8.1
		Redeemable Preferred Stock(1)			14,630		14.6	—
		Common Stock(1)			126,001		1.3	—
							25.1	9.7
VP Acquisition Holdings, Inc	Health Care Equipment & Supplies	Subordinated Debt(7)	14.5%	10/13-10/14		20.0	19.8	20.0
		Common Stock(1)			19,780		24.7	37.4
							44.5	57.4
Warner Power, LLC	Electrical Equipment	Subordinated Debt(6)(7)	12.6%	11/10		5.0	5.0	1.7
		Redeemable Preferred Membership Units(1)			3,796,269		3.0	—
		Common Membership Units(1)			27,400		1.9	—
							9.9	1.7
WIS Holding Company, Inc.	Commercial Services & Supplies	Subordinated Debt(7)	14.8%	1/14-1/15		109.1	108.4	109.1
		Convertible Preferred Stock			703,406		89.2	137.2
		Common Stock(1)			175,852		17.6	29.6
							215.2	275.9
WSACS RR Holdings LLC	Real Estate	Common Membership Units(1)			3,384,615		3.4	—

CDO/ CLO INVESTMENTS
ACAS Wachovia Investments, L.P.	Diversified Financial Services	Partnership Interest			90%		$12.0	$2.0
Subtotal Control Investments (43% of total investments assets and liabilities at fair value)							$4,068.4	$2,335.0

Counterparty	Instrument	Interest Rate (5)	Expiration Date (5)	# of contracts	Notional	Cost	Fair Value

DERIVATIVE AGREEMENTS
Wachovia Bank, N.A.	Balance Differential Swap - Pay Floating/ Receive Fixed	LIBOR/5.1%	8/19	1	$22.5	$—	$0.9
Subtotal Derivative Agreements (less than 1% of total investment assets and liabilities at fair value)						—	0.9
Total Investment Assets						$9,158.2	$5,576.2
DERIVATIVE AGREEMENTS
BMO Financial Group	Interest Rate Swap - Pay Fixed/ Receive Floating	5.4%/LIBOR	2/13-8/17	5	$391.4	$—	$(30.2)
Citibank, N.A.	Interest Rate Swap - Pay Fixed/ Receive Floating	4.8%/LIBOR	4/12-11/19	4	524.0	—	(30.7)
Wachovia Bank, N.A.	Interest Rate Swap - Pay Fixed/ Receive Floating	4.9%/LIBOR	1/14-8/19	3	323.3	—	(25.7)
Citibank, N.A.	Balance Differential Swap - Pay Fixed/ Receive Floating	5.2%/LIBOR	11/19	1	30.5	—	(2.5)
UniCredit Group	Interest Rate Swap - Pay Fixed/ Receive Floating	5.7%/LIBOR	7/17	1	66.0	—	(8.8)
Fortis Financial Services LLC	Interest Rate Swap - Pay Fixed/ Receive Floating	5.7%/LIBOR	7/17	1	22.3	—	(3.0)
Citibank, N.A.	Foreign Exchange Swap - Pay Euros/ Receive GBP		2/11	1		—	(1.2)
Total Investment Liabilities (2% of total investment assets and liabilities at fair value)						$—	$(102.1)

Fund	Cost	Fair Value
MONEY MARKET FUNDS(9)
Fidelity Institutional Money Market Funds - Money Market Portfolio	$48.5	$48.5
Fidelity Institutional Money Market Funds - Prime Money Market Portfolio	47.1	47.1
Dreyfus Cash Advantage Fund	47.0	47.0
First American Prime Obligations Fund	45.7	45.7
BlackRock Liquidity Funds TempFund Portfolio	44.9	44.9
Goldman Sachs Financial Square Funds - Prime Obligations Fund	44.7	44.7
Federated Prime Cash Obligations Fund	39.0	39.0
Goldman Sachs Financial Square Fund - Money Market Fund	38.7	38.7
AIM STIT - Liquid Assets Portfolio	37.5	37.5

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2009

(in millions, except share data)

Fund	Cost	Fair Value
Dreyfus Institutional Reserves Money Fund	37.4	37.4
BlackRock Cash Funds - Prime	34.1	34.1
Federated Government Obligations Fund	32.6	32.6
Dreyfus Government Cash Management	31.5	31.5
Goldman Sachs Financial Square Funds - Government Fund	28.3	28.3
AIM STIT-STIC Prime Portfolio	25.0	25.0
Federated Government Obligations Fund	25.0	25.0
Federated Prime Obligations Fund	25.0	25.0
Federated Tax-Free Obligations Fund	25.0	25.0
Federated Tax-Free Obligations Fund	21.9	21.9
Fidelity Institutional Money Market Funds - Government Portfolio	10.0	10.0
First American Government Obligations Fund	5.7	5.7
Fidelity Institutional Money Market Funds - Government Portfolio	0.2	0.2
Total Money Market Funds	$694.8	$694.8

(1)	Non-income producing.
(2)	Publicly traded company or a consolidated subsidiary of a public company.
(3)	International investment.
(4)	Certain of the securities are issued by affiliate(s) of the listed portfolio company.
(5)	Interest rates represent the weighted average annual stated interest rate on loans and debt securities, which are presented by the nature of indebtedness by a single issuer. The maturity dates represent the earliest and the latest maturity dates.
(6)	Loan is on non-accrual status and therefore considered non-income producing.
(7)	All or a portion of the loans are pledged as collateral under various secured financing arrangements.
(8)	Portfolio Company has filed for reorganization under Chapter 11 of the United States Code.
(9)	Included in Cash and cash equivalents on our Consolidated Balance Sheets.

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value

NON-CONTROL / NON-AFFILIATE INVESTMENTS
Aerus, LLC	Household Durables	Common Membership Warrants(1)			250,000		$0.2	$—
Affordable Care Holding Corp.	Health Care Providers & Services	Subordinated Debt(7)	15.0%	11/13-11/14		$64.6	63.8	64.6
		Convertible Preferred Stock			70,752		83.9	83.9
		Common Stock(1)			17,687,156		17.7	13.1
							165.4	161.6
Algoma Holding Company	Building Products	Subordinated Debt(7)	12.3%	4/13		13.4	13.2	12.4
		Convertible Preferred Stock(1)			23,319		—	5.3
							13.2	17.7
American Acquisition, LLC	Capital Markets	Senior Debt	12.5%	12/12		26.0	25.6	24.2
AmWins Group, Inc.	Insurance	Senior Debt(7)	6.5%	6/14		18.6	18.6	12.3
Anchor Drilling Fluids USA, Inc.	Energy Equipment & Services	Senior Debt(7)	11.3%	4/13		7.9	7.9	7.9
		Subordinated Debt(7)	14.5%	4/15		61.1	60.5	60.5
							68.4	68.4
Aspect Software	IT Services	Senior Debt	9.2%	7/12		20.0	19.9	16.1
Autodis S.A.(3)	Distributors	Senior Debt(6)	10.3%	6/15		4.6	3.8	1.6
		Subordinated Debt(6)	15.0%	12/15		3.1	2.6	—
							6.4	1.6
Avalon Laboratories Holding Corp.	Health Care Equipment & Supplies	Senior Debt(7)	11.0%	1/14		17.1	17.0	17.2
		Subordinated Debt(7)	18.0%	1/15		21.8	21.2	17.0
		Convertible Preferred Stock(1)			148,742		24.3	—
		Common Stock(1)			7,829		1.3	—
							63.8	34.2
Avanti Park Place LLC	Real Estate	Senior Debt	8.3%	6/10		5.9	6.0	6.0
Axygen Holdings Corporation	Health Care Equipment & Supplies	Subordinated Debt(7)	14.5%	9/14		61.5	60.8	61.5
		Redeemable Preferred Stock			205,204		45.5	64.2
		Convertible Preferred Stock			48,736		14.2	14.2
		Common Stock(1)			207,770		20.9	24.2
							141.4	164.1
BBB Industries, LLC	Auto Components	Senior Debt(7)	6.0%	6/14		21.2	21.2	15.6
Belloto Holdings Limited(3)	Household Durables	Subordinated Debt	12.1%	6/17		2.6	2.4	1.7
		Subordinated Debt(6)	12.3%	6/17		1.3	1.2	0.1
		PIK Note(1)	15.0%	12/17		10.0	8.9	—
		Ordinary Shares(1)			32,434		0.1	—
							12.6	1.8
Berry-Hill Galleries, Inc.	Distributors	Senior Debt	15.4%	3/10		7.7	7.7	7.7
		Common Stock Warrants(1)					0.1	0.1
							7.8	7.8
Blue Wolf Capital Fund II, L.P.	Capital Markets	Limited Partnership Interest(1)					1.1	1.1
Butler Animal Health Supply, LLC	Health Care Equipment & Supplies	Senior Debt(7)	7.8%	7/12		8.0	8.0	6.9
CAMP Systems International, Inc.	Air Freight & Logistics	Senior Debt(7)	9.6%	9/14		30.0	29.7	22.6
Carestream Health, Inc.	Health Care Equipment & Supplies	Senior Debt(7)	7.4%	10/13		15.0	15.0	9.1

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
CH Holding Corp.	Leisure Equipment & Products	Senior Debt(6) Redeemable Preferred Stock(1)	8.0%	5/11	21,215	13.1	13.0 42.7	5.0 —
							55.7	5.0
Cinelease, Inc.	Electronic Equipment, Instruments & Components	Senior Debt(7)	7.8%	3/12-3/13		58.2	57.7	45.8
		Common Stock(1)			583		0.6	0.7
							58.3	46.5
CMX Inc.	Construction & Engineering	Senior Debt(7)	6.7%	5/11-5/12		97.1	95.9	66.0
		Senior Debt(6)(7)	8.1%	5/12		46.3	46.3	—
							142.2	66.0
Compusearch Holdings Company, Inc.	Software	Subordinated Debt(7)	12.0%	6/12		12.6	12.4	12.4
		Convertible Preferred Stock(1)			23,342		0.9	1.5
							13.3	13.9
Contec. LLC	Household Durables	Subordinated Debt(7)	14.0%	9/15-9/16		135.0	133.7	127.2
Corrpro Companies, Inc.	Construction & Engineering	Subordinated Debt	12.5%	3/11		13.0	11.5	11.6
		Redeemable Preferred Stock			1,165,930		1.7	1.7
		Common Stock Warrants(1)			5,022,576		3.5	8.6
							16.7	21.9
CyrusOne Networks, LLC	IT Services	Senior Debt(7)	9.1%	1/14		19.9	19.8	17.1
Delsey Holding(3)	Textiles, Apparel & Luxury Goods	Senior Debt	9.5%	2/12		20.7	20.7	23.3
DelStar, Inc.	Building Products	Subordinated Debt(7)	14.0%	12/12		18.7	18.5	18.7
		Redeemable Preferred Stock			26,613		16.7	33.6
		Convertible Preferred Stock			29,569		3.4	3.4
		Common Stock Warrants(1)			89,020		16.9	5.0
							55.5	60.7
Direct Marketing International LLC	Media	Subordinated Debt(7)	15.2%	7/12		29.3	29.0	29.0
Dyno Holding Corp.	Auto Components	Senior Debt(7)	9.5%	11/13		41.9	41.5	41.9
		Subordinated Debt(7)	16.0%	11/14		27.4	27.2	27.4
		Convertible Preferred Stock(1)			389,759		40.5	6.4
		Common Stock(1)			97,440		10.1	—
							119.3	75.7
Easton Bell Sports LLC	Leisure Equipment & Products	Common Units(1)			1,985,748		0.7	4.2
Edline, LLC	Software	Subordinated Debt(7)	14.0%	7/13		18.1	14.4	18.6
		Membership Warrants(1)			6,447,500		6.0	16.0
							20.4	34.6
FAMS Acquisition, Inc.	Diversified Financial Services	Subordinated Debt(7) Convertible Preferred Stock(1)	14.8%	11/13-11/14	861,364	26.1	25.9 20.9	26.1 11.0
							46.8	37.1
FCC Holdings, LLC	Commercial Banks	Subordinated Debt	15.8%	12/12		75.0	74.4	63.8
Foamex, L.P.(2)	Household Durables	Senior Debt(6)	8.3%	2/13-2/14		23.2	22.0	6.2
Ford Motor Company(2)	Automobiles	Revolver Commitment		12/11			(6.7)	(60.4)

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Formed Fiber Technologies, Inc.	Auto Components	Subordinated Debt(6)	15.0%	8/11		13.9	11.1	3.0
		Common Stock Warrants(1)			122,397		0.1	—
							11.2	3.0
FPI Holding Corporation	Food Products	Senior Debt	14.7%	5/11-5/14		23.4	23.3	23.4
		Senior Debt(6)	17.3%	5/15		9.1	8.7	5.5
		Subordinated Debt(6)	21.5%	5/15-5/16		18.6	17.4	—
		Redeemable Preferred Stock(1)			4,469		39.1	—
		Convertible Preferred Stock(1)			21,715		23.3	—
		Common Stock(1)			5,429		5.8	—
							117.6	28.9
French Lick Resorts & Casino Hotels, LLC	Hotels, Restaurants & Leisure	Senior Debt	10.8%	4/14		31.7	25.7	18.3
FU/WD Opa Locka, LLC	Real Estate	Senior Debt	8.0%	9/17-9/24		32.5	31.0	27.1
Genband Inc.	Communications Equipment	Common Stock(1)			2,975,631		14.7	4.0
Golden Key US LLC	Diversified Financial Services	Commercial Paper(1)	5.3%	10/07		7.3	7.3	4.0
HMSC Corporation	Insurance	Senior Debt(7)	6.0%	10/14		3.5	3.5	2.0
HomeAway, Inc.	Commercial Services & Supplies	Redeemable Preferred Stock(1)			384,297		0.7	0.6
		Convertible Preferred Stock(1)			1,661,820		9.7	26.8
							10.4	27.4
Hopkins Manufacturing Corporation	Auto Components	Subordinated Debt(7)	15.3%	7/12		36.9	36.6	35.4
		Redeemable Preferred Stock			2,915		5.9	5.6
							42.5	41.0
III Exploration II, LP	Oil, Gas & Consumable Fuels	Senior Debt(7)	8.8%	4/14		20.0	20.0	16.9
Infiltrator Systems, Inc.	Building Products	Senior Debt(7)	16.0%	10/13		37.0	36.6	36.6
Innova Holdings, Inc.	Software	Senior Debt(7)	9.4%	3/13		11.5	11.4	11.5
		Subordinated Debt(7)	15.0%	3/14		17.7	17.5	17.7
		Convertible Preferred Stock			14,283		21.6	30.8
							50.5	60.0
Inovis International, Inc.	Software	Senior Debt(7)	8.4%	5/10		88.0	87.5	82.6
Intergraph Corporation	Software	Senior Debt(7)	8.2%	12/14		3.0	3.0	2.7
iTradeNetwork, Inc.	IT Services	Senior Debt(7)	11.5%	12/13		25.0	24.8	24.3
JHCI Acquisition, Inc.	Air Freight & Logistics	Senior Debt(7)	6.0%	12/14		19.0	19.1	11.7
Jones Stephens Corp.	Building Products	Subordinated Debt(7)	13.5%	9/13-9/14		23.2	22.9	19.5
J-Pac, LLC	Health Care Equipment & Supplies	Senior Debt(7)	12.0%	1/14		15.0	14.8	14.5
		Subordinated Debt	18.9%	1/14		9.6	9.3	8.8
		Preferred Unit Warrants(1) Common Unit Warrants(1)			263,158		0.2	0.1
					500,000		—	0.1
							24.3	23.5
KIK Custom Products, Inc.(3)	Household Products	Senior Debt(6)	8.5%	11/14		21.5	21.5	3.6
LabelCorp Holdings, Inc	Paper & Forest Products	Senior Debt	8.1%	8/13-8/14		2.0	1.6	1.1
		Subordinated Debt	14.0%	8/15-8/16		60.5	59.9	57.0
							61.5	58.1

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
LCW Holdings, LLC	Real Estate	Senior Debt	8.4%	10/12		31.5	30.5	32.9
		Warrant(1)			12.3%		0.9	5.4
							31.4	38.3
LJVH Holdings Inc.(3)	Beverages	Senior Debt(7)	7.0%	1/15		28.5	28.6	21.4
LN Acquisition Corp.	Machinery	Senior Debt(7)	6.8%	1/15		21.5	21.6	15.9
Logex Corporation	Road & Rail	Subordinated Debt(6)	12.2%	3/09		12.8	9.1	0.2
LTM Enterprises, Inc.	Personal Products	Senior Debt(7)	10.2%	11/11		19.0	19.0	17.0
MagnaCare Holdings, Inc.	Health Care Providers & Services	Subordinated Debt(7)	14.8%	1/13		14.0	13.9	13.9
Medical Billing Holdings, Inc.	IT Services	Subordinated Debt(7)	15.0%	9/13		10.7	10.5	10.7
		Convertible Preferred Stock(1)			13,199,000		13.2	13.7
		Common Stock(1)			3,299,582		3.3	—
							27.0	24.4
MGM Holdings II, Inc.	Media	Senior Debt(6)	4.7%	6/11		2.0	1.7	0.9
Mirion Technologies	Electrical Equipment	Senior Debt(7)	7.2%	5/10-11/11		124.7	124.2	126.1
		Subordinated Debt(7)	15.2%	9/09-5/12		50.8	50.5	50.9
		Convertible Preferred Stock			435,724		48.5	93.7
		Common Stock(1)			24,503		2.8	3.6
		Common Stock Warrants(1)			222,156		18.6	31.0
							244.6	305.3
Mitchell International, Inc.	IT Services	Senior Debt(7)	6.8%	3/15		5.0	5.0	3.3
National Processing Company Group, Inc.	IT Services	Senior Debt(7)	10.7%	9/14		53.0	52.8	38.8
NBD Holdings Corp.	Diversified Financial Services	Senior Subordinated Debt(7)	14.0%	8/13		45.7	45.2	45.2
		Convertible Preferred Stock			84,174		10.4	10.4
		Common Stock(1)			633,408		0.1	0.1
							55.7	55.7
Net1 Las Colinas Manager, LLC	Real Estate	Senior Debt	7.7%	10/15		5.1	5.2	4.8
Nivel Holdings, LLC	Distributors	Senior Debt(7)	10.6%	10/13		62.2	61.7	57.5
Orchard Brands Corporation	Internet & Catalog Retail	Senior Debt(7)	13.5%	4/13-4/14		308.8	305.9	211.0
		Subordinated Debt	10.0%	4/14		60.2	60.2	32.1
		Common Stock(1)			565,885		—	0.1
							366.1	243.2
Pan Am International Flight Academy, Inc.	Professional Services	Subordinated Debt(6)(7)	18.0%	7/13		28.6	25.2	21.3
		Convertible Preferred Stock(1)			8,234		8.2	—
							33.4	21.3
Panavision, Inc.	Electronic Equipment, Instruments & Components	Senior Debt	6.6%	3/11		2.0	1.7	1.1
PaR Systems, Inc.	Machinery	Senior Debt	4.7%	7/13		4.7	4.5	4.5
Phillips & Temro Industries, Inc.	Auto Components	Senior Debt(7)	12.8%	12/10-12/11		23.8	23.7	23.7
		Subordinated Debt(7)	16.3%	12/12		17.4	17.4	17.4
							41.1	41.1
Qioptiq S.A.R.L.(3)	Electronic Equipment, Instruments & Components	Subordinated Debt	10.2%	3/18		29.3	29.0	29.0
Ranpak Acquisition Company	Containers & Packaging	Senior Debt(7)	8.8%	12/13-12/14		142.2	140.9	114.0

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
RDR Holdings, Inc.	Household Durables	Subordinated Debt(7)	15.4%	10/14-10/15		216.8	215.0	216.8
		Convertible Preferred Stock			154,142		164.4	122.9
		Common Stock(1)			1,541,415		1.5	—
							380.9	339.7
Roarke - Money Mailer, LLC	Media	Common Membership Units(1)			3.5%		0.9	1.3
Scanner Holdings Corporation	Computers & Peripherals	Senior Debt(7)	5.3%	5/12-5/13		11.9	11.6	11.9
		Subordinated Debt(7)	14.0%	5/14		20.7	20.5	20.7
		Convertible Preferred Stock(1)			77,640,000		7.8	7.4
		Common Stock(1)			78,242		0.1	—
							40.0	40.0
Securus Technologies, Inc.	Diversified Telecommunication Services	Common Stock(1)			12		0.7	—
Seroyal Holdings, L.P.(3)	Pharmaceuticals	Redeemable Preferred Partnership Units			26,274		0.5	0.6
		Partnership Units(1)			95,280		0.8	1.4
							1.3	2.0
Sleep Innovations, Inc.(9)	Household Durables	Senior Debt	11.0%	4/09		2.3	2.3	2.3
		Senior Debt(6)	7.9%	4/09-4/14		30.6	22.9	6.8
							25.2	9.1
Small Smiles Holding Company, LLC	Health Care Providers & Services	Senior Debt	5.6%	9/12		12.1	7.0	5.2
		Subordinated Debt(6)(7)	15.0%	9/13-9/14		100.5	87.9	—
							94.9	5.2
Soil Safe Holdings, LLC	Professional Services	Senior Debt	9.1%	8/13-8/14		52.2	51.7	50.0
		Subordinated Debt(7)	14.7%	8/15-8/17		58.5	57.9	54.5
							109.6	104.5
Spectrum Brands, Inc.(2)	Household Products	Senior Debt(6)	6.6%	3/13		8.7	8.3	5.0
Supreme Corq Holdings, LLC	Containers & Packaging	Common Membership Warrants(1)			5,670		0.4	—
Swank Audio Visuals, L.L.C.	Commercial Services & Supplies	Senior Debt(7)	8.9%	8/14		48.5	48.1	31.7
Tanenbaum-Harber Co. Holdings, Inc.	Insurance	Redeemable Preferred Stock(1)			376		0.5	0.5
		Common Stock(1)			3,861		—	—
							0.5	0.5
TestAmerica Environmental Services, LLC	Commercial Services & Supplies	Senior Debt(7)	5.9%	12/11-12/13		11.1	10.9	9.5
		Senior Debt(6)(7)	9.2%	12/13		21.2	20.9	—
		Subordinated Debt(6)	14.0%	12/14		41.7	39.5	—
		Preferred Unit(1)			11,659,298		6.9	—
		Preferred Unit Warrants(1)			1,998,961		4.8	—
							83.0	9.5
The Tensar Corporation	Construction & Engineering	Senior Debt(7)	8.5%	5/13		82.0	81.2	60.0
		Subordinated Debt	17.5%	10/13		43.5	43.2	38.1
							124.4	98.1
ThreeSixty Sourcing, Inc.(3)	Commercial Services & Supplies	Common Stock Warrants(1)			35		4.1	1.3
TransFirst Holdings, Inc.	Distributors	Senior Debt(7)	7.5%	6/15		50.0	49.6	39.3

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
triVIN, Inc.	IT Services	Subordinated Debt(7)	15.0%	6/14-6/15		19.9	19.7	19.9
		Convertible Preferred Stock(1)			247,000,000		26.3	16.6
		Common Stock(1)			6,319,923		6.3	—
							52.3	36.5
True Temper Sports, Inc.	Leisure Equipment & Products	Senior Debt	9.3%	6/11		2.0	1.9	1.3
Tyden Caymen Holdings Corp.	Electronic Equipment, Instruments & Components	Senior Debt(7)	10.5%	5/10-11/11		12.0	11.9	12.0
		Subordinated Debt(7)	13.8%	5/12		14.5	14.4	14.6
		Common Stock(1)			1,165,930		1.1	2.9
							27.4	29.5
Velocity Financial Group, Inc.	Diversified Financial Services	Subordinated Debt	15.0%	4/14		17.8	17.6	17.6
		Convertible Preferred Stock(1)			11,659,298		20.4	8.7
							38.0	26.3
Venus Swimwear, Inc.	Internet & Catalog Retail	Senior Debt	9.7%	12/11-12/12		21.9	21.6	17.6
		Subordinated Debt(6)	20.0%	12/13		25.4	19.2	1.3
							40.8	18.9
WRH, Inc.	Life Sciences Tools & Services	Senior Debt(7)	5.7%	9/13-9/14		4.3	4.3	4.3
		Subordinated Debt(7)	14.7%	7/14-9/14		81.7	81.0	81.4
		Convertible Preferred Stock			2,008,575		226.0	226.0
		Common Stock(1)			502,144		49.9	20.6
							361.2	332.3
WWC Acquisitions, Inc.	Professional Services	Senior Debt(7)	7.2%	12/11-12/13		34.0	33.6	26.7
Zencon Holdings Corporation	Internet Software & Services	Senior Debt(7)	6.5%	5/13		17.2	17.1	17.2
		Subordinated Debt(7)	15.3%	5/14		21.0	20.8	21.0
		Convertible Preferred Stock(1)			5,246,686		7.5	16.5
							45.4	54.7
ZSF/WD Fitzgerald, LLC	Real Estate	Senior Debt	8.2%	9/24		1.2	1.1	0.6
ZSF/WD Hammond, LLC	Real Estate	Senior Debt	8.0%	9/17-9/24		40.7	38.9	33.2
ZSF/WD Jacksonville, LLC	Real Estate	Senior Debt	8.1%	9/17-9/24		20.5	19.5	15.9
ZSF/WD Montgomery-31, LLC	Real Estate	Senior Debt	8.0%	9/17-9/24		33.8	32.2	27.9
ZSF/WD Opa Locka, LLC	Real Estate	Senior Debt	8.2%	9/24		0.4	0.4	0.1
ZSF/WD Orlando, LLC	Real Estate	Senior Debt	8.1%	9/17-9/24		20.8	19.7	16.2
CMBS AND REAL ESTATE CDO INVESTMENTS
ACAS CRE CDO 2007-1, Ltd.	Real Estate	Class C through Class N Notes Preferred Shares	5.7%	11/31	417,086,293	$345.5	$201.1 17.7	$13.7 4.2
							218.8	17.9
Banc of America	Real Estate	Forward Purchase commitment to purchase Banc of America Commercial Mortgage Trust 2007-1, Commercial Mortgage Pass-Through Certificates ($5.8 Fair Value)		4/09			18.2	3.7
CD 2007-CD4 Commercial Mortgage Trust	Real Estate	Commercial Mortgage Pass-Through Certificates	5.7%	4/17		14.1	8.8	1.3

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
CD 2007-CD5 Mortgage Trust	Real Estate	Commercial Mortgage Pass-Through Certificates	6.2%	12/17		14.8	10.2	2.1
Citigroup Commercial Mortgage Securites Trust 2007-C6	Real Estate	Commercial Mortgage Pass-Through Certificates	5.5%	7/17		152.9	68.1	16.4
COBALT CMBS Commercial Mortgage Trust 2007-C3	Real Estate	Commercial Mortgage Pass-Through Certificates	5.2%	10/17		11.1	8.6	0.8
Countrywide Commercial Mortgage Trust 2007-MF1	Real Estate	Commercial Mortgage Pass-Through Certificates	6.1%	11/37-11/40		24.0	9.3	1.8
Credit Suisse Commercial Mortgage Trust 2007-C3	Real Estate	Commercial Mortgage Pass-Through Certificates	5.6%	7/17		13.2	10.6	1.0
Credit Suisse Commercial Mortgage Trust Series 2007-C4	Real Estate	Commercial Mortgage Pass-Through Certificates	5.8%	8/17		20.8	12.1	4.6
GE Commercial Mortgage Corporation, Series 2007-C1	Real Estate	Commercial Mortgage Pass-Through Certificates	5.5%	12/19		37.0	31.4	3.4
GS Morgtage Securities Trust 2006-GG10	Real Estate	Commercial Mortgage Pass-Through Certificates	5.7%	7/17		63.7	52.3	4.7
J.P. Morgan Chase Commercial Mortgage Securities Trust 2007-LDP11	Real Estate	Commercial Mortgage Pass-Through Certificates	5.6%	7/17		142.7	62.7	11.7
J.P. Morgan Chase		Forward Purchase commitment to purchase J.P. Morgan Chase Commercial Mortgage Securities Trust 2007-LDP11, Commercial Mortgage Pass-Through Certificates ($1.9 Fair Value)		1/09-5/09			7.2	0.8
J.P. Morgan Chase		Forward Purchase commitment to purchase ML-CFC Commercial Mortgage Trust 2007-6, Commercial Mortgage Pass-Through Certificates ($0.9 Fair Value)		1/09			2.9	0.6
LB-UBS Commercial Mortgage Trust 2007-C6	Real Estate	Commercial Mortgage Pass-Through Certificates	6.2%	8/17		36.6	22.1	4.9
LB-UBS Commercial Mortgage Trust 2008-C1	Real Estate	Commercial Mortgage Pass-Through Certificates	6.2%	7/23-7/24		19.4	7.3	2.4
ML-CFC Commercial Mortgage Trust 2007-8	Real Estate	Commercial Mortgage Pass-Through Certificates	6.0%	8/17		32.8	19.5	4.4
Wachovia Bank Commercial Mortgage Trust 2007-C31	Real Estate	Commercial Mortgage Pass-Through Certificates	5.8%	5/17		20.0	11.4	2.8

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Wachovia Bank Commercial Mortgage Trust, Series 2007-C32	Real Estate	Commercial Mortgage Pass-Through Certificates	5.7%	10/17		161.6	76.1	13.4
Wachovia Bank Commercial Mortgage Trust, Series 2007-C34	Real Estate	Commercial Mortgage Pass-Through Certificates	5.3%	10/17-9/24		96.2	43.4	8.3
Wachovia Bank Commercial Trust 2006-C28	Real Estate	Commercial Mortgage Pass-Through Certificates	6.0%	11/16		5.0	3.1	0.5
CLO INVESTMENTS
ACAS CLO 2007-1, Ltd.	Diversified Financial Services	Secured Notes				$8.5	$8.4	$1.3
		Subordinated Notes				25.9	23.0	8.2
							31.4	9.5
Ares IIIR/IVR CLO Ltd.	Diversified Financial Services	Subordinated Notes				20.0	16.8	5.1
Ares VIII CLO, Ltd.	Diversified Financial Services	Preference Shares			6,241		4.3	1.1
Avalon Capital Ltd. 3	Diversified Financial Services	Preferred Securities			13,796		4.5	1.7
Babson CLO Ltd. 2006-II	Diversified Financial Services	Income Notes				15.0	13.4	5.7
BALLYROCK CLO 2006-2 LTD.	Diversified Financial Services	Deferrable Notes				2.5	2.1	0.5
Cent CDO 12 Limited	Diversified Financial Services	Income Notes				26.4	22.6	8.3
Centurion CDO 8 Limited	Diversified Financial Services	Subordinated Notes				5.0	3.1	1.4
Champlain CLO	Diversified Financial Services	Preferred Securities			1,000,000		0.5	0.1
CoLTs 2005-1 Ltd.(3)	Diversified Financial Services	Preference Shares(1)			360		6.7	3.0
CoLTs 2005-2 Ltd.(3)	Diversified Financial Services	Preference Shares			34,170,000		29.3	7.8
CREST Exeter Street Solar 2004-2	Diversified Financial Services	Preferred Securities			3,089,177		2.7	0.3
Eaton Vance CDO X PLC(3)	Diversified Financial Services	Secured Subordinated Income Notes				15.0	13.0	4.3
Essex Park CDO Ltd.	Diversified Financial Services	Preferred Securities			5,750,000		1.8	1.3
Flagship CLO V	Diversified Financial Services	Deferrable Notes				1.7	1.3	0.3
		Subordinated Securities			15,000		13.2	4.0
							14.5	4.3
Galaxy III CLO, Ltd	Diversified Financial Services	Subordinated Notes				4.0	2.3	0.9
LightPoint CLO IV, LTD	Diversified Financial Services	Income Notes				6.7	6.2	0.7
LightPoint CLO VIII, Ltd.	Diversified Financial Services	Deferrable Notes				7.0	6.5	1.7
LightPoint CLO VII, Ltd.	Diversified Financial Services	Subordinated Notes				9.0	7.6	3.2

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Mayport CLO Ltd.	Diversified Financial Services	Income Notes				14.0	12.1	4.0
NYLIM Flatiron CLO 2006-1 LTD.(3)	Diversified Financial Services	Subordinated Securities			10,000		8.9	3.2
Octagon Investment Partners VII, Ltd.	Diversified Financial Services	Preferred Securities			5,000,000		2.1	0.8
Sapphire Valley CDO I, Ltd.	Diversified Financial Services	Subordinated Notes				14.0	12.4	4.8
Vitesse CLO, Ltd.	Diversified Financial Services	Preferred Securities			20,000,000		15.2	3.8
Subtotal Non-Control / Non-Affiliate Investments (58% of total investment assets and liabilities at fair value)							$5,904.1	$4,182.0

AFFILIATE INVESTMENTS
Aptara, Inc.	IT Services	Senior Debt	11.5%	8/09		$3.0	$ 3.0	$3.0
		Subordinated Debt(7)	16.3%	8/09		43.5	43.3	43.3
		Subordinated Debt(6)(7)	19.0%	8/09		11.8	10.0	3.7
		Redeemable Preferred Stock(1)			15,107		14.1	—
		Convertible Preferred Stock(1)			2,549,410		8.8	—
		Preferred Stock Warrants(1)			230,681		1.0	—
							80.2	50.0
Coghead, Inc.	Internet Software & Services	Subordinated Debt	10.0%	4/09		0.1	0.1	0.1
		Convertible Preferred Stock(1)			5,489,656		2.6	0.2
							2.7	0.3
Creditcards.com, Inc.	Internet Software & Services	Senior Debt(7)	11.0%	6/13		140.9	140.1	136.1
		Subordinated Debt(7)	15.0%	6/14		28.4	28.0	26.6
		Common Stock(1)			1,094,645		1.6	4.2
							169.7	166.9
Egenera, Inc.	Computers & Peripherals	Subordinated Debt	15.0%	12/10		2.8	2.4	2.4
		Redeemable Preferred Stock(1)			523,040		0.4	9.7
		Common Stock(1)			8,046,865		25.0	—
							27.8	12.1
HALT Medical, Inc.	Health Care Equipment & Supplies	Convertible Preferred Stock(1)			5,053,292		8.1	8.7
IS Holdings I, Inc.	Software	Senior Debt(7)	7.9%	6/14		20.0	19.8	15.6
		Redeemable Preferred Stock			1,297		1.6	1.5
		Common Stock(1)			1,165,930		—	4.6
							21.4	21.7
Narus, Inc.	Internet Software & Services	Convertible Preferred Stock(1)			23,583,196		8.4	2.1
		Preferred Stock Warrants(1)			5,440,881		—	—
							8.4	2.1
Primrose Holding Corporation	Diversified Consumer Services	Common Stock(1)			4,213		2.7	7.4
Qualitor Component Holdings, LLC	Auto Components	Subordinated Debt(7) Redeemable Preferred Units(1)	17.0%	12/12	3,150,000	35.6	35.3 3.1	35.9 1.1
		Common Units(1)			350,000		0.4	—
							38.8	37.0

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Radar Detection Holdings Corp.	Household Durables	Senior Debt(7) Common Stock(1)	9.4%	11/12	40,688	13.0	13.0 0.6	9.5 0.6
							13.6	10.1
Roadrunner Dawes, Inc.	Road & Rail	Subordinated Debt(7)	18.0%	9/12		19.3	19.2	19.2
		Common Stock(1)			7,000		7.0	0.1
							26.2	19.3
Tymphany Corporation	Electronic Equipment & Instruments	Senior Debt(1)	0.0%	4/09		2.2	2.2	—
WFS Holding, Inc.	Software	Convertible Preferred Stock			20,403,772		2.8	2.8
Subtotal Affiliate Investments (5% of total investment assets and liabilities at fair value)							$404.6	$338.4

CONTROL INVESTMENTS
ACAS Equity Holdings Corp.	Diversified Financial Services	Common Stock(1)			589		$14.7	$4.3
ACAS Real Estate Holdings Corporation	Real Estate	Subordinated Debt Common Stock(1)	15.0%	5/16	100%	$0.8	0.8 5.4	— —
							6.2	—
American Capital Agency Corp.(2)(8)	Real Estate Investment Trusts	Common Stock			5,000,100		100.0	101.5
American Capital, LLC	Capital Markets	Senior Debt	7.7%	9/12		10.6	10.4	10.6
		Common Membership Interest			100%		58.5	164.7
							68.9	175.3
American Driveline Systems, Inc.	Diversified Consumer Services	Subordinated Debt(7)	14.0%	12/14-12/15		41.7	41.2	41.7
		Redeemable Preferred Stock			403,357		28.4	44.1
		Common Stock(1)			128,681		10.8	2.7
		Common Stock Warrants(1)			204,663		17.3	4.2
							97.7	92.7
Auxi Health, Inc.	Health Care Providers & Services	Subordinated Debt(6)	5.8%	3/09		8.9	3.2	1.1
Barton-Cotton Holding Corporation	Distributors	Subordinated Debt(6)	14.0%	9/14		34.1	28.6	—
		Redeemable Preferred Stock(1)			28,263		15.7	—
		Convertible Preferred Stock(1)			66,551		6.7	—
		Common Stock(1)			607		0.1	—
		Common Stock Warrants(1)			125,610		12.5	—
		Guarantee					—	(10.0)
							63.6	(10.0)
Capital.com, Inc.	Diversified Financial Services	Common Stock(1)			8,500,100		1.5	0.4
CIBT Travel Solutions, Inc.	Commercial Services & Supplies	Senior Debt	5.9%	1/13-1/14		74.8	74.0	74.8
		Subordinated Debt(7)	15.0%	1/10-1/16		43.1	42.7	43.1
		Convertible Preferred Stock(1)			776,800		77.7	35.2
		Common Stock(1)			194,200		19.4	—
							213.8	153.1
Consolidated Bedding, Inc.	Household Durables	Senior Debt	11.4%	6/13		10.7	10.5	10.2
		Senior Debt(6)	11.4%	6/13		113.1	103.7	23.0
		Subordinated Debt(6)	21.7%	12/13		92.0	78.4	—
		Convertible Preferred Stock(1)			16,423		3.0	—
							195.6	33.2

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Contour Semiconductor, Inc.	Semiconductors & Semiconductor Equipment	Convertible Preferred Stock(1)			9,738,995		10.0	10.6
Core Business Credit, LLC	Diversified Financial Services	Subordinated Debt	14.1%	5/15		19.5	19.3	19.3
		Convertible Preferred Units(1)			155,150		15.5	16.1
		Common Units(1)			38,788		3.9	3.3
							38.7	38.7
ECA Acquisition Holdings, Inc	Health Care Equipment & Supplies	Subordinated Debt(7)	16.5%	12/14		13.0	12.9	13.0
		Common Stock(1)			583		11.1	5.1
							24.0	18.1
eLynx Holdings, Inc.	IT Services	Senior Debt(7)	9.8%	6/13		9.6	9.5	9.6
		Subordinated Debt(6)(7)	10.0%	6/13		14.6	13.4	1.4
		Redeemable Preferred Stock(1)			21,114		9.0	—
		Convertible Preferred Stock(1)			7,929		6.0	—
		Common Stock(1)			11,261		1.1	—
		Common Stock Warrants(1)			1,078,792		13.1	—
							52.1	11.0
Endeavor Fund I, LP	Thrifts & Mortgage Finance	Partnership Interest			100%		29.7	20.9
ETG Holdings, Inc.	Containers & Packaging	Senior Debt(6)	10.4%	5/11		13.4	10.8	2.6
		Subordinated Debt(6)	14.3%	5/12-5/13		15.8	10.9	—
		Convertible Preferred Stock(1)			233,201		11.4	—
							33.1	2.6
European Capital Limited(2)(3)	Diversified Financial Services	Subordinated Debt	7.5%	11/09-2/11		363.6	358.7	363.6
		Ordinary Shares			72,305,938		921.8	116.9
							1,280.5	480.5
European Touch, LTD. II	Leisure Equipment & Products	Subordinated Debt	12.0%	12/10		3.1	3.1	3.1
		Subordinated Debt(6)	18.1%	12/10		20.5	15.6	2.2
		Redeemable Preferred Stock(1)			263		0.3	—
		Common Stock(1)			1,688		0.9	—
		Common Stock Warrants(1)			7,105		3.7	—
							23.6	5.3
EXPL Pipeline Holdings LLC	Oil, Gas & Consumable Fuels	Senior Debt	9.6%	1/17		42.3	41.9	42.3
		Common Membership Units(1)			58,297		44.5	12.0
							86.4	54.3
Fosbel Global Services (LUXCO) S.C.A(3)	Commercial Services & Supplies	Subordinated Debt(7)	14.0%	12/13		19.6	19.6	19.6
		Subordinated Debt(6)(7)	17.0%	12/14		18.6	15.5	15.7
		Redeemable Preferred Stock(1)			18,449,456		18.5	—
		Convertible Preferred Stock(1)			1,519,368		3.0	—
		Common Stock(1)			108,526		0.2	—
							56.8	35.3
Fountainhead Estate Holding Corp.(3)	Internet Software & Services	Senior Debt Redeemable Preferred Stock(1)	5.7%	10/13	115,538	24.5	24.5 11.6	24.5 11.6
		Convertible Preferred Stock(1)			59,250		59.3	2.6
							95.4	38.7

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
FreeConferenceroom.com, Inc.	Diversified Telecommunication Services	Senior Debt(7)	8.3%	4/11-5/11		14.8	14.7	14.9
		Subordinated Debt	15.0%	5/12		10.1	10.0	10.1
		Redeemable Preferred Stock(1)			14,042,095		12.8	4.5
		Common Stock(1)			6,088,229		2.3	—
							39.8	29.5
Future Food, Inc.	Food Products	Senior Debt	6.9%	7/10		17.2	17.2	17.3
		Subordinated Debt(6)	12.4%	7/11-7/12		13.5	12.5	3.8
		Common Stock(1)			64,917		13.0	—
		Common Stock Warrants(1)			6,500		1.3	—
							44.0	21.1
FutureLogic, Inc.	Computers & Peripherals	Senior Debt(7)	9.7%	2/10-2/12		48.2	48.0	48.2
		Subordinated Debt(7)	15.0%	2/13		32.6	32.3	32.6
		Common Stock(1)			129,514		15.6	3.7
							95.9	84.5
FV Holdings Corporation	Food Products	Subordinated Debt(7)	14.5%	6/15		23.1	23.1	23.1
		Convertible Preferred Stock(1)			292,000		14.3	23.8
		Common Stock(1)			125,000		6.1	10.2
							43.5	57.1
Group Montana, Inc.	Textiles, Apparel & Luxury Goods	Senior Debt(7)	10.4%	10/10-10/11		16.1	16.1	16.1
		Senior Debt(6)(7)	12.9%	10/11		5.1	4.8	2.1
		Subordinated Debt(6)	25.0%	10/12		18.8	13.6	—
		Convertible Preferred Stock(1)			4,000		1.0	—
		Common Membership Interest(1)			2.5%		0.7	—
							36.2	18.2
Halex Holdings Corp.	Construction Materials	Senior Debt(6)	13.5%	9/11-10/13		24.9	23.4	9.9
		Subordinated Debt(6)	18.8%	8/15		24.3	15.9	—
		Redeemable Preferred Stock(1)			23,213,046		30.2	—
							69.5	9.9
Hartstrings Holdings Corp.	Textiles, Apparel & Luxury Goods	Senior Debt(1)	0.0%	12/10		13.5	13.5	13.5
		Senior Debt(6)	0.0%	12/10		2.9	2.7	0.7
		Convertible Preferred Stock(1)			10,196		3.0	—
		Common Stock(1)			14,250		4.8	—
							24.0	14.2
Imperial Supplies Holdings, Inc.	Trading Companies and Distributors	Subordinated Debt	16.0%	10/14		22.1	21.9	21.9
		Redeemable Preferred Stock			19,604		14.7	21.6
		Convertible Preferred Stock(1)			19,604		20.2	8.1
		Common Stock(1)			442,187		11.3	—
							68.1	51.6
Kingway Inca Clymer Holdings, Inc.	Building Products	Subordinated Debt(6)	12.3%	4/12		1.8	—	—
		Redeemable Preferred Stock(1)			13,709		9.2	0.7
							9.2	0.7

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Lifoam Holdings, Inc.	Leisure Equipment & Products	Senior Debt	8.0%	6/13		22.2	22.2	22.2
		Subordinated Debt	7.8%	6/13		18.3	18.3	18.2
		Subordinated Debt(6)	8.3%	6/13		18.4	15.9	2.3
		Redeemable Preferred Stock(1)			6,160		4.2	—
		Convertible Preferred Stock(1)			15,797		12.2	—
		Common Stock(1)			14,000		1.4	—
		Common Stock Warrants(1)			434,938		2.9	—
							77.1	42.7
LLSC Holdings Corporation	Personal Products	Senior Debt(7)	7.7%	8/12		5.5	5.5	5.5
		Subordinated Debt(7)	12.0%	8/13		5.5	5.5	5.5
		Convertible Preferred Stock(1)			7,496		8.1	4.7
							19.1	15.7
LVI Holdings, LLC	Professional Services	Senior Debt(7)	8.9%	2/10		2.4	2.4	2.3
		Subordinated Debt(7)	18.0%	2/13		11.4	11.3	11.4
							13.7	13.7
Montgomery Lane, LLC (DE LLC)	Diversified Financial Services	Common Membership Units(1)			100		10.3	6.8
Montgomery Lane, LTD (Cayman)(3)	Diversified Financial Services	Common Membership Units(1)			50,000		7.2	0.8
MW Acquisition Corporation	Health Care Providers & Services	Subordinated Debt(7)	11.3%	2/13-2/14		25.0	24.7	25.0
		Convertible Preferred Stock(1)			38,016		13.5	13.9
		Common Stock(1)			51,521		—	0.1
							38.2	39.0
NECCO Holdings, Inc.	Food Products	Senior Debt	13.4%	12/12		4.1	4.1	4.1
		Common Stock(1)			760,869		0.1	0.1
							4.2	4.2
NECCO Realty Investments, LLC	Real Estate	Senior Debt(7)	14.0%	12/17		37.7	37.0	37.7
		Common Membership Units(1)			7,000		4.9	9.8
							41.9	47.5
Oceana Media Finance, LLC	Commercial Banks	Common Membership Units(1)			145,742		14.6	11.4
Paradigm Precision Holdings, LLC	Aerospace & Defense	Senior Debt	6.4%	2/09		19.2	19.1	19.1
		Subordinated Debt	18.7%	10/13-10/14		93.7	92.8	92.8
		Common Membership Units(1)			478,488		17.5	6.1
							129.4	118.0
PHC Sharp Holdings, Inc.	Commercial Services & Supplies	Senior Debt(7)	7.7%	12/11-12/12		16.0	15.8	16.0
		Subordinated Debt	17.0%	12/14		8.3	8.3	8.3
		Subordinated Debt(6)	19.0%	12/14		8.4	7.3	0.5
		Common Stock(1)			367,881		4.2	—
							35.6	24.8
PHI Acquisitions, Inc.	Internet & Catalog Retail	Senior Debt(7)	8.0%	6/12		10.0	9.9	10.0
		Subordinated Debt(7)	12.7%	6/13		23.6	23.4	23.6
		Redeemable Preferred Stock(1)			36,267		24.6	19.2
		Common Stock(1)			40,295		3.9	—
		Common Stock Warrants(1)			116,065		11.6	—
							73.4	52.8

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Piper Aircraft, Inc.	Aerospace & Defense	Subordinated Debt	8.0%	7/13		0.7	0.2	0.7
		Common Stock(1)			478,797		0.1	22.6
							0.3	23.3
Resort Funding Holdings, Inc.	Diversified Financial Services	Senior Debt	9.2%	4/10		10.6	10.6	10.6
		Common Stock(1)			583		20.5	1.2
							31.1	11.8
Sixnet Holdings, LLC	Electronic Equipment, Instruments & Components	Senior Debt(7)	9.8%	6/12-6/13		37.4	37.0	34.4
		Membership Units(1)			356		4.5	7.2
							41.5	41.6
SMG Holdings, Inc.	Hotels, Restaurants & Leisure	Senior Debt(7)	6.9%	7/14		5.9	5.9	5.9
		Subordinated Debt(7)	12.5%	6/15		119.4	118.5	119.5
		Convertible Preferred Stock			1,101,673		121.5	102.9
		Common Stock(1)			275,419		27.5	—
							273.4	228.3
Specialty Brands of America, Inc.	Food Products	Subordinated Debt(7)	14.0%	5/14		34.1	33.8	34.1
		Redeemable Preferred Stock			122,017		8.2	13.8
		Common Stock(1)			128,175		2.3	4.0
		Common Stock Warrants(1)			56,819		1.4	1.8
							45.7	53.7
SPL Acquisition Corp.	Pharmaceuticals	Senior Debt	7.0%	10/12-10/13		83.9	83.0	83.9
		Subordinated Debt(7)	15.3%	8/14-8/15		49.9	49.3	49.9
		Convertible Preferred Stock			84,043		48.0	48.0
		Common Stock(1)			84,043		—	10.4
							180.3	192.2
Stravina Holdings, Inc.	Personal Products	Senior Debt(6)	0.0%	4/11		3.5	3.5	—
UFG Holding Corp.	Food Products	Subordinated Debt	16.5%	5/15		27.9	27.4	27.4
		Subordinated Debt(6)	20.1%	5/16		35.4	31.3	18.7
		Redeemable Preferred Stock(1)			20,602		12.6	—
		Convertible Preferred Stock(1)			4,777		4.6	—
		Common Stock(1)			51,504		13.2	—
		Guarantee					—	(1.5)
							89.1	44.6
UFG Real Estate Holdings, LLC	Real Estate	Common Membership(1)					—	1.4
Unique Fabricating Incorporated	Auto Components	Senior Debt(7)	11.5%	2/10-2/12		5.3	5.2	5.3
		Subordinated Debt(6)(7)	17.0%	2/13		7.7	6.5	0.5
		Redeemable Preferred Stock(1)			292,958		1.6	—
		Common Stock Warrants(1)			6,862		0.2	—
							13.5	5.8
Unwired Holdings, Inc.	Household Durables	Senior Debt	10.2%	6/10-6/11		10.4	10.3	10.4
		Subordinated Debt(6)	15.0%	6/12-6/13		21.5	14.0	0.6
		Redeemable Preferred Stock(1)			14,630		14.6	—
		Common Stock(1)			126,001		1.3	—
							40.2	11.0
VP Acquisition Holdings, Inc.	Health Care Equipment & Supplies	Subordinated Debt(7)	14.5%	10/13-10/14		19.5	19.3	19.5
		Common Stock(1)			19,780		24.7	45.1
							44.0	64.6

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Company (4)	Industry	Investments	Interest Rate (5)	Maturity Date (5)	# of shares/ units owned	Principal	Cost	Fair Value
Warner Power, LLC	Electrical Equipment	Subordinated Debt(7)	12.6%	10/09		5.0	5.0	5.0
		Redeemable Preferred Membership Units			3,796,269		4.8	5.5
		Common Membership Units(1)			27,400		1.9	6.0
							11.7	16.5
WIS Holding Company, Inc.	Commercial Services & Supplies	Subordinated Debt(7)	14.8%	1/14-1/15		103.8	103.0	103.8
		Convertible Preferred Stock			703,406		82.3	132.6
		Common Stock(1)			175,852		17.6	30.2
							202.9	266.6
WSACS RR Holdings LLC	Real Estate	Common Membership Units(1)			3,170,176		3.2	3.2

CDO / CLO INVESTMENTS
ACAS Wachovia Investments, L.P.	Diversified Financial Services	Partnership Interest			90%		11.5	1.4
Subtotal Control Investments (40% of total investment assets and liabilities at fair value)							$4,382.3	$2,897.8

Counterparty	Instrument	Interest Rate (5)	Expiration Date (5)	# of contracts	Notional	Cost	Fair Value

DERIVATIVE AGREEMENTS
Citibank, N.A.	Interest Rate Swaption - Pay Floating/ Receive Fixed	LIBOR/4.6%	4/12	1	$40.0	$—	$3.1
Wachovia Bank, N.A.	Interest Rate Swap - Pay Fixed/ Receive Floating	5.1%/LIBOR	8/19	1	37.0	—	3.8
BMO Financial Group	Interest Rate Swaption - Pay Floating/ Receive Fixed	LIBOR/5.5%	11/12	1	22.9	—	1.1
Citibank, N.A.	Balance Differential Swap - Pay Floating/ Receive Floating	5.2%/LIBOR	11/19	1	3.5	—	0.7
Subtotal Derivative Agreements (less than 1% of total investment assets and liabilities at fair value)						—	8.7
Total Investment Assets						$10,691.0	$7,426.9
DERIVATIVE & OPTION AGREEMENTS
Citibank, N.A.	Interest Rate Swap - Pay Fixed/ Receive Floating	4.8%/LIBOR	4/12-11/19	4	$666.9	$—	$(45.9)
BMO Financial Group	Interest Rate Swap - Pay Fixed/ Receive Floating	5.4%/LIBOR	2/13-8/17	5	479.9	—	(43.5)
Wachovia Bank, N.A.	Interest Rate Swap - Pay Fixed/ Receive Floating	4.9%/LIBOR	1/14-8/19	3	379.1	—	(33.0)
UniCredit Group	Interest Rate Swap - Pay Fixed/ Receive Floating	5.7%/LIBOR	7/17	1	66.0	—	(10.6)
WestLB AG	Interest Rate Swap - Pay Fixed/ Receive Floating	5.8%/LIBOR	6/17	1	55.0	—	(8.3)
Credit Suisse International	Interest Rate Swap - Pay Fixed/ Receive Floating	5.8%/LIBOR	6/17	1	26.1	—	(3.9)
Fortis Financial Services LLC	Interest Rate Swap - Pay Fixed/ Receive Floating	5.7%/LIBOR	7/17	1	22.3	—	(5.9)
Citibank, N.A.	Foreign Exchange Swap - Pay Euros/ Receive GBP		2/11	1		—	(1.5)
European Capital Limited(2)(3)	Put Option		12/10			(19.7)	(69.4)
Total Investment Liabilities (3% of total investment assets and liabilities at fair value)						$(19.7)	$(222.0)

Funds	Cost	Fair Value
MONEY MARKET FUNDS(10)
First American Prime Obligations Fund	$15.0	$15.0
BlackRock Liquidity Funds TempFund Portfolio	15.0	15.0
First American Government Obligations Fund	10.0	10.0
Federated Government Obligations Fund	10.0	10.0
Federated Prime Cash Obligations Fund	10.0	10.0
Fidelity Institutional Money Market Funds - Prime Money Market Portfolio	10.0	10.0
Goldman Sachs Financial Square Fund - Money Market Fund	10.0	10.0
Goldman Sachs Financial Square Funds - Government Fund	10.0	10.0
Fidelity Institutional Money Market Funds - Government Portfolio	10.0	10.0
AIM STIT - Liquid Assets Portfolio	10.0	10.0

AMERICAN CAPITAL, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(in millions, except share data)

Funds	Cost	Fair Value
Dreyfus Cash Management	8.0	8.0
Dreyfus Cash Advantage Fund	7.0	7.0
Federated Prime Obligations Fund	7.0	7.0
Wells Fargo Advantage Prime Investment Money Market Fund	6.0	6.0
Dreyfus Cash Advantage Fund	5.0	5.0
Dreyfus Institutional Reserves Money Fund	5.0	5.0
Dreyfus Government Cash Management	5.0	5.0
AIM STIT-STIC Prime Portfolio	5.0	5.0
Total Money Market Funds	$158.0	$158.0

(1)	Non-income producing.
(2)	Publicly traded company or a consolidated subsidiary of a public company.
(3)	International investment.
(4)	Certain of the securities are issued by affiliate(s) of the listed portfolio company.
(5)	Interest rates represent the weighted average annual stated interest rate on loans and debt securities, which are presented by the nature of indebtedness by a single issuer. The maturity dates represent the earliest and the latest maturity dates.
(6)	Loan is on non-accrual status and therefore considered non-income producing.
(7)	All or a portion of the loans or securities are pledged as collateral under various secured financing arrangements.
(8)	2,500,100 shares with a cost of $50.0 and a fair value of $48.1 are restricted for sale until May 2009.
(9)	Portfolio company has filed for reorganization under Chapter 11 of the United States Code.
(10)	Included in Cash and cash equivalents on our Consolidated Balance Sheets.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except per share data)

Note 1. Organization

American Capital, Ltd. (formerly known as American Capital Strategies, Ltd., which is referred to throughout this report as “American Capital”, “we”, “our” and “us”) was incorporated in 1986. On August 29, 1997, we completed an initial public offering (“IPO”) and became a non-diversified closed end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). We operate so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, we are not subject to federal income tax on the portion of our taxable income and capital gains we distribute to our shareholders. As a BDC, we primarily invest in senior debt, subordinated debt and equity in the buyouts of private companies sponsored by us, the buyouts of private companies sponsored by other private equity firms and provide capital directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio. We also invest in structured financial product investments (“Structured Products”) including commercial mortgage backed securities (“CMBS”), commercial collateralized loan obligation (“CLO”) securities and collateralized debt obligation (“CDO”) securities and invest in alternative asset funds managed by us. Our primary business objectives are to increase our taxable income, net realized earnings and net asset value (“NAV”) by making investments with attractive current yields and/or potential for equity appreciation and realized gains.

We are the sole shareholder of American Capital Financial Services, Inc. (“ACFS”). Through ACFS, we provide advisory, management and other services to our portfolio companies.

Note 2. Going Concern

Removal of Going Concern Opinion

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2009 and as of March 1, 2010, the date that our independent registered public accountant issued its original report on our audited consolidated financial statements as of and for the year ended December 31, 2009, we were in breach of financial covenants under our primary unsecured borrowing arrangements. As a result, our independent registered public accountant’s original audit report included an explanatory paragraph in respect of our ability to continue as a going concern. However, we completed a restructuring of all such debt on June 28, 2010, which included a waiver of all existing defaults under our primary unsecured borrowing arrangements. As a result of our comprehensive debt refinancing as further described in Note 19, our independent registered public accountant has re-issued their audit report on June 30, 2010 and removed the explanatory paragraph with respect to the substantial doubt of our ability to continue as a going concern from their independent auditor’s report as of December 31, 2009 and for the years then ended.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Consolidation

Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies (the “Investment Company Guide”), codified in Financial Accounting Standards Board (“FASB”)

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Accounting Standards Codification (“ASC”) 946, Financial Services-Investment Companies (“ASC 946”), we are precluded from consolidating any entity other than another investment company. The Securities and Exchange Commission (“SEC”) issued guidance that the term “investment company” in this context refers to a “registered investment company.” An exception to the guidance in the Investment Company Guide occurs if the investment company has an investment in a controlled operating company that provides substantially all of its services to the investment company. Our consolidated financial statements include the accounts of a controlled operating company if all or substantially all of the services provided by the controlled operating company are provided to us or to portfolio companies in which we hold substantially all of the ownership interests. ACFS is a consolidated controlled operating company as it is considered to provide all or substantially all of its services to American Capital and its portfolio companies. If our ownership interest in a portfolio company that a consolidated controlled operating company manages or provides services to were to decrease, the controlled operating subsidiary may no longer be considered to provide substantially all of its services directly or indirectly to us and our portfolio companies, resulting in the deconsolidation of such controlled operating subsidiary at that time. In addition, if a consolidated controlled operating company were to begin providing services to third-parties, the controlled operating subsidiary may no longer be considered to provide substantially all of its services directly or indirectly to us and our portfolio companies, resulting in the deconsolidation of such controlled operating subsidiary at that time. Our investments in other nonregistered investment companies or funds are recorded as investments in the accompanying consolidated financial statements and are not consolidated.

Our consolidated financial statements had previously included the accounts of our wholly-owned entity European Capital Financial Services (Guernsey) Limited (“ECFS”) as all or substantially all of ECFS’ services were provided to European Capital Limited (“European Capital”), a controlled portfolio company in which we had a 100% ownership interest. As a result of the European Capital IPO in May 2007 (see Note 18), American Capital’s ownership interest in European Capital was diluted and ECFS was no longer considered to be providing substantially all of its services directly or indirectly to us. In the second quarter of 2007, our interest in ECFS was also contributed to American Capital, LLC, a wholly-owned portfolio company that owns alternative asset fund managers that manage various alternative asset funds, including third-party alternative asset funds. American Capital, LLC provides services to these alternative asset funds and is not considered to provide substantially all of its services directly or indirectly to us or to portfolio companies in which we hold substantially all of the ownership interests. As a result, in accordance with our consolidation policy, ECFS was deconsolidated prospectively during the second quarter of 2007 and is recorded at fair value on our consolidated balance sheets as part of the fair value of American Capital, LLC.

We also have wholly-owned affiliated statutory trusts that were established to facilitate secured borrowing arrangements whereby assets were transferred to the affiliated statutory trusts and notes were sold by the trust. These transfers of assets to the trusts are treated as secured borrowing arrangements in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which is codified in FASB ASC Topic 860, Transfers and Servicing (“ASC 860”), and our consolidated financial statements include the accounts of our affiliated statutory trusts established for secured financing arrangements. We also have established trusts to fund deferred compensation plans for our employees. Our consolidated financial statements include the accounts of these trusts. All intercompany accounts have been eliminated in consolidation.

Investment Valuation Policy

Our investments are carried at fair value in accordance with the 1940 Act and SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which is codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). In accordance with the 1940 Act, unrestricted minority-owned publicly traded

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

securities for which market quotations are readily available are valued at the closing market quote on the valuation date and restricted and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by our Board of Directors. For restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date less a discount for the restriction. For unrestricted securities of companies that are publicly traded for which we have a majority-owned interest, the value is based on the closing market quote on the valuation date plus a control premium if our Board of Directors determines in good faith that additional value above the closing market quote would be obtainable upon a sale or transfer of our controlling interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings. Due to the uncertainty inherent in the valuation process, estimates of fair value may differ significantly from the values that would have been used had a ready market for our investments existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”), which is codified in FASB ASC 820-10-35 (“ASC 820-10-35”). FSP FAS 157-4 amended ASC 820 to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance in ASC 820-10-35 as it relates to FSP FAS 157-4 is effective for periods ending after June 15, 2009 and is applied prospectively with early adoption permitted for periods ending after March 15, 2009. We adopted the requirements of ASC 820-10-35 as they relate to FSP FAS 157-4 during the quarter ended March 31, 2009. The adoption did not have a material impact on our consolidated financial statements.

ASC 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The price used to measure the fair value is not adjusted for transaction costs while the cost basis of our investments may include initial transaction costs. Under ASC 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset. In determining the principal market for an asset or liability under ASC 820, it is assumed that the reporting entity has access to the market as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

The market in which we would sell our private finance investments is the mergers and acquisition (“M&A”) market. Under ASC 820, we have indentified the M&A market as our principal market for portfolio companies only if we have the ability to initiate a sale of the portfolio company as of the measurement date. We determine whether we have the ability to initiate a sale of a portfolio company based on our ability to control or gain control of the board of directors of the portfolio company as of the measurement date. In evaluating if we can control or

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

gain control of a portfolio company as of the measurement date, we include our equity securities and those securities held by entities managed by American Capital, LLC, on a fully diluted basis. For investments in portfolio companies for which we do not have the ability to control or gain control as of the measurement date and for which there is no active market, our principal market under ASC 820 is a hypothetical secondary market.

Accordingly, we use the M&A market as our principal market for portfolio companies that we control or can gain control as of the measurement date, and we use a hypothetical secondary market for portfolio companies that we do not control or cannot gain control as of the measurement date. However, to the extent that an active market exists, we will consider that as our principal market. Our valuation policy considers the fact that no ready market exists for substantially all of our investments and that fair value for our investments must typically be determined using unobservable inputs.

Enterprise Value Waterfall Methodology

For investments in portfolio companies that we have identified the M&A market as the principal market, we estimate the fair value based on the enterprise value waterfall (“Enterprise Value Waterfall”) valuation methodology. For minority equity securities in which the principal market is the hypothetical secondary market, we also estimate the fair value using the Enterprise Value Waterfall valuation methodology.

Under the Enterprise Value Waterfall valuation methodology, we estimate the enterprise value of a portfolio company and then waterfall the enterprise value over the portfolio company’s securities in order of their preference relative to one another. In using the Enterprise Value Waterfall valuation methodology, we consider the in-use valuation premise under ASC 820, which assumes the loans and equity securities are sold together, which we believe is appropriate as this would provide the maximum proceeds to the seller. In applying the Enterprise Value Waterfall valuation methodology, we also consider that in a change of control transaction, our loans are generally required to be repaid at par and that a buyer cannot assume the loan.

To estimate the enterprise value of the portfolio company, we prepare an analysis consisting of traditional valuation methodologies including market, income and cost approaches. We weight some or all of the traditional valuation methodologies based on the individual circumstances of the portfolio company in order to conclude on our estimate of the enterprise value. The traditional valuation methodologies consist of valuation estimates based on: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, estimating the liquidation or collateral value of the portfolio company’s assets, third-party valuations of the portfolio company, considering offers from third-parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company.

In valuing convertible debt, equity or other similar securities, we value our investment based on its priority in the waterfall and based on our pro rata share of the residual equity value available after deducting all outstanding debt from the estimated enterprise value. We value non-convertible debt at the face amount of the debt to the extent that the estimated enterprise value of the portfolio company exceeds the outstanding debt of the portfolio company. If the estimated enterprise value is less than the outstanding debt of the portfolio company, we reduce the value of our debt investment beginning with the junior most debt such that the enterprise value less the value of the outstanding debt is zero.

Market Yield Valuation Methodology

For debt and redeemable preferred equity investments in portfolio companies for which we are required to identify the hypothetical secondary market as the principal market, we determine the fair value based on the

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

assumptions that hypothetical market participants would use to value the investment in a current hypothetical sale using a market yield (“Market Yield”) valuation methodology based on an exchange valuation premise under ASC 820.

For debt and redeemable preferred equity investments of our private finance portfolio for which we do not control or cannot gain control as of the measurement date, we estimate the fair value based on such factors as third-party broker quotes and our own assumptions in the absence of market observable data, including estimated remaining life, current market yield and interest rate spreads of similar loans and securities as of the measurement date. We weight the use of third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. We estimate the remaining life based on market data of the average life of similar loans. However, if we have information available to us that the loan is expected to be repaid in the near term, we would use an estimated remaining life based on the expected repayment date. If there is a significant deterioration of the credit quality of a loan, we may consider other factors that a hypothetical market participant would use to estimate fair value, including the proceeds that would be received in a liquidation analysis.

We also value our investments in Structured Products using the Market Yield valuation methodology. We estimate fair value based on such factors as third-party broker quotes, sales of the same or similar securities, and our cash flow forecasts subject to assumptions a market participant would use regarding the investments’ underlying collateral including, but not limited to, assumptions of default and recovery rates, reinvestment spreads and prepayment rates. Cash flow forecasts are discounted using a market participant’s market yield assumptions that are derived from multiple sources including, but not limited to, third-party broker quotes, industry research reports and transactions of securities and indices with similar structure and risk characteristics. We weight the use of third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer.

Investments in Alternative Asset Investment Funds

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of our investment predominately based on the NAV per share of the investment fund if the NAV of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946 as of our measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with ASC 820. However, in determining the fair value of our investment, we may make adjustments to the NAV per share in certain circumstances, based on our analysis of any restrictions on redemption of our shares of our investment as of the measurement date, comparisons of price to NAV per share of comparable publicly traded funds and trades or sales of comparable private and publicly traded funds, recent actual sales or redemptions of shares of the investment fund, expected future cash flows available to equity holders or other uncertainties surrounding our ability to realize the full NAV of the investment fund.

As of December 31, 2009, we had an investment in European Capital, a wholly-owned investment fund that invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized public companies primarily in Europe. It primarily invests in senior debt, subordinated debt and equity. In determining the fair value of our investment in European Capital, we concluded that our investment should be less than the NAV of European Capital due to the risks associated with our ability to realize the full fair value of European Capital’s underlying assets for several reasons, including European Capital negotiating the restructuring of its credit facilities with its lenders as of the measurement date, and recent comparable transactions and public comparables, which indicate fair values at a discount to NAV. See Note 18 for a further description of European Capital, including any unfunded commitments to European Capital.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Interest Rate Derivatives

For interest rate derivative agreements, we estimate the fair value based on the estimated net present value of the future cash flows using a forward interest rate yield curve in effect as of the end of the measurement period, adjusted for nonperformance risk, if any, including a quantitative and/or qualitative evaluation of both our credit risk and counterparty credit risk. We consider the impact of any collateral requirements, credit enhancements or netting arrangements in evaluating credit risk.

Investment Classification

As required by the 1940 Act, we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control.” “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under the 1940 Act, we are deemed to control a company if we own more than 25% of the voting securities of such company or have greater than 50% representation on its board of directors. We are deemed to be an affiliate of a company in which we have invested if we own between 5% and 25% of the voting securities of such company.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Restricted Cash and Cash Equivalents

Cash and cash equivalent accounts that are restricted per our credit agreements for collection of interest and principal payments on loans that are securitized and are required to be used to pay interest and principal on securitized debt are classified as restricted cash. In addition, cash accounts that are restricted as reserves per our credit agreements are classified as restricted cash. Restricted cash and cash equivalents are carried at cost which approximates fair value.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Original issue discount (“OID”) is accreted into interest income using the effective interest method. OID initially represents the value of detachable equity warrants obtained in conjunction with the origination or purchase of loans and loan origination fees that represent yield enhancement. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized. In determining the amount of dividend income to recognize, if any, from cash distributions on common equity securities, we will assess many factors including a portfolio company’s cumulative undistributed income and operating cash flow. Cash distributions from common equity securities received in excess of such undistributed amounts are recorded first as a reduction of our investment and then as a realized gain on investment. We stop accruing interest or dividends on our investments when it is determined that the interest or dividend is not collectible. We assess the collectability of the interest and dividends based on many factors including the portfolio company’s ability to service our loan based on current and projected cash flows as well as the current valuation of the portfolio company’s current total enterprise value. For investments with payment-in-kind (“PIK”) interest and cumulative dividends, we base income and dividend accruals on the valuation of the PIK notes or securities received from the borrower or the

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

redemption value of the security. If the portfolio company valuation indicates a value of the PIK notes or securities or redemption value that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities and will record an allowance for any accrued interest or dividend receivable as a reduction of interest or dividend income in the period we determine it is not collectible.

Interest income on Structured Products is recognized on the effective interest method as required by Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, which is codified in FASB ASC 325-40, Investments—Other, Beneficial Interests in Securitized Financial Assets (“ASC 325-40”). Under ASC 325-40, at the time of purchase, we estimate the future expected cash flows and determine the effective interest rate based on these estimated cash flows and our cost basis. Subsequent to the purchase and on a quarterly basis, these estimated cash flows are updated and a revised yield is calculated prospectively based on the current amortized cost of the investment. To the extent the current quarterly estimated cash flows decrease from the prior quarterly estimated cash flows, the revised yield is calculated prospectively based on the amortized cost basis of the investment calculated in accordance with FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which is codified in ASC 320-10-35, Investment—Debt and Equity Securities. In estimating these cash flows, there are a number of assumptions that are subject to uncertainties and contingencies. These include the amount and timing of principal payments (including prepayments, repurchases, defaults and liquidations), the pass through or coupon rate, and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying loans and the timing of and magnitude of projected credit losses on the loans underlying the securities have to be estimated. These uncertainties and contingencies are difficult to predict and are subject to future events that may impact our estimates and interest income. As a result, actual results may differ significantly from these estimates.

Asset Management and Other Fee Income Recognition

Fees primarily include alternative asset management, portfolio company management, transaction structuring, financing and prepayment fees. Alternative asset management fees primarily represent fees for providing investment advisory and support services to our alternative asset management portfolio company. Portfolio company management fees, which are generally recurring in nature, represent amounts received for providing advice and analysis to our portfolio companies. Alternative asset management and portfolio company management fees are recognized as earned, provided that collection is probable. Transaction structuring and financing fees represent amounts received for structuring, financing and executing transactions and are generally payable only if the transaction closes and are recognized as earned when the transaction is completed. Prepayment fees are recognized as they are received.

Realized Gain or Loss and Unrealized Appreciation or Depreciation of Portfolio Investments

Realized gain or loss is recorded at the disposition of an investment and is the difference between the net proceeds from the sale and the cost basis of the investment using the specific identification method. We include the fair value of all financial assets received in our net proceeds in determining the realized gain or loss at disposition, including anticipated proceeds held in escrow at the time of sale. For an investment with a fair value of zero, we record a realized loss on the investment in the period in which we record a loss for income tax purposes.

Unrealized appreciation or depreciation reflects the difference between the Board of Directors’ valuation of the investment and the cost basis of the investment. For portfolio investments denominated in a functional

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

currency other than the U.S. dollar, our investment is translated at the exchange rate in effect at the balance sheet date. The resulting translation adjustment is recorded as “Foreign currency translation” in our consolidated statements of operations.

Derivative Financial Instruments

We maintain an interest rate risk management strategy under which we use derivative financial instruments to primarily manage the adverse impact of interest rates changes on our cash flows by locking in the spread between our asset yield and the cost of our borrowings, and to fulfill our obligation under the terms of our asset securitizations. We do not hold or issue derivative financial instruments for speculative purposes. All derivative financial instruments are recorded at fair value with changes in fair value reflected in net unrealized appreciation or depreciation of investments during the reporting period. The fair value of interest rate derivative agreements is based on the estimated net present value of the future cash flows using the forward interest rate yield curve in effect at the end of the period, adjusted for non-performance risk based on our credit risk and our counterparty’s credit risk. We consider the impact of any collateral requirements, credit enhancements or netting arrangements in evaluating credit risk.

Our derivatives are considered economic hedges that do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is codified in FASB ASC Topic 815, Derivatives and Hedging. We record the accrual of the periodic interest settlements of interest rate derivatives in net unrealized appreciation or depreciation of investments and subsequently record the amount as a realized gain or loss on investments on the interest settlement date.

Reclassifications

We have reclassified certain prior period amounts in our consolidated financial statements to conform to our current period presentation.

Distributions to Shareholders

Distributions to shareholders are recorded on the ex-dividend date.

Income Taxes

We operate to qualify to be taxed as a RIC under the Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine taxable income. Dividends declared and paid up to one year after the current tax year can generally be carried back to the prior tax year for determining the dividends paid in such tax year. We have distributed and currently intend to distribute sufficient dividends to eliminate taxable income. We are also subject to a nondeductible federal excise tax if we do not distribute at least 98% of our investment company taxable income in any calendar year and 98% of our capital gain net income for each one-year period ending on October 31.

Our consolidated operating subsidiary, ACFS, is subject to federal, state and local income tax. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years, or the shorter of the estimated useful life or lease term for leasehold improvements.

Impairment of Long-Lived Assets

We assess the recoverability of long-lived assets for which an indicator of impairment exists, as necessary. Specifically, we determine if a long-lived asset or asset group is impaired by comparing the carrying value of these assets to their estimated undiscounted future operating cash flows. If impairment is indicated, a charge is recognized for the difference between the asset’s carrying value and fair value.

Deferred Financing Costs

Financing costs related to long-term debt obligations are deferred and amortized over the life of the debt using either the effective interest method or straight-line method.

Transfer of Financial Assets

For a transfer of financial assets to be considered a sale, the transfer must meet the sale criteria of ASC 860 under which we must surrender control over the transferred assets. The assets must be isolated from us, even in bankruptcy or other receivership; the purchaser must have the right to pledge or sell the assets transferred and we may not have an option or obligation to reacquire the assets. If the sale criteria are not met, the transfer is considered to be a secured borrowing, the assets remain on our consolidated balance sheets and the sale proceeds are recognized as a liability.

The transfers of financial assets to third-party alternative asset funds managed by our wholly-owned portfolio company, American Capital, LLC, have been treated as sales by us under ASC 860. The transfer of financial assets to the affiliated statutory trusts and the related sale of notes by our trusts have been treated as secured borrowing financing arrangements by us under ASC 860.

Stock-Based Compensation

We account for all share-based payments to employees under SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123(R)”) a revision to SFAS No. 123, which is codified in FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). We estimate the fair value of our employee stock awards at the date of grant using certain subjective assumptions, such as expected volatility, which is based on a combination of historical and market-based implied volatility, and the expected term of the awards which is based on our historical experience of employee stock option exercises including forfeitures. Our valuation assumptions used in estimating the fair value of share-based awards may change in future periods. We recognize the fair value of awards over the vesting period or the requisite service period. In addition, we calculate our pool of excess tax benefits available within additional paid-in capital in accordance with the provisions ASC 718.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Concentration of Credit Risk

We place our cash and cash equivalents with major financial institutions and, at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit. Our interest rate derivative agreements are with multiple large commercial financial institutions.

Operating Segments

During the fourth quarter of 2009, the Company changed its reportable segments into a single segment to reflect current business activities and organization changes. This change in reportable segments was made in the Company’s consolidated financial statements for the year ended December 31, 2009 and segment information for all prior periods presented have been restated to conform to the current presentation.

Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which is codified in FASB ASC Topic 855, Subsequent Events (“ASC 855”). We adopted ASC 855 in the second quarter of 2009. In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which amends ASC 855. ASC 855, as amended by ASU 2010-09, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASU No. 2010-09 removes the requirement for an SEC filer (as defined in ASU 2010-09) to disclose the date, in both issued and revised financial statements, through which it has evaluated subsequent events. This change alleviates potential conflicts with current SEC guidance. ASU No. 2010-09 is effective upon issuance for all entities other than conduit bond obligors. We adopted the requirements of ASU No. 2010-09 on the effective date. We do not have any material subsequent events that impact our consolidated financial statements (see Note 19).

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162, which is codified in FASB ASC Topic 105, Generally Accepted Accounting Principles (“ASC 105”). ASC 105 establishes the Codification as the source of authoritative GAAP in the United States (the “GAAP hierarchy”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All of the content of ASC 105 carries the same level of authority and the GAAP hierarchy includes only two levels of GAAP, authoritative and nonauthoritative. The requirements of ASC 105 are effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the requirements of ASC 105 in the third quarter of 2009.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140, (“SFAS No. 166”). In December 2009, the FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets which codified SFAS No. 166 in FASB ASC Topic 860, Transfers and Servicing (“ASC 860”). SFAS No. 166 amends the derecognition guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, eliminates the concept of a “qualifying special-purpose entity” (“QSPE”) and requires more information about transfers of financial assets, including securitization transactions as well as a company’s continuing exposure to the risks related to transferred financial assets. The requirements of ASU No. 2009-16 are effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009 and early adoption is prohibited. Management has evaluated the impact on our consolidated financial statements of

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

adopting ASU No. 2009-16 and has determined that the adoption will not have a material impact on our consolidated financial statements. However, future substantial changes to existing agreements and relationships will require a reassessment of the underlying transaction under the requirements of ASU No. 2009-16 and could result in a determination that the transaction does not qualify for sale accounting.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). In December 2009, the FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codified SFAS No. 167 in FASB ASC Topic 810, Consolidation (“ASC 810”). ASC 810 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51, which is codified in ASC 810, and change the way entities account for securitizations and special purpose entities as a result of the elimination of the QSPE concept in ASU No. 2009-16. ASU No. 2009-17 does not amend the ASC 810 exception that investments accounted for at fair value in accordance with the specialized accounting guidance in ASC 946, are not subject to the requirements of ASC 810. The requirements of ASU No. 2009-17 are effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. Management has evaluated the impact on our consolidated financial statements of adopting ASU No. 2009-17 and has determined that the adoption will not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value (“ASU 2009-05”), which provides guidance on measuring the fair value of liabilities under FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASU 2009-05 clarifies that the unadjusted quoted price for an identical liability, when traded as an asset in an active market is a Level 1 measurement for the liability and provides guidance on the valuation techniques to estimate fair value of a liability in the absence of a Level 1 measurement. ASU 2009-05 is effective the first interim or annual reporting period after its issuance. We adopted the requirements of ASU 2009-05 in the third quarter of 2009. The adoption of ASU 2009-05 did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009- 12”), which provides guidance on measuring the fair value of certain alternative investments. ASU 2009-12 amends ASC 820 to permit, as a practical expedient, a reporting entity to measure the fair value of an investment within its scope on the basis of NAV or its equivalent if the NAV or its equivalent is calculated in a manner consistent with the measurement principles of ASC 946. ASU 2009-12 also requires additional disclosures by major category for investments within its scope. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009 and early adoption is permitted. We adopted the requirements of ASU 2009-12 in the fourth quarter of 2009 and its adoption did not have a material effect on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU 2001-01”), which addresses the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can receive in the aggregate. ASU 2010-01 clarifies that the stock portion of such a distribution is considered a share issuance reflected prospectively in earnings per share. ASU 2010-01 is effective for interim and annual periods ending after December 15, 2009 and should be applied on a prospective basis. We adopted the requirements of ASU 2010-01 in the fourth quarter of 2009 and its adoption did not have a material effect on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”), which amends ASC 820 and requires additional disclosure related to recurring and

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

non-recurring fair value measurements in respect of transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also clarifies existing disclosure requirements related to the level of disaggregation and disclosure about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009 except for disclosures related to activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Management is currently evaluating the impact on our consolidated financial statements of adopting ASU 2010-06.

Note 4. Investments

Our investments consist of loans and securities issued by public and privately-held companies, including senior debt, subordinated debt, equity warrants, preferred and common equity securities and derivative agreements. Our loans are payable in installments with final maturities ranging generally from five to ten years and many are collateralized by assets of the borrower. We also make investments that do not produce current income. These investments typically consist of equity warrants, common equity and preferred equity and are identified in the accompanying consolidated schedule of investments. We also invest in both investment grade and non-investment grade Structured Products.

We fair value our investments in accordance with GAAP as determined in good faith by our Board of Directors. When available, we base the fair value of our investments on directly observable market prices or on market data derived for comparable assets. For all other investments, inputs used to measure fair value reflect management’s best estimate of assumptions that would be used by market participants in pricing the investment in a hypothetical transaction.

The levels of fair value inputs used to measure our investments are characterized in accordance with the fair value hierarchy established by ASC 820. Where inputs for an asset or liability fall in more than one level in the fair value hierarchy, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. We use judgment and consider factors specific to the investment in determining the significance of an input to a fair value measurement. The three levels of the fair value hierarchy and investments that fall into each of the levels are described below:

•

Level 1: Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. We use Level 1 inputs for investments in publicly traded unrestricted securities for which we do not have a controlling interest. Such investments are valued at the closing price on the measurement date.

•

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. We did not value any of our investments using Level 2 inputs as of December 31, 2009

•

Level 3: Level 3 inputs are unobservable and cannot be corroborated by observable market data. We use Level 3 inputs for measuring the fair value of substantially all of our investments. See Note 3 for further information regarding the investment valuation policies used to determine the fair value of our Level 3 investments.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

The following fair value hierarchy tables set forth our assets and liabilities that are measured at fair value on a recurring basis by level as of December 31, 2009 and 2008:

	2009
	Level 1	Level 2	Level 3	Total
Senior debt	$—	$—	$1,817	$1,817
Subordinated debt	—	—	1,912	1,912
Preferred equity	—	—	1,049	1,049
Common equity	66	—	510	576
Structured Products	—	—	167	167
Equity warrants	—	—	54	54
Derivative agreements and other, net	—	—	(113)	(113)

Total	$66	$—	$5,396	$5,462

	2008
	Level 1	Level 2	Level 3	Total
Senior debt	$—	$—	$2,761	$2,761
Subordinated debt	—	—	2,351	2,351
Preferred equity	—	—	1,344	1,344
Common equity	—	102	601	703
Structured Products	—	—	74	74
Equity warrants	—	—	186	186
Derivative and option agreements and other, net	—	—	(214)	(214)

Total	$—	$102	$7,103	$7,205

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

The following tables set forth the summary of changes in the fair value of investment assets and liabilities measured using Level 3 inputs for the years ended December 31, 2009 and 2008:

	Balances, January 1, 2009	Realized Gains (Losses)(1)	Reversal of Prior Period (Appreciation) Depreciation on Realization(2)	Unrealized Appreciation (Depreciation)(2)(3)	Purchases, Sales, Issuances & Settlements, Net(4)	Transfers In & Out of Level 3	Balances, December 31, 2009
Senior debt	$2,760	$(358)	$363	$(149)	$(799)	$—	$1,817
Subordinated debt	2,351	(348)	342	(220)	(213)	—	1,912
Preferred equity	1,344	12	(6)	(166)	(135)	—	1,049
Common equity	601	29	(26)	(498)	404	—	510
Structured Products	186	(56)	55	(13)	(5)	—	167
Equity warrants	74	4	(2)	(4)	(18)	—	54
Derivative and option agreements and other, net	(213)	(106)	105	(25)	126	—	(113)

Total	$7,103	$(823)	$831	$(1,075)	$(640)	$—	$5,396

	Balances, January 1, 2008	Realized Gains (Losses)(1)	Reversal of Prior Period (Appreciation) Depreciation on Realization(2)	Unrealized Appreciation (Depreciation)(2)(3)	Purchases, Sales, Issuances & Settlements, Net(4)	Transfers In & Out of Level 3	Balances, December 31, 2008
Senior debt	$3,555	$(8)	$13	$(628)	$(172)	$—	$2,760
Subordinated debt	2,334	(29)	35	(341)	352	—	2,351
Preferred equity	1,957	65	(75)	(396)	(207)	—	1,344
Common equity	2,205	112	(131)	(1,390)	(119)	(76)	601
Structured Products	660	(19)	19	(606)	132	—	186
Equity warrants	213	9	(7)	(48)	(93)	—	74
Derivative and option agreements and other, net	(73)	(40)	37	(156)	19	—	(213)

Total	$10,851	$90	$(109)	$(3,565)	$(88)	$(76)	$7,103

(1)	Included in net realized (loss) gain on investments in the consolidated statements of operations. Excludes $54 million of taxes on net realized gains for the year ended December 31, 2008. Also excludes $2 million and $9 million in losses on realized foreign currency transactions on American Capital borrowings that are denominated in a foreign currency for the years ended December 31, 2009 and 2008, respectively.
(2)	Included in net unrealized (depreciation) appreciation of investments in the consolidated statements of operations.
(3)	Excludes $3 million of unrealized depreciation and $8 million of unrealized appreciation related to foreign currency translation for American Capital borrowings that are denominated in a foreign currency for the years ended December 31, 2009 and 2008, respectively.
(4)	Includes increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of discounts, premiums and closing fees and the exchange of one or more existing securities for one or more new securities as well as decreases in the cost basis of investments resulting from principal repayments or sales and the exchange of one or more existing securities for one or more new securities.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

As of December 31, 2009 and 2008, loans on non-accrual status had a cost basis of $811 million and $824 million, respectively, and fair value of $290 million and $150 million, respectively. As of December 31, 2009, loans with a principal balance of $52 million were greater than 90 days due, excluding loans on non-accrual status. As of December 31, 2008, loans with a principal balance of $28 million were greater than 90 days past due, excluding loans on non-accrual status.

The composition summaries of our investment portfolio, at cost and fair value as a percentage of total investments, excluding derivative and option agreements, are shown in the following tables:

	December 31, 2009	December 31, 2008
COST
Subordinated debt	24.5%	26.5%
Senior debt	24.3%	31.9%
Common equity	22.2%	15.2%
Preferred equity	18.1%	16.3%
Structured Products	9.8%	9.0%
Equity warrants	1.1%	1.1%

	100.0%	100.0%

FAIR VALUE
Subordinated debt	34.3%	31.7%
Senior debt	32.6%	37.2%
Preferred equity	18.8%	18.1%
Common equity	10.3%	9.5%
Structured Products	3.0%	2.5%
Equity warrants	1.0%	1.0%

	100.0%	100.0%

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

We use the Global Industry Classification Standards for classifying the industry groupings of our portfolio companies. The following tables show the portfolio composition by industry grouping at cost and at fair value as a percentage of total investments. Our investments in derivative and option agreements, European Capital, CLO and CDO securities are excluded from the table below. Our investments in ACAS CRE CDO 2007-1, Ltd. and CMBS are classified in the Real Estate and Real Estate Investment Trusts category.

	December 31, 2009	December 31, 2008
COST
Real Estate and Real Estate Investment Trusts	10.5%	11.4%
Commercial Services and Supplies	8.9%	7.2%
Household Durables	6.1%	9.0%
Internet and Catalog Retail	5.7%	5.2%
Life Sciences Tools and Services	4.7%	3.9%
Food Products	4.4%	3.8%
IT Services	4.2%	3.6%
Health Care Providers and Services	4.1%	3.5%
Auto Components	3.8%	3.1%
Hotels, Restaurants and Leisure	3.7%	3.3%
Electrical Equipment	3.5%	2.8%
Internet Software and Services	3.4%	3.5%
Diversified Financial Services	3.3%	2.6%
Professional Services	2.5%	2.1%
Software	2.4%	2.2%
Health Care Equipment and Supplies	2.4%	3.6%
Leisure Equipment and Products	2.0%	1.8%
Pharmaceuticals	2.0%	2.0%
Computers and Peripherals	2.0%	1.8%
Building Products	1.9%	1.5%
Construction and Engineering	1.8%	3.1%
Electronic Equipment, Instruments and Components	1.8%	1.8%
Aerospace and Defense	1.7%	1.4%
Capital Markets	1.4%	1.0%
Diversified Consumer Services	1.4%	1.1%
Other	10.4%	13.7%

	100.0%	100.0%

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

	December 31, 2009	December 31, 2008
FAIR VALUE
Commercial Services and Supplies	10.1%	8.0%
Electrical Equipment	6.2%	4.7%
Household Durables	5.8%	7.8%
Internet and Catalog Retail	5.2%	4.6%
IT Services	4.9%	3.2%
Health Care Providers and Services	4.6%	3.2%
Hotels, Restaurants and Leisure	4.6%	3.6%
Real Estate and Real Estate Investment Trusts	4.1%	6.3%
Software	3.8%	3.2%
Auto Components	3.7%	3.2%
Food Products	3.4%	3.1%
Life Sciences Tools and Services	3.3%	4.8%
Internet Software and Services	3.3%	3.8%
Diversified Financial Services	3.0%	2.6%
Health Care Equipment and Supplies	2.8%	4.8%
Professional Services	2.8%	2.5%
Pharmaceuticals	2.8%	2.8%
Building Products	2.4%	2.0%
Electronic Equipment, Instruments and Components	2.3%	2.2%
Computers and Peripherals	2.2%	2.0%
Construction and Engineering	2.1%	2.7%
Diversified Consumer Services	1.9%	1.5%
Leisure Equipment and Products	1.7%	0.9%
Other	13.0%	16.5%

	100.0%	100.0%

The following tables show the portfolio composition by geographic location at cost and at fair value as a percentage of total investments, excluding Structured Products and derivative and option agreements. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

	December 31, 2009	December 31, 2008
COST
Southwest	21.1%	20.8%
International	19.0%	16.1%
Mid-Atlantic	18.4%	19.5%
Northeast	13.5%	11.7%
South-Central	11.6%	11.6%
Southeast	9.7%	12.4%
North-Central	6.3%	7.3%
Northwest	0.4%	0.6%

	100.0%	100.0%

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

	December 31, 2009	December 31, 2008
FAIR VALUE
Southwest	25.3%	24.3%
Mid-Atlantic	19.8%	21.7%
Northeast	14.9%	12.0%
South-Central	12.5%	13.8%
Southeast	11.2%	10.7%
International	8.0%	8.8%
North-Central	7.8%	8.1%
Northwest	0.5%	0.6%

	100.0%	100.0%

Note 5. Borrowings

Our debt obligations consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Unsecured revolving credit facility	$1,388	$1,389
Unsecured public debt due October 2012	548	548
Unsecured private debt due September 2009	84	82
Unsecured private debt due August 2010	134	126
Unsecured private debt due February 2011	26	24
Unsecured private debt due September 2011	95	85
Unsecured private debt due October 2020	75	75
ACAS Business Loan Trust 2004-1 asset securitization	170	201
ACAS Business Loan Trust 2005-1 asset securitization	696	798
ACAS Business Loan Trust 2006-1 asset securitization	377	427
ACAS Business Loan Trust 2007-1 asset securitization	294	381
ACAS Business Loan Trust 2007-2 asset securitization	255	292

Total	$4,142	$4,428

The daily weighted average debt balance for the years ended December 31, 2009 and 2008 was $4,307 million and $4,508 million, respectively. The weighted average interest rate on all of our borrowings, including amortization of deferred financing costs and the make-whole interest payment accrual, for the years ended December 31, 2009 and 2008 was 5.9% and 4.9%, respectively.

As of December 31, 2009 and December 31, 2008, the aggregate fair value of the above borrowings was $3,929 million and $3,172 million, respectively. The fair values of our debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It assumes that the liability is transferred to a market participant at the measurement date and that the nonperformance risk relating to that liability is the same before and after the transfer. Nonperformance risk refers to the risk that the obligation will not be fulfilled and affects the value at which the liability is transferred. The fair value of our debt obligations is based upon market interest rates for our own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any, based on a quantitative and/or qualitative evaluation of our credit risk.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Unsecured Revolving Credit Facility

In September 2008, we amended our Credit Facility administered by an affiliate of Wachovia Capital Markets, LLC. In connection with the amendment, the commitment size of the Credit Facility was reduced from $1,565 million to $1,409 million and was scheduled to be reduced further to $1,252 million on December 31, 2009. The maturity date was also amended from May 2012 to March 2011. Interest on borrowings under this Credit Facility is charged at either (i) the applicable index rate and the applicable percentage at such time based on our senior unsecured debt rating, or (ii) for borrowings denominated in U.S. dollars, the greater of the prime rate in effect on such day and the federal funds effective rate in effect on such day plus 0.50%, and for borrowings denominated in an alternative currency, the applicable base rate, in each case, plus the applicable percentage at such time based on our unsecured debt rating. To the extent that our unsecured debt rating decreases, the applicable spread over the applicable index rate and applicable base rate would both increase by 0.50% for each rating decrease to a maximum spread of 4.75% and 3.75%, respectively. We are also charged an unused commitment fee based on our corporate rating. To the extent that our unsecured debt rating decreases, the unused commitment fee would increase by 0.10% for each rating decrease to a maximum of 0.80%.

The agreement contains various covenants, including maintaining a minimum consolidated tangible net worth of $4.5 billion plus forty percent (40%) of any capital stock issued or debt converted after October 1, 2008, an asset coverage ratio equal to or greater than 1.55 to 1.00 and an interest coverage ratio equal to or greater than 1.75 to 1.00. The agreement also contains a cross-default provision on our consolidated debt of $25 million or more and a default triggered if we fail to maintain an unsecured debt rating equal to or greater than BB by any one rating agency and a default triggered by a change of control.

As of December 31, 2009 and 2008, we were not in compliance with the minimum consolidated tangible net worth covenant and certain other covenants for the Credit Facility. In addition, as of December 31, 2009, we were not in compliance with the ratio of adjusted earnings before interest and taxes to interest expense covenant for the Credit Facility. On March 5, 2009, the administrative agent under the Credit Facility sent a notice of such events of default to us. During the continuance of these events of default, lenders representing a majority of the commitments may declare the outstanding principal and accrued interest to be due and payable immediately. Pursuant to the terms of the Credit Facility, the applicable spread on any borrowings outstanding under the Credit Facility increased by 2.00% as a result of these events of default. Also, due to the events of default, all LIBOR borrowings outstanding were automatically converted into base rate loans from index rate loans. The applicable interest rate for base rate loans is the greater of the prime rate or the federal funds rate plus 0.50%. As a result of rating agency downgrades during the first quarter of 2009, the applicable spread over the applicable base rate increased from 2.25% to 3.75% and the unused commitment fee increased from 0.50% to 0.80% as of March 2, 2009. As of December 31, 2009, the total interest rate on this Credit Facility was 9.00% for borrowings denominated in U.S. dollars.

In November 2009, we entered into a lock up agreement with lenders under the Credit Facility to further our efforts to restructure the Credit Facility and our other principal unsecured debt arrangements based on our previously announced agreement in principle with the lenders to restructure the Credit Facility. Under the current terms of the proposed Restructuring, the unsecured private notes and the unsecured public notes would have to be restructured on terms that are not more favorable to the holders of the notes than the restructured Credit Facility terms. Under the proposed Restructuring, each of the classes of our primary unsecured debt obligations would be exchanged for term debt secured by a pledge of substantially all of our unencumbered assets. Key terms of the proposed Restructuring include (i) an aggregate $450 million principal payment at closing, (ii) scheduled aggregate principal amortization of $250 million in 2010, $300 million in 2011, $350 million in 2012 and $300 million in 2013, with any remaining unpaid principal due at maturity on December 31, 2013, (iii) deferral

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

through 2013 of up to $200 million in the aggregate of annual scheduled principal amortization, which is limited to $100 million in 2010, (iv) an interest rate of the greater of 2.00% or LIBOR, plus a spread based on the aggregate outstanding principal balance of (a) 9.50% if the outstanding obligations are greater than or equal to $1.7 billion, (b) 8.50% if the outstanding obligations are less than $1.7 billion but greater than or equal to $1.4 billion, (c) 6.50% if the outstanding obligations are less than $1.4 billion but greater than or equal to $1.0 billion, or (d) 5.50% if the outstanding obligations are less than $1.0 billion, (v) an additional interest spread of 0.50% each time that certain additional principal amortizations, which are greater than the scheduled principal amortizations noted above, are not met, (vi) an additional 1.00% if we defer any portion of the scheduled principal amortization due in 2010, and (vii) the payment of fees equal to 2.00% of the aggregate principal balance at closing, and 1.00% at both December 31, 2011 and 2012.

We intend to consummate the proposed Restructuring by entering into an Exchange Transaction. In the event that fewer than 100% of the lenders under our Credit Facility, fewer than 100% of the holders of our private unsecured notes and holders of less than 85% of the principal amount of our public unsecured notes agree to enter the Exchange Transaction, we intend to implement the transactions described in the proposed Restructuring through a solicitation of votes for the Plan and commence a Restructuring Case under Title eleven of the United States Code. We plan to commence the Exchange Transaction and solicitation of votes for the Plan simultaneously.

We and the lenders in the Credit Facility have agreed in the lock up agreement, among other things, to support the Exchange Transaction, Plan and reorganization as provided for in the proposed Restructuring, and have agreed, among other things, that neither will (i) object to the Exchange Transaction, the solicitation or confirmation of the Plan or otherwise commence any proceeding to oppose or alter the Exchange Transaction or the Plan, (ii) vote for or support any restructuring or reorganization other than contemplated in the Exchange Transaction or the Plan or (iii) take any actions to delay materially confirmation or upon consummation of the Exchange Transaction or the Plan.

In addition, we have agreed, among other things, to pay prior to commencement of any Restructuring Case, all accrued and unpaid interest at the default rate and all accrued and unpaid fees in respect of the Credit Facility. Under the lock up agreement, each lender has also agreed to participate in the Exchange Transaction, to vote its claims (“Claims”) under the facility to accept the Plan, not to change or withdraw its vote or its consent to accept the Exchange Transaction or the Plan and that it will not directly or indirectly sell, assign, pledge, hypothecate, grant an option on, or otherwise dispose of any of its Claims held as of November 20, 2009, except for transactions to entities that agree to be bound by the terms of the lock up agreement.

The lock up agreement also contains an agreement by the lenders to forbear from exercising remedies resulting from defaults by us under the Credit Facility, until the earlier of (i) the consummation of the Exchange Transaction or commencement of a Restructuring Case, (ii) the date on which any holder of our private unsecured notes or public unsecured notes commences litigation or an involuntary case under Title eleven of the United States Code against us, (iv) the date on which any one or more creditors of us with claims in excess of $25 million commence litigation against us or (v) any other filing of an involuntary case under Title eleven of the United States Code against us.

The lock up agreement generally requires all of the lenders under the Credit Facility to agree to the proposed Restructuring assuming specified conditions are met. However, the lock up agreement may be terminated if various stages of the proposed Restructuring are not completed by certain dates. These deadlines were extended twice in January 2010. Currently, the lock up agreement may be terminated (i) upon consummation of the Exchange Transaction and the effective date of the Plan or a written agreement to terminate the lock up

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

agreement, (ii) if the Exchange Transaction is not consummated in accordance with the proposed Restructuring and we have not commenced a Restructuring Case by March 15, 2010 (unless the administrative agent under the Credit Facility agrees to an extension of not later than March 31, 2010) or (iii) if we commence a Restructuring Case and (1) any material order is entered that is inconsistent with the lock up agreement or the proposed Restructuring, which is objected to by a majority of the lenders, (2) an order finding that the solicitation complying with applicable law and confirming the Plan has not been entered on or before May 15, 2010 (unless the administrative agent under the Credit Facility agrees to an extension of not later than May 31, 2010) or (3) the Plan is not consummated by May 31, 2010, or the Restructuring Case is dismissed or converted to an Accelerated Case or a trustee or examiner shall have been appointed in the Restructuring Case. In addition, either party may terminate the lock up agreement upon a breach of material obligations by the other party. Because we have not launched the Exchange Transaction as of the date of this filing and the tender offer rules under the Securities Exchange Act of 1934, as amended, require that such offers generally remain open for 20 business days, it is likely that we will be unable to complete the Exchange Transaction by the above deadlines. We may seek an amendment to the lock up agreement to further extend the deadline for consummating the Exchange Transaction or we may proceed with the proposed Restructuring without a lock up agreement with the lenders under the Credit Facility. We do not have a lock up agreement with our other unsecured creditors. As noted above, if the requisite lenders and noteholders do not agree to the Exchange Transaction, we intend to implement the proposed Restructuring by soliciting votes for the Plan. We expect that we will ultimately be successful in completing the proposed Restructuring.

See Note 19 for a description of the refinancing transaction completed on June 28, 2010.

Unsecured Public Debt

In July 2007, we completed a public offering of $550 million of senior unsecured notes for proceeds of $547 million, net of underwriters’ discounts. The notes bore interest at an initial fixed rate of 6.85% and mature in August 2012. Interest payments are due semi-annually on February 1 and August 1 and all principal is due at maturity. At the time of the issuance, the notes were rated Baa2, BBB and BBB by Moody’s Investor Services, Standard & Poor’s Ratings Services and Fitch Ratings, respectively. If the ratings of the notes from at least two of the rating agencies are decreased to ratings set forth in the table below, the initial interest rate of 6.85% would increase from the initial interest rate by each of the percentages for the two ratings set forth below:

Fitch Rating	Interest Rate Adjustment	S&P Rating	Interest Rate Adjustment	Moody’s Rating	Interest Rate Adjustment
BB+	0.25%	BB+	0.25%	Ba1	0.25%
BB	0.50%	BB	0.50%	Ba2	0.50%
BB-	0.75%	BB-	0.75%	Ba3	0.75%
B+ or below	1.00%	B+ or below	1.00%	B1 or below	1.00%

If at least two of the rating agencies then subsequently increase their ratings of the notes to any of the ratings set forth above, the interest rate on the notes would decrease such that the interest rate on the notes equals the initial interest rate of 6.85% plus (if applicable) each of the percentages for the ratings set forth above. Each adjustment required by any decrease or increase in the ratings set forth above is made independent of any and all other adjustments, provided that if the ratings from three rating agencies are decreased to the ratings set forth above, then only the lowest two of the three ratings will be utilized for such adjustments. In no event shall the interest rate be reduced below 6.85% or increased above 8.85%. If at least two rating agencies cease to provide ratings for the notes, any increase or decrease necessitated by a reduction or increase in the rating by the remaining rating agency shall be twice the percentages set forth above. The notes may be redeemed by us in whole or in part, together with an interest premium, as stipulated in the note agreement. The indenture contains various covenants, including a covenant that requires us to maintain an asset coverage ratio, as defined in the 1940 Act, of at least 200%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

As a result of rating agency downgrades during the first quarter of 2009, the interest rate on these notes increased by 1.75% effective February 2, 2009 to a total rate of 8.60%. As a result of further rating agency downgrades during the third quarter of 2009, the interest rate on these notes increased by an additional 0.25% effective August 6, 2009 to a total rate of 8.85%. As we are now being charged interest at the interest rate cap of 2.00% over the original stated rate, there will be no further increase to the interest rate as a result of any future rating agency downgrades.

We were not in compliance with the asset coverage ratio covenant as of December 31, 2009 and December 31, 2008. On March 3, 2009, we received notices of an event of default from the indenture trustee and a steering committee of certain noteholders. Under the indenture for the notes, we had a 60-day period to cure the default, which commenced on the day we received the notice of default. Following the expiration of the 60-day cure period, the default matured into an event of default under the indenture. Pursuant to the terms of the notes, during the continuance of this event of default, the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the principal and accrued interest to be due and payable immediately. The holders of more than 50% of the outstanding principal amount of the notes can rescind any acceleration if all late payments are made and any events of default are cured or waived. As of the date of this filing, the noteholders have not accelerated the amounts outstanding under the notes.

See Note 19 for a description of the refinancing transaction completed on June 28, 2010.

Unsecured Private Debt

In February 2006, we entered into a note purchase agreement to issue €14 million and £3 million of senior unsecured five-year notes to institutional investors in a private placement offering. The €14 million Series 2006-A Notes have a fixed interest rate of 5.177% and the £3 million Series 2006-B Notes have a fixed interest rate of 6.565%. Each series matures in February 2011. The outstanding principal balance as of December 31, 2009 includes $2 million of the $22 million make-whole interest payment discussed below.

In September 2005, we entered into a note purchase agreement to issue $75 million of senior unsecured fifteen-year notes to accredited investors in a private placement offering. The unsecured notes have a fixed interest rate of 6.923% through the interest payment date in October 2015 and bear interest at the rate of LIBOR plus 2.65% thereafter and mature in October 2020.

In August 2005, we entered into a note purchase agreement to issue an aggregate of $126 million of senior unsecured five-year notes to institutional investors in a private placement offering. The unsecured notes have a fixed interest rate of 6.14% and mature in August 2010. The outstanding principal balance as of December 31, 2009 includes $8 million of the $22 million make-whole interest payment discussed below.

In September 2004, we entered into a note purchase agreement to issue an aggregate $167 million of senior unsecured five- and seven-year notes to institutional investors in a private placement offering. The unsecured notes consist of $82 million of senior notes, Series A and $85 million of senior notes, Series B. The Series A notes have a fixed interest rate of 5.92% and matured in September 2009, however the principal balance remains outstanding as of December 31, 2009. The Series B notes have a fixed interest rate of 6.46% and mature in September 2011. The outstanding principal balance of the Series A senior notes and Series B senior notes as of December 31, 2009 includes $2 million and $10 million, respectively, of the $22 million make-whole interest payment discussed below.

The note purchase agreements discussed above contain various covenants, including covenants that require us to maintain an asset coverage ratio, as defined in the 1940 Act, of at least 200%, an available debt asset coverage ratio, a minimum consolidated tangible net worth and a minimum interest coverage ratio. Each note

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

purchase agreement also contains a cross-default provision on our consolidated debt of $15 million or more and a default triggered by a change of control. During an event of default, holders of 50% of the outstanding principal balance of each series of notes can declare all amounts due under the notes then outstanding immediately due and payable. Amounts immediately due and payable would include the outstanding principal of the notes, plus (i) all accrued but unpaid interest and (ii) a make-whole interest payment, if any. The make-whole interest payment would generally be calculated as the excess of the then outstanding principal of the notes over the present value of the remaining originally scheduled principal and interest payments.

As of December 31, 2009 and 2008, we were not in compliance with certain financial covenants, including the minimum consolidated tangible net worth covenant, the available debt asset coverage ratio covenant and the asset coverage ratio covenant for each series of these notes. In addition, as of December 31, 2009, we were not in compliance with the ratio of consolidated debt to consolidated shareholders’ equity covenant for each series of these notes. On March 5, 2009, a steering committee of the noteholders sent a notice of such events of default to us. Pursuant to the terms of the notes, during the continuance of these events of default, the holders of more than 50% of the outstanding principal amount of each series of the notes can declare that all amounts outstanding under the notes for the respective series are immediately due and payable, at which time a default rate equal to the greater of 2.00% above the stated rate for each series or 2.00% over the prime rate will be applied on all overdue amounts. The holders of more than 50% of the outstanding principal amount of each series of notes could rescind any acceleration of the notes in that series if all late payments are made, any events of default are cured or waived and no judgment or decree has been entered for the payment of any monies due on the notes. On August 28, 2009, the noteholders declared the unpaid principal amount of the notes outstanding, plus all accrued and unpaid interest and the respective make-whole interest payment for each series, if any, immediately due and payable. Although we have not repaid these obligations in full, we entered into forbearance agreements with all of these noteholders, under which the noteholders agreed to forbear from exercising certain rights and remedies with respect to the events of default that have occurred under the notes. The holders of a majority in principal amount of the notes outstanding under each series may terminate the forbearance agreement for the series at any time. In consideration for entering into the forbearance agreements, we paid all accrued and unpaid interest due on the notes as of September 1, 2009 at the default rate retroactive to March 30, 2009 and agreed to add to the outstanding principal amounts of certain of the notes a $22 million make-whole interest payment, which is included in interest expense in the accompanying consolidated statements of operations. As of December 31, 2009, the total weighted average interest rate of our unsecured private notes was 8.27%.

See Note 19 for a description of the refinancing transaction completed on June 28, 2010.

Securitizations

As of December 31, 2009 and 2008, we were in compliance with all of the covenants for our asset securitizations.

In August 2007, we completed a $500 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2007-2 (“BLT 2007-2”), an indirect consolidated subsidiary, issued $300.5 million Class A notes, $37.5 million Class B notes and $162 million of Class C through Class F notes (collectively, the “2007-2 Notes”). The Class A notes and Class B notes were sold to institutional investors and all of the Class C through Class F notes were retained by us. The 2007-2 Notes are secured by loans originated or acquired by us and sold to our wholly-owned consolidated subsidiary, BLT 2007-2. Through February 2008, BLT 2007-2 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2007-2 Notes. After such time, principal payments on the 2007-2 Notes will generally be applied pro rata to each class of 2007-2 Notes outstanding until the aggregate outstanding principal balance of the loan pool is less than $250 million or the occurrence of certain other events. Payments will then be applied sequentially to the Class A

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

notes, the Class B notes, the Class C notes, the Class D notes, the Class E notes and the Class F notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class E notes and Class F notes are applied sequentially to pay the principal on the Class A notes, Class B notes, Class C notes and Class D notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 40 basis points, the Class B notes have an interest rate of three-month LIBOR plus 100 basis points, the Class C notes have an interest rate of three-month LIBOR plus 125 basis points, the Class D notes have an interest rate of three-month LIBOR plus 300 basis points and the Class E and Class F notes retained by us do not have an interest rate. The 2007-2 Notes are secured by loans and assets from our portfolio companies with a principal balance of $406 million as of December 31, 2009. The 2007-2 Notes contain customary default provisions and mature in November 2019 unless redeemed or repaid prior to such date.

In April 2007, we completed a $600 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2007-1 (“BLT 2007-1”), an indirect consolidated subsidiary, issued $351 million Class A notes, $45 million Class B notes, $81 million Class C notes, $45 million Class D notes and $78 million Class E notes (collectively, the “2007-1 Notes”). The Class A notes, Class B notes, Class C notes and $15 million of the Class D notes were sold to institutional investors and $30 million of the Class D notes and all the Class E notes were retained by us. The 2007-1 Notes are secured by loans originated or acquired by us and sold to our wholly-owned consolidated subsidiary, BLT 2007-1. Through November 2007, BLT 2007-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2007-1 Notes. After such time, principal payments on the 2007-1 Notes are generally applied pro rata to each class of 2007-1 Notes outstanding until the aggregate outstanding principal balance of the loan pool is less than $300 million or the occurrence of certain other events. Payments will then be applied sequentially to the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes, Class C notes and Class D notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 14 basis points, the Class B notes have an interest rate of three-month LIBOR plus 31 basis points, the Class C notes have an interest rate of three-month LIBOR plus 85 basis points, the Class D notes have an interest rate of three-month LIBOR plus 185 basis points and the Class E notes retained by us do not have an interest rate. The 2007-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $400 million as of December 31, 2009. The 2007-1 Notes contain customary default provisions and mature in August 2019 unless redeemed or repaid prior to such date. In February 2009, we repurchased $20 million of Class B notes issued by BLT 2007-1 for $3 million. As a result of this purchase, we recognized a $17 million gain in 2009, which is recorded in net gain on debt extinguishment in the accompanying consolidated statements of operations.

In July 2006, we completed a $500 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2006-1 (“BLT 2006-1”), an indirect consolidated subsidiary, issued $291 million Class A notes, $37 million Class B notes, $73 million Class C notes, $35 million Class D notes and $64 million Class E notes (collectively, the “2006-1 Notes”). The Class A notes, Class B notes, Class C notes and Class D notes were sold to institutional investors and the Class E notes were retained by us. The 2006-1 Notes are secured by loans

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

originated or acquired by us and sold to a wholly-owned consolidated subsidiary, which in turn sold such loans to BLT 2006-1. Through August 2009, BLT 2006-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2006-1 Notes. After such time, principal payments on the 2006-1 Notes will generally be applied pro rata to each class of 2006-1 Notes outstanding until the aggregate outstanding principal balance of the loan pool is less than $250 million or the occurrence of certain other events. Payments will then be applied sequentially to the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes, Class C notes and Class D notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 23 basis points, the Class B notes have an interest rate of three-month LIBOR plus 36 basis points, the Class C notes have an interest rate of three-month LIBOR plus 65 basis points and the Class D notes have an interest rate of three-month LIBOR plus 125 basis points. The 2006-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $441 million as of December 31, 2009. The 2006-1 Notes contain customary default provisions and mature in November 2019 unless redeemed or repaid prior to such date.

In October 2005, we completed a $1,000 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2005-1 (“BLT 2005-1”), an indirect consolidated subsidiary, issued $435 million Class A-1 notes, $150 million Class A-2A notes, $50 million Class A-2B notes, $50 million Class B notes, $145 million Class C notes, $90 million Class D notes and $80 million Class E notes (collectively, the “2005-1 Notes”). The Class A-1 notes, Class A-2A notes, Class A-2B notes, Class B notes and Class C notes were issued to institutional investors and the Class D notes and Class E notes were retained by us. The 2005-1 Notes are secured by loans originated or acquired by us and sold to a wholly-owned consolidated subsidiary, which in turn sold such loans to BLT 2005-1. Through January 2009, BLT 2005-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2005-1 Notes. After such time, principal payments on the 2005-1 Notes will be applied first to the Class A-1 notes, Class A-2A notes and Class A-2B notes, next to the Class B notes and then to the Class C notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class D notes and Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes and Class C notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A-1 notes have an interest rate of three-month LIBOR plus 25 basis points, the Class A-2A notes have an interest rate of three-month LIBOR plus 20 basis points, the Class A-2B notes have an interest rate of three-month LIBOR plus 35 basis points, the Class B notes have an interest rate of three-month LIBOR plus 40 basis points, and the Class C notes have an interest rate of three-month LIBOR plus 85 basis points. The 2005-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $866 million as of December 31, 2009. The 2005-1 Notes contain customary default provisions and mature in July 2019 unless redeemed or repaid prior to such date.

In December 2004, we completed a $500 million asset securitization. In connection with the transaction, ACAS Business Loan Trust 2004-1 (“BLT 2004-1”), an indirect consolidated subsidiary, issued $302 million Class A notes, $34 million Class B notes, $74 million Class C notes, $50 million Class D notes, and $40 million

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Class E notes (collectively, the “2004-1 Notes”). The Class A notes, Class B notes, and Class C notes were issued to institutional investors and the Class D and Class E notes were retained by us. The 2004-1 Notes are secured by loans originated or acquired by us and sold to a wholly-owned consolidated subsidiary, which in turn sold such loans to BLT 2004-1. Through January 2007, BLT 2004-1 could have also generally used principal collections from the underlying loan pool to purchase additional loans to secure the 2004-1 Notes. After such time, payments are first applied to the Class A notes, then to the Class B notes and then to the Class C notes. However, if any loan collateral in the trust becomes a defaulted loan, as defined in the indenture, all interest and principal collections that would be applied to the Class D notes and Class E notes are applied sequentially to pay the principal on the Class A notes, Class B notes and Class C notes in an amount equal to the principal balance of the defaulted loan collateral. As of December 31, 2008 and 2009, there was defaulted loan collateral in the trust and therefore all interest and principal collections were being applied sequentially to pay down the principal of the notes as outlined above. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. The Class A notes have an interest rate of three-month LIBOR plus 32 basis points, the Class B notes have an interest rate of three-month LIBOR plus 50 basis points, and the Class C notes have an interest rate three-month LIBOR plus 100 basis points. The 2004-1 Notes are secured by loans and assets from our portfolio companies with a principal balance of $260 million as of December 31, 2009. The 2004-1 Notes contain customary default provisions and mature in October 2017 unless redeemed or repaid prior to such date.

Secured Revolving Credit Facility

In March 2009, we terminated our $500 million secured revolving credit facility administered by Wachovia Capital Markets, LLC. All borrowings under the facility were repaid during 2008 and had not been redrawn. We terminated the facility in connection with our effort to further delever our balance sheet and to reduce our overall borrowing costs. We did not incur any early termination fees or penalties as a result of the termination of the facility. We recorded a loss on debt extinguishment of $5 million as a result of writing off the deferred debt issuance costs, which is recorded in net gain on debt extinguishment in the accompanying consolidated statements of operations.

Future Debt Maturities

For any of our debt obligations that we were in breach of covenants of as of December 31, 2009, the amounts outstanding are considered immediately due and payable and are classified as maturing in 2010. The maturities of our debt obligations as of December 31, 2009 were as follows:

2010	$2,666
2011	228
2012	202
2013	537
2014	493
Thereafter	18

Total	$4,144

Note 6. Stock Options

We have stock option plans which provide for the granting of options to employees and non-employee directors to purchase shares of common stock at a price of not less than the fair market value of the common stock on the date of grant. Stock options granted under these plans vest over either a three or five year period and may be exercised for a period of no more than ten years from the date of grant. Options granted under these plans

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

may be either incentive stock options within the meaning of Section 422 of the Code or non-qualified stock options. As of December 31, 2009, there are 45.2 million shares available to be granted under these stock option plans.

In connection with our special dividend of cash and common stock in August 2009 consisting of $24 million in cash and 67 million shares of our common stock (see Note 15), the Compensation Committee of our Board of Directors adjusted our stock options that were issued and outstanding prior to June 18, 2009, the ex-dividend date for the special dividend. The stock options were adjusted by reducing the exercise price and increasing the number of shares issuable upon the exercise of each option, in accordance with the safe harbor provisions of Section 409A of the Code, such that the aggregate difference between the market price and exercise price multiplied by the number of shares issuable upon exercise was substantially the same immediately before and after the payment of the special dividend. The anti-dilution adjustment resulted in a decrease in the weighted average exercise price from $25.45 per share to $19.60 per share and an increase in the aggregate number of shares issuable upon exercise of such stock options by 10.2 million shares. Since our stock option plans permit, but do not require, anti-dilution modifications, ASC 718 requires a comparison of the fair value of each award immediately prior to and after the date of modification, based on the pertinent facts and circumstances on the modification date. The excess fair value represents incremental compensation cost to be recognized immediately for vested stock options and over the remaining vesting period for unvested stock options. This comparison resulted in an aggregate incremental compensation cost of $6 million despite the fact that the aggregate difference between the market price and exercise price multiplied by the number of shares issuable upon exercise was substantially the same immediately before and after the modification. Of the additional incremental compensation cost of $6 million, $1 million related to vested stock options that was recorded during the year ended December 31, 2009 and the remainder will be amortized over the remaining vesting period.

In December 2009, we completed a tender offer for certain eligible outstanding employee stock options. Pursuant to the tender offer, we offered employees a cash payment for the voluntary cancellation of certain eligible outstanding employee stock options. Eligible stock options subject to the tender offer were awards (i) granted prior to March 30, 2008, (ii) that had an exercise price that equaled or exceeded $16.00 per share and (iii) that were outstanding and unexercised as of the December 28, 2009. For each tendered stock option, non-executive officer employees received a cash payment of $0.05 per eligible stock option and executive officer employees received $0.01 per eligible stock option. Employees electing to participate in the tender offer were required to exchange all of their eligible stock options. As a result of the tender offer, 21.7 million eligible stock options were tendered for a total cash payment of $0.6 million. Pursuant to ASC 718, the amount of any cash to purchase an equity award is charged to equity to the extent the amount paid does not exceed the fair value of the equity award repurchased as of the repurchase date, and any unrecognized compensation cost measured at the original grant date for unvested equity awards expected to vest is accelerated and recognized immediately in earnings. Of the tendered eligible stock options that were vested or expected to vest as of the repurchase date, the fair value of the awards on the tender offer date exceeded the tender offer purchase price and therefore the cash payment of approximately $0.6 million was recorded as a reduction to shareholders’ equity. Unrecognized compensation cost of approximately $21 million, for the tendered unvested eligible stock options that were expected to vest as of the purchase date, was accelerated and recorded as compensation expense for the year ended December 31, 2009 in salaries, benefits and stock-based compensation in the accompanying consolidated statements of operations. For the tendered unvested eligible stock options that were not expected to vest as of the purchase date, the cash payment of approximately $0.1 million was recorded as compensation expense for the year ended December 31, 2009 in salaries, benefits and stock-based compensation in the accompanying consolidated statements of operations and approximately $1.4 million of unrecognized compensation costs were written off to shareholders’ equity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Our shareholders approved non-employee director plans in 1998, 2000, 2006, 2007 and 2008, and we subsequently received orders from the SEC authorizing such plans. Options granted under the director plans are non-qualified stock options that vest over a three year period and may be exercised for a period of no more than ten years from the date of grant. As of December 31, 2009, there are 0.2 million shares available to be granted under these stock option plans.

Stock Option Activity

A summary of the activity of our stock option plans as of and for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	26.0	$34.91	21.5	$37.58
Granted	17.0	$4.47	6.1	$26.04
Exercised	—	$—	(0.2)	$26.32
Cancelled and expired	(27.0)	$25.66	(1.4)	$38.31
Modified	10.2	$19.60	—	$—

Options outstanding, end of year	26.2	$9.35	26.0	$34.91

Options exercisable, end of year	3.7	$25.44	8.7	$34.50

Fair Value Disclosures

The following table reflects the weighted average fair value per option granted during the years ended December 31, 2009, 2008 and 2007, as well as the weighted average assumptions used in determining those fair values using a Black-Scholes pricing model.

	2009	2008	2007
Options granted (in millions)	17.0	6.1	9.1
Fair value on grant date	$1.41	$1.75	$4.37
Expected dividend yield	9.3%	15.4%	8.4%
Expected volatility	76%	40%	26%
Estimated annual forfeiture rate	6.5%	6.3%	6.6%
Risk-free interest rate	2.4%	3.4%	4.5%
Expected life (years)	6.9	7.2	5.4

The following table summarizes information about our stock options outstanding as of December 31, 2009:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Outstanding	Weighted Average Remaining Contractual life	Weighted Average Exercise Price	Exercisable	Weighted Average Remaining Contractual life	Weighted Average Exercise Price
$0.94 to $15.00	18.6	9.3	$3.82	0.3	7.4	$6.99
$15.01 to $30.00	6.2	7.0	$19.20	2.3	4.6	$21.53
$30.01 to $45.00	1.1	5.2	$36.62	0.8	4.4	$36.36
$45.01 to $49.63	0.3	7.1	$48.02	0.3	7.1	$47.98

	26.2	8.5	$9.35	3.7	5.0	$25.44

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

As of December 31, 2009, the total compensation cost related to non-vested stock option awards not yet recognized was $23 million with a weighted average period to be recognized of 2.5 years. The intrinsic value for stock options outstanding as of December 31, 2009 is $1 million. There was no intrinsic value for stock options exercisable as of December 31, 2009.

As of December 31, 2008, the total compensation cost related to non-vested stock option awards not yet recognized was $47 million with a weighted average period to be recognized of 3.2 years. There was no intrinsic value for stock options outstanding and exercisable as of December 31, 2008.

For the years ended December 31, 2009, 2008 and 2007, we recorded stock-based compensation expense attributable to our stock options of $44 million, $21 million and $25 million, respectively. For the years ended December 31, 2008 and 2007, the intrinsic value of stock options exercised was $1 million and $14 million, respectively. There were no stock options exercised during the year ended December 31, 2009.

Note 7. Deferred Compensation Plan

We have a non-qualified deferred compensation plan (the “Compensation Plan”) for the purpose of granting bonus awards to our employees. The Compensation Committee is the administrator of the Compensation Plan. The Compensation Plan is funded through a trust (the “Trust”) which is administered by a third-party trustee. The Compensation Committee determines cash bonus awards to be granted under the Compensation Plan and the terms of such awards, including vesting schedules. The cash bonus awards are invested by the Trust in our common stock by purchasing shares on the open market. Awards vest contingent on the employee’s continued employment and the achievement of performance goals, if any, as determined by the Compensation Committee. The Trust provides certain protections of its assets from events other than claims against our assets in the case of bankruptcy. The assets and liabilities of the Trust are consolidated in the accompanying consolidated financial statements. Shares of our common stock held by the Trust are accounted for as treasury stock in the accompanying consolidated balance sheets.

The Compensation Plan does not permit diversification and the cash bonus awards must be settled by the delivery of a fixed number of shares of our common stock. The awards under the Compensation Plan are accounted for as grants of unvested stock. We record stock-based compensation expense based on the fair market value of our stock on the date of grant. The compensation cost for awards with service conditions is recognized using the straight-line attribution method over the requisite service period. The compensation cost for awards with performance and service conditions is recognized using the accelerated attribution method over the requisite service period. During the years ended December 31, 2009 and 2008, we granted awards to employees totaling $4 million and $52 million, respectively. During the year ended December 31, 2009, 1.3 million forfeited shares were reallocated to plan participants to fund the 2009 awards and no cash contributions were made to acquire shares. During the year ended December 31, 2008, we contributed $44 million of cash to the Trust to acquire 3.2 million shares of our common stock on the open market and 0.4 million forfeited shares were reallocated to plan participants to fund a portion of the awards. During the years ended December 31, 2009, 2008 and 2007, we recorded stock-based compensation expense of $42 million, $60 million and $46 million, respectively, attributable to the Compensation Plan. As of December 31, 2009, the total compensation cost related to non-vested bonus awards not yet recognized was $69 million with a weighted average period to be recognized of 3.0 years. We calculated the compensation expense recognized during the years ended December 31, 2009, 2008 and 2007 using an estimated annual forfeiture rate of 6.5%, 6.3% and 6.6%, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

A summary of the bonus awards under the Compensation Plan as of and for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	8.0	$26.60	5.5	$39.00
Granted	1.3	$3.10	3.6	$14.80
Shares earned under dividend reinvestment plan	2.7	$3.50	1.1	$23.90
Vested	(2.7)	$29.50	(1.7)	$37.40
Cancelled and expired	(1.5)	$22.90	(0.5)	$35.90

Non-vested, end of year	7.8	$14.40	8.0	$26.60

As of December 31, 2009 and 2008, there were 2.4 million and 1.3 million shares, respectively, of our common stock in the Trust that were vested but not yet distributed to the employees.

Note 8. Employee Stock Ownership Plan

We maintain an employee stock ownership plan (“ESOP”), in which all of our employees participate and which is fully funded on a pro rata basis by us. The plan provides for participants to receive employer contributions of at least 3% of total annual employee compensation, up to certain statutory limitations. Plan participants are fully vested in the employer contributions. For the years ended December 31, 2009, 2008 and 2007, we accrued $2 million, $3 million and $2 million, respectively, in contributions to the ESOP.

We sponsor an employee stock ownership trust to act as the depository of employer contributions to the ESOP as well as to administer and manage the actual trust assets that are deposited into the ESOP.

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Numerator for basic and diluted net operating income per share	$135	$493	$594

Numerator for basic and diluted net (loss) earnings per share	$(910)	$(3,115)	$700

Denominator for basic weighted average shares	241.1	203.7	173.9
Employee stock options and awards	—	—	2.7
Shares issuable under forward sale agreements	—	—	0.3

Denominator for diluted weighted average shares	241.1	203.7	176.9

Basic net operating income per common share	$0.56	$2.42	$3.42
Diluted net operating income per common share	$0.56	$2.42	$3.36
Basic net (loss) earnings per common share	$(3.77)	$(15.29)	$4.03
Diluted net (loss) earnings per common share	$(3.77)	$(15.29)	$3.96

In computing diluted EPS, only potential common shares that are dilutive, those that reduce earnings per share or increase loss per share, are included. The effect of stock options, unvested employee stock awards,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

contingently issuable shares and shares issued under forward sales agreements are not included if the result would be anti-dilutive, such as when a net loss is reported. The “control number” for determining whether including potential common shares in the diluted EPS computation would be anti-dilutive is net (loss) earnings. As a result, if there is a net (loss), diluted EPS is computed using the same number of weighted average shares as used in computing basic EPS, even if we have positive net operating income. Therefore, basic EPS and diluted EPS are computed using the same number of weighted average shares for the years ended December 31, 2009 and 2008 as we incurred a net (loss) for those periods.

During the year ended December 31, 2009, we paid a special dividend consisting of cash and common stock. Shareholders had the option to receive payment of the dividend in cash or in shares of common stock, provided that the aggregate cash payable to all shareholders was limited to an amount equal to 10% of the aggregate dividend (see Note 15). Since the aggregate amount of shareholder cash elections exceeded the 10% limitation, the shareholders electing to receive cash were distributed a pro rata cash amount and the remaining portion of the special dividend in shares of common stock. The common stock issued for the special dividend does not qualify for accounting treatment as a stock dividend as that term is defined within Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, which is codified in FASB ASC 505-20, Equity, Stock Dividends and Stock Splits, and therefore the number of common shares outstanding, earnings per share and NAV per share results for prior periods will not be restated.

Stock options, unvested employee stock awards and contingently issuable shares of 56.3 million, 30.5 million and 6.9 million for the years ended December 31, 2009, 2008 and 2007, respectively, were not included in the computation of diluted EPS either because the respective exercise prices are greater than the average market value of the underlying stock or their inclusion would have been anti-dilutive.

Note 10. Geographic Data

The following table presents operating income and assets as of and for the years ended December 31, 2009, 2008 and 2007 by geographic location. The geographic location of a portfolio investment is determined by the location of the corporate headquarters of the portfolio company.

	2009	2008	2007
Operating income
United States	$667	$955	$1,169
International	30	96	71

Total operating income	$697	$1,051	$1,240

Assets
United States	$6,218	$7,271	$10,662
International	454	639	1,070

Total assets	$6,672	$7,910	$11,732

Note 11. Commitments

As of December 31, 2009, we had commitments under loan and financing agreements to fund up to $394 million to 45 portfolio companies, with $184 million of the commitments related to undrawn revolving credit facilities for European Capital (see Note 18). These commitments are primarily composed of working capital credit facilities, acquisition credit facilities and subscription agreements. The commitments are generally

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

subject to the borrowers meeting certain criteria such as compliance with covenants and availability under borrowing base thresholds. The terms of the borrowings and financings subject to commitment are comparable to the terms of other loan and equity securities in our portfolio.

We have non-cancelable operating leases for office space and office equipment. The leases expire over the next fifteen years and contain provisions for certain annual rental escalations. Rent expense for operating leases for the years ended December 31, 2009, 2008 and 2007 was $15 million, $15 million and $14 million, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2009, net of any related sublease revenue, were as follows:

2010	$21
2011	20
2012	17
2013	14
2014	14
Thereafter	97

Total	$183

Note 12. Restructuring Costs

To better align our organization and cost structure with current economic conditions, we conducted strategic reviews of our business in 2009 and 2008 which resulted in aggregate restructuring charges of $25 million and $19 million during the years ended December 31, 2009 and 2008, respectively. The restructuring charges for the year ended December 31, 2009 included $9 million for severance and related costs associated with 72 employees notified of termination during 2009 and $16 million of costs related to excess facilities, including $7 million of accelerated depreciation expense offset by a $3 million write-off of a deferred rent liability. The restructuring charges for the year ended December 31, 2008 included $10 million for severance and related costs associated with 160 employees notified of termination during 2008 and $9 million of net costs related to excess facilities, including $6 million of accelerated depreciation expense offset by a $2 million write-off of a deferred rent liability. The severance and related costs are included in salaries, benefits and stock-based compensation and the excess facilities costs are included in general and administrative in our consolidated statements of operations.

The liability for employee severance costs and excess facilities is included in other liabilities in the consolidated balance sheets as of December 31, 2009 and 2008. As of December 31, 2009, the liability was $20 million, comprised of $7 million of severance and related costs to be paid in 2010 and excess facility costs, net of estimated sublease revenue, of $13 million to be paid through 2016. As of December 31, 2008, the liability was $12 million, comprised of $7 million of severance and related costs paid in 2009 and excess facility costs, net of estimated sublease revenue, of $5 million to be paid through 2016.

In determining our liability related to excess facilities, we are required to estimate such factors as future vacancy rates, the time required to sublet properties and sublease rates. These estimates are reviewed quarterly based on known real estate market conditions and the credit-worthiness of subtenants, and may result in revisions to the liability. Our remaining liability of $13 million as of December 31, 2009 related to excess facilities represents gross lease commitments with agreements expiring at various dates through 2016 of approximately $38 million, net of committed and estimated sublease income of approximately $20 million and a present value factor of $5 million. We have entered into signed sublease arrangements for approximately $4 million, with the remaining $16 million based on estimated future sublease income.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

The following table summarizes the restructuring accrual activity during the years ended December 31, 2009 and 2008:

	Severance	Excess Facilities	Total
Balance, December 31, 2007	$—	$—	$—
Restructuring charges	10	5	15
Cash payments	(3)	—	(3)

Balance, December 31, 2008	$7	$5	$12
Restructuring charges	9	12	21
Cash payments	(9)	(5)	(14)
Accretion of net present value	—	1	1

Balance, December 31, 2009	$7	$13	$20

Note 13. Shareholders’ Equity

Our common stock activity for the years ended December 31, 2009 and 2008 was as follows:

	2009	2008
Common stock outstanding at beginning of period	204.7	195.9
Issuance of common stock in conjunction with acquisition of European Capital (Note 18)	11.5	12.7
Issuance of common stock in conjunction with our special dividend (Note 15)	64.2	—
Issuance of common stock under stock option plans	—	0.2
Foreclosure of stock option loans	(1.1)	—
Purchase of treasury stock	—	(0.2)
(Distribution) purchase of common stock held in deferred compensation trusts, net	1.6	(3.9)

Common stock outstanding at end of period	280.9	204.7

Equity Offerings

In March 2008, we completed a public offering in which 8.7 million shares of our common stock were sold at a public offering price of $34.77 per share. Upon completion of the offering we received proceeds, net of the underwriters’ discount and other offering costs, of $302 million.

During the year ended December 31, 2008, we issued 4.0 million shares of our common stock at a price of $35.61 per share for total proceeds of $142 million pursuant to a forward sale agreement entered into in November 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

(Distributions in Excess of) Undistributed Net Realized Earnings

As of December 31, 2009 and 2008, our (distributions in excess of) undistributed net realized earnings determined in accordance with GAAP as reflected on our consolidated balance sheets are shown below. The amounts reflect reclassifications between distributions in excess of net realized gains and (distributions in excess of) undistributed net operating income for classification differences in how net realized gains and net operating income are recorded under GAAP and capital gains and ordinary income are recorded under tax.

	2009	2008
(Distributions in excess of) undistributed net operating income	$(517)	$103
Distributions in excess of net realized gains	(192)	(27)

(Distributions in excess of) undistributed net realized earnings	$(709)	$76

Note 14. Interest Rate Derivatives

We enter into interest rate swap agreements to manage interest rate risk and also to fulfill our obligations under the terms of our asset securitizations. We do not hold or issue interest rate swap agreements or other derivative financial instruments for speculative purposes. All derivative financial instruments are recorded at fair value with changes in value reflected in net unrealized appreciation or depreciation of investments during the reporting period. The fair value of our interest rate swap agreements is based on the estimated net present value of the future cash flows using the forward interest rate yield curve in effect at the end of the period, adjusted for the nonperformance risk of us and our counterparties. We record the accrual of periodic interest settlements of interest rate swap agreements in net unrealized appreciation or depreciation of investments and subsequently record the amount as a net realized gain or loss on investments on the interest settlement date. Cash payments received or paid for the termination of an interest rate derivative agreement are recorded as a realized gain or loss upon termination in our consolidated statements of operations and are classified under investing activities in our consolidated statements of cash flows.

We have interest rate swap agreements where we generally pay a fixed rate and receive a floating rate based on LIBOR. We also enter into interest rate swaption agreements where, if exercised, we pay a floating rate based on LIBOR and receive a fixed rate. The fair value of our interest rate derivative agreements are identified as separate items on our consolidated balance sheets and are described in the accompanying consolidated schedules of investments.

During the year ended December 31, 2009, we recorded $31 million of net unrealized appreciation from interest rate swap agreements and a $49 million reversal of prior period net unrealized depreciation from the termination of the European Capital put option agreement (see Note 18) in the financial statement line item derivative and option agreements and other. During the years ended December 31, 2008 and 2007, we recorded $119 million and $80 million, respectively, of net unrealized depreciation from interest rate swap agreements in the financial statement line item derivative and option agreements and other in our consolidated statements of operations.

During the years ended December 31, 2009 and 2008 we recorded $59 million and $31 million, respectively, of net realized loss from interest rate swap agreements in the financial statement line item derivative and option agreements in our consolidated statements of operations for periodic interest settlements of interest rate swap agreements. During the year ended December 31, 2009, we also recorded a realized loss of $44 million from the termination of the European Capital put option agreement. During the year ended December 31, 2007

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

we recorded $10 million of net realized gain from interest rate swap agreements in the financial statement line item derivative and option agreements in our consolidated statements of operations for periodic interest settlements of interest rate swap agreements. During the year ended December 31, 2009, two interest rate swap agreements were terminated prior to their maturity. The transaction under one interest rate swap agreement was settled for a cash termination payment of $3 million and recorded as a net realized loss in financial statement line item derivative and option agreements in our consolidated statements of operations. The other interest rate swap agreement was not settled and was recorded as a liability with a fair value of $12 million and included in other liabilities in our consolidated balance sheets as of December 31, 2009. During the years ended December 31, 2008 and 2007, we had net cash termination payments of $9 million and net cash termination receipts of $7 million, respectively, for interest rate swap agreements and recorded as a net realized gain or loss in the financial statement line item derivative and option agreements in our consolidated statements of operations.

Periodically, an interest rate swap agreement will also be amended whereby any underlying unrealized appreciation or depreciation associated with the original interest rate swap agreement at the time of amendment will be factored into the contractual interest terms of the amended interest rate swap agreement. The contractual terms of the amended interest rate swap agreement are set such that its estimated fair value is equivalent to the estimated fair value of the original interest rate swap agreement. No realized gain or loss is recorded upon amendment when the estimated fair values of the original and amended interest rate swap agreement are substantially the same.

See Note 19 for a description of the refinancing transaction completed on June 28, 2010.

Credit Risk-Related Contingent Features

Certain of our interest rate swap agreements contain an event of default that allows the counterparty to terminate transactions outstanding under the agreement following the occurrence of a cross default on certain of our other indebtedness in amounts equal to or greater than $5 million to $15 million, as applicable. During the year ended December 31, 2009, one counterparty had elected to terminate its interest rate swap agreement with us due to a cross default on certain of our other indebtedness, which had a fair value of $12 million. This amount had not been settled as of December 31, 2009 and is included in other liabilities in our consolidated balance sheets. Derivatives under these agreements in a liability position had a GAAP fair value liability of $29 million as of December 31, 2009. In the event that these counterparties terminated their transactions with us, the termination liability would have been $35 million as of December 31, 2009. The difference between the GAAP fair value liability and the termination liability represents an adjustment for nonperformance risk of us and our counterparties.

Certain of our interest rate swap agreements also contain an event of default that allows a counterparty to terminate transactions outstanding under the agreement if certain of our other indebtedness in amounts equal to or greater than $5 million or $15 million, as applicable, is accelerated. While this event of default has occurred, none of our counterparties have elected to terminate their transactions with us as a result of this provision as of December 31, 2009. Derivatives under these agreements in a liability position had a GAAP fair value liability of $8 million as of December 31, 2009. In the event that these counterparties terminated their transactions with us, the termination liability would have been $8 million as of December 31, 2009. During the year ended December 31, 2009, one of these agreements was terminated and settled for a cash payment of $3 million.

In addition, one of our interest rate swap agreements provides that, if our unsecured debt rating falls below BB- as rated by Fitch Ratings, BB- as rated by Standard & Poor’s Rating Services or Ba3 by Moody’s Investors Services, Inc., the counterparty may terminate transactions outstanding under the agreement. While this additional termination event has occurred, the counterparty had not elected to terminate its transactions

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

outstanding with us as of December 31, 2009. Derivatives under these agreements in a liability position had a GAAP fair value liability of $19 million as of December 31, 2009. In the event that these counterparties terminated their transactions with us, the termination liability would have been $23 million as of December 31, 2009. The difference between the GAAP fair value liability and the termination liability represents an adjustment for nonperformance risk of us and our counterparties.

Certain of our interest rate swap agreements also provide that, if our unsecured revolving credit facility is terminated, or the counterparty does not continue to be a lender under our unsecured revolving credit facility, and we do not post collateral for our derivative obligations related to this counterparty or make arrangements for the counterparty to transfer its rights and obligations under the derivative agreement within 30 days, the counterparty may terminate the transactions outstanding under the agreement. As of December 31, 2009, this additional termination event had not occurred. Derivatives under these agreements in a liability position had a GAAP fair value liability of $1 million as of December 31, 2009. In the event that these counterparties terminated their transactions with us, the termination liability would have been $2 million as of December 31, 2009. The difference between the GAAP fair value liability and the termination liability represents an adjustment for nonperformance risk of us and our counterparties.

Note 15. Income Taxes

We operate to qualify as a RIC under Subchapter M of the Code. In order to qualify as a RIC, we must annually distribute in a timely manner to our shareholders at least 90% of our taxable ordinary income of our investment company based on our tax fiscal year. Taxable ordinary income includes net short-term capital gains but excludes net long-term capital gains. A RIC is not subject to federal income tax on the portion of its taxable ordinary income and long-term capital gains that are distributed to its shareholders, including “deemed distributions” discussed below. As permitted by the Code, a RIC can designate dividends paid in the subsequent tax year as dividends of current year taxable ordinary income and net long-term gains if those dividends are both declared by the extended due date of the RIC’s federal income tax return and paid to shareholders by the last day of the subsequent tax year. Our taxable ordinary income and net long-term capital gains comprise our taxable income for our investment company. We have distributed, or intend to distribute, sufficient dividends to eliminate taxable income. If we fail to satisfy the 90% distribution requirement or otherwise fail to qualify as a RIC in any tax year, we would be subject to income tax in such year on all of our taxable income, regardless of whether we made any distributions to our shareholders. We have a tax fiscal year that ends on September 30.

Our taxable income differs from net income as defined by GAAP due primarily to temporary and permanent differences in interest and dividend income recognition, stock-based compensation and other expense recognition and unrealized appreciation or depreciation of investments. In addition, there are classification differences between GAAP and tax as it relates to what is characterized as net operating income for GAAP compared to taxable ordinary income for tax and what is characterized as net realized gains or losses for GAAP compared to net long-term capital gains or losses for tax. These characterization differences between GAAP and tax include the characterization of realized losses for loans, interest receivable write-offs for uncollectible accounts, periodic interest settlements for interest rate swap agreements and the holding period of capital investments.

On January 7, 2009, the Internal Revenue Service (“IRS”) issued Revenue Procedure 2009-15, which temporarily allows a RIC to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as a dividend if (i) the stock is publicly traded on an established securities market, (ii) the distribution is declared with respect to a taxable year ending on or before December 31, 2009 and (iii) each shareholder may elect to receive his entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

distributed to all shareholders, which must be at least 10% of the aggregate declared distribution. If too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder electing to receive cash receive less than 10% of his or her entire distribution in cash. On December 23, 2009 the IRS issued Revenue Procedure 2010-12, which extends under similar terms the temporary guidance provided by Revenue Procedure 2009-15. This new guidance applies to distributions by a RIC of its own stock declared by December 31, 2012 with respect to RIC distribution requirements for taxable years ending on or before December 31, 2011.

Under the 1940 Act, if a BDC has any senior debt securities outstanding that were publicly issued, the BDC must make provision to prohibit the declaration of any dividend (except a dividend payable in the stock of the BDC) if its asset coverage is below certain thresholds at the time of the distribution after deducting the amount of such dividend. However, we have received guidance from the staff of the SEC that notwithstanding this provision of the 1940 Act, we are able to declare and pay dividends pursuant to the revenue procedure issued by the IRS as discussed above.

On June 11, 2009, our Board of Directors declared a special dividend to our shareholders of $1.07 per share that was paid on August 7, 2009. Each shareholder could elect to receive the dividend in either cash or in shares of common stock. Because the aggregate amount of the cash elections exceeded 10% of the aggregate dividend amount, the shareholders electing to receive cash received a pro rata cash amount and the remaining portion in shares of common stock. The number of shares of common stock comprising the stock portion was determined based on the volume weighted average price of our stock on The NASDAQ Global Select Market on July 27, July 28 and July 29, 2009. In total, the distribution consisted of $24 million of cash and 67.1 million shares of common stock. Included in the distribution of 67.1 million shares of common stock were 2.9 million shares of common stock distributed to a consolidated trust for our non-qualified deferred compensation plan. The shares of common stock held by the trust are accounted for as treasury stock in the accompanying consolidated balance sheets. The exact amount of cash and common stock received by each shareholder depended on the shareholder’s election. The special dividend included our remaining 2008 taxable income and a substantial portion of our 2009 taxable income.

In addition, a RIC may elect to retain its net long-term capital gains by designating them as a “deemed distribution” to its shareholders and paying a federal tax of 35% on the net long-term capital gains for the benefit of its shareholders. Shareholders would then report their share of the retained net long-term capital gains on their income tax returns as if it had been received and report a tax credit for the tax paid on their behalf by the RIC. Shareholders then add the amount of the “deemed distribution,” net of such tax, to the basis of their shares.

We declared dividends of $231 million, $623 million and $655 million, or $1.07, $3.09 and $3.72 per share for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. For income tax purposes, our distributions to shareholders for the fiscal years ended December 31, 2009 and December 31, 2007 were composed of taxable ordinary income. For income tax purposes, our distributions to shareholders for the fiscal year ended December 31, 2008 were composed of $2.39 per share of taxable ordinary income and $0.70 per share of net long-term capital gains.

For the tax years ended September 30, 2009, we incurred a net capital loss of approximately $152 million, which may be carried forward for up to eight tax years. For the tax years ended September 30, 2008 and 2007, we had net long-term capital gains of $155 million and $142 million, respectively. For the tax year ended September 30, 2008, we elected to retain such net long-term capital gains by treating them as a “deemed distribution” and paying the federal tax on behalf of our shareholders of $54 million, which is included in taxes

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

on net realized gain on the accompanying consolidated statements of operations. For the tax year ended September 30, 2007, we elected to distribute such net long-term capital gains to our shareholders by designating a portion of our dividends as dividends of our net long-term capital gains.

As a RIC, we are also subject to a nondeductible federal excise tax of 4% if we do not distribute at least 98% of our ordinary income, excluding net short-term capital gains, in any calendar year and 98% of our capital gains for each one-year period ending October 31, including any undistributed income from the prior excise tax year. For the calendar years ended December 31, 2008 and 2007 and the one-year periods ending October 31, 2008 and 2007, we did not distribute at least 98% of our ordinary income and capital gains and paid the 4% excise tax. For the years ended December 31, 2008 and 2007, we accrued $14 million and $7 million, respectively, of excise tax expense attributable to undistributed ordinary income, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations. For the year ended December 31, 2007, we accrued $6 million of excise tax attributable to undistributed capital gains, which is included in taxes on net realized gain on the accompanying consolidated statements of operations. The final taxable income included in our excise tax return for the calendar year ended December 31, 2008 and one-year period ending October 31, 2008 resulted in a lower taxable income than the estimated taxable income used to accrue the $14 million excise tax for the year ended December 31, 2008. As a result of this change in estimate, we accrued an $8 million income tax benefit for the year ended December 31, 2009 related to excise taxes, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations. For the calendar year ended December 31, 2009 and the one-year period ending October 31, 2009, we have distributed sufficient dividends to avoid being subject to the federal excise tax.

The aggregate gross unrealized appreciation of our investments over cost for federal income tax purposes was $283 million and $469 million as of December 31, 2009 and 2008, respectively. The aggregate gross unrealized depreciation of our investments under cost for federal income tax purposes was $4,348 million and $4,142 million as of December 31, 2009 and 2008, respectively. The net unrealized depreciation over cost for federal income tax purposes was $4,065 million and $3,673 million as of December 31, 2009 and 2008, respectively. The aggregate cost of securities for federal income tax purposes was $9,539 million and $10,878 million as of December 31, 2009 and 2008, respectively.

Our consolidated taxable operating subsidiary, ACFS, is subject to federal, state and local income tax. Prior to the deconsolidation of ECFS in the second quarter of 2007 (see Note 18), our tax provision included ECFS which is subject to foreign and local income tax in its respective jurisdictions.

Deferred income tax balances for our taxable operating subsidiaries reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining if our deferred tax asset is realizable, we consider the forecasted future taxable income of ACFS as well as any tax planning strategies. Considering the current macroeconomic environment as of December 31, 2008, we concluded that it was more likely than not that we would not realize our deferred tax asset with future taxable income of ACFS. Accordingly, we recorded an increase to our valuation allowance of $52 million in 2008. As of December 31, 2009, we continued to conclude that it is more likely than not that we would not realize our deferred tax asset with future taxable income of ACFS and have recorded a full valuation allowance against our deferred tax asset. We will continue to evaluate the valuation allowance each reporting period, and if we determine that it is more likely than not that the realizable amount of the deferred tax asset exceeds the valuation allowance, we would reduce the valuation allowance.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

On November 6, 2009, The Worker, Homeownership, and Business Assistance Act of 2009 was enacted. As part of this legislation, the carryback period for net operating losses arising in either 2008 or 2009 was increased from two years to three, four or five years at the election of the taxpayer. As a result of this new legislation, ACFS was able to carryback its net operating loss for the tax year ended September 30, 2009 to prior years to claim a refund which resulted in American Capital recording a tax benefit of $10 million for the year ended December 31, 2009, which is included in our (benefit) provision for income taxes on the accompanying consolidated statements of operations.

The components of our deferred tax assets for our taxable operating subsidiary as of December 31, 2009 and 2008 were as follows:

	2009	2008
Deferred tax assets:
Stock-based compensation	$23	$34
Net operating loss carryforward	4	11
Deferred rent liability	8	8
Allowance for doubtful accounts	3	3
Property and equipment	2	1

Total deferred tax asset	40	57

Valuation allowance	(40)	(52)

Net deferred tax asset	$—	$5

For the years ended December 31, 2009, 2008 and 2007, the (benefit) provision for income taxes, including the excise tax, was comprised of the following:

	2009	2008	2007
Current tax (benefit) expense:
Federal	$(12)	$(1)	$11
State	—	(1)	3
Foreign	—	—	1

Total current tax (benefit) expense	(12)	(2)	15

Deferred tax provision (benefit)
Federal	—	19	(20)
State	—	6	4

Total deferred tax provision (benefit)	—	25	(16)

Total (benefit) provision for income taxes of taxable operating subsidiaries	(12)	23	(1)
(Benefit) provision for excise tax	(8)	14	7

Total (benefit) provision for income taxes	$(20)	$37	$6

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

A reconciliation between the taxes computed at the federal statutory rate and our effective tax rate for our taxable operating subsidiaries for the fiscal years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Federal statutory tax rate	$(8)	$(23)	$(1)
State taxes, net of federal tax benefit	—	(4)	—
Change in valuation allowance	(2)	52	—
Other	(2)	(2)	—

Effective income tax rate	$(12)	$23	$(1)

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which is codified in FASB ASC Topic 740, Income Taxes (“ASC 740”), on January 1, 2007. ASC 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that an uncertain tax position is required to meet before tax benefits associated with such uncertain tax position are recognized in the consolidated financial statements. Our adoption of ASC 740 did not require a cumulative effect adjustment to the January 1, 2007 undistributed net realized earnings. We classify interest and penalties, if any, related to unrecognized tax benefits as a component of provision for income taxes.

Based on our analysis of our tax position, we concluded that we did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. We did not have any unrecognized tax benefits as of both December 31, 2009 and 2008.

Although we file federal and state tax returns, our major tax jurisdiction is federal for American Capital and ACFS. The 2005, 2006, 2007 and 2008 federal tax years for American Capital and the 2004, 2005, 2006, 2007 and 2008 federal tax years for ACFS remain subject to examination by the IRS.

Note 16. Related Party Transactions

Prior to the enactment of the Sarbanes-Oxley Act in June 2002, we provided loans to employees for the exercise of stock options under the employee stock option plans. The loans required the current payment of interest at a market rate, had varying terms not exceeding nine years and were recorded as a reduction of shareholders’ equity in the accompanying consolidated balance sheets. The loans were evidenced by full recourse notes and had to be repaid in full at the earlier of maturity or 60 days following termination of employment. The shares of our common stock that the employees purchased with the proceeds of a loan were posted as collateral. Under the terms of the loan agreements, if 95% of the outstanding loan balance was less than the aggregate value of the common stock collateral for such loan and any additional collateral, the loan maturity would be automatically accelerated and the collateral foreclosed upon. Pursuant to the loan agreements, the value of the original shares of common stock collateral was the greater of NAV per share or the average of the closing prices for the last 20 trading days. The employees could avoid acceleration under their respective loans and foreclosure by delivering additional collateral to us prior to an event of default. As of December 31, 2008, the aggregate amount of the notes receivable relating to stock option exercises was $5 million, and was included in shareholders’ equity in the accompanying consolidated balance sheets. The loans were secured by an aggregate 0.2 million shares of the common stock purchased with the proceeds from the loans.

During February 2009, an employee pledged an additional 0.9 million shares of our common stock as collateral, which was valued at the closing prices for the last 20 trading days. Due to the decline in our NAV per share as of December 31, 2008, the outstanding stock option loans became under collateralized on March 2, 2009, triggering an automatic event of default and foreclosure on the 1.1 million shares of common stock

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

collateral in satisfaction of the loans. The shares of common stock that we received in the foreclosure are included in treasury stock and are not included in our outstanding shares of common stock. We have no further stock option loans outstanding as of December 31, 2009.

Note 17. Asset Sales

American Capital Equity II, LP

In October 2007, we entered into a purchase and sale agreement with American Capital Equity II, LP (“ACE II”) for the sale of approximately 17% of our equity investments (other than warrants associated with debt investments) in 80 portfolio companies. ACE II is a private equity fund with $585 million of equity commitments from third-party investors. The aggregate purchase price was $488 million. The remaining $97 million equity commitment would be used by ACE II to fund add-on investments in the 80 portfolio companies. As of December 31, 2009, there is $85 million of remaining equity commitments available for future add-on investments. In addition, 10%, or $58.5 million, of the $585 million of equity commitments are recallable by American Capital, LLC for add-on investments with American Capital once they have been distributed to the third-party ACE II investors. As of December 31, 2009, there were $58.5 million of recallable distributions available for add-on investments.

American Capital, LLC manages ACE II in exchange for a 2% annual management fee on the cost basis of ACE II’s investments and a 10% to 30% carried interest in the net profits of ACE II, subject to certain hurdles. To date, American Capital, LLC has not recognized any carried interest in its net operating income. We do not have a direct economic interest in ACE II and there are no arrangements that require us to provide any form of financial support to ACE II, nor have we provided any financial or other support during 2009 and 2008.

We recorded a total net realized gain of $78 million upon the sale of the $488 million of investments. In accordance with ASC 860, we included in our sale proceeds the fair value of the management agreement associated with the $488 million of investments sold. The fair value of this portion of the agreement was estimated to be $20 million and was treated as being contributed to American Capital, LLC, increasing our cost basis in our investment in American Capital, LLC. As a result, our $78 million net realized gain on the transaction includes a $20 million realized gain for the value of a portion of the management agreement obtained in connection with the sale. The proceeds were recognized in the investing section of our consolidated statement of cash flows. Limited partners of ACE II, excluding any limited partner that is our affiliate, holding a majority of the aggregate commitments may require ACE II to dispose of its investments acquired from us which could significantly impact the value of the management agreement. Subsequent changes in the fair value of the management agreement are recognized as part of the fair value of our investment in American Capital, LLC. The fair value of American Capital, LLC’s management agreement is primarily based on our estimate of future cash flows related to both the management fee and carried interest discounted at a market discount rate for comparable companies.

ACAS CRE CDO 2007-1, Ltd.

In the third quarter of 2007, we sold our investments in 121 subordinated tranches of bonds in 22 CMBS trusts to ACAS CRE CDO 2007-1, Ltd. (“ACAS CRE CDO”), a new commercial real estate collateralized debt obligation trust. Our cost basis in the CMBS bonds sold to ACAS CRE CDO was $642 million with a principal balance of $1.2 billion. Third-party investors in ACAS CRE CDO purchased AAA through A- bonds for a total purchase price of $411 million with a principal balance of $412 million. We purchased investment grade and

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

non-investment grade notes and preferred shares of ACAS CRE CDO for a total purchase price of $215 million with a principal balance of $763 million. In accordance with ASC 860, the securities that we purchased are considered to be beneficial interests in the sold CMBS bonds that are retained by us. The beneficial interests that continue to be held by us were measured at the date of transfer by allocating the previous carrying amount of the sold CMBS bonds between the ACAS CRE CDO notes sold to third parties and the ACAS CRE CDO notes and preferred shares that we continue to hold based on their relative fair values. To the extent available, the fair values were based on the purchase price paid by third-parties. If not available, the fair values were based on a discounted cash flow analysis utilizing loss assumptions based on historical experience and a discount rate representative of a comparable yield for a similar security.

American Capital, LLC serves as the collateral manager for ACAS CRE CDO in exchange for an annual senior management fee of 7.5 basis points and a subordinate fee of 7.5 basis points. In accordance with ASC 860, the fair value of the collateral management agreement, estimated to be $2 million, was included as additional sale proceeds and treated as being contributed to American Capital, LLC increasing our cost basis in that portfolio investment. We recorded a net realized loss of $22 million in 2007 related to this transaction. The proceeds were recognized in the investing section of our consolidated statement of cash flows.

American Capital Equity I, LLC

On October 1, 2006, we entered into a purchase and sale agreement with American Capital Equity I, LLC (“ACE I”) for the sale of 30% of our equity investments (other than warrants issued with debt investments) in 96 portfolio companies to ACE I. ACE I is a private equity fund with $1 billion of equity commitments from third-party investors. The aggregate purchase price was $671 million. Also, ACE I co-invested with American Capital in an amount equal to 30% of equity investments made by American Capital between October 2006 and November 2007 until the $329 million remaining equity commitment was exhausted. In addition, 10%, or $100 million, of the $1 billion of equity commitments are recallable by American Capital, LLC for add-on investments with American Capital once they have been distributed to the third-party ACE I investors. As of December 31, 2009, there were $75 million of recallable distributions available for add-on investments.

American Capital, LLC manages ACE I in exchange for a 2% annual management fee on the net cost basis of ACE I and a 10% to 30% carried interest in the net profits of ACE I, subject to certain hurdles. To date, American Capital, LLC has not recognized any carried interest in its net operating income. We do not have a direct economic interest in ACE I and there are no arrangements that require us to provide any form of financial support to ACE I, nor have we provided any financial or other support during 2009, 2008 and 2007.

We recorded a total net realized gain of $59 million upon the sale of the $671 million of investments. In accordance with ASC 860, we included in our sale proceeds the estimated fair value of the management agreement associated with the $671 million of investments sold. The fair value of this portion of the agreement was estimated to be $16 million and was treated as being contributed to American Capital, LLC and included in our cost basis in our investment in American Capital, LLC. As a result, our $59 million net realized gain on the transaction includes a $16 million realized gain for the value of a portion of the management agreement received as sale proceeds. The proceeds were recognized in the investing section of our consolidated statement of cash flows. Members of ACE I, excluding any member that is our affiliate, holding a majority of the aggregate commitments may require ACE I to dispose of its investments acquired from us which could significantly impact the value of the management agreement. Subsequent changes in the fair value of the management agreement are recognized as part of the fair value of our investment in American Capital, LLC. The fair value of American Capital, LLC’s management agreement is primarily based on our estimate of future cash flows related to both the management fee and carried interest discounted at a market discount rate for comparable companies.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Note 18. Investment in European Capital

Original Private Placement

On September 30, 2005, European Capital, a company incorporated in Guernsey, closed on a private offering of €750 million of equity commitments. We provided €521 million of the equity commitments and third-party institutional investors provided €229 million of the remaining equity commitments. European Capital invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized public companies primarily in Europe. Our investment in European Capital is treated as a portfolio investment.

ECFS entered into an investment management and services agreement with European Capital. As of the date it entered into the investment and management agreement, ECFS was a directly wholly-owned entity of American Capital. Pursuant to the investment management agreement and services agreement, ECFS provided investment advisory and management services to European Capital and received a management fee equal to 1.25% of the greater of European Capital’s weighted average gross assets or €750 million. In addition, European Capital reimbursed ECFS for all costs and expenses incurred during the term of the agreement, subject to certain exclusions. In addition, ECFS received 18.75 million warrants to purchase participating preferred shares of European Capital representing 20% of European Capital’s preferred shares on a fully-diluted basis. The initial exercise price of the warrants was €10 per share, which was the same per share price that the original investors purchased their preferred shares in the initial private offering. The per share exercise price on the warrants would be reduced by dividends declared on the preferred shares.

Initial Public Offering

On May 10, 2007, European Capital closed on an IPO of 14.6 million ordinary shares at a price of €9.84 per ordinary share for gross proceeds of €144 million ($196 million). The shares were traded on the main market of the London Stock Exchange under the ticker symbol “ECAS.”

Prior to the IPO, American Capital’s investment in European Capital consisted of 52.1 million participating preferred shares and warrants held by ECFS to purchase 18.75 million participating preferred shares. Immediately preceding the IPO, ECFS exercised its warrant to purchase 18.75 million participating preferred shares for an adjusted exercise price of €9.50 per share, or €178 million ($242 million), and assigned the shares to American Capital. As a result of the IPO, the warrant agreement was terminated, and ECFS will not receive any future warrants. The 18.75 million participating preferred shares received upon the assignment from ECFS and our existing 52.1 million participating preferred shares were redesignated as ordinary shares as part of the capital reorganization that took effect upon the closing of the IPO. As a result of the IPO, our ownership interest in European Capital was reduced to a 65% controlling ownership interest. Subsequent to the IPO, American Capital purchased an additional $17 million of ordinary shares in the open market increasing its ownership in European Capital to 67%.

In the second quarter of 2007, our ownership interest in ECFS was contributed to American Capital, LLC, a wholly-owned portfolio company that owns alternative asset fund managers that manage various alternative asset funds. Due to the dilution of our ownership interest in European Capital as a result of the IPO, ECFS was no longer considered to be providing substantially all of its services directly or indirectly to American Capital or its portfolio companies. Also, American Capital, LLC provides services to alternative asset funds that collectively are not substantially owned by us and therefore is not providing services directly or indirectly to us or to portfolio companies in which we hold substantially all of the ownership interests. As a result, in accordance with our consolidation policy, ECFS was deconsolidated prospectively during the second quarter of 2007 and is recorded at fair value on our consolidated balance sheets as part of the fair value of American Capital, LLC.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

In addition, as part of the IPO, ECFS’ existing investment management agreement and services agreement with European Capital was terminated and ECFS and European Capital entered into a new investment management agreement to provide investment advisory and management services. Under the terms of the new investment management agreement, ECFS receives an annual management fee equal to 2% of the weighted average monthly consolidated gross asset value of all the investments of European Capital, an incentive fee equal to 100% of the net earnings in excess of a return of 8% but less than a return of 10% and 20% of the net earnings thereafter, and certain expense reimbursements not to exceed a cap of 0.25% per year of the weighted average monthly consolidated gross asset value of the all investments of European Capital. During 2009, the investment management agreement with European Capital was amended to reduce the annual management fee to 1.5% effective from July 1, 2009 to December 31, 2010.

In connection with the termination of the old management agreement, ECFS received a €10 million ($13 million) cash termination payment. In addition, prepaid management fees paid to ECFS under the old investment management agreement of €6 million ($8 million) related to prepaid cost reimbursements were accounted for by ECFS as an additional termination fee. These amounts were recorded as deferred revenue by American Capital, LLC, the parent of ECFS, and are being amortized into income by American Capital, LLC over four years, the minimum service period required by ECFS under the new investment management agreement. To the extent that American Capital, LLC declares a dividend to us of its quarterly net operating income, if any, it will include the amortization of this deferred revenue.

Acquisition of European Capital

On November 10, 2008, American Capital and European Capital entered into an implementation agreement regarding our proposal to acquire all of the ordinary shares of European Capital held by other investors, representing 32.3% of European Capital’s outstanding ordinary shares, by means of a “scheme of arrangement” under Guernsey company law. Under the terms of the agreement, each European Capital shareholder other than us would receive 0.333 shares of our common stock for every one ordinary share that they owned of European Capital. On February 19, 2009, our shareholders approved a proposal authorizing us to sell shares of our common stock below NAV per share in certain instances, including in connection with the proposed acquisition of European Capital. On March 19, 2009, the proposed transaction was approved by a special majority of the shareholders of European Capital, not including us. The acquisition became effective as of March 26, 2009, following approval of the Royal Court of Guernsey. In connection with the transaction, we issued 11.5 million shares of our common stock with a value of $25 million as of March 26, 2009 in exchange for the outstanding European Capital ordinary shares not already owned by us.

Put Option Agreement

On November 19, 2008, we entered into a put option agreement with European Capital under which European Capital could put some or all of certain investments to us at a predetermined put price. Under the terms of the agreement, the put option could be exercised at any time commencing on January 1, 2010 and expiring on December 31, 2010. In consideration for entering into the put option agreement, European Capital paid us €16 million ($20 million). The fair value of the put option liability as of December 31, 2008 was $69 million (€49 million), which is included in derivative and option agreements in our consolidated balance sheets. On March 30, 2009, we entered into a termination agreement with European Capital to terminate the put option agreement. Under the terms of the termination agreement, we settled the put option obligation by paying European Capital the fair value of the put option obligation of $65 million (€49 million). As a result, we recognized a realized loss of $44 million offset by the reversal of unrealized depreciation of $49 million in our consolidated statements of operations.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Revolving Credit Facilities

In February 2008, we provided a $400 million subordinated, unsecured revolving credit facility (the “Term A Facility”) to European Capital. Borrowings under the Term A Facility bear interest at LIBOR plus 5% and 2% payable in kind. The Term A Facility has an unused commitment fee of 20 basis points and matures in February 2011. In October 2008, we amended the loan agreement to extend an additional $250 million subordinated, unsecured revolving credit facility (the “Term B Facility”) to European Capital. Borrowings under the Term B Facility bear interest at LIBOR plus 3.25% and 4.75% payable in kind. The Term B Facility has an unused commitment fee of 20 basis points and matures in April 2010.

In June 2009, American Capital and European Capital entered into an agreement whereby the outstanding borrowings under the Term A Facility of $319 million were exchanged for 325.1 million ordinary shares of European Capital and the Term A Facility commitment amount was reduced from $400 million to $87 million. In November 2009, American Capital and European Capital entered into an amendment to the loan agreement to reduce the Term B Facility commitment of $250 million to amount equal to the existing standby letter of credit issued to European Capital for the benefit of The Royal Bank of Scotland, plc, the agent on European Capital’s multicurrency revolving facility. The existing standby letter of credit totals €23 million and £56 million ($122 million as of December 31, 2009). Any funding of a standby letter of credit by American Capital that is not reimbursed by European Capital on the disbursement date will bear interest at the rate of the respective facility. As of December 31, 2009, there was a $25 million outstanding balance under the Term A Facility and no outstanding balance under the Term B Facility.

Note 19. Subsequent Events

Refinancing Transaction

Unsecured Revolving Credit Facility – On June 28, 2010, we amended and restated the credit agreement (“Amended and Restated Credit Agreement”) for our $1.4 billion unsecured revolving credit facility, with Wells Fargo Bank, N.A. as administrative agent, pursuant to which $680 million of our outstanding loans were repaid in cash, and our remaining loans were converted into (i) $277 million of new floating rate secured loans under the Amended and Restated Credit Agreement (“New Secured Loans”) and (ii) $430 million of new fixed rate secured notes (“New Secured Private Notes”) issued under a new indenture (the “Indenture,” and together with the Amended and Restated Credit Agreement, the “New Debt Agreements”). We also paid a restructuring fee of $14 million, or 2% of the principal balance of the New Secured Loans and New Secured Private Notes, to the holders of such debt. In addition, in connection with the refinancing of our outstanding loans, the lenders waived all existing defaults under the original credit facility.

Unsecured Private Debt – On June 28, 2010, we completed an exchange transaction with the noteholders of $411 million of our unsecured private notes, which included a waiver of all existing defaults under the notes, for (i) an aggregate cash payment of $339 million, (ii) $72 million of New Secured Private Notes, and (iii) a restructuring fee of $1 million representing 2% of the principal balance of the New Secured Private Notes.

Unsecured Public Debt – On June 28, 2010, we completed an exchange transaction with the noteholders of $539 million of our unsecured public notes for (i) an aggregate cash payment of $11 million, (ii) $4 million of new call-protected floating rate secured notes (“New Floating Rate Public Secured Notes”) and $524 million of new call-protected fixed rate secured notes (“New Fixed Rate Public Secured Notes,” and collectively with the New Floating Rate Public Secured Notes, the “New Secured Public Notes”) issued under the Indenture, and (iii) a restructuring fee of $11 million representing 2% of the principal balance of the New Secured Public Notes.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

The remaining $11 million of the original $550 million of unsecured public notes were amended on June 28, 2010 pursuant to a Second Supplemental Indenture to the indenture for the notes to remove substantially all material affirmative and negative covenants, other than the covenant to pay principal and interest on such notes, and to remove certain events of default. All other terms of such notes remain unchanged. In connection with the exchange transaction and amendment of our remaining unsecured public notes, the noteholders waived all existing defaults under the notes.

The exchange transactions discussed above are accounted for as a modification of debt in accordance with ASC 470-50, Modifications and Extinguishments. Accordingly, the aggregate restructuring fees of $26 million paid at closing to the lenders and noteholders were capitalized and will be amortized into interest expense over the life of the notes and loans using the effective interest method, while restructuring fees paid to other third parties will be expensed immediately. As a result, we expect to recognize an estimated $15 - $20 million loss in the second quarter of 2010 consisting of both restructuring fees paid to third parties and the write-off of a portion of the existing unamortized deferred financing costs attributable to the unsecured debt that was repaid in cash.

Maturity Date and Optional Redemption – The New Secured Loans, New Secured Private Notes and New Secured Public Notes (collectively, the “New Secured Debt”) have a final maturity date of December 31, 2013, unless earlier repaid. The New Secured Loans and New Secured Private Notes may be repaid prior to maturity at our option in whole or in part from time to time at a price equal to 100% of the principal amount repaid, plus accrued and unpaid interest to the payment date.

Prior to August 1, 2012, the New Secured Public Notes may be redeemed at our option in whole or in part from time to time (so long as the New Secured Loans and New Secured Private Notes are no longer outstanding) at a price equal to accrued and unpaid interest on the principal amount being redeemed plus the greater of (i) 100% of the principal amount being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the principal amount being redeemed discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Indenture for the New Secured Public Notes), plus 30 basis points. Notwithstanding the foregoing, prior to August 1, 2012, the New Secured Public Notes may also be redeemed at our option in whole or in part from time to time at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to the date of redemption, but without payment of any premium, with Realized Proceeds (as defined in the New Debt Agreements) so long as there are no New Secured Loans and New Secured Private Notes outstanding.

Scheduled Amortization – The following tables set forth the aggregate scheduled amortization (“Aggregate Scheduled Amortization Amounts”) on the New Secured Loans and the New Secured Private Notes. The New Secured Public Notes are not subject to amortization or other mandatory redemptions. Under the terms of the New Debt Agreements, we may defer payment of up to $200 million of the Aggregate Scheduled Amortization Amounts prior to June 30, 2013, which payment deferral is reflected in the table below.

Date	Aggregate Scheduled Amortization Amounts
December 31, 2011	$—
June 30, 2012	$—
December 31, 2012	$120
June 30, 2013	$500
Final Maturity	Outstanding Balance

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

The New Secured Loans and New Secured Private Notes are subject to mandatory redemptions including (i) 100% of the net cash flow proceeds of certain debt incurred, (ii) 50% of the net cash flow proceeds of any capital stock issued after the June 28, 2012, (iii) an applicable prepayment percentage of any Realized Proceeds, and (iv) an applicable prepayment percentage of Excess Cash Flow (as defined in the New Debt Agreements). However, we are entitled to retain the first $580 million that would otherwise be payable from any cash flow proceeds from debt incurred, capital stock issued, Realized Proceeds or Excess Cash Flow for new investments or other general corporate purposes. The applicable prepayment percentage is 50% if the aggregate outstanding principal amount of the New Secured Debt is greater than or equal to $950 million and 25% if it is less than $950 million. Any above mandatory redemptions will be applied to the payment of the Aggregate Scheduled Amortization Amounts in direct order of maturity.

Interest – The New Secured Loans and New Floating Rate Secured Public Notes bear interest at a rate per annum of equal to one, two, three or six-month LIBOR, subject to a LIBOR floor of 2% per annum, plus the Applicable Percentage, as defined below, in effect at such time. The New Secured Private Notes and New Fixed Rate Secured Public Notes bear interest at 2.46% per annum, plus the Applicable Percentage in effect at the time. The applicable percentage (“Applicable Percentage”) is 6.50% when the aggregate outstanding amount of the New Secured Debt is greater than or equal to $1 billion and 5.50% when the aggregate outstanding amount is less than $1 billion.

In addition, the Applicable Percentage for the New Secured Debt will increase by an additional 0.50% per annum if we fail to pay any of the minimum amortization amounts (“Aggregate Penalty Amortization Amounts”) on the New Secured Loans and New Secured Private Notes set forth in the table below when due (on a cumulative basis for each failure, if applicable), for each succeeding day until any unpaid Aggregate Penalty Amortization Amounts have been paid.

Date	Aggregate Penalty Amortization Amounts
December 31, 2011	$ 70
June 30, 2012	$100
December 31, 2012	$300
June 30, 2013	$350
Final Maturity	Outstanding Balance

Fees – We are required to pay an extension fee in an amount equal to 1% of the aggregate principal amount of the New Secured Debt outstanding on each of December 30, 2011 and December 31, 2012, payable on such date.

Security and Ranking – The New Secured Debt is a senior obligation of the company and is secured by a first priority lien (subject to certain permitted liens) on substantially all of our existing and hereafter acquired unencumbered assets.

Covenants – The financial covenants under the New Debt Agreements include (i) maintenance of a minimum ratio of adjusted operating cash flow to interest expense and (ii) a minimum ratio of pledged assets to secured debt, tested on a quarterly basis. Additional covenants include (i) restrictions on the incurrence of certain additional debt, (ii) restrictions on acquisitions and investments, and (iii) restrictions on the payments of dividends and other distributions. However, we are permitted under the New Debt Agreements to pay dividends to the extent necessary in order to maintain our RIC status provided that such dividends are paid in additional shares of our common stock to the extent allowed by IRS Revenue Procedure 2010-12. There are no limitations

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

in the New Debt Agreements on our payment of cash dividends provided that (i) we maintain an asset coverage ratio of at least 200% as required by the 1940 Act, (ii) we are in pro forma compliance with all financial covenants under the New Debt Agreements, (iii) there are no defaults outstanding under the New Debt Agreements, and (iv) the aggregate principal amount of the New Secured Debt outstanding is less than or equal to $1.4 billion.

Interest Rate Swap Agreements – As of December 31, 2009, the counterparties under certain of our interest rate swap and foreign exchange agreements could declare an early termination event primarily due to the then outstanding defaults under our primary unsecured debt arrangements which triggered certain cross-default and cross-acceleration events of default under certain of our interest rate swap and foreign exchange agreements. As a result, the counterparties had the right to terminate these hedging agreements, which had a fair value of $36 million and a termination liability of $45 million as of December 31, 2009. As discussed above, on June 28, 2010, we completed a refinancing of all of our primary unsecured arrangements and obtained a waiver from our respective creditors of such defaults. As of June 30, 2010, we were not in default under any of our interest rate swap or foreign exchange agreements. In addition, in connection with our refinancing transaction, we granted to the counterparties under these interest rate swap and foreign exchange agreements a first priority lien (subject to certain permitted liens) on substantially all of our existing and hereafter acquired unencumbered assets pari passu with the New Secured Debt, so long as the New Secured Debt is outstanding.

Stock Issuance

At a special meeting of stockholders on February 12, 2010, our stockholders approved a proposal authorizing us to sell shares of our common stock in one or more offerings below the NAV per share, subject to certain limitations, including the prior approval of our Board of Directors. Our prior authorization to issue a certain number of shares of our common stock at a price below NAV per share expired on February 19, 2010. The authorization approved at the special meeting commenced on February 19, 2010 and expires on February 12, 2011. The number of shares of common stock that may be issued below NAV per share is limited to a maximum of 58,324,930 shares, which was 20% of the number of shares outstanding as of the record date for this year’s special meeting, subject to adjustment for shares issued following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations.

In April 2010, we completed a registered direct offering of 58,300,000 shares of our common stock to a group of institutional investors at a price of $5.06 per share, which was below our NAV per share. Upon completion of the offering, we received gross proceeds of approximately $295 million.

AMERICAN CAPITAL, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions, except per share data)

Note 20. Selected Quarterly Data (Unaudited)

The following tables present our quarterly financial information for the fiscal years ended December 31, 2009 and 2008:

	Three Months Ended				Year Ended December 31, 2009
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total operating income	$195	$140	$193	$169	$697
Net operating income (“NOI”)	$64	$20	$32	$19	$135
Net (decrease) increase in net assets resulting from operations	$(547)	$(547)	$77	$107	$(910)
NOI per basic common share	$0.31	$0.09	$0.12	$0.07	$0.56
NOI per diluted common share	$0.31	$0.09	$0.11	$0.07	$0.56
Net (loss) earnings per basic common share	$(2.65)	$(2.52)	$0.30	$0.38	$(3.77)
Net (loss) earnings per diluted common share	$(2.65)	$(2.52)	$0.27	$0.38	$(3.77)
Weighted average basic shares outstanding	206.6	217.0	256.5	283.2	241.1
Weighted average diluted shares outstanding	206.6	217.0	284.3	284.3	241.1

	Three Months Ended				Year Ended December 31, 2008
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total operating income	$292	$263	$278	$218	$1,051
Net operating income	$151	$145	$153	$44	$493
Net decrease in net assets resulting from operations	$(813)	$(70)	$(548)	$(1,684)	$(3,115)
NOI per basic common share	$0.77	$0.71	$0.74	$0.21	$2.42
NOI per diluted common share	$0.77	$0.71	$0.74	$0.21	$2.42
Net loss per basic common share	$(4.16)	$(0.34)	$(2.63)	$(8.13)	$(15.29)
Net loss per diluted common share	$(4.16)	$(0.34)	$(2.63)	$(8.13)	$(15.29)
Weighted average basic shares outstanding	195.2	204.4	208.1	207.1	203.7
Weighted average diluted shares outstanding	195.2	204.4	208.1	207.1	203.7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of American Capital, Ltd.

We have audited the consolidated financial balance sheets of American Capital, Ltd., including the consolidated schedule of investments, as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2009, and the consolidated financial highlights for each of the five years in the period ended December 31, 2009, and have issued our report thereon dated March 1, 2010 (included elsewhere in the prospectus). Our audits also included the schedule 12-14. The schedule 12-14 is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the schedule 12-14 referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein. The schedule 12-14 does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainty regarding the Company’s ability to continue as a going concern.

/s/ Ernst & Young LLP

McLean, Virginia
March 1, 2010

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
CONTROL INVESTMENTS
ACAS Equity Holdings Corp.	Common Stock	$0.2	$—	$4.3	$0.4	$3.3	$1.4
ACAS Real Estate Holdings Corporation	Subordinated Debt	—	—	—	3.9	—	3.9
	Common Stock	—	—	—	6.1	5.5	0.6

		—	—	—	10.0	5.5	4.5
ACAS Wachovia Investments, L.P.	Partnership Interests	1.0	—	1.4	11.3	10.7	2.0
American Capital Agency Corp.(10)	Common Stock	11.8	—	101.5	—	101.5	—
American Capital, LLC	Senior Debt	0.7	—	10.6	0.4	3.5	7.5
	Common Membership Interest	4.3	—	164.7	26.5	149.6	41.6

		5.0	—	175.3	26.9	153.1	49.1
American Driveline Systems, Inc.	Subordinated Debt	6.0	—	41.7	0.6	—	42.3
	Redeemable Preferred Stock	3.7	—	44.1	3.7	—	47.8
	Common Stock	—	—	2.7	—	1.3	1.4
	Common Stock Warrants	—	—	4.2	—	2.0	2.2

		9.7	—	92.7	4.3	3.3	93.7
Aptara, Inc.(6)	Senior Debt	0.2	—	—	3.0	—	3.0
	Subordinated Debt	4.7	—	—	60.0	—	60.0
	Redeeemable Preferred Stock	—	—	—	21.0	—	21.0
	Convertible Preferred Stock	—	—	—	—	—	—
	Preferred Stock Warrants	—	—	—	—	—	—

		4.9	—	—	84.0	—	84.0
Auxi Health, Inc.	Subordinated Debt	—	—	1.1	—	1.1	—
Barton-Cotton Holding Corporation	Subordinated Debt	—	—	—	—	—	—
	Redeemable Preferred Stock	—	—	—	—	—	—
	Convertible Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—
	Common Stock Warrants	—	—	—	—	—	—
	Guarantees	—	—	(10.0)	10.0	—	—

		—	—	(10.0)	10.0	—	—
Capital.com, Inc.	Common Stock	—	—	0.4	—	0.4	—

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
CIBT Travel Solutions, Inc	Senior Debt	4.9	—	74.8	0.8	25.7	49.9
	Subordinated Debt	8.2	—	43.1	11.5	—	54.6
	Redeemable Preferred Stock	2.7	—	—	17.7	—	17.7
	Convertible Preferred Stock	—	—	35.2	—	21.0	14.2
	Common Stock	—	—	—	—	—	—

		15.8	—	153.1	30.0	46.7	136.4
CMX Inc.(7)	Senior Debt	1.1	—	—	67.6	51.5	16.1
Consolidated Bedding, Inc	Senior Debt	0.6	—	33.2	1.9	35.1	—
	Subordinated Debt	—	—	—	13.7	13.7	—

		0.6	—	33.2	15.6	48.8	—
Contour Semiconductor, Inc.	Convertible Preferred Stock	—	—	10.6	9.0	—	19.6
Core Business Credit, LLC	Subordinated Debt	—	—	19.3	—	19.3	—
	Convertible Preferred Stock	—	—	16.1	—	16.1	—
	Common Stock	—	—	3.3	0.6	3.9	—

		—	—	38.7	0.6	39.3	—
Core Financial Holdings, LLC	Subordinated Debt	5.4	—	—	37.5	—	37.5
	Common Stock	—	—	—	54.4	30.7	23.7

		5.4	—	—	91.9	30.7	61.2
Creditcards.com, Inc.(6)	Senior Debt	—	—	—	79.9	—	79.9
	Subordinated Debt	—	—	—	15.5	—	15.5
	Redeemable Preferred Stock	—	—	—	11.8	—	11.8
	Common Stock	—	—	—	—	—	—

		—	—	—	107.2	—	107.2
ECA Acquisition Holdings, Inc	Subordinated Debt	2.2	—	13.0	0.5	—	13.5
	Common Stock	—	—	5.1	7.7	—	12.8

		2.2	—	18.1	8.2	—	26.3

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
eLynx Holdings, Inc.	Senior Debt	0.9	—	9.6	0.9	0.8	9.7
	Subordinated Debt	0.5	—	1.4	6.9	—	8.3
	Redeemable Preferred Stock	—	—	—	—	—	—
	Convertible Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—
	Common Stock Warrants	—	—	—	—	—	—

		1.4	—	11.0	7.8	0.8	18.0
Endeavor Fund I, LP	Partnership Interest	6.4	—	20.9	6.2	10.1	17.0
ETG Holdings, Inc.	Senior Debt	—	—	2.6	0.8	3.4	—
	Subordinated Debt	—	—	—	—	—	—
	Convertible Preferred Stock	—	—	—	—	—	—

		—	—	2.6	0.8	3.4	—
European Capital Limited	Subordinated Debt	10.0	—	363.6	125.0	462.8	25.8
	Ordinary Shares	—	—	116.9	345.5	219.3	243.1

		10.0	—	480.5	470.5	682.1	268.9
European Touch, LTD. II	Senior Debt	—	—	—	0.4	—	0.4
	Subordinated Debt	(0.3)	—	5.3	—	3.5	1.8
	Redeemable Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—
	Common Stock Warrants	—	—	—	—	—	—

		(0.3)	—	5.3	0.4	3.5	2.2
EXPL Pipeline Holdings LLC	Senior Debt	3.6	—	42.3	2.9	1.3	43.9
	Common Membership Units	—	—	12.0	0.1	—	12.1

		3.6	—	54.3	3.0	1.3	56.0
Formed Fiber Technologies, Inc.(7)	Subordinated Debt	—	—	—	9.4	9.4	—
	Common Stock	—	—	—	8.1	7.6	0.5
	Common Stock Warrants	—	—	—	0.1	0.1	—

		—	—	—	17.6	17.1	0.5
Fosbel Global Services (LUXCO) S.C.A	Subordinated Debt	3.4	0.6	35.3	4.0	10.1	29.2
	Redeemable Preferred Stock	—	—	—	—	—	—
	Convertible Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—

		3.4	0.6	35.3	4.0	10.1	29.2

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
Fountainhead Estate Holding Corp.	Senior Debt	0.9	—	24.5	—	3.5	21.0
	Redeemable Preferred Stock	4.0	—	11.6	3.9	—	15.5
	Convertible Preferred Stock	—	—	2.6	14.3	—	16.9

		4.9	—	38.7	18.2	3.5	53.4
FreeConferenceroom.com, Inc.	Senior Debt	1.0	—	14.9	0.1	3.1	11.9
	Subordinated Debt	1.6	—	10.1	0.3	—	10.4
	Redeemable Preferred Stock	—	—	4.5	—	0.5	4.0
	Common Stock	—	—	—	—	—	—

		2.6	—	29.5	0.4	3.6	26.3
Future Food, Inc.	Senior Debt	1.0	—	17.3	—	3.8	13.5
	Subordinated Debt	—	—	3.8	—	3.8	—
	Common Stock	—	—	—	—	—	—
	Common Stock Warrants	—	—	—	—	—	—

		1.0	—	21.1	—	7.6	13.5
FutureLogic, Inc.	Senior Debt	3.7	—	48.2	40.3	48.5	40.0
	Subordinated Debt	2.6	0.3	32.6	40.5	33.7	39.4
	Redeemable Preferred Stock	—	—	—	0.6	0.6	—
	Common Stock	—	—	3.7	—	3.7	—

		6.3	0.3	84.5	81.4	86.5	79.4
FV Holdings Corporation	Subordinated Debt	3.4	—	23.1	0.6	—	23.7
	Convertible Preferred Stock	—	—	23.8	—	2.9	20.9
	Common Stock	—	—	10.2	—	1.3	8.9

		3.4	—	57.1	0.6	4.2	53.5
Group Montana, Inc.	Senior Debt	1.8	0.1	18.2	3.7	2.3	19.6
	Subordinated Debt	—	—	—	0.1	0.1	—
	Convertible Preferred Stock	—	—	—	—	—	—
	Common Membership Interest	—	—	—	—	—	—

		1.8	0.1	18.2	3.8	2.4	19.6
Halex Holdings Corp.	Senior Debt	—	—	9.9	12.8	15.9	6.8
	Subordinated Debt	—	—	—	—	—	—
	Redeemable Preferred Stock	—	—	—	0.3	0.3	—

		—	—	9.9	13.1	16.2	6.8

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
Hartstrings Holdings Corp.	Senior Debt	0.1	0.1	14.2	1.6	9.2	6.6
	Convertible Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—

		0.1	0.1	14.2	1.6	9.2	6.6
Imperial Supplies Holdings, Inc.	Subordinated Debt	2.8	—	21.9	0.7	22.6	—
	Redeemable Preferred Stock	1.4	—	21.6	1.4	23.0	—
	Convertible Preferred Stock	—	—	8.1	12.5	20.6	—
	Common Stock	—	—	—	—	—	—

		4.2	—	51.6	14.6	66.2	—
Kingway Inca Clymer Holdings, Inc.	Subordinated Debt	—	—	—	1.1	—	1.1
	Redeemable Preferred Stock	—	—	0.7	—	0.7	—

		—	—	0.7	1.1	0.7	1.1
Lifoam Holdings, Inc.	Senior Debt	1.9	—	22.2	9.8	12.9	19.1
	Subordinated Debt	5.4	—	20.5	19.3	—	39.8
	Redeemable Preferred Stock	—	—	—	7.4	—	7.4
	Convertible Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—
	Common Stock Warrants	—	—	—	—	—	—

		7.3	—	42.7	36.5	12.9	66.3
LLSC Holdings Corporation	Senior Debt	0.3	—	5.5	—	1.0	4.5
	Subordinated Debt	0.7	—	5.5	—	—	5.5
	Convertible Preferred Stock	—	—	4.7	0.1	—	4.8

		1.0	—	15.7	0.1	1.0	14.8
LVI Holdings, LLC	Senior Debt	0.2	—	2.3	0.7	0.3	2.7
	Subordinated Debt	(0.9)	—	11.4	(0.4)	—	11.0

		(0.7)	—	13.7	0.3	0.3	13.7
Montgomery Lane, LLC (DE LLC)	Common Membership Units	—	—	6.8	—	1.9	4.9
Montgomery Lane, LTD (Cayman)	Common Membership Units	—	—	0.8	—	0.3	0.5

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
MW Acquisition Corporation	Subordinated Debt	4.9	—	25.0	0.5	—	25.5
	Redeemable Preferred Stock	0.1	—	—	1.0	—	1.0
	Convertible Preferred Stock	—	—	13.9	—	5.4	8.5
	Common Stock	—	—	0.1	—	0.1	—

		5.0	—	39.0	1.5	5.5	35.0
NECCO Holdings, Inc.	Senior Debt	0.6	—	4.1	0.3	—	4.4
	Common Stock	—	—	0.1	—	0.1	—

		0.6	—	4.2	0.3	0.1	4.4
NECCO Realty Investments, LLC	Senior Debt	5.4	—	37.7	2.3	—	40.0
	Common Membership Units	—	—	9.8	—	1.8	8.0

		5.4	—	47.5	2.3	1.8	48.0
Oceana Media Finance, LLC	Common Membership Units	—	—	11.4	3.2	14.6	—
Paradigm Precision Holdings, LLC	Senior Debt	0.2	—	19.1	2.8	21.9	—
	Subordinated Debt	6.0	—	92.8	18.0	53.0	57.8
	Common Membership Units	—	—	6.1	—	6.1	—

		6.2	—	118.0	20.8	81.0	57.8
PHC Sharp Holdings, Inc.	Senior Debt	1.0	—	16.0	1.9	5.4	12.5
	Subordinated Debt	(0.8)	—	8.8	—	8.8	—
	Common Stock	—	—	—	—	—	—

		0.2	—	24.8	1.9	14.2	12.5
PHI Acquisitions, Inc.	Senior Debt	1.0	—	10.0	0.3	—	10.3
	Subordinated Debt	3.7	0.1	23.6	1.1	0.1	24.6
	Redeemable Preferred Stock	15.9	—	19.2	33.0	—	52.2
	Common Stock	—	—	—	3.0	—	3.0
	Common Stock Warrants	—	—	—	8.6	—	8.6

		20.6	0.1	52.8	46.0	0.1	98.7
Piper Aircraft, Inc.	Subordinated Debt	—	—	0.7	0.5	1.2	—
	Common Stock	—	—	22.6	—	22.6	—

		—	—	23.3	0.5	23.8	—
Resort Funding Holdings, Inc.	Senior Debt	0.9	—	10.6	1.3	4.2	7.7
	Common Stock	0.1	—	1.2	—	1.2	—

		1.0	—	11.8	1.3	5.4	7.7

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
Sixnet, LLC	Senior Debt	3.6	—	34.4	2.9	1.1	36.2
	Membership Units	—	—	7.2	1.2	5.8	2.6

		3.6	—	41.6	4.1	6.9	38.8
SMG Holdings, Inc.	Senior Debt	0.2	—	5.9	—	—	5.9
	Subordinated Debt	15.6	—	119.5	5.3	—	124.8
	Convertible Preferred Stock	2.7	—	102.9	2.7	—	105.6
	Common Stock	—	—	—	—	—	—

		18.5	—	228.3	8.0	—	236.3
Specialty Brands of America, Inc.	Subordinated Debt	5.0	—	34.1	0.7	—	34.8
	Redeeemable Preferred Stock	1.1	—	13.8	1.2	—	15.0
	Common Stock	—	—	4.0	8.1	—	12.1
	Common Stock Warrants	—	—	1.8	3.5	—	5.3

		6.1	—	53.7	13.5	—	67.2
SPL Acquisition Corp.(8)	Senior Debt	—	—	83.9	—	83.9	—
	Subordinated Debt	—	—	49.9	—	49.9	—
	Convertible Preferred Stock	—	—	48.0	—	48.0	—
	Common Stock	—	—	10.4	—	10.4	—

		—	—	192.2	—	192.2	—
Spring Air International, LLC	Common Membership Units	—	—	—	5.7	5.2	0.5
Stravina Holdings, Inc.	Senior Debt	—	—	—	—	—	—
Tymphany Corporation	Senior Debt	—	—	—	—	—	—
UFG Member, LLC	Subordinated Debt	(0.3)	—	46.1	20.5	39.7	26.9
	Redeemable Preferred Stock	—	—	—	17.0	17.0	—
	Convertible Preferred Stock	—	—	—	4.8	4.8	—
	Common Stock	—	—	—	64.7	64.7	—
	Guarantees	—	—	(1.5)	1.5	—	—

		(0.3)	—	44.6	108.5	126.2	26.9
UFG Real Estate Holdings, LLC	Common Membership	—	—	1.4	—	0.5	0.9
Unique Fabricating Incorporated	Senior Debt	(0.1)	—	5.3	1.6	5.0	1.9
	Subordinated Debt	—	—	0.5	6.1	6.6	—
	Redeemable Preferred Stock	—	—	—	6.3	6.3	—
	Common Stock Warrants	—	—	—	—	—	—

		(0.1)	—	5.8	14.0	17.9	1.9

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
Unwired Holdings, Inc.	Senior Debt	(2.5)	—	10.4	0.1	0.8	9.7
	Subordinated Debt	(0.3)	—	0.6	—	0.6	—
	Redeemable Preferred Stock	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—

		(2.8)	—	11.0	0.1	1.4	9.7
VP Acquisition Holdings, Inc.	Subordinated Debt	2.9	—	19.5	0.5	—	20.0
	Common Stock	—	—	45.1	—	7.7	37.4

		2.9	—	64.6	0.5	7.7	57.4
Warner Power, LLC	Subordinated Debt	0.4	—	5.0	—	3.3	1.7
	Redeeemable Preferred Membership Units	(1.7)	—	5.5	(1.7)	3.8	—
	Common Membership Units	—	—	6.0	—	6.0	—

		(1.3)	—	16.5	(1.7)	13.1	1.7
WIS Holding Company, Inc.	Subordinated Debt	16.1	—	103.8	5.4	0.1	109.1
	Convertible Preferred Stock	6.9	—	132.6	6.9	2.3	137.2
	Common Stock	—	—	30.2	—	0.6	29.6

		23.0	—	266.6	12.3	3.0	275.9
WSACS RR Holdings LLC	Common Membership Units	—	—	3.2	0.2	3.4	—
Subtotal Control Investments		$202.7	$1.2	$2,897.8	$1,402.0	$1,964.8	$2,335.0
AFFILIATE INVESTMENTS
Aptara, Inc.(6)	Senior Debt	$0.2	$—	$3.0	$—	$3.0	$—
	Subordinated Debt	6.7	—	47.0	—	47.0	—
	Redeeemable Preferred Stock	—	—	—	—	—	—
	Convertible Preferred Stock	—	—	—	—	—	—
	Preferred Stock Warrants	—	—	—	—	—	—

		6.9	—	50.0	—	50.0	—
American Capital Agency Corp.(10)	Common Stock	7.0	—	—	116.4	50.0	66.4
Coghead, Inc.	Subordinated Debt	—	—	0.1	—	0.1	—
	Convertible Preferred Stock	—	—	0.2	—	0.2	—
	Preferred Stock Warrants	—	—	—	—	—	—

		—	—	0.3	—	0.3	—

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
Comfort Co., Inc.(9)	Senior Debt	0.3	0.1	—	44.3	35.6	8.7
	Common Stock	—	—	—	11.8	11.8	—

		0.3	0.1	—	56.1	47.4	8.7
Creditcards.com, Inc.(6)	Senior Debt	13.3	—	136.1	85.8	221.9	—
	Subordinated Debt	3.7	—	26.6	17.7	44.3	—
	Redeemable Preferred Stock	0.1	—	—	54.7	54.7	—
	Common Stock	—	—	4.2	0.9	5.1	—

		17.1	—	166.9	159.1	326.0	—
Egenera, Inc.	Subordinated Debt	0.7	—	2.4	1.3	1.2	2.5
	Redeemable Preferred Stock	—	—	9.7	—	9.7	—
	Common Stock	—	—	—	—	—	—

		0.7	—	12.1	1.3	10.9	2.5
HALT Medical, Inc.	Convertible Preferred Stock	—	—	8.7	0.9	—	9.6
IEE Holding 1 S.A.	Common Stock	—	—	—	4.5	4.5	—
IS Holdings I, Inc.	Senior Debt	1.3	—	15.6	2.6	—	18.2
	Redeemable Preferred Stock	0.1	—	1.5	0.4	—	1.9
	Common Stock	—	—	4.6	1.8	—	6.4

		1.4	—	21.7	4.8	—	26.5
LTM Enterprises, Inc.(9)	Senior Debt	—	0.6	—	17.0	11.5	5.5
Narus, Inc.	Convertible Preferred Stock	—	—	2.1	4.7	—	6.8
	Preferred Stock Warrants	—	—	—	2.2	—	2.2

		—	—	2.1	6.9	—	9.0
Primrose Holding Corporation	Common Stock	—	—	7.4	—	4.1	3.3
Qualitor Component Holdings, LLC	Subordinated Debt	8.2	—	35.9	3.6	3.5	36.0
	Redeemable Preferred Units	—	—	1.1	—	1.1	—
	Common Units	—	—	—	—	—	—

		8.2	—	37.0	3.6	4.6	36.0
Radar Detection Holdings Corp.	Senior Debt	1.4	—	9.5	1.0	—	10.5
	Redeemable Preferred Stock	—	—	—	1.8	1.8	—
	Common Stock	—	—	0.6	0.4	—	1.0

		1.4	—	10.1	3.2	1.8	11.5

See related notes at the end of this schedule.

Schedule 12-14

AMERICAN CAPITAL, LTD.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES—(Continued)

As of and for the year ended December 31, 2009

(in millions, except share data)

		Amount of Interest or Dividends
Company (1)	Investments	Credited to Income (2)	Other (3)	December 31, 2008 Value	Gross Additions (4)	Gross Reductions (5)	December 31, 2009 Value
Roadrunner Dawes, Inc.	Subordinated Debt	3.6	—	19.2	1.3	—	20.5
	Common Stock	—	—	0.1	0.8	—	0.9

		3.6	—	19.3	2.1	—	21.4
WFS Holding, Inc.	Convertible Preferred Stock	0.2	—	2.8	0.9	—	3.7
Subtotal Affiliate Investments		$46.8	$0.7	$338.4	$376.8	$511.1	$204.1
Total Control and Affiliate Investments		$249.5	$1.9	$3,224.8	$1,778.8	$2,475.9	$2,539.1

(1)	Certain of the securities are issued by affiliate(s) of the listed portfolio company.
(2)	Represents the total amount of interest or dividends credited to income for the portion of the year an investment was included in Control or Affiliate categories, respectively.
(3)	Other includes interest, dividend, or other income which was applied to the principal of the investment and therefore reduced the total investment. These reductions are also included in the Gross Reductions for the investments, as applicable.
(4)	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, paid-in-kind interest or dividends, the amortization of discounts and closing fees and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation as well as allowances for paid-in-kind interest, dividends, discounts and closing fees.
(5)	Gross reductions include decreases in the cost basis of investments resulting from principal repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.
(6)	As of December, 31, 2008, the portfolio company was classified as an Affiliate Investment. As of December, 31 2009, ACAS now has a controlling interest of more than 25% of the portfolio company and is therefore classified as a Control Investment.
(7)	As of December 31, 2008, the portfolio company was classified as a Non-Control Investment. As of December, 31 2009, ACAS now has a controlling interest of more than 25% of the portfolio company and is therefore classified as a Control Investment.
(8)	As of December 31, 2008, the portfolio company was classified as a Control Investment. As of December, 31 2009, ACAS no longer has a controlling interest in the portfolio company and is therefore classified as a Non-Control Investment.
(9)	As of December 31, 2008, the portfolio company was classified as a Non-Control Investment. As of December, 31 2009, ACAS now has a controlling interest of more than 5% but less than 25% of the portfolio company and is therefore classified as a Affiliate Investment.
(10)	As of December 31, 2008, the portfolio company was classified as a Control Investment. As of December, 31 2009, ACAS now has a controlling interest of more than 5% but less than 25% of the portfolio company and is therefore classified as an Affiliate Investment.
**	Information related to the amount of equity in the net profit and loss for the period for the investments listed has not been included in this schedule. This information is not considered to be meaningful due to the complex capital structures of the portfolio companies, with different classes of equity securities outstanding with different preferences in liquidation. These investments are not consolidated, nor are they accounted for under the equity method of accounting.

Part C—Other Information

Item 25. Financial Statements and Exhibits

1. Consolidated Financial Statements:

Included in Parts A and B of the registration statement:

AMERICAN CAPITAL, LTD.

2. Exhibits:

* 2.a. American Capital, Ltd. Third Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 2.a of the Registration Statement on Form N-2 (File No. 333-161421), filed on August 19, 2009.

* 2.b. American Capital, Ltd. Second Amended and Restated Bylaws, as amended, incorporated herein by reference to Exhibit 3.2 of Form 10-Q for the quarter ended June 30, 2008 (File No. 814-00149), filed on August 11, 2008.

* 2.d.1. Instruments defining the rights of holders of securities: See Article IV of our Third Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 2.d.1 of the Registration Statement on Form N-2 (File No. 333-161421), filed on August 19, 2009.

* 2.d.2. Instruments defining the rights of holders of securities: See Section I of our Second Amended and Restated Bylaws, as amended, incorporated herein by reference to Exhibit 3.2 of Form 10-Q for the quarter ended June 30, 2008 (File No. 814-00149), filed on August 11, 2008.

* 2.d.3. Indenture between American Capital, Ltd. and Wilmington Trust Company, as successor trustee, dated as of April 26, 2007, incorporated herein by reference to Exhibit 2.d.3. of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

* 2.d.4. First Supplemental Indenture by and between American Capital, Ltd. and Wilmington Trust Company, as successor trustee, dated as of July 19, 2007, incorporated herein by reference to Exhibit 4.4. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.5. Second Supplemental Indenture between American Capital, Ltd. and Wilmington Trust Company, as Trustee, dated as of June 28, 2010, incorporated herein by reference to Exhibit 4.6. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.6. Indenture between American Capital, Ltd. and Wilmington Trust FSB, as Trustee, dated as of June 28, 2010, incorporated herein by reference to Exhibit 4.7. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.7. Senior Secured Non-Amortizing Call-Protected Adjustable Fixed Rate Dollar Unrestricted Global Note, No. B-1, CUSIP No. 02503YAF0, payable to Cede & Co., in the amount of $500,000,000, incorporated herein by reference to Exhibit 4.8. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.8. Senior Secured Non-Amortizing Call-Protected Adjustable Fixed Rate Dollar Unrestricted Global Note, No. B-2, CUSIP No. 02503YAF0, payable to Cede & Co., in the amount of $24,098,000, incorporated herein by reference to Exhibit 4.9. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.9. Senior Secured Non-Amortizing Call-Protected Floating Rate Dollar Unrestricted Global Note, No. C-1, CUSIP No. 02503YAE3, payable to Cede & Co., in the amount of $4,300,000, incorporated herein by reference to Exhibit 4.10. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.10. Senior Secured Amortizing Adjustable Fixed Rate Dollar Rule 144A Global Note, No. D-1, CUSIP No. 02503YAC7, payable to Cede & Co., in the amount of $500,000,000, incorporated herein by reference to Exhibit 4.11. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.11. Senior Secured Amortizing Adjustable Fixed Rate Dollar Rule 144A Global Note, No. D-2, CUSIP No. 02503YAC7, payable to Cede & Co., in the amount of $2,431,467, incorporated herein by reference to Exhibit 4.12. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.12. Series 6.85% Senior Notes Due 2012, No. 1, CUSIP No. 024937AA2, payable to Cede & Co., in the amount of $500,000,000, incorporated herein by reference to Exhibit 4.13. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.13. Series 6.85% Senior Notes Due 2012, No. 2, CUSIP No. 024937AA2, payable to Cede & Co., in the amount of $50,000,000, incorporated herein by reference to Exhibit 4.14. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.d.14. Statement of Eligibility of Trustee on Form T-1, incorporated herein by reference to Exhibit 25 of the Registration Statement on Form N-2 (File No. 333-142398), filed April 26, 2007.

* 2.e. Third Amended and Restated Dividend Reinvestment Plan, incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-123340), filed on March 30, 2007.

* 2.h.1. Form of Underwriting Agreement, incorporated herein by reference to Exhibit 2.h.1. of the Registration Statement on Form N-2 (File No. 333-150270), filed on August 18, 2009.

* 2.h.2. Form of Underwriting Agreement for Debt Securities, incorporated herein by reference to Exhibit 2.h.2. of the Registration Statement on Form N-2 (File No. 333-150270), filed on August 18, 2009.

* 2.i.1. Amended and Restated American Capital, Ltd. Stock Ownership Plan, effective as of January 1, 2009; Amended and Restated American Capital, Ltd. 401(k) Plan, effective as of January 1, 2009, incorporated herein by reference to Exhibit 10.34 of the Form 10-K for the year ended December 31, 2009 (File No. 814-00149), filed on March 1, 2010.

* 2.i.2. Form of American Capital Strategies, Ltd. 1997 Stock Option Plan, incorporated herein by reference to Exhibit 2.i.2 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-29943), filed on August 12, 1997, as further amended by Amendment No. 1 incorporated herein by reference to Attachment II to the Definitive Proxy Statement for the 1998 Annual Meeting (File No. 814-00149), filed on April 15, 1998.

* 2.i.3. Form of American Capital Strategies, Ltd. 1997 Disinterested Director Stock Option Plan, incorporated herein by reference to Attachment I to the Definitive Proxy Statement for 1998 Annual Meeting (File No. 814-00149), filed April 15, 1998.

* 2.i.4. Form of American Capital Strategies, Ltd., 2000 Employee Stock Option Plan, incorporated herein by reference to Appendix II to the Definitive Proxy Statement for the 2000 Annual Meeting filed on April 5, 2000, as amended by Amendment No. 1 incorporated herein by reference to Exhibit II to the Definitive Proxy Statement for the 2001 Annual Meeting (File No. 814-00149), filed on April 3, 2001.

* 2.i.5. Form of American Capital Strategies, Ltd., 2000 Disinterested Director Stock Option Plan, incorporated by reference to Appendix III to the Definitive Proxy Statement for the 2000 Annual Meeting (File No. 814-00149), filed on April 5, 2000.

* 2.i.6. Form of American Capital Strategies, Ltd. 2002 Employee Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2002 Annual Meeting (File No. 814-00149), filed on April 12, 2002.

* 2.i.7. Form of American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, incorporated by reference to Exhibit I to the Definitive Proxy Statement for the 2003 Annual Meeting (File No. 814-00149), filed on April 10, 2003.

* 2.i.8 Form of American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, incorporated by reference herein to exhibit to the Definitive Proxy Statement for the 2004 Annual Meeting (File No. 814-00149), filed March 26, 2004.

* 2.i.9. Form of American Capital Strategies, Ltd. 2005 Employee Stock Option Plan, incorporated by reference to Exhibit III to the Definitive Proxy Statement for the 2004 Annual Meeting (File No. 814-00149) filed on April 26, 2005.

* 2.i.10. Form of American Capital Strategies, Ltd. 2006 Employee Stock Option Plan, incorporated by reference to Exhibit I to the Definitive Proxy Statement for the 2006 Annual Meeting (File No. 814-00149) filed on April 11, 2006.

* 2.i.11. Form of Amended and Restated American Capital Performance Incentive Plan, incorporated by reference to Exhibit 10.31 of Form 10-K for the year ended December 31, 2009.

* 2.i.12. Form of Acceptance and Election Agreement for Amended and Restated American Capital Incentive Bonus Plan, incorporated by reference herein to Exhibit 2.i.12 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-133571), filed June 26, 2006.

* 2.i.13. Form of American Capital Strategies, Ltd. 2007 Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2007 Annual Meeting (File No. 814-00149), filed March 27, 2007.

* 2.i.14. Form of American Capital Strategies, Ltd. 2008 Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2008 Annual Meeting (File No. 814-00149), filed April 4, 2008.

* 2.i.15. Form of American Capital, Ltd. 2009 Stock Option Plan, incorporated herein by reference to Exhibit II to the Definitive Proxy Statement for the 2009 Annual Meeting (File No. 814-00149), filed April 30, 2009.

2.j.1. Custodian Agreement between American Capital, Ltd. and Wells Fargo Bank, National Association, as custodian dated as of June 28, 2010.

2.j.2. Second Amended and Restated Custodian Agreement between American Capital, Ltd. (f/k/a American Capital Strategies, Ltd.) and Wells Fargo Bank, National Association, dated as of June 28, 2010.

* 2.k.3. Amended and Restated Trust Agreement by and among ACAS Business Loan LLC, 2006-1, as the Trust Depositor, M&T Trust Company of Delaware, as the Owner Trustee, Certificate Registrar, and Paying Agent, and American Capital Strategies, Ltd., as the Servicer, dated July 28, 2006, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2006 (File No. 814-00149), filed November 9, 2006.

* 2.k.4. Purchase and Sale Agreement, dated October 1, 2006, between American Capital Strategies, Ltd. and American Capital Equity I, LLC, incorporated herein by reference to Exhibit 1.0 of Form 8-K, dated October 5, 2006.

* 2.k.5. ACAS Transfer Agreement between American Capital Strategies, Ltd., as the Originator, and ACAS Business Loan LLC, 2006-1, as the Trust Depositor, dated July 28, 2006, incorporated herein by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2006 (File No. 814-00149), filed November 9, 2006.

* 2.k.6. Transfer and Servicing Agreement by and among ACAS Business Loan Trust 2006-1, as the Issuer, ACAS Business Loan LLC, 2006-1, as the Trust Depositor, American Capital Strategies, Ltd., as the Originator and Servicer, and Wells Fargo Bank, National Association, as the Indenture Trustee and the Backup Servicer, dated July 28, 2006, incorporated herein by reference to Exhibit 10.4 of Form 10-Q for the quarter ended September 30, 2006 (File No. 814-00149), filed November 9, 2006.

* 2.k.7. Indenture, by and between ACAS Business Loan Trust 2006-1, as the Issuer, and Wells Fargo Bank, National Association, as the Indenture Trustee, dated July 28, 2006, incorporated herein by reference to Exhibit 4.5 of Form 10-Q filed on November 9, 2006.

* 2.k.8. Fourth Amended and Restated Intercreditor and Lockbox Administration Agreement among American Capital Strategies, Ltd., Wells Fargo Bank, National Association, Wachovia Capital Markets, LLC, Branch Banking and Trust Company, and Harris Nesbitt Corp., dated as of August 10, 2004, incorporated herein by reference to Exhibit 10.7 of Form 10-Q for the quarter ended September 30, 2004 (File No. 814-00149) filed November 9, 2004.

* 2.k.9. ACAS Transfer Agreement between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2004-1, dated as of December 2, 2004, incorporated herein by reference to Exhibit 10.3 of Form 8-K dated December 8, 2004.

* 2.k.10. Transfer and Servicing Agreement among ACAS Business Loan Trust 2004-1, ACAS Business Loan LLC, 2004-1, Wells Fargo Bank, National Association, and American Capital Strategies, Ltd. dated as of December 2, 2004, incorporated herein by reference to Exhibit 10.2 of Form 8-K dated December 8, 2004, as amended by Amendment No. 1 to Transfer and Servicing Agreement, by and among ACAS Business Loan Trust 2004-1, ACAS Business Loan LLC, 2004-1, American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of September 22, 2005, incorporated by reference herein to Exhibit 10.18 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 29, 2005.

* 2.k.11. Indenture, between Wells Fargo Bank, National Association, as Indenture Trustee and ACAS Business Loan Trust 2004-1, as the Issuer, dated as of December 2, 2004, incorporated herein by reference to Exhibit 4.1 of Form 8-K dated December 8, 2004.

* 2.k.12. Amended And Restated Trust Agreement, by and among ACAS Business Loan LLC, 2005-1, Wachovia Bank of Delaware, National Association, and American Capital Strategies, Ltd., dated as of October 4, 2005, incorporated herein by reference to Exhibit 10.23 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.13. ACAS Transfer Agreement, between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2005-1, dated as of October 4, 2005, incorporated herein by reference to Exhibit 10.27 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.14. Transfer And Servicing Agreement, by and among ACAS Business Loan Trust 2005-1, ACAS Business Loan LLC, 2005-1, American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of October 4, 2005, incorporated herein by reference to Exhibit 10.28 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.15. Purchase Agreement, by and among American Capital Strategies, Ltd., ACAS Business Loan LLC, 2005-1, ACAS Business Loan Trust 2005-1, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Banc of America Securities LLC, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Harris Nesbitt Corp., and HVB Capital Markets, Inc., dated September 29, 2005, incorporated herein by reference to Exhibit 10.29 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.16. Class A-2A Note Purchase Agreement by and among ACAS Business Loan Trust 2005-1, Wells Fargo Bank, National Association, Centauri Corporation and Wachovia Bank, National Association, dated October 4, 2005, incorporated herein by reference to Exhibit 10.30 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.17. Class A-2A Note Purchase Agreement by and among ACAS Business Loan Trust 2005-1, Wells Fargo Bank, National Association, Five Finance Corporation and Wachovia Bank, National Association, dated October 4, 2005, incorporated herein by reference to Exhibit 10.31 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.18. Class A-2A Note Purchase Agreement by and among ACAS Business Loan Trust 2005-1, Wells Fargo Bank, National Association, Dorado Corporation and Wachovia Bank, National Association, dated October 4, 2005, incorporated herein by reference to Exhibit 10.32 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.19. Indenture, by and between ACAS Business Loan Trust 2005-1, as the Issuer, and Wells Fargo Bank, National Association, as the Indenture Trustee, dated as of October 4, 2005, incorporated herein by reference to Exhibit 4.8 of Form 10-Q for the quarter ended June 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.20. Purchase Agreement, by and among American Capital Strategies, Ltd., ACAS Business Loan LLC, 2004-1, ACAS Business Loan Trust 2004-1, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Harris Nesbitt Corp. and BB&T Capital Markets, a division of Scott & Stringfellow, dated as of November 22, 2004, incorporated herein by reference to Exhibit 10.1 of Form 8-K dated December 8, 2004.

* 2.k.21. Amended and Restated Employment Agreement between American Capital, Ltd. and Malon Wilkus, entered into and effective as of March 27, 2009, incorporated herein by reference to Exhibit 10.12 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.22. Amended and Restated Employment Agreement between American Capital, Ltd. and John Erickson, entered into and effective as of March 27, 2009, incorporated herein by reference to Exhibit 10.7 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.23. Amended and Restated Employment Agreement between American Capital, Ltd. and Ira Wagner, executed as of December 23, 2008, incorporated herein by reference to Exhibit 10.11 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.24. Amended and Restated Employment Agreement between American Capital, Ltd. and Roland Cline, entered into and effective as of March 27, 2009 executed, incorporated herein by reference to Exhibit 10.6 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.25. Amended and Restated Employment Agreement between American Capital, Ltd. and Gordon O’Brien, entered into and effective as of March 27, 2009, incorporated herein by reference to Exhibit 10.10 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.26. Amended and Restated Employment Agreement between American Capital, Ltd. and Darin Winn, entered into and effective as of March 27, 2009, incorporated herein by reference to Exhibit 10.13 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.27. Amended and Restated Employment Agreement between American Capital, Ltd. and Samuel A. Flax, entered into and effective as of March 27, 2009 executed, incorporated herein by reference to Exhibit 10.8 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.28. Amended and Restated Employment Agreement between American Capital, Ltd. and Brian Graff, entered into and effective as of March 27, 2009, incorporated herein by reference to Exhibit 10.9 of Form 10-Q for the quarter ended March 31, 2009 (File No. 814-00149), filed May 11, 2009.

* 2.k.29. Form of Indemnification Agreement entered into as of October 22, 2009 by and between American Capital, Ltd. and each of Malon Wilkus, Philip Harper, John Koskinen, Mary Baskin, Alvin Puryear, Kenneth Peterson, Jr., Stan Lundine, and Neil Hahl, incorporated herein by reference to Exhibit 10.1 of Form 8-K dated October 28, 2009.

* 2.k.30. Indenture, by and between ACAS Business Loan Trust 2007-1, as the Issuer, and Wells Fargo Bank, National Association, as the Indenture Trustee, dated April 24, 2007, incorporated herein by reference to Exhibit 4.5 of Form 10-Q for the quarter ended June 30, 2007 (File No. 814000149), filed on August 9, 2007.

* 2.k.31. Amended And Restated Trust Agreement, by and among ACAS Business Loan LLC, 2007-1, Wilmington Trust Company and American Capital Strategies, Ltd., dated as of April 24, 2007, incorporated herein by reference to Exhibit 10.23 of Form 10-Q for the quarter ended June 30, 2007 (File No. 814-00149), filed August 9, 2007.

* 2.k.32. ACAS Transfer Agreement, between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2007-1, dated as of April 24, 2007, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2007 (File No. 814-00149), filed August 9, 2007.

* 2.k.33. Transfer And Servicing Agreement, by and among ACAS Business Loan Trust 2007-1, ACAS Business Loan LLC, 2007-1, American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of April 24, 2007, incorporated herein by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2007 (File No. 814-00149), filed August 9, 2007.

* 2.k.34. Form of Subscription Agreement, dated April 19, 2010, incorporated herein by reference to Exhibit 10.1 of Form 8-K, dated April 22, 2010, incorporated herein by reference to Exhibit 10.1. of Form 10-Q (File No. 814-00149), filed August 6, 2010.

* 2.k.35. Letter Agreement, dated as of April 30, 2010, by and between American Capital, Ltd. and Wells Fargo Bank, N.A., as Administrative Agent, filed as Exhibit 10.1 to Form 8-K (File No. 814-00149), filed on May 3, 2010, incorporated herein by reference to Exhibit 10.2. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.k.36. Amended and Restated Credit Agreement among American Capital, Ltd. as the Borrower, the lenders listed therein, and Wells Fargo Bank N.A., as the Administrative Agent, dated as of June 28, 2010, incorporated herein by reference to Exhibit 10.4. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.k.37. Collateral Trust and Intercreditor Agreement among American Capital, Ltd., Wells Fargo Bank, N.A., as Credit Agreement Representative, Wilmington Trust FSB, as Public Note Representative and U.S. Bank National Association, as Collateral Trustee, dated as of June 28, 2010, incorporated herein by reference to Exhibit 10.5. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.k.38. Security Agreement made by American Capital, Ltd. in favor of U.S. Bank National Association, as Collateral Trustee, dated as of June 28, 2010, incorporated herein by reference to Exhibit 10.6. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.k.39. Resignation and Successor Agent Agreement, dated as of July 19, 2010 with Citicorp North America, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 10.1 to Form 8-K (File No. 814-00149), filed on July 22, 2010, incorporated herein by reference to Exhibit 10.7. of Form 10-Q (File No. 814-00149), filed on August 6, 2010.

* 2.l.1. Opinion and consent of Arnold & Porter LLP, incorporated herein by reference to Exhibit 2.l.1 of the Registration Statement on Form N-2 (File No. 333-166396), filed on April 29, 2010.

2.n.1. Consent of Ernst & Young LLP, filed herewith.

* 2.n.2. Opinion of Ernst & Young LLP, independent registered accounting firm, regarding “Senior Securities” table contained herein, incorporated herein by reference to Exhibit 2.n.2 of the Registration Statement on Form N-2 (File No. 333-166396), filed on April 29, 2010.

* 2.r. American Capital Strategies, Ltd. Code of Ethics and Conduct, incorporated herein by reference to Exhibit 2.r of the Registration Statement on Form N-2 (File No. 333-113859), filed March 23, 2004 and American Capital Strategies, Ltd. Personal Investments Code, incorporated herein by reference to Exhibit 2.r of Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-125278), filed July 29, 2005.

* 24. Power of Attorney of directors and officers, incorporated herein by reference to Exhibit 24 of the Registration Statement on Form N-2 (File No. 333-166396), filed on April 29, 2010.

* 99.1 Computation of Earnings to Fixed Charges, incorporated herein by reference to Exhibit 12.1 of Form 10-K for the year ended December 31, 2009 (File No. 814-00149), filed March 1, 2010.

*	Previously filed in whole or in part.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 124 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution**

Commission Registration Fee	$21,033
NASDAQ additional listing fee	65,000
Accounting fees and expenses	250,000
Legal fees and expenses	500,000
Printing and engraving	750,000
Registrar and transfer agent’s fees	10,000
Miscellaneous fees and expenses	15,000

Total	1,611,033

**	Estimated for filing purposes and excludes fees previously paid.

Item 28. Persons Controlled By Or Under Common Control

Consolidated Subsidiaries

1)	ACAS Business Loan LLC, 2004-1, a Delaware limited liability company

2)	ACAS Business Loan Trust 2004-1, a Delaware statutory trust

3)	ACAS Business Loan LLC, 2005-1, a Delaware limited liability company

4)	ACAS Business Loan Trust 2005-1, a Delaware statutory trust

5)	ACAS Business Loan LLC, 2006-1, a Delaware limited liability company

6)	ACAS Business Loan Trust 2006-1, a Delaware statutory trust

7)	ACAS Business Loan LLC 2007-1, a Delaware limited liability company

8)	ACAS Business Loan Trust 2007-1, a Delaware statutory trust

9)	ACAS Master Business Loan LLC, a Delaware limited liability company

10)	ACAS Business Loan Trust 2007-2, a Delaware statutory trust

11)	ACAS CRE CDO 2007-1 Depositor, LLC, a Delaware limited liability company

12)	CMX Acquisition LLC, a Delaware limited liability company

Other Controlled Entities

We have also established certain limited purpose entities to facilitate certain portfolio transactions. In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of our securities at July 22, 2010.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	911
Preferred Stock, par value $0.01 per share	0
Debt Securities	1

Item 30. Indemnification

The Delaware General Corporation Law (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its shareholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Third Amended and Restated Certificate of Incorporation, as amended, contains a provision that eliminates directors’ personal liability as set forth above, except in cases of a director’s willful misfeasance, bad faith, gross negligence or reckless disregard of such director’s duties involved in the conduct of the office of director.

The Delaware General Corporation Law (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or otherwise. Our Third Amended and Restated Certificate of Incorporation, as amended, provides for indemnification authorized by Section 145 of the Delaware General Corporation Law, except to the extent that a person has committed willful misfeasance, bad faith, gross negligence or reckless disregard in the conduct of such person’s duties to or for us.

See Article VII of our Third Amended and Restated Certificate of Incorporation, as amended, and Section VI of our Second Amended and Restated Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the court of the issue.

Item 31. Business and Other Connections of Investment Adviser

Not applicable.

Item 32. Location of Accounts and Records

We will maintain at our principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement (ii) our net asset value increases to an amount greater than its net proceeds as stated in the prospectus;

(2) if the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering;

(3) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a) (3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(4) that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(5) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(6) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(7) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(a) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(b) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(c) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

(8) that, for the purpose of determining any liabilities under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(9) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information; and

(10) to file a post-effective amendment to this registration statement if, subsequent to the effective date of this registration statement, the cumulative dilution to our net asset value per share from offerings under this registration statement, as amended, exceeds 15 percent.

Subject to the terms and conditions of Section 15(d) of the Exchange Act, we hereby undertake to file with the Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda and State of Maryland, on the 19th day of August 2010.

AMERICAN CAPITAL, LTD.

By:	/S/ SAMUEL A. FLAX
Samuel A. Flax
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

* Malon Wilkus	Chairman and Chief Executive Officer and President	August 19, 2010

* John R. Erickson	President, Structured Finance and Chief Financial Officer (Principal Financial Officer)	August 19, 2010

* Mary C. Baskin	Director	August 19, 2010

* Neil M. Hahl	Director	August 19, 2010

* Philip R. Harper	Director	August 19, 2010

* John A. Koskinen	Director	August 19, 2010

* Stan Lundine	Director	August 19, 2010

* Alvin N. Puryear	Director	August 19, 2010

*By:	/s/ Samuel A. Flax
Attorney-in-fact